10011189

Kodak

Eastman Kodak Company 2009 Annual Report on Form 10-K and Notice of 2010 Annual Meeting and Proxy Statement

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SEC Mail Processing Section

APR 06 2010

Washington, DC 110

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2009 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 1-87

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY	**16-0417150**
(State of incorporation)	(IRS Employer Identification No.)
343 STATE STREET, ROCHESTER, NEW YORK	**14650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 585-724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated file [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2009, was approximately $0.8 billion. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 11, 2010 was 268,643,869 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

PART III OF FORM 10-K

The following items in Part III of this Form 10-K incorporate by reference information from the Notice of 2010 Annual Meeting and Proxy Statement:

Item 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 11 - EXECUTIVE COMPENSATION

Item 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Eastman Kodak Company (the "Company" or "Kodak") helps consumers, businesses, and creative professionals unleash the power of pictures and printing to enrich their lives. When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to Eastman Kodak Company. The Company's products span:

- Digital still and video cameras and related accessories
- Consumer inkjet printers and media
- Digital picture frames
- Retail printing kiosks, APEX drylab systems and related media
- KODAK Gallery online imaging services
- Prepress equipment and consumables
- Workflow software for commercial printing
- Electrophotographic equipment and consumables
- Commercial inkjet printing systems
- Document scanners
- Origination and print films for the entertainment industry
- Consumer and professional photographic film
- Photographic paper and processing chemicals
- Wholesale photofinishing services

Kodak was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. The Company is headquartered in Rochester, New York.

The recessionary trends in the global economy, which began in 2008 and continued through much of 2009, significantly impacted the Company's revenue. While the rate of decline slowed significantly in the fourth quarter of 2009, the level of business activity has not returned to pre-recession levels. During this recessionary period, the Company maintained market leading positions in large product segments and gained market share with investments into large market categories in need of transformation. The Company ended 2009 with a more efficient cost structure and a strong cash position. The Company believes it is entering 2010 with its most competitive digital portfolio ever, sustainable traction in new markets, value propositions that are embraced by its customers and a leaner cost structure that will help deliver profitable digital growth.

The Company's key goals for 2010 are:

- Improve segment earnings
- Accelerate digital revenue growth
- Continue to invest in new markets in need of transformation
- Exploit benefits of operating leverage
- Drive positive cash flow before restructuring

Reportable Segments

As of and for the year ended December 31, 2009, the Company reported financial information for three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other.

The following business discussion is based on the three reportable segments and All Other as they were structured as of and for the year ended December 31, 2009. The Company's sales, earnings and assets by reportable segment for these three reportable segments and All Other for each of the past three years are shown in Note 24, "Segment Information," in the Notes to Financial Statements.

Consumer Digital Imaging Group ("CDG") Segment

CDG's mission is to enhance people's lives and social interactions through the capabilities of digital imaging technology, combined with Kodak's unique consumer knowledge, brand and intellectual property. This focus has led to a full range of product and service offerings to the consumer. CDG's strategy is to extend image taking, searching and organizing, sharing and printing to bring innovative new experiences to consumers – in ways that extend Kodak's legendary heritage in ease of use.

Digital Capture and Devices: Consumer digital capture and devices include digital still and pocket video cameras, digital picture frames, and imaging essentials, as well as branded licensed products. These product lines fuel Kodak's participation in the imaging device and accessory markets. Products are sold directly to retailers or distributors, and are also available to customers through the Internet at the KODAK Store (www.kodak.com) and other online providers. In January 2010, Kodak extended its pocket video camera line, following the success of the KODAK Zi6 Pocket Video Camera, which was launched in 2009. The line now includes the KODAK Zi8, which added an external mic jack; and the KODAK PlaySport pocket video camera, which is rugged, waterproof and is designed for action and adventure. KODAK pocket video cameras allow consumers to take stunning high definition videos, which can be easily uploaded to YOUTUBE via a built-in USB connector. Additionally, the Company also introduced a variety of stylish and compact digital still cameras with the unique and innovative 'SHARE' button that enables simple upload to YOUTUBE, FLICKR, FACEBOOK, and KODAK Gallery ("Gallery") for archiving and gifting. Another unique product is the KODAK Slice TouchScreen digital camera, a powerful camera and photo album in one that makes storing, sorting and sharing pictures easy with its 2 GB internal memory and Smart Find Facial Recognition Technology.

Digital Capture and Devices also includes the licensing activities related to the Company's intellectual property in digital imaging products. These arrangements provide the Company with design freedom, access to new markets and partnerships, and the generation of cash and income.

Kodak is a leader in the digital picture frame category. The newest product in the line, announced at the Consumer Electronics Show in January 2010 is the KODAK Pulse digital frame. This wireless picture frame has its own email address that receives photos automatically and allows consumers to view albums from FACEBOOK and Gallery. The full line of frames – both standard and wireless – enable consumers to easily share and view images and videos with family and friends simply and easily.

Retail Systems Solutions: The Retail Systems Solutions group's product and service offerings to retailers include retail kiosks and consumables, consumer and retailer software workflows, remote business monitoring, retail store merchandising and identity programs, and after sale service and support. Consumers can make a wide variety of photo gifts including among others, photobooks, posters and custom cards, all instantly and around the corner at a KODAK kiosk.

The DL2100 printer, which retailers can connect directly to a kiosk or Adaptive Picture Exchange ("APEX") drylab system, enables customers to make double-sided photobooks, calendars and greeting cards, almost instantly in-store. This high-quality printer enables consumers to personalize their products with sentiments and captions and then take home a finished, personalized product. Other popular Kodak premium products available quickly and easily in many of the world's largest retailers include the KODAK Picture-Movie DVD, which combines original artist music with the consumer's own pictures and creates a powerful multimedia show playable on any DVD player, along with posters, collages and more.

Consumer Inkjet Systems: Since the introduction of the KODAK All-in-One Inkjet printers in 2007, the portfolio has expanded through the introduction of a printer designed for the small office/home office market, the introduction of new ink cartridge options, and expansion into more markets. As of January 2009, our newest wireless printers have a unique application that allows consumers to print photos in multiple sizes with the free KODAK Pic Flick App from an IPHONE or IPOD TOUCH, or photos and documents from a wifi enabled smartphone. During 2009, we once again doubled the national installed base for our consumer inkjet printers – to more than two million units.

Online Imaging Services: KODAK Gallery is a leading online merchandise and photo sharing service. The Kodakgallery.com site provides consumers with a secure and easy way to view, store and share their images with friends and family, and to receive Kodak prints and other creative products from their pictures, such as photo books, frames, calendars, and a host of other personalized merchandise. Personalized photo cards are also available with original designs by popular designers including Martha Stewart, Simon and Kubuki and world-renown children's author Eric Carle. Products are distributed directly to consumers' homes, or through major retailers. The site is a chosen partner for leading companies such as ADOBE, MICROSOFT, and AMAZON. In addition to Kodakgallery.com in the U.S., we operate seven sites across Europe.

Kodak also distributes KODAK EasyShare desktop software at no charge to consumers, which provides easy organization and editing tools, and unifies the experience between digital cameras, printers, and the KODAKGallery services.

Imaging Sensors: Kodak's line of CCD sensors provides an attractive market opportunity, including mobile, automotive, industrial and professional imaging sectors. Kodak has leading sensor architecture intellectual property positions.

Marketing and Competition: The Company faces competition from other online service companies, consumer electronics and printer companies in the markets in which it competes, generally competing on price, features, and technological advances.

The key elements of CDG's marketing strategy emphasize ease of use, quality and the complete solution offered by KODAK Products and Services. This is communicated through a combination of in-store presentation, an aggressive social media strategy; online marketing, advertising, customer relationship marketing and public relations. The Company's advertising programs actively promote the segment's products and services in its various markets, and its principal trademarks, trade dress, and corporate symbol are widely used and recognized. Kodak is frequently noted by trade and business publications as one of the most recognized and respected brands in the world.

Film, Photofinishing and Entertainment Group ("FPEG") Segment

This segment is composed of traditional photographic products and services including paper, film and chemistry used for consumer, professional and industrial imaging applications and those products and services used in the creation and exhibition of motion pictures. The Company manufactures and markets films (motion picture, consumer, professional, industrial and aerial), one-time-use cameras, photographic paper and photo chemicals, and industrial components.

The market for consumer and professional films, traditional photofinishing and certain industrial and aerial films are in decline and expected to continue to decline due to digital substitution.

Motion picture and television production activities were impacted throughout most of 2009 by industry-specific labor issues, the overall economic impact on global advertising spend (broadcast commercials) and the availability of financing for independent feature filmmakers. These factors resulted in lower film production and the use of digital technology, as expected. However, Kodak motion picture print film showed slightly increased volumes despite a number of new digital cinema installations feeding the 3D pipeline. Print volumes have remained strong because the exhibition market returned to growth in 2009. Kodak benefited from this growth and gained market share due to a higher proportion of major studio release activity.

Marketing and Competition: The fundamental elements of the Company's strategy with respect to the photographic products in this segment are to maintain a profitable and sustainable business model, serving customers for traditional products while aggressively managing our cost structure for those businesses in decline.

As our silver halide business continues to mature, we are also looking at different ways to leverage these core capabilities outside of our traditional business applications. Opportunities exist to grow existing, nascent businesses and develop new businesses utilizing Kodak's existing capabilities in materials science, coating technology and base manufacture. Segments on which we are currently focusing for these opportunities include gelatin, silver and chemical components, industrial films, motion picture special effects services and event imaging services.

The Company's strategy for the Entertainment Imaging business is to sustain motion picture film's position as the pre-eminent capture medium for the creation of feature films, television dramas and commercials. Selective investments to improve film's superior image capture and quality characteristics are part of this strategy. Kodak has the leading share of the origination film market led by the new VISION3 family of color negative films, and the widely acclaimed OSCAR-award-winning VISION2 series.

The distribution of motion pictures to theaters on print film is another important element of the business, one in which the Company continues to be widely recognized as the market leader. Price competition is a bigger factor in this segment of the motion picture market, but the Company continues to maintain the leading share position, largely due to several multi-year agreements with the major studios.

Throughout the world, most Entertainment Imaging products are sold directly to studios, laboratories, independent filmmakers or production companies. Quality and availability are important factors for these products, which are sold in a price-competitive environment. As the industry moves to digital formats, the Company anticipates that it will face new competitors, including some of its current customers and other electronics manufacturers.

Film products and services for the consumer and professional markets and traditional photofinishing are sold throughout the world, both directly to retailers, and increasingly through distributors. Price competition continues to exist in all marketplaces. To be more cost competitive with its traditional photofinishing and film offerings, and to shift towards a variable cost model, the Company has rationalized capacity and restructured its go-to-market models in many of its traditional segments. The Company will continue to manage this business to focus on cash flow and earnings performance in this period of ongoing revenue decline.

Graphic Communications Group ("GCG") Segment

The Graphic Communications Group segment of Kodak is committed to helping its customers grow their businesses by offering innovative, powerful solutions that enhance production efficiency, open new revenue opportunities, and improve return on marketing investment. The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper, and digital prepress market segments with a range of software, media, and hardware products. Representing one of the broadest portfolios in the industry, product categories range from prepress equipment, workflow software, and digital and traditional printing to document scanning and multi-vendor services. Products include digital and traditional prepress equipment and consumables, including plates, chemistry, and media; workflow software and controller software for driving digital output devices; color and black-and-white electrophotographic printing equipment and consumables; high-speed, high-volume commercial inkjet printing systems; high-speed production and workgroup document scanners; and micrographic peripherals and media (including micrographic films). GCG also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

In the third quarter of 2009, the Company acquired the scanner division of BÖWE BELL + HOWELL, which markets a portfolio of production document scanners that complements the products currently offered within the GCG segment. Through this acquisition, Kodak expects to expand customer value by providing a wider choice of production scanners. As Kodak has provided field service to BÖWE BELL + HOWELL scanners since 2001, this acquisition is also expected to enhance global access to service and support for channel partners and end-user customers worldwide.

Marketing and Competition: Around the world, graphic communications products are sold through a variety of direct and indirect channels. The end users of these products include businesses in the prepress, commercial printing, data center, in-plant, newspaper and packaging market segments. The Company has developed a wide-ranging portfolio of digital products - workflow, equipment, media, and services - that combine to create a value-added complete solution to customers. Maintenance and professional services for the Company's products are sold either through product distribution channels or directly to the end users. In addition, a range of inkjet products for digital printing and proofing are sold through direct and indirect means. Document scanners are sold primarily through a two-tiered distribution channel to a number of different industries.

Financial Information by Geographic Area

Financial information by geographic area for the past three years is shown in Note 24, "Segment Information," in the Notes to Financial Statements.

Raw Materials

The raw materials used by the Company are many and varied, and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. The Company procures raw aluminum coils from several suppliers on a spot basis or under contracts generally in place over the next one to three years. Silver is one of the essential materials used in the manufacture of films and papers. The Company purchases silver from numerous suppliers under annual agreements or on a spot basis. Paper base is an essential material in the manufacture of photographic papers. The Company has a contract to acquire paper base from a certified photographic paper supplier over the next several years.

Seasonality of Business

Sales and earnings of the CDG segment are linked to the timing of holidays, vacations and other leisure or gifting seasons. Sales of digital products are typically highest in the last four months of the year. Digital capture and consumer inkjet printing products have experienced peak sales in this period as a result of the December holidays. However, the economic downturn that continued through 2009 resulted in a significant decline in consumer discretionary spending that negatively impacted the Company's digital camera and digital picture frame businesses in the CDG segment. CDG net sales in the fourth quarter increased from 31% of CDG's full-year revenue for 2008 to 46% of full-year revenue for 2009. However, much of this was related to the timing of non-recurring intellectual property arrangements as compared with the prior year. Sales are normally lowest in the first quarter due to the absence of holidays and fewer picture-taking and gift-giving opportunities during that time.

Sales and earnings of the FPEG segment are linked to the timing of holidays, vacations and other leisure activities. Sales and earnings of traditional film and photofinishing products are normally strongest in the second and third quarters as demand is high due to heavy vacation activity and events such as weddings and graduations. Sales of entertainment imaging film are typically strongest in the second quarter reflecting demand due to the summer motion picture season.

Sales and earnings of the GCG segment generally exhibit modestly higher levels in the fourth quarter, due to seasonal customer demand linked to commercial year-end advertising processes.

Research and Development

Through the years, the Company has engaged in extensive and productive efforts in research and development.

Research and development expenditures for the Company's three reportable segments and All Other were as follows:

(in millions)

	For the Year Ended December 31,		
	2009	2008	2007
Consumer Digital Imaging Group	$ 146	$ 205	$ 242
Film, Photofinishing and Entertainment Group	33	49	60
Graphic Communications Group	171	221	207
All Other	6	3	16
Total	$ 356	$ 478	$ 525

Research and development is headquartered in Rochester, New York. Other U.S. groups are located in Boston, Massachusetts; New Haven, Connecticut; Dayton, Ohio; and San Jose, Emeryville, and San Diego, California. Outside the U.S., groups are located in Canada, England, Israel, Germany, Japan, China, and Singapore. These groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

It has been the Company's general practice to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to the Company's ability to provide leadership products and to generate revenue from licensing. The Company holds portfolios of patents in several areas important to its business, including digital cameras and image sensors; network photo sharing and fulfillment; flexographic and lithographic printing plates and systems; digital printing workflow and color management proofing systems; color and black-and-white electrophotographic printing systems; commercial, and consumer inkjet printers; inkjet inks and media; thermal dye transfer and dye sublimation printing systems; digital cinema; and color negative films, processing and papers. Each of these areas is important to existing and emerging business opportunities that bear directly on the Company's overall business performance.

The Company's major products are not dependent upon one single, material patent. Rather, the technologies that underlie the Company's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent expiration or group of patents expirations which are expected to have a material impact on the Company's results of operations.

Environmental Protection

The Company is subject to various laws and governmental regulations concerning environmental matters. The U.S. federal environmental legislation and state regulatory programs having an impact on the Company include the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the NY State Chemical Bulk Storage Regulations and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law").

It is the Company's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. The Company continues to engage in programs for environmental, health and safety protection and control.

Based upon information presently available, future costs associated with environmental compliance are not expected to have a material effect on the Company's capital expenditures, results of operations or competitive position. However, such costs could be material to results of operations in a particular future quarter or year.

Environmental protection is further discussed in Note 10, "Commitments and Contingencies," in the Notes to Financial Statements.

Employment

At the end of 2009, the Company employed the full time equivalent of approximately 20,250 people, of whom approximately 10,630 were employed in the U.S. The actual number of employees may be greater because some individuals work part time.

Available Information

The Company files many reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through the Company's website at www.Kodak.com. To reach the SEC filings, follow the links to Investor Center, and then SEC Filings. The Company also makes available its annual report to shareholders and proxy statement free of charge through its website.

We have included the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this report. We have also included these certifications with the Form 10-K for the year ended December 31, 2008 filed on February 27, 2009. Additionally, we filed with the New York Stock Exchange ("NYSE") the CEO certification, dated June 5, 2009, regarding our compliance with the NYSE's corporate governance listing standards pursuant to Section 303A.12(a) of the listing standards, and indicated that the CEO was not aware of any violations of the listing standards by the Company.

ITEM 1A. RISK FACTORS

Continued weakness or worsening of economic conditions could continue to adversely affect our financial performance and our liquidity.

The global economic recession and declines in consumption in our end markets have adversely affected sales of both commercial and consumer products and profitability for such products. Further, the global financial markets have been experiencing volatility. Slower sales of consumer digital products due to the uncertain economic environment could lead to reduced sales and earnings while inventory increases. Economic conditions could also accelerate the continuing decline in demand for traditional products, which could also place pressure on our results of operations and liquidity. As a result of the tightening of credit in the global financial markets, our commercial customers have experienced difficulty in obtaining financing for significant equipment purchases, resulting in a decrease in, or cancellation of, orders for our products and services and we can provide no assurance that this trend will not continue. In addition, accounts receivable and past due accounts could increase due to a decline in our customers' ability to pay as a result of the economic downturn and our treasury operations could be negatively impacted by failures of financial instrument counterparties, including banks and other financial institutions. If the global economic weakness and tightness in the credit markets continue for a greater period of time than anticipated or worsen, our profitability and related cash generation capability could be adversely affected and, therefore, affect our ability to meet our anticipated cash needs, impair our liquidity or increase our costs of borrowing.

If we are unsuccessful with the strategic investment decisions we have made, our financial performance could be adversely affected.

We have made a decision to focus our investments on businesses in large growth markets that are positioned for technology and business model transformation, which are consumer inkjet, commercial inkjet (including our Prosper line of products based upon the Company's Stream technology), enterprise workflow, and digital packaging printing solutions, all of which we believe have significant growth potential. Introduction of successful innovative products and the achievement of scale are necessary for us to grow these businesses, improve margins and achieve our future financial success. We are also continuing to build upon our leading positions in businesses that participate in large stable markets. Our current strategic plans require significant attention from our management team and if events occur that distract management's attention and resources, our business could be harmed. Further, if we are unsuccessful in growing our investment businesses as planned and maintaining and building upon our leading market positions, our financial performance could be adversely affected.

If we cannot effectively anticipate technology trends and develop and market new products to respond to changing customer preferences, this could adversely affect our revenues.

Due to changes in technology and customer preferences, the market for traditional film and paper products and services is in decline. Our success depends in part on our ability to manage the decline of the market for these traditional products by continuing to reduce our cost structure to maintain profitability. In addition, we must develop and introduce new products and services in a timely manner that keep pace with technological developments and that are accepted in the market. Further, we may expend significant resources to develop and introduce new products that are not commercially accepted for any number of reasons, including, but not limited to, failure to successfully market our products, competition from existing and new competitors or product quality concerns. In addition, if we are unable to anticipate and develop improvements to our current technology, to adapt our products to changing customer preferences or requirements or to continue to produce high quality products in a timely and cost effective manner in order to compete with products offered by our competitors, this could adversely affect our revenues.

The competitive pressures we face could harm our revenue, gross margins and market share.

The markets in which we do business are highly competitive, and we encounter aggressive price competition for all our products and services from numerous companies globally. Over the past several years, price competition in the market for digital products, film products and services has been particularly intense as competitors have aggressively cut prices and lowered their profit margins for these products. Our results of operations and financial condition may be adversely affected by these and other industry wide pricing pressures. If our products and services and pricing are not sufficiently competitive with current and future competitors, we could also lose market share, adversely affecting our revenue and gross margins.

If we have product quality issues, our expenses may increase, our liquidity may decrease, or our reputation may be harmed, any of which could have an adverse effect on our business.

In the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. Because our products are becoming increasingly sophisticated and complicated to design and build as rapid advances in technologies occur, the occurrence of defects may increase, particularly with the introduction of new product lines. Although we have established internal procedures to minimize risks that may arise from product quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. Finding solutions to quality issues can be expensive and we may also incur expenses in connection with, for example, product recalls and warranty or other service obligations. We may also face lawsuits if our products do not meet customer expectations. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our brand image, and our reputation as a producer of high quality products could suffer, which could adversely affect our business as well as our financial results.

If we cannot continue to license or enforce the intellectual property rights on which our business depends, or if third parties assert that we violate their intellectual property rights, our revenue, earnings, expenses and liquidity may be adversely impacted.

We rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and non-disclosure, confidentiality and other types of agreements with our employees, customers, suppliers and other parties, to establish, maintain and enforce our intellectual property rights. Despite these measures, any of our direct or indirect intellectual property rights could, however, be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position. Also, because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

We have made substantial investments in new, proprietary technologies and have filed patent applications and obtained patents to protect our intellectual property rights in these technologies as well as the interests of our licensees. There can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property or that such patents will not be challenged by third parties.

The execution and enforcement of licensing agreements protects our intellectual property rights and provides a revenue stream in the form of up-front payments and royalties that enables us to further innovate and provide the marketplace with new products and services. There can be no assurance that such measures alone will be adequate to protect our intellectual property. Our ability to execute our intellectual property licensing strategies, including litigation strategies, such as our recent legal actions against Apple Inc. and Research in Motion Limited, could also affect our revenue and earnings. Additionally, the uncertainty around the timing and magnitude of our intellectual property-related judgments and settlements could have an adverse effect on our financial results and liquidity. Our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Furthermore, our failure to identify and implement licensing programs, including identifying appropriate licensees, could adversely affect the profitability of our operations.

In addition, third parties may claim that we, our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights. Such claims may be made by competitors seeking to block or limit our access to digital markets. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies like ours. Even if we believe that the claims are without merit, the claims can be time consuming and costly to defend and distract management's attention and resources. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology at all, license the technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. We have a corporate open source governance board to monitor the use of open source software in our products and services and try to ensure that none is used in a manner that would require us to disclose the source code to the related product or service or that would otherwise breach the terms of an open source agreement. Such use could inadvertently occur and any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business results of operations and financial condition.

If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers whose creditworthiness deteriorates, this could adversely impact our revenues, profitability and financial position.

The competitive environment in which we operate may require us to provide financing to our customers in order to win a contract. Customer financing arrangements may include all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources and may provide financial guarantees on behalf of our customers. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. The tightening of credit in the global financial markets has adversely affected the ability of our customers to obtain financing for significant purchases, which resulted in a decrease in, or cancellation of, orders for our products and services, and we can provide no assurance that this trend will not continue. If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers whose creditworthiness deteriorates, this could adversely impact our revenues, profitability and financial position.

Our future pension and other postretirement plan costs and required level of contributions could be unfavorably impacted by changes in actuarial assumptions, future market performance of plan assets and obligations imposed by legislation or pension authorities which could adversely affect our financial position, results of operations, and cash flow.

We have significant defined benefit pension and other postretirement benefit obligations. The funded status of our U.S. and non U.S. defined benefit pension plans and other postretirement benefit plans, and the related cost reflected in our financial statements, are affected by various factors that are subject to an inherent degree of uncertainty, particularly in the current economic environment. Key assumptions used to value these benefit obligations, funded status and expense recognition include the discount rate for future payment obligations, the long term expected rate of return on plan assets, salary growth, healthcare cost trend rates, and other economic and demographic factors. Significant differences in actual experience, or significant changes in future assumptions or obligations imposed by legislation or pension authorities could lead to a potential future need to contribute cash or assets to our plans in excess of currently estimated contributions and benefit payments and could have an adverse effect on our consolidated results of operations, financial position or liquidity.

If we cannot attract, retain and motivate key employees, our business could be harmed.

In order for us to be successful, we must continue to attract, retain and motivate executives and other key employees, including technical, managerial, marketing, sales, research and support positions. Hiring and retaining qualified executives, research professionals, and qualified sales representatives is critical to our future. Competition for experienced employees in the industries in which we compete is intense. The market for employees with digital skills is highly competitive and, therefore, our ability to attract such talent will depend on a number of factors, including compensation and benefits, work location and persuading potential employees that we are well positioned for success in the digital markets in which we are operating. Given that our compensation plans are highly performance based and given the potential impact of the global economy on our current and future performance, it may become more challenging to retain key employees. We also must keep employees focused on our strategic initiatives and goals in order to be successful. Our past restructuring actions harm our efforts to attract and retain key employees. If we cannot attract properly qualified individuals, retain key executives and employees or motivate our employees, our business could be harmed.

Our sales are typically concentrated in the last four months of the fiscal year, therefore, lower than expected demand or increases in costs during that period may have a pronounced negative effect on our results of operations.

The demand for our consumer products is largely discretionary in nature, and sales and earnings of our consumer businesses are linked to the timing of holidays, vacations, and other leisure or gifting seasons. Accordingly, we have typically experienced greater net sales in the fourth fiscal quarter as compared to the other three quarters. Developments, such as lower-than-anticipated demand for our products, an internal systems failure, increases in materials costs, or failure of one of our key logistics, components supply, or manufacturing partners, could have a material adverse impact on our financial condition and operating results, particularly if such developments occur late in the third quarter or during the fourth fiscal quarter. Further, with respect to the Graphic Communications Group segment, equipment and consumable sales in the commercial marketplace peak in the fourth quarter based on increased commercial print demand. Tight credit markets that limit capital investments or a weak economy that decreases print demand could negatively impact equipment or consumable sales. In addition, our inability to achieve intellectual property licensing revenues in the timeframe and amount we anticipate could adversely affect our revenues, earnings and cash flow. These external developments are often unpredictable and may have an adverse impact on our business and results of operations.

If we fail to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.

We use a variety of different distribution methods to sell and deliver our products and services, including third party resellers and distributors and direct and indirect sales to both enterprise accounts and customers. Successfully managing the interaction of direct and indirect channels to various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and costs, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue, gross margins and earnings. Due to changes in our go to market models, we are more reliant on fewer distributors than in past periods. This has concentrated our credit and operational risk and could result in an adverse impact on our financial performance.

Due to the nature of the products we sell and our worldwide distribution, we are subject to changes in currency exchange rates, interest rates and commodity costs that may adversely impact our results of operations and financial position.
As a result of our global operating and financing activities, we are exposed to changes in currency exchange rates and interest rates, which may adversely affect our results of operations and financial position. Exchange rates and interest rates in markets in which we do business tend to be volatile and at times, our sales can be negatively impacted across all of our segments depending upon the value of the U.S. dollar. In addition, our products contain silver, aluminum, petroleum based or other commodity-based raw materials, the changes in the costs of which can be volatile. If the global economic situation remains uncertain or worsens, there could be further volatility in changes in currency exchange rates, interest rates and commodity prices, which could have negative effects on our revenue and earnings.

We have outsourced a significant portion of our overall worldwide manufacturing, logistics and back office operations and face the risks associated with relying on third party suppliers.
We have outsourced a significant portion of our overall worldwide manufacturing, logistics, customer support and administrative operations (such as credit and collections, and general ledger accounting functions) to third parties. To the extent that we rely on third party service providers, we face the risk that those third parties may not be able to:

- develop manufacturing methods appropriate for our products;
- maintain an adequate control environment;
- quickly respond to changes in customer demand for our products;
- obtain supplies and materials necessary for the manufacturing process; or
- mitigate the impact of labor shortages and/or disruptions.

As a result of such risks, our costs could be higher than planned and the reliability of our products could be negatively impacted. Other supplier problems that we could face include component shortages, excess supply, risks related to duration of our contracts with suppliers for components and materials and risks related to dependency on single source suppliers on favorable terms or at all. If any of these risks were to be realized, and assuming alternative third party relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our inability to meet customer demand for our products, damage to our relationships with our customers, and reduced market share, all of which could adversely affect our results of operations and financial condition.

Our inability to effectively complete, integrate and manage acquisitions, divestitures and other significant transactions could adversely impact our business performance including our financial results.
As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing transactions and enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates and successfully complete transactions, some of which may be large and complex, and manage post closing issues such as the integration of acquired companies or employees and the assessment of such acquired companies' internal controls. Integration and other risks of transactions can be more pronounced for larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have an adverse effect on our revenue, gross margins and profitability. In addition, unpredictability surrounding the timing of such transactions could adversely affect our financial results.

System integration issues could adversely affect our revenue and earnings.
Portions of our information technology infrastructure may experience interruptions, delays or cessations of service in connection with systems integration or migration work that takes place from time to time. In particular, we are in the process of completing integration of certain of our regional operations' systems into our corporate SAP structure. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource intensive. Such disruption could adversely affect our ability to fulfill orders and could also interrupt other processes. Delayed sales, higher costs or lost customers resulting from these disruptions could adversely affect our financial results and reputation.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, political or economic instability, and other natural or manmade disasters or business interruptions, for which we are predominantly self insured. The occurrence of any of these business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses. In addition, some areas, including parts of the east and west coasts of the United States, have previously experienced, and may experience in the future, major power shortages and blackouts. These blackouts could cause disruptions to our operations or the

operations of our suppliers, distributors and resellers, or customers. These events could seriously harm our revenue and financial condition, and increase our costs and expenses.

We may be required to recognize additional impairments in the value of our goodwill, which would increase expenses and reduce profitability.

Goodwill represents the excess of the amount we paid to acquire businesses over the fair value of their net assets at the date of the acquisition. We test goodwill for impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This may occur for various reasons including changes in actual or expected income or cash flows of a reporting unit. We continue to evaluate current conditions that may affect the fair value of our reporting units to assess whether any goodwill impairment exists. Secular declines in the results of the Film, Photofinishing and Entertainment Group segment are likely to lead to impairment of goodwill related to that segment in the future. In addition, impairments of goodwill could occur in the future if market or interest rate environments deteriorate, expected future cash flows of our reporting units decline, or if reporting unit carrying values change materially compared with changes in respective fair values.

The private equity firm KKR may have interests that diverge from our interests and the interests of our other security holders.

KKR beneficially owns a significant equity position in the Company through its warrant holdings and may have interests that diverge from our interests and the interests of our security holders. In addition, so long as KKR maintains beneficial ownership of specified thresholds of our shares of common stock, it will have the right to nominate up to two members of our board of directors and will be entitled to certain information rights and a right to participate in future offerings of our equity securities. KKR is in the business of investing in companies and they are not restricted from investing in our current or future competitors. Future events may give rise to a divergence of interests between KKR and us or our other security holders.

Our failure to implement plans to reduce our cost structure in anticipation of declining demand for certain products or delays in implementing such plans could negatively affect our consolidated results of operations, financial position and liquidity.

We recognize the need to continually rationalize our workforce and streamline our operations to remain competitive in the face of an ever-changing business and economic climate. If we fail to implement cost rationalization plans such as restructuring of manufacturing, supply chain, marketing sales and administrative resources ahead of declining demand for certain of our products and services, our operations results, financial position and liquidity could be negatively impacted. In 2009, we implemented a targeted cost reduction program, which we refer to as the 2009 Program, to more appropriately size the organization as a result of the economic downturn. While most of the actions under the 2009 Program were completed in 2009, we expect some remaining actions to be completed during the first half of 2010. If we fail to successfully execute our remaining rationalization activities under our 2009 Program, our financial performance could be adversely affected. Additionally, if the restructuring plans are not effectively managed, we may experience lost customer sales, product delays and other unanticipated effects, causing harm to our business and customer relationships. Finally, the timing and implementation of these plans require compliance with numerous laws and regulations, including local labor laws, and the failure to comply with such requirements may result in damages, fines and penalties which could adversely affect our business.

The implementation of new legislation or regulations or changes in existing laws or regulations could increase our cost to comply and consequently reduce our profitability.

New business legislation or regulations or changes to existing laws or regulation, including interpretations of existing regulations by courts or regulators, could adversely affect our results of operations by increasing our cost to comply. For example, new tax, labor, health care, product safety, environmental and securities laws and regulations have been proposed and such proposals or other proposals may be enacted in the future that require us to adopt new policies, internal controls and other compliance practices or modify existing production facilities and operations. Each of these compliance initiatives could lead to internal and external cost increases, and negatively impact our profitability.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

Because we sell our products worldwide and many of the facilities where our devices are manufactured, distributed and supported are located outside the United States, our business is subject to risks associated with doing business internationally, such as:

- supporting multiple languages;
- recruiting sales and technical support personnel with the skills to design, manufacture, sell and support our products;
- complying with governmental regulation of imports and exports, including obtaining required import or export approval for our products;
- complexity of managing international operations;
- exposure to foreign currency exchange rate fluctuations;
- commercial laws and business practices that may favor local competition;

- multiple, potentially conflicting, and changing governmental laws, regulations and practices, including differing export, import, tax, labor, anti-bribery and employment laws;
- difficulties in collecting accounts receivable;
- limitations or restrictions on the repatriation of cash;
- reduced or limited protection of intellectual property rights;
- managing research and development teams in geographically disparate locations, including Canada, Israel, Japan, China, and Singapore;
- complicated logistics and distribution arrangements; and
- political or economic instability.

While we sell our products in most parts of the world, one component of our strategy is to further expand our international sales efforts. There can be no assurance that we will be able to market and sell our products in all of our targeted international markets. If our international efforts are not successful, our business growth and results of operations could be harmed.

Our results of operations may suffer if we do not effectively manage our inventory, and we may incur inventory-related charges.

We need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. Accurately forecasting customers' product needs is difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer tastes or a decrease in customer demand. If we are not able to manage our inventory effectively, we may need to write down the value of some of our existing inventory or write off non-saleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could materially and adversely affect our results of operations.

We are subject to environmental laws and regulations and failure to comply with such laws and regulations or liabilities imposed as a result of such laws and regulations could have an adverse effect on our business, results of operations and financial condition.

We are subject to environmental laws and regulations in the jurisdictions in which we conduct our business, including laws regarding the discharge of pollutants, including greenhouse gases, into the air and water, the need for environmental permits for certain operations, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the content of our products and the recycling and treatment and disposal of our products. If we do not comply with applicable laws and regulations in connection with the use and management of hazardous substances, then we could be subject to liability and/or could be prohibited from operating certain facilities, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with certain regulations could result in fines and civil or criminal sanctions, third-party property damage or personal injury claims and clean up costs. We cannot provide assurance that we have been or will be at all times in complete compliance with all environmental laws, regulations and permits.

Certain environmental laws and regulations impose liability on current or previous owners or operators of real property for the cost to investigate, remove or remediate hazardous substances. These laws often impose liability even if the owner or operator of property did not know of, or was not responsible for, the release of such hazardous substances. These laws and regulations also assess liability on persons who arrange for hazardous substances to be sent to disposal, reclamation or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. At December 31, 2009, we had accrued liabilities of $102 million for various environmental matters. The majority of this reserve relates to contamination at our Eastman Business Park site in Rochester, New York. Certain other costs relate to liability at Superfund sites, including the Passaic River in the state of New Jersey. While the accrued liabilities represent our current best estimate of costs for those matters, the ultimate costs could exceed that amount.

Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We cannot assure you that our costs of complying with current and future environmental laws and regulations and our liabilities arising from past or future releases of, or exposure to, hazardous substances (including our liability for the matters comprising our environmental reserve) will not adversely affect our business, results of operations or financial condition.

Our substantial leverage could adversely affect our ability to fulfill our debt obligations and may place us at a competitive disadvantage in our industry.

We have incurred significant debt and related interest expenses as a result of the issuance of $300 million aggregate principal amount of the 10.5% 2017 Senior Notes and $400 million of our 7.00% Convertible Senior Notes due 2017 in September 2009 and previously issued debt. In addition, we may incur additional debt from time to time to finance working capital, product development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in our Credit Agreement and the indenture governing the notes and in any other agreements under which we incur indebtedness.

Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks:

- we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, acquisitions, investments and strategic alliances and other general corporate requirements as well as making it more difficult for us to make payments on the notes;
- our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;
- our level of debt and the covenants within our debt instruments may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and
- covenants in our debt instruments limit our ability to pay dividends, issue new or additional debt or make other restricted payments and investments.

A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of our various outstanding notes. Any required repayment of our indebtedness as a result of acceleration would lower our current cash on hand such that we would not have those funds available for use in our business. In addition, we may not have sufficient cash on hand to pay all such amounts in the event of an acceleration.

If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

Servicing our debt requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

- our business will generate sufficient cash flow from operations;
- we will realize cost savings, revenue growth and operating improvements resulting from the execution of our long-term strategic plan; or
- future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, including the notes, or seeking additional equity capital. Such actions could further negatively impact our ability to generate cash flows. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Certain of our debt instruments limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed, under those instruments, to use the proceeds from such dispositions to satisfy all current debt service obligations. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Restrictions imposed by our debt instruments limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our debt instruments impose operating and other restrictions on us and our subsidiaries. Our debt instruments also limit, among other things, the ability of us and our restricted subsidiaries to:

- incur additional indebtedness and issue certain preferred stock;
- create liens;
- pay dividends or make distributions in respect of our capital stock;

- purchase or redeem capital stock;
- make certain investments or other restricted payments;
- sell assets;
- enter into transactions with affiliates; and
- effect a consolidation or merger.

However, these limitations are subject to a number of important qualifications and exceptions.

If the excess availability under our Credit Agreement falls below $100 million for a specified period, the Credit Agreement also requires us to maintain compliance with a fixed charge coverage ratio. Our ability to comply with this covenant may be affected by events beyond our control.

A breach of any of the covenants contained in our Credit Agreement or our inability to comply with the required financial ratio, when applicable, could result in a default under the Credit Agreement. If an event of default occurs and we are not able to obtain a waiver from the requisite lenders under the Credit Agreement, the administrative agent of the Credit Agreement may, and at the request of the requisite lenders shall, declare all of our outstanding obligations under the Credit Agreement, together with accrued interest and fees, to be immediately due and payable, and may terminate the lenders' commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's worldwide headquarters is located in Rochester, New York.

The CDG segment of Kodak's business in the United States is headquartered in Rochester, New York. Kodak Gallery operations are managed from Emeryville, California. Kodak Consumer Inkjet Systems operations are located in San Diego, California; Xiamen, China; Singapore; and Rochester, New York. Many of CDG's businesses rely on manufacturing assets, company-owned or through relationships with design and manufacturing partners, which are located close to end markets and/or supplier networks.

The FPEG segment of Kodak's business is centered in Rochester, New York, where film and photographic chemicals and related materials are manufactured. A manufacturing facility in Harrow, England produces photographic paper. Additional manufacturing facilities supporting the business are located in Windsor, Colorado; China; Mexico; India; Brazil; and Russia. Entertainment Imaging has business operations in Hollywood, California and Rochester, New York.

Products in the GCG segment are manufactured in the United States, primarily in Rochester, New York; Dayton, Ohio; Columbus, Georgia; and Weatherford, Oklahoma. Key manufacturing facilities outside the United States, either company-owned or through relationships with manufacturing partners, are located in the United Kingdom, Germany, Bulgaria, Mexico, China, and Japan. During 2009, manufacturing and development facilities in Windsor, Colorado; Israel; and Canada were impacted by capacity consolidations into other sites around the world. While these sites continued to develop or manufacture select products throughout the year, their product line focus was narrowed.

Properties within a country may be shared by all segments operating within that country.

Regional distribution centers are located in various places within and outside of the United States. The Company owns or leases administrative, research and development, manufacturing, marketing, and processing facilities in various parts of the world. The leases are for various periods and are generally renewable.

ITEM 3. LEGAL PROCEEDINGS

During March 2005, the Company was contacted by members of the Division of Enforcement of the SEC concerning the announced restatement of the Company's financial statements for the full year and all four quarters of 2003 and the first three unaudited quarters of 2004. An informal inquiry by the staff of the SEC into the substance of that restatement is continuing. The Company continues to fully cooperate with this inquiry, and the staff has indicated that the inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred. The Company has provided all the information requested by the SEC and the SEC has not requested additional information for more than three years.

On October 12, 2009, the U.S. Environmental Protection Agency commenced an administrative enforcement action against the Company under the Clean Water Act alleging violations of regulations applicable to the management, training and record keeping of certain oil storage operations at its primary manufacturing facility in Rochester, NY. The Company and the EPA have reached an agreement in principle to settle this matter for $88,000.

The Company has been named as third-party defendant (along with approximately 200 other entities) in an action initially brought by the New Jersey Department of Environmental Protection (NJDEP) in the Supreme Court of New Jersey, Essex County against

Occidental Chemical Corporation and several other companies that are successors in interest to Diamond Shamrock Corporation. The NJDEP seeks recovery of all costs associated with the investigation, removal, cleanup and damage to natural resources occasioned by Diamond Shamrock's disposal of various forms of chemicals in the Passaic River. The damages are alleged to potentially range "from hundreds of millions to several billions of dollars." Pursuant to New Jersey's Court Rules, the defendants were required to identify all other parties which could be subject to permissive joinder in the litigation based on common questions of law or fact. Third-party complaints seeking contribution from more than 200 entities, which have been identified as potentially contributing to the contamination in the Passaic, were filed on February 5, 2009. Based on currently available information, the potential monetary exposure is likely to be in excess of $100,000 but is not expected to be material.

On November 17, 2008, the Company filed a complaint with the U.S. International Trade Commission ("ITC") against Samsung Electronics Company Ltd., Samsung Electronics America Inc., and Samsung Telecommunications America, LLC, for infringement of patents related to digital camera technology. The hearing before the ITC was concluded on October 16, 2009 and an Initial Determination was issued by the Administrative Law Judge on December 17, 2009 finding Kodak's asserted patents valid and infringed. On December 22, 2009, the Company and Samsung agreed to negotiate a definitive agreement to settle the ITC proceeding and a technology cross license agreement. On January 8, 2010, the Company and Samsung executed a settlement agreement ("Samsung Settlement"), entered into a technology cross license agreement, and filed joint motions to terminate the patent infringement proceeding pending before the ITC. These motions were granted on February 2, 2010 and the proceeding was terminated.

On February 17, 2009 Samsung Electronics Company Ltd. and Samsung Electronics America Inc. filed a complaint with the ITC against the Company for infringement of certain of their patents alleged to be related to digital camera technology. The hearing before the ITC was concluded on October 1, 2009. Pursuant to the Samsung Settlement mentioned above, this proceeding was terminated on February 12, 2010.

On November 17, 2008, the Company commenced a lawsuit in Landgericht Düsseldorf, Germany against Samsung Electronics GmbH for infringement of a patent related to digital camera technology. Pursuant to the Samsung Settlement mentioned above, this suit was terminated on February 3, 2010.

On November 17, 2008, the Company filed complaints against Samsung Electronics Company Ltd., Samsung Electronics America Inc., and Samsung Telecommunications America, LLC in Federal District Court in Rochester, New York, for infringement of patents related to digital camera technology. Pursuant to the Samsung Settlement mentioned above, this suit was dismissed on February 4, 2010.

On November 17, 2008, the Company filed a complaint with the ITC against LG Electronics Inc., LG Electronics USA Inc. and LG Electronics MobileComm USA Inc. (referred to collectively as "LG") for infringement of patents related to digital camera technology. The hearing before the ITC was concluded on October 16, 2009. On November 30, 2009, the Company and LG entered into an agreement settling their patent infringement lawsuits against each other ("LG Settlement") and agreed to file a joint request for termination of patent infringement proceedings before the ITC. This request was granted and the ITC proceeding was terminated on January 27, 2010. Separately the Company entered into a technology cross license with LG.

On February 20, 2009 LG Electronics Inc. (Seoul, Korea) filed a complaint with the ITC against the Company for infringement of certain of their patents alleged to be related to digital camera technology. Pursuant to the LG Settlement mentioned above, this proceeding was terminated on February 16, 2010.

On November 17, 2008 the Company filed complaints against LG Electronics Inc., LG Electronics USA Inc., and LG Electronics MobileComm USA, Inc. in Federal District Court in Rochester, New York, for infringement of patents related to digital camera technology. Pursuant to the LG Settlement mentioned above, this suit was dismissed on December 22, 2009.

On February 20, 2009 LG Electronics Inc. (Seoul, Korea) commenced two actions against the Company in Federal District court in the Southern District of California for infringement of certain of their patents alleged to be related to digital camera technology. Pursuant to the LG Settlement mentioned above, these suits were dismissed on December 18, 2009.

On November 20, 2008, Research in Motion Ltd. and Research in Motion Corp. (collectively "RIM") filed a declaratory judgment action against the Company in Federal District Court in Dallas, Texas. The suit seeks to invalidate certain Company patents related to digital camera technology and software object linking, and seeks a determination that RIM handheld devices do not infringe such patents. On February 17, 2009, the Company filed its answer and counterclaims for infringement of each of these same patents. The Company intends to vigorously defend itself in this matter.

On January 14, 2010 the Company filed a complaint with the ITC against Apple Inc. and Research in Motion Limited (RIM) for infringement of patents related to digital camera technology. The Company is seeking a limited exclusion order preventing importation of infringing devices including IPHONES and camera enabled BLACKBERRY devices. On February 16, 2010, the ITC ordered that an investigation be instituted to determine whether importation or sale of the accused Apple and RIM devices constitutes violation of the Tariff Act of 1930.

On January 14, 2010 the Company filed two suits against Apple Inc. in the Federal District Court in Rochester, New York claiming infringement of patents related to digital cameras and certain computer processes. The Company is seeking unspecified damages and other relief.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation, and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

			Date First Elected	
Name	**Age**	**Positions Held**	**an Executive Officer**	**to Present Office**
Robert L. Berman	52	Senior Vice President	2002	2005
Philip J. Faraci	54	President and Chief Operating Officer	2005	2007
Joyce P. Haag	59	General Counsel and Senior Vice President	2005	2005
Brad W. Kruchten	49	Senior Vice President	2009	2009
Antonio M. Perez	64	Chairman of the Board, Chief Executive Officer	2003	2005
Eric H. Samuels	42	Chief Accounting Officer and Corporate Controller	2009	2009
Frank S. Sklarsky	53	Chief Financial Officer and Executive Vice President	2006	2006
Terry R. Taber	55	Vice President	2008	2008

Executive officers are elected annually in February.

All of the executive officers have been employed by Kodak in various executive and managerial positions for at least five years, except Mr. Sklarsky who joined the Company on October 30, 2006.

The executive officers' biographies follow:

Robert L. Berman

Robert Berman was appointed to his current position in January 2002 and was elected a Vice President of the Company in February 2002. In March 2005, he was elected a Senior Vice President by the Board of Directors. In this capacity, he is responsible for the design and implementation of all human resources strategies, policies and processes throughout the corporation. He is a member of the Eastman Kodak Company Executive Council, and serves on the Company's Senior Executive Diversity and Inclusion Council and Ethics Committee. He works closely with Kodak's CEO, Board of Directors and Executive Compensation and Development Committee on all executive compensation and development processes for the corporation. Prior to this position, Mr. Berman was the Associate Director of Human Resources and the Director and divisional vice president of Human Resources for Global Operations, leading the delivery of strategic and operational human resources services to Kodak's global manufacturing, supply chain and regional operations around the world. He has held a variety of other key human resources positions for Kodak over his 25 year career, including the Director and divisional vice president of Human Resources for the global Consumer Imaging business and the Human Resources Director for Kodak Colorado Division.

Philip J. Faraci
Philip Faraci was named President and Chief Operating Officer, Eastman Kodak Company, in September 2007. As President and COO, Mr. Faraci is responsible for the day-to-day management of Kodak's two major digital businesses: the Consumer Digital Imaging Group ("CDG") and the Graphic Communications Group ("GCG"). Mr. Faraci had been President of CDG and a Senior Vice President of the Company. He joined Kodak as Director, Inkjet Systems Program in December 2004. In February 2005, he was elected a Senior Vice President of the Company. In June 2005, he was also named Director, Corporate Strategy & Business Development.

Prior to Kodak, Mr. Faraci served as Chief Operating Officer of Phogenix Imaging and President and General Manager of Gemplus Corporation's Telecom Business Unit. Prior to these roles, he spent 22 years at Hewlett-Packard, where he served as Vice President and General Manager of the Consumer Business Organization and Senior Vice President and General Manager for the Inkjet Imaging Solutions Group.

Joyce P. Haag
Joyce Haag began her Kodak career in 1981, as a lawyer on the Legal Staff. She was elected Assistant Secretary in December 1991 and elected Corporate Secretary in February 1995. In January 2001, she was appointed to the additional position of Assistant General Counsel. In August 2003, she became Director, Marketing, Antitrust, Trademark and Litigation, Legal Staff and in March 2004, she became General Counsel, Europe, Africa and Middle East Region ("EAMER"). In July 2005, she was promoted to Senior Vice President and General Counsel.

Prior to joining the Kodak Legal Staff, Ms. Haag was an associate with Boylan, Brown, Code, Fowler, Vigdor & Wilson LLP in Rochester, New York.

Brad W. Kruchten
Brad Kruchten is currently the President of the Film, Photofinishing & Entertainment Group (FPEG). In this capacity, he is responsible for the manufacture of all silver halide products. Mr. Kruchten was named Chief Operating Officer of FPEG in January 2009, and he was appointed President of FPEG in July 2009. The Board of Directors elected him a Senior Vice President of the Company in July 2009. In addition, Mr. Kruchten has responsibility for Qualex / Event Imaging Solutions, which is a wholly owned subsidiary that provides photo services to guests at theme parks and other attractions.

Prior to his current position, Mr. Kruchten was the worldwide General Manager for Retail Printing, and was responsible for the products and services that enable retailers to offer an integrated retail solution to analog and digital photographers. These products and services included kiosks, paper, retail workflow software, service, and support. Before that, Mr. Kruchten was the General Manager for the Consumer and Professional film business. The Board of Directors elected him a Corporate Vice President in July 2002.

Mr. Kruchten's career at Kodak began in 1982 as a Quality Engineer. Over his first five years, he expanded his engineering experience in the Copy Products Division as a Manufacturing Engineer and a Development/Research Engineer. In 1986, he moved into a sales position for Copy Products, and over the next five years held a number of sales and marketing positions within Printer Products and Business Imaging Systems. In 1993, Mr. Kruchten became a product line manager for Business Imaging Systems. In 1998, he was named Strategic Business Unit Manager and a divisional vice president of the Capture and Services business within the Document Imaging unit. In 2000, Mr. Kruchten was named Chief Operating Officer and vice president of the Document Imaging unit. As COO, he led the acquisition of the Imaging division of Bell & Howell. In 2001, Mr. Kruchten was named Site Manager, Kodak Colorado Division, and became a divisional vice president of Kodak's Global Manufacturing unit. In 2002, he was the Chief Executive Officer of Encad Inc., a wholly owned Kodak subsidiary.

Prior to Kodak, Mr. Kruchten worked as a project engineer at Inland Steel and as a tool designer for General Motors Corp.

Antonio M. Perez
Since joining the Company in April 2003, Kodak's Chairman and Chief Executive Officer, Antonio M. Perez, has led the worldwide transformation of Kodak from a business based on film to one based primarily on digital technologies. In the past four years, Kodak introduced an array of disruptive new digital technologies and products for consumer and commercial applications that generated $5.3 billion in revenues in 2009. Those include consumer inkjet printers, CMOS sensors for digital cameras and mobile phones, dry labs and kiosks for printing at retail, as well as high-volume digital production presses and digital plates for commercial printing. The result is a new Kodak – a company with 70 percent of revenue coming from digital products, higher gross margin business-to-business revenues and a sustainable traditional business model.

Mr. Perez brings to the task his experience from a 25-year career at Hewlett-Packard Company, where he was a corporate vice president and a member of the company's Executive Council. As President of H-P's Consumer Business, Mr. Perez spearheaded the company's efforts to build a business in digital imaging and electronic publishing, generating worldwide revenue of more than $16 billion.

Prior to that assignment, Mr. Perez served as President and CEO of H-P's inkjet imaging business for five years. During that time, the installed base of H-P's inkjet printers grew from 17 million to 100 million worldwide, with revenue totaling more than $10 billion.

After H-P, Mr. Perez was President and CEO of Gemplus International, where he led the effort to take the company public. While at Gemplus, he transformed the company into the leading Smart Card-based solution provider in the fast-growing wireless and financial markets. In the first fiscal year, revenue at Gemplus grew 70 percent, from $700 million to $1.2 billion.

Eric H. Samuels

Eric H. Samuels was appointed Corporate Controller and Chief Accounting Officer in July 2009. Mr. Samuels previously served as the Company's Assistant Corporate Controller and brings to his new position nearly 20 years of leadership experience in corporate finance and public accounting. He joined Kodak in 2004 as Director, Accounting Research and Policy.

Prior to joining Kodak, Mr. Samuels had a 14-year career in public accounting during which he served as a senior manager at KPMG LLP's Department of Professional Practice (National Office) in New York City. Prior to joining KPMG in 1996, he worked in Ernst & Young's New York City office.

Frank S. Sklarsky

Frank Sklarsky joined Kodak in October 2006 as Executive Vice President, and became the Chief Financial Officer in November 2006.

Mr. Sklarsky is responsible for worldwide financial operations, including Financial Planning and Analysis, Treasury, Audit, Controllership, Tax, Investor Relations, Aviation, Corporate Mergers and Acquisitions, Worldwide Information Systems and Corporate Purchasing.

Prior to joining Kodak, Mr. Sklarsky was Executive Vice President and Chief Financial Officer of ConAgra Foods Inc., one of North America's leading packaged food companies. At ConAgra, he implemented a new financial organization, significantly strengthened the balance sheet, and played a major role in building credibility with the investment community. He also helped expand profit margins at the $14 billion company.

Prior to joining ConAgra in 2004, Mr. Sklarsky was Vice President, Product Finance, at DaimlerChrysler, a position he held between 2001 and 2004. He returned to DaimlerChrysler to assist with the company's turnaround efforts after spending more than one year as Vice President, Corporate Finance, and Vice President, Finance, of Dell's $5 billion consumer business. He first joined DaimlerChrysler in 1983 and held a series of increasingly responsible finance positions before leaving for Dell in 2000. At the time of his departure for Dell, he was DaimlerChrysler's Vice President, Corporate Financial Activities, and also led the finance functions serving procurement, product quality, cost management and worldwide manufacturing during his tenure. Prior to DaimlerChrysler, Mr. Sklarsky, a certified public accountant, served as a Senior Accountant at Ernst & Young International from 1978 to 1981.

Terry R. Taber

Terry R. Taber joined Kodak in 1980. In January 2009, he became Chief Technical Officer. The Board of Directors elected him a Corporate Vice President in December 2008.

Mr. Taber was previously the Chief Operating Officer of Kodak's Image Sensor Solutions ("ISS") business, a leading developer of advanced CCD and CMOS sensors serving imaging and industrial markets. Prior to joining ISS in 2007, Mr. Taber held a series of senior positions in Kodak's research and development and product organizations. During his 28 years at Kodak, Mr. Taber has been involved in new materials research, product development and commercialization, manufacturing, and executive positions in R&D and business management.

Mr. Taber's early responsibilities included research on new synthetic materials, an area in which he holds several patents. He then became a program manager for several film products before completing the Sloan Fellows program at the Massachusetts Institute of Technology. He returned from MIT to become the worldwide consumer film business product manager from 1999 to 2002, and then became an Associate Director of R&D from 2002 to 2005, followed by a position as the director of Materials & Media R&D from 2005 to 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Eastman Kodak Company common stock is traded on the New York Stock Exchange under the symbol "EK." There were 54,030 shareholders of record of common stock as of January 31, 2010.

Market Price Data

	2009		2008	
Price per share:	High	Low	High	Low
1st Quarter	$7.66	$2.01	$22.03	$16.31
2nd Quarter	$4.57	$2.44	$19.60	$12.20
3rd Quarter	$6.82	$2.65	$17.71	$12.80
4th Quarter	$4.74	$3.26	$15.68	$5.83

Dividend Information

On April 30, 2009, the Company announced that its Board of Directors decided to suspend future cash dividends on its common stock effective immediately. Consequently, there were no dividends paid during 2009.

On May 14, and October 14, 2008, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 3, 2008, respectively. These dividends were paid on July 16 and December 12, 2008. Total dividends paid for the year ended December 31, 2008 were $139 million.

Dividends may be restricted under the Company's debt agreements. Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements.

Performance Graph - Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index by measuring the changes in common stock prices from December 31, 2004, plus reinvested dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Eastman Kodak Company, The S&P 500 Index,
The Dow Jones U.S. Industrial Average Index, And the S&P Consumer Discretionary Index



$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Eastman Kodak Company
S&P 500
Dow Jones US Industrial Average
S&P Consumer Discretionary

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Eastman Kodak Company	100.00	74.09	83.41	72.03	22.56	14.47
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Dow Jones US Industrial Average	100.00	101.72	121.10	131.86	89.75	110.11
S&P Consumer Discretionary	100.00	93.64	111.10	96.42	64.13	90.61

The Company has elected to compare its total return with the S&P Consumer Discretionary index, because it believes this index is more reflective of the industries in which the Company operates, and therefore provides a better comparison of returns than the Dow Jones U.S. Industrial Average.

Share Repurchase Program

On June 24, 2008, the Company announced that its Board of Directors authorized a share repurchase program allowing the Company, at management's discretion, to purchase up to $1.0 billion of its common stock. The program expired on December 31, 2009. For the three months ended December 31, 2009, the Company made no purchases of its shares. From the inception of the program through December 31, 2009, the Company repurchased approximately 20 million shares at an average price of $15.01 per share, for a total cost of $301 million.

ITEM 6. SELECTED FINANCIAL DATA

Refer to Summary of Operating Data on page 120.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak for the three years ended December 31, 2009. All references to Notes relate to Notes to the Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Overview

Kodak is the world's foremost imaging innovator and generates revenue and profits from the sale of products, technology, solutions and services to consumers, businesses and creative professionals. The Company's portfolio is broad, including image capture and output devices, consumables and systems and solutions for consumer, business, and commercial printing applications. Kodak has three reportable business segments, which are more fully described later in this discussion in "Kodak Operating Model and Reporting Structure." The three business segments are: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG") and Graphic Communications Group ("GCG").

During 2009, the Company established the following key priorities for the year:

- Align the Company's cost structure with external economic realities
- Fund core investments
- Transform portions of its product portfolio
- Drive positive cash flow before restructuring

The recessionary trends in the global economy, which began in 2008, continued to significantly affect the Company's revenue throughout 2009. While the rate of decline slowed significantly in the fourth quarter of 2009, the level of business activity has not returned to pre-recession levels. However, the Company believes that the actions taken, as described below, have helped to mitigate the impacts to its results in 2009 and position it well for the future as the global economy continues to rebound. The demand for the Company's consumer products is largely discretionary in nature, and sales and earnings of the Company's consumer businesses are linked to the timing of holidays, vacations, and other leisure or gifting seasons. Continued declines in consumer spending have had an impact in the Company's digital camera and digital picture frame businesses in the CDG segment. This decline was more than offset by the completion, in 2009, of an anticipated nonrecurring intellectual property transaction within CDG. In the GCG segment, lack of credit availability, combined with the weak economy, has resulted in lower capital spending by businesses, negatively impacting sales. The Entertainment Imaging business within the FPEG segment improved in the fourth quarter of 2009 due to the recovery in demand for entertainment films. However, the secular decline of Film Capture, also within the FPEG segment, continues to impact the traditional businesses. In anticipation of the continuation of the recession in 2009, the Company implemented a number of actions in order to successfully accomplish the key priorities listed above.

Specifically, the Company has implemented actions to focus business investments in certain areas that are core to the Company's strategy (see below), while also maintaining an intense focus on cash generation and conservation in 2009. On April 30, 2009, the Company announced that its Board of Directors decided to suspend future cash dividends on its common stock effective immediately. Further, the Company also implemented temporary compensation-related actions, which reduced compensation for the chief executive officer and several other senior executives, as well as the Board of Directors, of the Company for the rest of 2009. In addition, U.S. based employees of the Company were required to take one week of unpaid leave during 2009. These actions are in addition to a targeted cost reduction program announced in 2009 (the 2009 Program). This 2009 cost reduction program is designed to more appropriately size the organization's cost structure with its expected revenue reductions as a result of the current economic environment. The program involves the rationalization of selling, marketing, administrative, research and development, supply chain and other business resources in certain areas and the consolidation of certain facilities. Also, the Company has initiated other actions to curb discretionary expenditures and employment-related costs, as well as to reduce capital expenditures where possible.

As previously disclosed, the Company is focusing its investments on consumer inkjet, commercial inkjet workflow software, and packaging businesses. The Company continues to build upon its leading market positions in large and stable markets.

Additionally, during 2009 and into 2010, the Company took a number of financing actions designed to provide continued financial flexibility for the Company in this challenging economic environment. On March 31, 2009, the Company and its Canadian subsidiary entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with its lenders, which provides for an asset-based revolving credit facility of up to $500 million, under certain conditions, including up to $250 million of availability for letters of credit. In September of 2009, the Company issued $300 million of Senior Secured Notes due 2017, with detachable warrants, and $400 million of Convertible Senior Notes due 2017. The combined net proceeds of the two transactions, after transaction costs, discounts and fees, of approximately $650 million, were used to repurchase $563 million of the Company's existing $575 million Convertible Senior Notes Due 2033 in October 2009, as well as for general corporate purposes. Therefore, the new debt issuances served as a refinancing of the debt structure of the Company.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to the Notes to Financial Statements in Item 8.

Revenue Recognition

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions, and intellectual property licensing. The Company recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on their fair value.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs. Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and both internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Incremental direct costs of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Incremental direct costs are defined as costs that vary with and are directly related to the acquisition of a contract, which would not have been incurred but for the acquisition of the contract.

Valuation of Long-Lived Assets, Including Goodwill and Purchased Intangible Assets

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company tests goodwill for impairment at a level of reporting referred to as a reporting unit. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components are aggregated and deemed a single reporting unit. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.

The components of the Film, Photofinishing and Entertainment Group (FPEG) operating segment are similar and, therefore, the segment meets the requirement of a reporting unit. The Consumer Digital Imaging Group (CDG) operating segment has two reporting units, the Image Sensor Solutions reporting unit and the Consumer Products reporting unit (consisting of the Digital Capture & Devices, Retail Systems Solutions, Consumer Inkjet Systems, and Consumer Imaging Services strategic product groups.). The Graphic Communications Group (GCG) operating segment has two reporting units, the Document Imaging reporting unit and the Commercial Printing reporting unit (consisting of the Prepress Solutions, Enterprise Solutions and Digital Printing Solutions strategic product groups). Both the Consumer Products and the Commercial Printing reporting units consist of components that have been aggregated into their respective reporting units because they have similar economic characteristics. No other components have goodwill assigned to them.

The Company tests goodwill for impairment annually (on September 30), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company's reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company must determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment charge that must be recognized. The Company's goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all reporting units to its total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods, respectively. To estimate fair value utilizing the income approach, the Company established an estimate of future cash flows for each reporting unit and discounted those estimated future cash flows to present value. Key assumptions used in the income approach were: (a) expected cash flow for the period from October 1, 2009 to December 31, 2014; and (b) discount rates of 16% to 26.5%, which were based on the Company's best estimates of the after-tax weighted-average cost of capital of each reporting unit.

To estimate fair value utilizing the market comparable methodology, the Company applied valuation multiples, derived from publicly-traded benchmark companies, to operating data of each reporting unit. Benchmark companies are selected for each reporting unit based on comparability of the underlying business and economics, and if they could potentially purchase the reporting unit. Key assumptions used in the market approach include the selection of appropriate benchmark companies and the selection of an appropriate market value multiple for each reporting unit based on a comparison of the reporting unit with the benchmark companies as of the impairment testing date.

Both the income and market approaches estimate fair values based on ability to generate earnings and are, therefore, meaningful in estimating the fair value of each of the Company's reporting units. The use of each methodology also provides corroboration for the other methodology. Consistent with prior years, with the exception of the FPEG reporting unit, the Company determined fair value of each of its reporting units using 50% weighting for each valuation methodology as the Company believes that each methodology provides equally valuable information. The Company determined fair value for the FPEG reporting unit using only the income approach due to the unique circumstances of the film and photofinishing industry.

Based upon the results of its September 30, 2009 analysis, no impairment of goodwill was indicated.

A 20 percent change in estimated future cash flows or a 10 percentage point change in discount rate would not have caused a goodwill impairment to be recognized by the Company for any of its reporting units as of September 30, 2009. Impairment of goodwill could occur in the future if market or interest rate environments deteriorate, expected future cash flows decrease, or if reporting unit carrying values change materially compared with changes in respective fair values. An impairment of goodwill within the FPEG reporting unit is likely in the future due to the expectation of continued secular declines in the film industry.

As of December 31, 2008, due to the continuing challenging business conditions and the significant decline in its market capitalization during the fourth quarter of 2008, the Company concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 31, 2008 were revised from September 30, 2008 analysis related to the annual goodwill impairment assessment to reflect: (a) significant reductions in future expected cash flows for the period from 2009 to 2013 due to the actual results for the fourth quarter of 2008 and revised forecasts for 2009 and later years; and (b) discount rates of 18.5% to 23.0%, which were based on the Company's best estimates of the after-tax weighted-average cost of capital of each reporting unit, adjusted from September 30, 2008 for our latest assessment of financial risk and the increased risk associated with the Company's future operations. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the Commercial Printing reporting unit within the GCG segment and, thus, recognized a pre-tax charge of $785 million in the fourth quarter of 2008.

The fair values of reporting units within the Company's CDG and FPEG segments and the Document Imaging reporting unit within the GCG segment were greater than their respective carrying values as of December 31, 2008, so no goodwill impairment was recorded for these reporting units. Reasonable changes in the assumptions used to determine these fair values would not have resulted in goodwill impairments in any of these reporting units.

The Company's long-lived assets, other than goodwill and indefinite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When evaluating long-lived assets for impairment, the Company compares the carrying value of an asset group to its estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset group. The impairment is the excess of the carrying value over the fair value of the long-lived asset group.

Due to increased uncertainty of future cash flows because of the continued impact of the secular declines in the film and photofinishing industries, the Company evaluated the long-lived assets of FPEG's film business and paper and output systems business for impairment as of September 30, 2009. Based on this evaluation, the Company concluded that there were no impairments within these asset groups.

Due to continued operating losses and increased uncertainty of future cash flows because of the economic environment in the fourth quarter of 2008, the Company evaluated the long-lived assets of FPEG's paper and output systems business and GCG's electrophotographic solutions business for impairment. Based on this evaluation, the Company concluded that there were no impairments within these asset groups.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carryforwards and temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The Company has considered forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. As of December 31, 2009, the Company has net deferred tax assets before valuation allowances of approximately $2.8 billion and a valuation allowance related to those net deferred tax assets of approximately $2.1 billion, resulting in net deferred tax assets of approximately $700 million. If the Company were to determine that it would not be able to realize a portion of its net deferred tax assets in the future, for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that deferred tax assets, for which there is currently a valuation allowance, would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's tax provision (benefit) considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on essentially a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S.

The Company operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provisions have been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Pension and Other Postretirement Benefits

The Company's defined benefit pension and other postretirement benefit costs and obligations are dependent on the Company's key assumptions. These assumptions, which are reviewed at least annually by the Company, include the discount rate, long-term expected rate of return on plan assets ("EROA"), salary growth, healthcare cost trend rate and other economic and demographic factors. Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the active participants in the plan or, if almost all of a plan's participants are inactive, the average remaining lifetime expectancy of inactive participants, to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the calculated value of plan assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and other postretirement benefit costs and obligations.

The EROA assumption is based on a combination of formal asset and liability studies that include forward-looking return expectations, given the current asset allocation. The EROA, once set, is applied to the calculated value of plan assets in the determination of the expected return component of the Company's pension income or expense. The Company uses a calculated value of plan assets, which recognizes changes in the fair value of assets over a four-year period, to calculate expected return on assets. At December 31, 2009, the calculated value of the assets of the major U.S. defined benefit pension plan (the Kodak Retirement Income Plan "KRIP") was approximately $5.6 billion and the fair value was approximately $4.6 billion. Asset gains and losses that are not yet reflected in the calculated value of plan assets are not included in amortization of unrecognized gains and losses until they are recognized as a part of the calculated value of plan assets.

The Company reviews its EROA assumption annually. To facilitate this review, every three years, or when market conditions change materially, the Company's larger plans will undertake asset allocation or asset and liability modeling studies. In early 2008, an asset and liability modeling study for the KRIP was completed and resulted in a 9.0% EROA assumption, which is the same rate outcome as concluded by the prior study in 2005.

During the fourth quarter of 2008, the Kodak Retirement Income Plan Committee ("KRIPCO," the committee that oversees KRIP) reevaluated certain portfolio positions relative to current market conditions and accordingly approved a change to the portfolio to reduce risk associated with the volatility in the financial markets. The Company originally assumed an 8.0% EROA for 2009 for the KRIP based on these changes and the resulting asset allocation at December 31, 2008. During the first quarter of 2009, as intended, KRIPCO again approved a change in the asset allocation for the KRIP. A new asset and liability study was completed and resulted in an 8.75% EROA. As the KRIP was remeasured as of March 31, 2009, the Company's long term assumption for EROA for the remainder of 2009 was updated at that time to reflect the change in asset allocation. Certain of the Company's other pension plans also adjusted asset positions during the fourth quarter of 2008. EROA assumptions for 2009 for those plans were similarly based on these changes and the resulting asset allocations as of the end of the year. As with the KRIP, the asset allocations for certain of the Company's other pension plans were reassessed during 2009 and updated. Asset and liability studies were therefore completed for those plans during 2009. EROA assumptions for 2010 for those plans were updated accordingly.

Generally, the Company bases the discount rate assumption for its significant plans on high quality corporate bond yields in the respective countries as of the measurement date. Specifically, for its U.S. and Canada plans, the Company determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and an AA-rated corporate bond yield curve. For the Company's U.S. plans, the Citigroup Above Median Pension Discount Curve is used. For the Company's other non-U.S. plans, the discount rates are determined by comparison to published local high quality bond yields or indices considering estimated plan duration and removing any outlying bonds, as warranted.

The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2010 and the projected benefit obligation ("PBO") at December 31, 2009 for the Company's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	**Impact on 2010 Pre-Tax Pension Expense Increase (Decrease)**		**Impact on PBO December 31, 2009 Increase (Decrease)**	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Change in assumption:				
25 basis point decrease in discount rate	$ (3)	$ 5	$ 116	$ 126
25 basis point increase in discount rate	3	(4)	(108)	(117)
25 basis point decrease in EROA	14	7	N/A	N/A
25 basis point increase in EROA	(14)	(7)	N/A	N/A

Total pension income from continuing operations before special termination benefits, curtailments, and settlements for the major funded and unfunded defined benefit pension plans in the U.S. is expected to increase from $134 million in 2009 to $164 million in 2010, due primarily to lower interest cost. Pension expense from continuing operations before special termination benefits, curtailments and settlements for the major funded and unfunded non-U.S. defined benefit pension plans is projected to increase from $2 million in 2009 to $18 million in 2010, which is primarily attributable to lower discount rates and higher inflation. Absent a recovery of asset values, net pension income will decline in future years.

Additionally, due to changes in plan design, the Company expects the expense, before curtailment and settlement gains and losses of its major other postretirement benefit plans to decrease to approximately $26 million in 2010 as compared with $44 million for 2009.

Environmental Commitments

Environmental liabilities are accrued based on undiscounted estimates of known environmental remediation responsibilities. The liabilities include accruals for sites owned or leased by the Company, sites formerly owned or leased by the Company, and other third party sites where the Company was designated as a potentially responsible party ("PRP"). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for investigations, remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. The Company's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues that are presently unknown.

Additionally, in many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value.

Recently Issued Accounting Pronouncements

See Note 1, "Significant Accounting Policies," in the Notes to Financial Statements in Item 8.

Kodak Operating Model and Reporting Structure

For 2009, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). Within each of the Company's reportable segments are various components, or Strategic Product Groups ("SPGs"). Throughout the remainder of this document, references to the segments' SPGs are indicated in italics. The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): CDG encompasses digital still and video cameras, digital devices such as picture frames, kiosks and related media, APEX drylab systems, consumer inkjet printing systems, Kodak Gallery products and services, and imaging sensors. CDG also includes the licensing activities related to the Company's intellectual property in digital imaging products.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): FPEG encompasses consumer and professional film, one-time-use cameras, graphic arts film, aerial and industrial film, and entertainment imaging products and services. In addition, this segment also includes paper and output systems, and photofinishing services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services. As previously announced, the Company closed its Qualex central lab operations in the U.S. and Canada at the end of March 2009.

Graphic Communications Group Segment ("GCG"): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, analog and digital printing, and document scanning. Products and related services include workflow software and digital controllers; digital printing, which includes commercial inkjet and electrophotographic products, including equipment, consumables and service; prepress consumables; prepress equipment; and document scanners.

All Other: All Other is composed of the Company's display business and other small, miscellaneous businesses. In December 2009, the Company sold assets of its display business called OLED.

DETAILED RESULTS OF OPERATIONS

Net Sales from Continuing Operations by Reportable Segment and All Other (1)

	For the Year Ended December 31,						
(in millions)	2009	Change	Foreign Currency Impact	2008	Change	Foreign Currency Impact	2007
Consumer Digital Imaging Group							
Inside the U.S.	$ 1,618	-11%	0%	$ 1,811	-10%	0%	$ 2,012
Outside the U.S.	1,001	-22	-4	1,277	+3	+3	1,235
Total Consumer Digital Imaging Group	2,619	-15	-2	3,088	-5	+1	3,247
Film, Photofinishing and Entertainment Group							
Inside the U.S.	508	-39	0	835	-21	0	1,054
Outside the U.S.	1,749	-19	-4	2,152	-17	+3	2,578
Total Film, Photofinishing and Entertainment Group	2,257	-24	-3	2,987	-18	+2	3,632
Graphic Communications Group							
Inside the U.S.	831	-20	0	1,036	-12	0	1,178
Outside the U.S.	1,895	-18	-3	2,298	+3	+5	2,235
Total Graphic Communications Group	2,726	-18	-2	3,334	-2	+3	3,413
All Other							
Inside the U.S.	5			7			10
Outside the U.S.	(1)			-			(1)
Total All Other	4			7			9
Consolidated							
Inside the U.S.	2,962	-20	0	3,689	-13	0	4,254
Outside the U.S.	4,644	-19	-4	5,727	-5	+4	6,047
Consolidated Total	$ 7,606	-19%	-2%	$ 9,416	-9%	+2%	$ 10,301

(1) Sales are reported based on the geographic area of destination.

(Loss) Earnings from Continuing Operations Before Interest Expense, Other Income (Charges), Net and Income Taxes by Reportable Segment and All Other

(in millions)	For the Year Ended December 31, 2009	Change	2008	Change	2007
Consumer Digital Imaging Group	$ 35	+120%	$ (177)	-941%	$ (17)
Film, Photofinishing and Entertainment Group	159	-19	196	-30	281
Graphic Communications Group	(42)	-235	31	-70	104
All Other	(13)	+24	(17)	+32	(25)
Total of segments	139	+321	33	-90	343
Restructuring costs, rationalization and other	(258)		(149)		(662)
Postemployment benefit changes	-		94		-
Other operating income (expenses), net	88		(766)		96
Adjustments to contingencies and legal reserves/settlements	3		(33)		(7)
Interest expense	(119)		(108)		(113)
Other income (charges), net	30		55		86
Loss from continuing operations before income taxes	$ (117)	+87%	$ (874)	-240%	$ (257)

2009 COMPARED WITH 2008

Results of Operations – Continuing Operations
Consolidated

(in millions)	For the Year Ended December 31, 2009	% of Sales	2008	% of Sales	Increase/ (Decrease)	% Change
Net sales	$ 7,606		$ 9,416		$ (1,810)	-19%
Cost of goods sold	5,838		7,247		(1,409)	-19%
Gross profit	1,768	23.2%	2,169	23.0%	(401)	-18%
Selling, general and administrative expenses	1,302	17%	1,606	17%	(304)	-19%
Research and development costs	356	5%	478	5%	(122)	-26%
Restructuring costs, rationalization and other	226		140		86	61%
Other operating (income) expenses, net	(88)		766		(854)	111%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(28)	0%	(821)	-9%	793	97%
Interest expense	119		108		11	10%
Other income (charges), net	30		55		(25)	-45%
Loss from continuing operations before income taxes	(117)		(874)		757	87%
Provision (benefit) for income taxes	115		(147)		262	-178%
Loss from continuing operations	(232)	-3%	(727)	-8%	495	68%
Earnings from discontinued operations, net of income taxes	17		285		(268)	-94%
Extraordinary item, net of tax	6		-		6	
NET LOSS	(209)		(442)		233	
Less: Net earnings attributable to noncontrolling interests	(1)		-		(1)	
NET LOSS ATTRIBUTABLE TO EASTMAN KODAK COMPANY	$ (210)		$ (442)		$ 232	52%

	For the Year Ended December 31, 2009 Amount	Change vs. 2008	Change vs. 2008: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 7,606	-19.2%	-14.5%	-2.5%	-2.2%	n/a
Gross profit margin	23.2%	0.2pp	n/a	-3.6pp	-1.3pp	5.1pp

Revenues
For the year ended December 31, 2009, net sales decreased compared with 2008 primarily due to volume declines within all three segments driven by lower demand likely as a result of the global economic slowdown which began in the fourth quarter of 2008, particularly within *Digital Capture and Devices* in the CDG segment and *Prepress Solutions* in the GCG segment, as well as continued secular declines in *Traditional Photofinishing* and *Film Capture* in the FPEG segment. Foreign exchange negatively impacted sales across all three segments, due to a stronger U.S. dollar. Unfavorable price/mix was primarily driven by *Digital Capture and Devices* within CDG, *Entertainment Imaging* within FPEG, and *Prepress Solutions* within GCG.

Gross Profit
Gross profit dollars declined in 2009, primarily due to unfavorable price/mix, which impacted all segments but was most prominent in CDG, lower sales volumes as discussed above, and unfavorable foreign exchange. These items were partially offset by cost improvements, largely driven by ongoing cost reduction efforts within CDG and FPEG, and lower benefit costs as a result of amendments made in the third quarter of 2008 to certain of the Company's U.S. postemployment benefit plans. Gross profit margin as a percentage of sales increased slightly from prior year, as unfavorable price/mix (primarily within CDG) and unfavorable foreign exchange impacts (across all segments) were more than offset by lower manufacturing and other costs for the Company.

Included in gross profit for the current year were non-recurring intellectual property licensing agreements within *Digital Capture and Devices* in the CDG segment. These licensing agreements contributed approximately 5.7% of consolidated revenue to consolidated gross profit dollars in 2009, as compared with 2.4% of consolidated revenue to consolidated gross profit dollars for non-recurring agreements in 2008. The Company expects to secure other new licensing agreements, the timing and amounts of which are difficult to predict. These types of arrangements provide the Company with a return on portions of its R&D investments, and new licensing opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses
The decrease in consolidated selling, general and administrative expenses (SG&A) was a result of company-wide cost reduction actions implemented in 2009 in response to current economic conditions.

Research and Development Costs
The decrease in consolidated research and development (R&D) costs was a result of focused cost reduction efforts.

Restructuring Costs, Rationalization and Other
These costs, as well as the restructuring and rationalization-related costs reported in cost of goods sold, are discussed under the "Restructuring Costs, Rationalization and Other" section.

Other Operating (Income) Expenses, Net
The other operating (income) expenses, net category includes gains and losses on sales of assets and businesses and certain impairment charges. The current year amount primarily reflects a gain of approximately $100 million on the sale of assets of the Company's organic light emitting diodes (OLED) group. The prior year amount primarily reflects a $785 million goodwill impairment charge related to the GCG business.

In November 2009, the Company agreed to terminate its patent infringement litigation with LG Electronics, Inc., LG Electronics USA, Inc., and LG Electronics Mobilecomm USA, Inc., entered into a technology cross license agreement with LG Electronics, Inc. and agreed to sell assets of its OLED group to Global OLED Technology LLC, an entity established by LG Electronics, Inc., LG Display Co., Ltd. and LG Chem, Ltd. As the transactions were entered into in contemplation of one another, in order to reflect the asset sale separately from the licensing transaction, the total consideration was allocated between the asset sale and the licensing transaction based on the estimated fair value of the assets sold. Fair value of the assets sold was estimated using other competitive bids received by the Company. Accordingly, $100 million of the proceeds was allocated to the asset sale. The remaining gross proceeds of $414 million were allocated to the licensing transaction and reported in net sales of the CDG segment.

Interest Expense

The increase in interest expense in 2009 compared with 2008 was primarily due to the issuances in the third quarter of 2009 of $300 million aggregate principal amount of 10.5% Senior Secured Notes due 2017 and $400 million aggregate principal amount of 7% Convertible Senior Notes due 2017.

Other Income (Charges), Net

The other income (charges), net category primarily includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The decrease in other income (charges), net was primarily attributable to a decrease in interest income due to lower interest rates and lower cash balances in the year 2009 as compared with 2008, partially offset by the favorable impact of legal settlements in the current year.

Income Tax Provision (Benefit)

(dollars in millions)	For the Year Ended December 31, 2009	2008
Loss from continuing operations before income taxes	($117)	($874)
Provision (benefit) for income taxes	$115	($147)
Effective tax rate	(98.3)%	16.8%

The change in the Company's effective tax rate from continuing operations is primarily attributable to: (1) a benefit recognized upon the receipt in 2008 of the interest portion on an IRS tax refund, (2) a pre-tax goodwill impairment charge of $785 million that resulted in a tax benefit of only $4 million due to a full valuation allowance in the U.S. and limited amount of tax deductible goodwill that existed as of December 31, 2008, (3) losses generated in the U.S. and in certain jurisdictions outside the U.S. that were not benefited due to management's conclusion that it was not more likely than not that the tax benefits would be realized, (4) the impact of previously established valuation allowances in jurisdictions with current earnings, (5) the mix of earnings from operations outside the U.S., (6) withholding taxes related to a non-recurring licensing agreement entered into in 2009; and (7) changes in audit reserves and settlements.

Consumer Digital Imaging Group

(dollars in millions)	For the Year Ended December 31, 2009	% of Sales	2008	% of Sales	Increase/ (Decrease)	% Change
Total net sales	$ 2,619		$ 3,088		$ (469)	-15%
Cost of goods sold	1,955		2,495		(540)	-22%
Gross profit	664	25.4%	593	19.2%	71	12%
Selling, general and administrative expenses	483	18%	565	18%	(82)	-15%
Research and development costs	146	6%	205	7%	(59)	-29%
Earnings (loss) from continuing operations before interest expense, other income (charges), net and income taxes	$ 35	1%	$ (177)	-6%	$ 212	120%

	For the Year Ended December 31, 2009 Amount	Change vs. 2008	Change vs. 2008: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,619	-15.2%	-10.6%	-2.9%	-1.7%	n/a
Gross profit margin	25.4%	6.2pp	n/a	-7.3pp	-1.4pp	14.9pp

Revenues
CDG's 2009 performance reflects the global economic downturn which began in the fourth quarter of 2008. The demand for many of the consumer products within the CDG portfolio is discretionary in nature and consumer discretionary spending remains weak, leading to declines in CDG revenues for the year ended December 31, 2009.

Net sales of *Digital Capture and Devices*, which includes consumer digital still and video cameras, digital picture frames, accessories, memory products, and intellectual property royalties, decreased 21% in the year ended December 31, 2009 as compared with the prior year, primarily reflecting lower volumes of digital cameras and digital picture frames as a result of continuing weakness in consumer demand. Unfavorable price/mix and foreign exchange also contributed to the decline in sales.

Net sales of *Retail Systems Solutions,* which includes kiosks and related media and APEX drylab systems, decreased 6% in the year ended December 31, 2009, driven by unfavorable foreign exchange and price/mix, and lower volumes. Partially offsetting equipment volume declines were media volume increases, primarily due to increased demand outside the U.S. The Company and one of its significant *Retail Systems Solutions* customers will not renew a contract that expired on September 30, 2009. The Company plans to replace a significant portion of this volume of business, although the timing and extent is uncertain. The Company believes this will not have a material impact on its future cash flows or liquidity.

Net sales of *Consumer Inkjet Systems*, which includes inkjet printers and related consumables, increased 57% due to higher volumes for printers and ink cartridges, and favorable price/mix, partially offset by unfavorable foreign exchange and media volume declines. The volume increases experienced by the Company during the economic downturn significantly outpaced the consumer printing industry, which management believes are reflective of favorable consumer response to the Company's unique value proposition.

Gross Profit
The increase in gross profit, both in dollars and as a percentage of sales, for CDG was primarily attributable to significantly lower product costs versus prior year, particularly within *Consumer Inkjet Systems* and *Digital Capture and Devices*. Partially offsetting these improvements were unfavorable price/mix, largely related to digital cameras and digital picture frames, and unfavorable foreign exchange.

Included in gross profit for the current year were non-recurring intellectual property licensing agreements within *Digital Capture and Devices*. These licensing agreements contributed approximately 16.6% of segment revenue to segment gross profit dollars in 2009, as compared with 7.4% of segment revenue to segment gross profit dollars for non-recurring agreements in 2008. The Company expects to secure other new licensing agreements, the timing and amounts of which are difficult to predict. These types of arrangements provide the Company with a return on portions of its R&D investments, and new licensing opportunities are expected to have a continuing impact on the results of operations.

A technology cross license was entered into in January 2010, and became effective in February 2010, with Samsung Electronics Co., Ltd. The Company received a non-refundable payment in December 2009 of $100 million, before applicable withholding taxes, as a deposit towards this license. The license calls for additional payments totaling $450 million throughout 2010, which will be reduced by applicable withholding taxes. No amount related to this agreement has been recorded as revenue for 2009.

Selling, General and Administrative Expenses
The decrease in SG&A expenses for CDG was primarily driven by focused cost reduction actions implemented in 2009 to respond to the current economic conditions, partially offset by increased advertising expense within *Consumer Inkjet Systems* related to the introduction of new models and geographic expansion of product offerings.

Research and Development Costs
The decrease in R&D costs for CDG was primarily attributable to lower spending related to *Consumer Inkjet Systems*, resulting from the movement of product offerings from the development phase into the market introduction and growth phases, as well as portfolio rationalization within *Digital Capture and Devices* and *Imaging Sensors*.

Film, Photofinishing and Entertainment Group

(dollars in millions)	For the Year Ended December 31, 2009	% of Sales	2008	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 2,257		$ 2,987		$ (730)	-24%
Cost of goods sold	1,775		2,335		(560)	-24%
Gross profit	482	21.4%	652	21.8%	(170)	-26%
Selling, general and administrative expenses	290	13%	407	14%	(117)	-29%
Research and development costs	33	1%	49	2%	(16)	-33%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 159	7%	$ 196	7%	$ (37)	-19%

	For the Year Ended December 31, 2009 Amount	Change vs. 2008	Change vs. 2008 Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,257	-24.4%	-18.7%	-2.9%	-2.8%	n/a
Gross profit margin	21.4%	-0.4pp	n/a	-2.4pp	-1.9pp	3.9pp

Revenues
The decrease in net sales for FPEG was driven by revenue declines across all SPGs within the segment.

Traditional Photofinishing sales decreased 24% in 2009 as compared with 2008, primarily driven by volume declines resulting from the previously announced closure of the Qualex central lab operations in the U.S. and Canada at the end of March 2009.

Net sales of *Film Capture* decreased 38% compared with the prior year due to secular declines in the industry.

Net sales for *Entertainment Imaging* decreased 18% compared with the prior year, primarily reflecting lower volumes due to (1) the uncertainty around the Screen Actors' Guild contract, which expired in June 2008 and was not replaced until June 2009, (2) the impact of the current economic climate on film makers, resulting in lower film production and the use of digital technology, as expected, and (3) industry shifts in film release strategies and distribution. *Entertainment Imaging* revenues were also impacted by unfavorable foreign exchange and price/mix.

Gross Profit
The decrease in FPEG gross profit in both dollars and as a percentage of sales was primarily driven by lower sales volumes as mentioned above, unfavorable price/mix within *Entertainment Imaging,* and unfavorable foreign exchange across all SPGs. This was partially offset by lower benefit costs as a result of amendments made in the third quarter of 2008 to certain of the Company's U.S. postemployment benefit plans, as well as lower raw material costs.

Selling, General and Administrative Expenses
The decline in SG&A expenses for FPEG was attributable to focused cost reduction actions implemented in 2009 in response to economic conditions, as well as lower postemployment benefit costs and the aforementioned closure of Qualex operations in the U.S. and Canada.

Research and Development Costs
The decrease in R&D costs was due to focused cost reductions as well as lower postemployment benefit costs.

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31, 2009	% of Sales	2008	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 2,726		$ 3,334		$ (608)	-18%
Cost of goods sold	2,073		2,445		(372)	-15%
Gross profit	653	24.0%	889	26.7%	(236)	-27%
Selling, general and administrative expenses	524	19%	637	19%	(113)	-18%
Research and development costs	171	6%	221	7%	(50)	-23%
(Loss) earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ (42)	-2%	$ 31	1%	$ (73)	-235%

	For the Year Ended December 31, 2009 Amount	Change vs. 2008	Change vs. 2008: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,726	-18.2%	-14.5%	-1.7%	-2.0%	n/a
Gross profit margin	24.0%	-2.7pp	n/a	-1.1pp	-0.8pp	-0.8pp

Revenues

GCG's 2009 revenue declines likely reflect the impact of ongoing global economic uncertainties, which depressed global print demand and associated capital investments in the printing industry.

The decrease in GCG net sales for 2009 was driven by volume declines and unfavorable foreign exchange across all SPGs. Unfavorable price/mix, primarily within *Prepress Solutions* and *Digital Printing Solutions*, reflects both a shift in demand toward products requiring lower levels of customer investment and increased price pressures in commercial printing due to the economic downturn in the industry, partially offset by favorable price/mix within *Document Imaging*.

Net sales of *Prepress Solutions* decreased 20%, primarily driven by volume declines, with unfavorable price/mix and foreign exchange also contributing to the overall decrease in revenues. The volume decreases were largely attributable to the decline in worldwide print demand, which reduced demand for plate consumables and prepress equipment.

Net sales of *Digital Printing Solutions* decreased 12%, as price/mix, volume, and foreign exchange were all unfavorable. For equipment revenues within the SPG, unfavorable volumes were driven by color electrophotographic equipment, while unfavorable price/mix was largely attributable to commercial inkjet equipment. For consumables revenues within the SPG, commercial inkjet and black and white electrophotographic performance was driven by volume declines, partially offset by favorable price/mix. Favorable color electrophotographic consumable volumes were offset by unfavorable price/mix. Equipment and consumable performance was impacted by decreased capital investment levels in an uncertain economy and the worldwide decline in print demand, which drove a shift in equipment placements toward lower-priced models and increased competitive pricing.

Net sales of *Document Imaging* decreased 10%, driven by lower volumes and unfavorable foreign exchange, partially offset by favorable price/mix in the scanner product lines. The volume declines were largely attributable to decreased demand for scanning and imaging products and services associated with delays in upgrades of scanning capacity, partially offset by sales stemming from the acquisition of the scanner division of BÖWE BELL + HOWELL, which closed in the third quarter of 2009.

Net sales of *Enterprise Solutions* decreased 36%, primarily due to volume declines in sales of workflow software and print controllers as a result of fewer prepress and digital printing equipment placements.

Gross Profit

Gross profit dollars declined across all SPGs in the GCG segment. All SPGs in the segment also experienced a decrease in gross profit as a percentage of sales except for *Document Imaging*, as favorable price/mix in the scanner product lines offset unfavorable foreign exchange and increased costs. The decline in global print demand negatively impacted equipment and consumables sales volumes, driving down gross profit dollars while also leading the Company to reduce its production levels. This resulted in lower levels of factory cost absorption, and lower utilization of service personnel. This impact was most pronounced in *Prepress Solutions* and *Enterprise Solutions*. Constrained demand drove increased price pressures in the industry as capital investments continue to be depressed, driving unfavorable price/mix in *Digital Printing Solutions*. These declines were partially offset by reduced aluminum commodity costs, and cost reductions driven by product portfolio rationalization.

Selling, General and Administrative Expenses

The decrease in SG&A expenses for GCG was primarily attributable to focused cost reduction actions implemented in 2009 in response to economic conditions.

Research and Development Costs

The decrease in R&D costs for GCG was largely driven by a rationalization and refocusing of investments.

Results of Operations – Discontinued Operations

Total Company earnings from discontinued operations for the year ended December 31, 2009 and 2008 of $17 million and $285 million, respectively, include a benefit for income taxes of $8 million and $288 million, respectively.

Earnings from discontinued operations in 2009 were primarily driven by the reversal of certain foreign tax reserves which had been recorded in conjunction with the divestiture of the Health Group in 2007.

Earnings from discontinued operations in 2008 were primarily driven by a tax refund that the Company received from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. Refer to Note 15, "Income Taxes," in the Notes to Financial Statements for further discussion of the tax refund.

For a detailed discussion of the components of discontinued operations, refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements.

Extraordinary Gain

The terms of the purchase agreement of the 2004 acquisition of NexPress Solutions LLC called for additional consideration to be paid by the Company if sales of certain products exceeded a stated minimum number of units sold during a five-year period following the close of the transaction. In May 2009, the earn-out period lapsed with no additional consideration required to be paid by the Company. Negative goodwill, representing the contingent consideration obligation of $17 million, was therefore reduced to zero. The reversal of negative goodwill reduced Property, plant and equipment, net by $2 million and Research and development expense by $7 million and resulted in an extraordinary gain of $6 million, net of tax, during the year ended December 31, 2009.

Net Loss Attributable to Eastman Kodak Company

The Company's consolidated net loss attributable to Eastman Kodak Company for 2009 was $210 million, or a loss of $0.78 per basic and diluted share, as compared with a net loss attributable to Eastman Kodak Company for 2008 of $442 million, or a loss of $1.57 per basic and diluted share, representing an improvement in earnings of $232 million. This improvement in earnings is attributable to the reasons outlined above.

2008 COMPARED WITH 2007

Results of Operations – Continuing Operations
Consolidated

(in millions)	For the Year Ended December 31, 2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Net sales	$ 9,416		$10,301		$ (885)	-9%
Cost of goods sold	7,247		7,757		(510)	-7%
Gross profit	2,169	23.0%	2,544	24.7%	(375)	-15%
Selling, general and administrative expenses	1,606	17%	1,802	17%	(196)	-11%
Research and development costs	478	5%	525	5%	(47)	-9%
Restructuring costs and other	140		543		(403)	-74%
Other operating expenses (income), net	766		(96)		862	-898%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(821)	-9%	(230)	-2%	(591)	-257%
Interest expense	108		113		(5)	-4%
Other income (charges), net	55		86		(31)	-36%
Loss from continuing operations before income taxes	(874)		(257)		(617)	-240%
Benefit for income taxes	(147)		(51)		(96)	188%
Loss from continuing operations	(727)	-8%	(206)	-2%	(521)	-253%
Earnings from discontinued operations, net of income taxes	285		884		(599)	-68%
NET (LOSS) EARNINGS	(442)		678		(1,120)	
Less: Net earnings attributable to noncontrolling interests	-		(2)		2	
NET (LOSS) EARNINGS ATTRIBUTABLE TO EASTMAN KODAK COMPANY	$ (442)		$ 676		$(1,118)	-165%

	For the Year Ended December 31, 2008 Amount	Change vs. 2007	Change vs. 2007: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 9,416	-8.6%	-4.4%	-6.4%	2.2%	n/a
Gross profit margin	23.0%	-1.7pp	n/a	-5.5pp	0.2pp	3.6pp

Revenues

For the year 2008, net sales decreased by 9% compared with 2007 due primarily to the significant economic deterioration in the fourth quarter in which the Company's revenues were 24% lower than in the prior year quarter. The impact of the downturn was particularly severe to the Company because of the normal seasonality of its sales, which are typically highest in the last four months of the year. For the full year, the downturn led to unfavorable price/mix across all segments and accelerated volume declines in *Film Capture* and *Traditional Photofinishing* within FPEG. These declines were partially offset by volume increases in CDG, and *Document Imaging* within GCG, and favorable foreign exchange across all segments. Within CDG, *Digital Capture and Devices* and *Consumer Inkjet Systems* experienced significant increases in volume in 2008, primarily related to new product introductions in 2007 and throughout 2008.

Gross Profit

Gross profit declined in 2008 in both dollars and as a percentage of sales, due largely to the broad deterioration late in the year in sales volume, as well as unfavorable price/mix across all segments, partially offset by reductions in manufacturing and other costs within CDG, and favorable foreign exchange. The improvements in manufacturing and other costs were driven by manufacturing efficiencies within CDG, the benefit of lower depreciation expense as a result of the change in useful lives executed during the first quarter of 2008 that benefited FPEG, lower benefit costs (including other postemployment benefits), and lower restructuring-related charges, partially offset by increased silver, aluminum, paper, and petroleum-based raw material and other costs.

Included in gross profit was a non-recurring amendment of an intellectual property licensing agreement and a new non-recurring intellectual property licensing agreement within *Digital Capture and Devices*. These licensing agreements contributed approximately 2.4% of consolidated revenue to consolidated gross profit dollars in 2008, as compared with 2.3% of consolidated revenue to consolidated gross profit dollars for non-recurring agreements in the prior year.

In the first quarter of 2008, the Company performed an updated analysis of expected industry-wide declines in the traditional film and paper businesses and its useful lives on related assets. Based on additional experience in the secular decline in these product groups, the Company assessed that overall film demand had declined but at a slower rate than anticipated in 2005, notably in the motion picture films category, which accounts for a substantial portion of the manufacturing asset utilization in the film business. In addition, the demand declines in the Company's paper business have not been as extensive as assumed in 2005. As a result, the Company revised the useful lives of certain existing production machinery and equipment, and manufacturing-related buildings effective January 1, 2008. These assets, which were previously set to fully depreciate by mid-2010, are now being depreciated with estimated useful lives ending from 2011 to 2015. The change in useful lives reflects the Company's estimate of future periods to be benefited from the use of the property, plant, and equipment. As a result of these changes, for full year 2008 the Company reduced depreciation expense by approximately $107 million, of which approximately $95 million benefited loss from continuing operations before income taxes. The net impact of the change in estimate to loss from continuing operations for the year ended December 31, 2008 was a reduced loss of $93 million, or $.33 on a fully-diluted loss per share basis.

Selling, General and Administrative Expenses

The year-over-year decrease in consolidated selling, general and administrative expenses ("SG&A") was primarily attributable to company-wide cost reduction actions, and lower benefit costs (including other postemployment benefits – see below), partially offset by unfavorable foreign exchange, a contingency accrual related to employment litigation matters of approximately $20 million, and costs associated with the Company's participation in the drupa tradeshow in the second quarter of 2008.

Research and Development Costs

The decrease in consolidated research and development costs ("R&D") compared with prior year was primarily attributable to company-wide cost reduction actions and significantly reduced spending in 2008 within CDG due to the introduction of consumer inkjet printers in 2007. These decreases in R&D spending were partially offset by investments in new workflow products in *Enterprise Solutions* and stream technology within *Digital Printing Solutions,* and R&D related acquisitions made in the second quarter of 2008, both within GCG.

Postemployment Benefit Plan Changes

In the third quarter of 2008, the Company amended certain of its U.S. postemployment benefits effective as of January 1, 2009. As a result of these plan changes, curtailment and other gains of $94 million were recognized in the third quarter of 2008. The gains are reflected in the Consolidated Statement of Operations as follows: $48 million in cost of goods sold, $27 million in SG&A, and $19 million in R&D. The impact of these gains is not reflected in segment results. Refer to Note 18, "Other Postretirement Benefits," and Note 24, "Segment Information," in the Notes to Financial Statements.

Restructuring Costs, Rationalization and Other

These costs, as well as the restructuring and rationalization-related costs reported in cost of goods sold, are discussed under the "Restructuring Costs, Rationalization and Other" section.

Other Operating Expenses (Income), Net

The Other operating expenses (income), net category includes gains and losses on sales of capital assets and businesses, and goodwill and other long-lived asset impairment charges. The year-over-year change in Other operating expenses (income), net was largely driven by the goodwill impairment charge of $785 million in 2008, as compared with significant one-time gains on sales of capital assets and businesses recognized in 2007. Refer to Note 5, "Goodwill and Other Intangible Assets," in the Notes to Financial Statements for more information on the 2008 charge.

Other Income (Charges), Net

The Other income (charges), net category includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The decrease in Other income (charges), net was primarily attributable to a decrease in interest income due to lower interest rates and lower cash balances in 2008 as compared with 2007.

Income Tax Benefit

(dollars in millions)	For the Year Ended December 31, 2008	2007
Loss from continuing operations before income taxes	($874)	($257)
Benefit for income taxes	($147)	($51)
Effective tax rate	16.8%	19.8%

The change in the Company's effective tax rate from continuing operations is primarily attributable to: (1) a benefit recognized upon the receipt in 2008 of the interest portion on an IRS tax refund, (2) losses generated in the U.S. and in certain jurisdictions outside the U.S. that were not benefited due to management's conclusion that it was not more likely than not that the tax benefits would be realized, (3) a tax benefit recorded in continuing operations in 2007 for losses in certain jurisdictions due to the recognition of an offsetting tax expense on the pre-tax gain in discontinued operations, (4) the release or establishment of valuation allowances in certain jurisdictions outside the U.S., which are evaluated separately by jurisdiction and dependent on its specific circumstances, (5) the mix of earnings from operations in jurisdictions outside the U.S., (6) adjustments for uncertain tax positions and tax audits, and (7) a pre-tax goodwill impairment charge of $785 million that resulted in a tax benefit of only $4 million due to a full valuation allowance in the U.S. and the limited amount of tax deductible goodwill that existed as of December 31, 2008.

Consumer Digital Imaging Group

(dollars in millions)	For the Year Ended December 31, 2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 3,088		$ 3,247		$ (159)	-5%
Cost of goods sold	2,495		2,419		76	3%
Gross profit	593	19.2%	828	25.5%	(235)	-28%
Selling, general and administrative expenses	565	18%	603	19%	(38)	-6%
Research and development costs	205	7%	242	7%	(37)	-15%
Loss from continuing operations before interest expense, other income (charges), net and income taxes	$ (177)	-6%	$ (17)	-1%	$ (160)	-941%

	For the Year Ended December 31, 2008 Amount	Change vs. 2007	Change vs. 2007: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,088	-4.9%	8.6%	-14.6%	1.1%	n/a
Gross profit margin	19.2%	-6.3pp	n/a	-13.4pp	0.7pp	6.4pp

Revenues

Net sales for CDG decreased 5% in 2008 primarily as a result of the sharp decline in global consumer demand experienced in the fourth quarter of 2008. The economic downturn negatively impacted all industries that rely on consumer discretionary spending. CDG net sales in the fourth quarter declined from 42% of CDG's full-year revenue for 2007 to only 31% of full-year revenue for 2008. Volume increases in 2008 attributable to products introduced in 2007 and throughout 2008 were more than offset by unfavorable price/mix, as reduced demand resulted in downward price pressure and a shift in consumer demand to lower-priced products. However, Kodak continued to maintain or increase its market share position in key product categories in which it participates.

Net sales for CDG decreased primarily due to unfavorable price/mix in *Digital Capture and Devices*, partially offset by volume growth in *Consumer Inkjet* and *Digital Capture and Devices*, and favorable foreign exchange across all SPGs.

Net worldwide sales of *Digital Capture and Devices*, which includes consumer digital still and video cameras, digital picture frames, accessories, memory products, snapshot printers and related media, and intellectual property royalties, decreased 7% in the year ended December 31, 2008 as compared with the prior year. This decrease primarily reflects unfavorable price/mix for digital cameras and digital picture frames, volume declines in snapshot printing, and lower intellectual property royalties (see gross profit discussion below), partially offset by increased volumes for digital cameras and digital picture frames as well as favorable foreign exchange. Digital picture frames were introduced at the end of the first quarter of 2007.

Net worldwide sales of *Consumer Inkjet Systems*, which includes inkjet printers and related consumables, increased in the year ended December 31, 2008, primarily reflecting volume improvements due to the launch of the product line at the end of the first quarter of 2007 and the introduction of the second generation of printers in the first quarter of 2008, partially offset by unfavorable price/mix. Sell-through of inkjet printers for the full year more than doubled compared with the prior year, resulting in an estimated installed base of more than 1 million printers as of December 31, 2008.

Net worldwide sales of *Retail Systems Solutions,* which includes kiosks and related media and APEX drylab systems, increased 1% in the year ended December 31, 2008 as compared with the prior year, reflecting higher equipment and media volumes as well as favorable foreign exchange, partially offset by unfavorable price/mix.

Gross Profit

The decrease in gross profit dollars and margin for CDG was primarily attributable to unfavorable price/mix within *Digital Capture and Devices* and lower intellectual property royalties, partially offset by reduced manufacturing and other costs primarily in consumer inkjet printers, digital cameras and digital frames, as well as favorable foreign exchange.

Included in gross profit was a non-recurring amendment of an intellectual property licensing agreement with an existing licensee and a new non-recurring intellectual licensing agreement. The impact of these agreements contributed approximately 7.4% of segment revenue to segment gross profit dollars in 2008, as compared with 7.3% of segment revenue to segment gross profit dollars for non-recurring agreements in the prior year. The new agreement also provides the Company with an opportunity for continued collaboration with the licensee.

The results also included approximately $126 million related to intellectual property licensing arrangements under which the Company's continuing obligations were fulfilled as of December 31, 2008. The Company expects to secure other new licensing agreements, the timing and amounts of which are difficult to predict. These types of arrangements provide the Company with a return on portions of its R&D investments, and new licensing opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses

The decrease in SG&A expenses for CDG was primarily driven by ongoing efforts to achieve target cost models and lower benefit costs (including other postemployment benefits), partially offset by unfavorable foreign exchange.

Research and Development Costs

The decrease in R&D costs for CDG was primarily attributable to reduced spending in 2008 as compared with the prior year due to the introduction of consumer inkjet printers in 2007, as well as cost reduction actions taken throughout the segment in 2008.

Film, Photofinishing and Entertainment Group

(dollars in millions)	For the Year Ended December 31, 2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 2,987		$ 3,632		$ (645)	-18%
Cost of goods sold	2,335		2,771		(436)	-16%
Gross profit	652	21.8%	861	23.7%	(209)	-24%
Selling, general and administrative expenses	407	14%	520	14%	(113)	-22%
Research and development costs	49	2%	60	2%	(11)	-18%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 196	7%	$ 281	8%	$ (85)	-30%

	For the Year Ended December 31, 2008 Amount	Change vs. 2007	Change vs. 2007: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,987	-17.8%	-18.6%	-1.3%	2.1%	n/a
Gross profit margin	21.8%	-1.9pp	n/a	-2.1pp	0.3pp	-0.1pp

Revenues
Net sales for FPEG decreased 18% primarily due to *Film Capture* and *Traditional Photofinishing,* reflecting continuing volume declines in the consumer film industry and reduced demand due to the global economic slowdown that began in the latter part of 2008, partially offset by favorable foreign exchange. Net worldwide sales of *Film Capture* and *Traditional Photofinishing* decreased 40% and 19%, respectively, in 2008 as compared with 2007.

Net worldwide sales for *Entertainment Imaging* decreased 5% compared with the prior year, driven by volume declines primarily reflecting the effects of the writers' strike in the first quarter of 2008, and reduced demand in the second half of 2008 from the delay in creation of feature films resulting from uncertainty surrounding industry labor contract issues, as well as the weak economy. This decrease was partially offset by favorable foreign exchange.

Gross Profit
The decrease in FPEG gross profit dollars is primarily a result of declines in sales volume within *Film Capture* as described above, unfavorable price/mix across all SPGs, partially offset by favorable foreign exchange.

The decrease in FPEG gross profit margin was primarily driven by unfavorable price/mix across all SPGs. In addition, increased manufacturing and other costs in *Film Capture* were driven by higher costs of silver, paper, and petroleum-based raw material and other costs. These cost increases were largely offset by lower benefit costs (including other postemployment benefits) and the benefit of lower depreciation expense as a result of the change in useful lives executed during the first quarter of this year.

Selling, General and Administrative Expenses
The decline in SG&A expenses for FPEG was attributable to lower benefit costs (including other postemployment benefits) and ongoing efforts to achieve target cost models, partially offset by unfavorable foreign exchange.

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31, 2008	% of Sales	2007	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 3,334		$ 3,413		$ (79)	-2%
Cost of goods sold	2,445		2,438		7	0%
Gross profit	889	26.7%	975	28.6%	(86)	-9%
Selling, general and administrative expenses	637	19%	664	19%	(27)	-4%
Research and development costs	221	7%	207	6%	14	7%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 31	1%	$ 104	3%	$ (73)	-70%

	For the Year Ended December 31, 2008 Amount	Change vs. 2007	Change vs. 2007: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,334	-2.3%	-1.6%	-4.1%	3.4%	n/a
Gross profit margin	26.7%	-1.9pp	n/a	-1.1pp	-0.6pp	-0.2pp

Revenues

GCG net sales decreased 2% in 2008 as compared with the prior year, driven by unfavorable price/mix and volume declines, partially offset by favorable foreign exchange. Recent global financial market disruptions affected equipment placements across most product lines, and tightening credit availability resulted in deferrals of some orders taken earlier this year at the drupa tradeshow. In addition, the decline in global print demand translated into decreased sales of consumables, especially in the second half of 2008.

Net worldwide sales of *Prepress Solutions* decreased 2% compared with 2007, driven primarily by volume declines in analog plates and output devices, partially offset by volume growth in digital plates and favorable foreign exchange. The decline in global print demand accelerated the volume decline for analog plates and negatively impacted the volume growth rate for digital plates. Despite the effects of the economic downturn, digital plates experienced volume growth in the high single digits during 2008.

Net worldwide sales of *Digital Printing Solutions* decreased 6% compared with the prior year. Unfavorable price/mix and declines in volume were partially offset by favorable foreign exchange for all products. Volume declines were largely attributable to black-and-white electrophotographic equipment and consumables due to overall market declines, as certain customers convert to solutions that offer color options. Color electrophotographic equipment and consumables volumes increased, driven by new product line introductions and enhancements. Page volume growth of 12% in the color electrophotographic space was a key contributor to the growth of color consumable sales volumes. Unfavorable inkjet equipment volume and price/mix were partially offset by favorable volume and price/mix in inkjet consumables. General price erosion, declines in legacy product sales, and a mix shift toward units requiring lower levels of capital investment were contributors to this performance.

Net worldwide sales of *Document Imaging* decreased 2% in 2008 compared with the prior year. Unfavorable price/mix was partially offset by volume growth and favorable foreign exchange. While volume grew in both the Production Scanner and Distributed Scanner categories, a shift toward low-page volume units in both categories drove unfavorable price/mix.

Net worldwide sales of *Enterprise Solutions* decreased 1% as compared with the prior year. Unfavorable price/mix and volume declines were partially offset by favorable foreign exchange and acquisitions made during the second quarter of 2008.

Gross Profit

The decline in gross profit dollars and margin was primarily driven by *Prepress Solutions* and *Digital Printing Solutions*. Increased manufacturing costs related to aluminum and petroleum-based raw materials, as well as higher distribution expense and volume declines, drove the decrease in the *Prepress Solutions* gross profit dollars and margin. For *Digital Printing Solutions*, higher costs of newly introduced digital printers, price erosion and adverse mix were partially offset by manufacturing cost productivity.

Selling, General and Administrative Expenses

The decrease in SG&A expenses for GCG primarily reflects lower benefit costs (including other postemployment benefits) and ongoing efforts to achieve target cost models, partially offset by increased costs associated with the Company's participation in the drupa tradeshow in the second quarter of 2008, go-to-market investments, and unfavorable foreign exchange.

Research and Development Costs

The increase in R&D costs for GCG was primarily driven by investments in new workflow products in *Enterprise Solutions*, R&D related to acquisitions made in the second quarter of 2008, increased investments for stream technology within *Digital Printing Solutions*, and unfavorable foreign exchange. These increases were partially offset by ongoing efforts to achieve target cost models.

Results of Operations – Discontinued Operations

Total Company earnings from discontinued operations for the year ended December 31, 2008 and 2007 of $285 million and $884 million, respectively, include a benefit for income taxes of $288 million and a provision for income taxes of $262 million, respectively.

Earnings from discontinued operations in 2008 were primarily driven by a tax refund that the Company received from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. Refer to Note 15, "Income Taxes," in the Notes to Financial Statements for further discussion of the tax refund.

Earnings from discontinued operations in 2007 were primarily driven by the $986 million pre-tax gain on the sale of the Health Group segment on April 30, 2007, and the $123 million pre-tax gain on the sale of Hermes Precisa Pty. Ltd. ("HPA") on November 2, 2007. Also included in discontinued operations in 2007 are the results of operations of the Health Group segment and HPA through their respective dates of sale.

For a detailed discussion of the components of discontinued operations, refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements.

Net (Loss) Earnings Attributable to Eastman Kodak Company

The Company's consolidated net loss attributable to Eastman Kodak Company for 2008 was $442 million, or a loss of $1.57 per basic and diluted share, as compared with net earnings attributable to Eastman Kodak Company for 2007 of $676 million, or earnings of $2.35 per basic and diluted share, representing a decrease of $1,118 million or 165%. This decrease is attributable to the reasons outlined above.

Restructuring Costs, Rationalization and Other

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of the current economic environment. The program involved rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities. The execution of the 2009 Program began in January 2009.

In connection with the 2009 Program, the Company expected to incur total restructuring charges in the range of $250 million to $300 million, including $225 million to $265 million of cash related charges for termination benefits and other exit costs, and $25 million to $35 million of non-cash related accelerated depreciation and asset write-offs. The Company recorded actual charges of $258 million, net of reversals, including $22 million of charges for accelerated depreciation and $10 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The remaining costs incurred, net of reversals, of $226 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items. The charges, net of reversals, of $258 million recorded in 2009 included $69 million applicable to FPEG, $34 million applicable to CDG, $112 million applicable to GCG, and $43 million that was applicable to manufacturing, research and development, and administrative functions, which were shared across all segments.

The 2009 Program was expected to require expenditures from corporate cash in the range of $125 million to $175 million, as most of the termination benefits for U.S. employees are provided in the form of special retirement benefits (Special Termination Program (STP) benefits) payable from the Company's over-funded U.S. pension plan. Including cash expenditures related to rationalization actions in 2008 and prior, the total expenditures from corporate cash in 2009 for restructuring actions were expected to total $225 million to $275 million. During the year ended December 31, 2009, the Company made actual cash payments of approximately $177 million related to restructuring and rationalization.

The majority of the actions contemplated by the 2009 Program were completed in the first half of 2009. The 2009 Program was expected to result in employment reductions in the range of 2,000 to 3,000 positions when complete and yield annualized cash savings of $200 million to $250 million in 2009 and beyond. The future annual cash savings of these actions are now expected to be approximately $245 million. These savings are expected to reduce future cost of goods sold, SG&A, and R&D expenses by $95 million, $82 million, and $68 million, respectively. The Company began realizing these savings in the first quarter of 2009, and expects the savings to be fully realized by the end of the second quarter of 2010 as most of the actions and severance payouts are completed.

When combined with rationalization actions taken in late 2008, the Company expected to reduce its worldwide employment by between 3,500 and 4,500 positions during 2009, approximately 14% to 18% of its total workforce, which was expected to generate annual cash savings in the range of $300 million to $350 million. The future annual cash savings of these actions are now expected to be approximately $373 million.

For the year ended December 31, 2008, the Company incurred restructuring and rationalization charges, net of reversals, of $149 million. The $149 million of restructuring and rationalization charges, net of reversals, included $6 million of costs related to accelerated depreciation, and $3 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008.

For the year ended December 31, 2007, the Company incurred restructuring charges, net of reversals, of $685 million, all under the 2004-2007 Restructuring Program, including $23 million related to discontinued operations ($20 million of severance costs and $3 million of exit costs), and $662 million related to continuing operations ($107 million of accelerated depreciation, $12 million of inventory write-downs, $270 million of asset impairments, $144 million of severance costs, and $129 million of exit costs). The Company substantially completed its 2004-2007 Restructuring Program as of December 31, 2007.

Liquidity and Capital Resources

2009

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Change
Cash flows from operating activities:			
Net cash used in continuing operations	$ (136)	$ (128)	$ (8)
Net cash provided by discontinued operations	-	296	(296)
Net cash (used in) provided by operating activities	(136)	168	(304)
Cash flows from investing activities:			
Net cash used in continuing operations	(22)	(188)	166
Net cash provided by discontinued operations	-	-	-
Net cash used in investing activities	(22)	(188)	166
Cash flows from financing activities:			
Net cash provided by (used in) continuing operations	33	(746)	779
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	33	(746)	779
Effect of exchange rate changes on cash	4	(36)	40
Net decrease in cash and cash equivalents	$ (121)	$ (802)	$ 681

Operating Activities

Net cash used in continuing operations from operating activities increased $8 million for the year ended December 31, 2009 as compared with the prior year. Cash received in 2009 related to non-recurring licensing agreements, net of applicable withholding taxes, of $622 million, was $472 million higher than cash received in 2008 related to a non-recurring licensing agreement of $150 million. Additionally, cash expended in 2008 for 2007 bonus programs of $95 million had no comparable amount paid in 2009 for 2008 bonus programs. These benefits to cash flows from operating activities for 2009 were partially offset by the receipt of the interest portion of an IRS tax refund in 2008 of $275 million, with no comparable receipt in 2009. The combination of these and other factors led to the use of cash in operating activities of $136 million in 2009, as compared with cash used on the same basis of $128 million in 2008. Net cash provided by discontinued operations decreased $296 million in 2009 as compared with 2008 due primarily to the receipt of the refund of past federal income taxes referred to above.

Investing Activities

Net cash used in investing activities decreased $166 million for the year ended December 31, 2009 as compared with 2008 due primarily to a decline of $102 million in additions to properties and increased cash proceeds received from sales of assets and businesses of $64 million, primarily from the sale of assets of the Company's OLED group.

Financing Activities

Net cash provided by financing activities increased $779 million for the year ended December 31, 2009 as compared with 2008 due primarily to approximately $650 million of net proceeds from two new debt issuances in 2009, of which $563 million was used to repurchase 2033 Convertible Senior Notes. Also, scheduled debt repayments in 2008 were $250 million higher than in 2009, share repurchases were $301 million in 2008, for which there were no comparable payments in 2009, and dividend payments were $139 million in 2008, for which there were no comparable payments in 2009.

Sources of Liquidity

The Company believes that its current cash balance, combined with cash flows from operating activities and proceeds from sales of assets, will be sufficient to meet its anticipated needs, including working capital, capital investments, scheduled debt repayments, restructuring payments, and employee benefit plan payments or required plan contributions. If the global economic weakness trends continue for a greater period of time than anticipated, or worsen, it could impact the Company's profitability and related cash generation capability and therefore, affect the Company's ability to meet its anticipated cash needs. Refer to Item 1A. of Part I, "Risk Factors." In addition to its existing cash balance, the Company has financing arrangements, as described in more detail below under "Amended Credit Agreement," to facilitate unplanned timing differences between required expenditures and cash generated from operations or for unforeseen shortfalls in cash flows from operating activities. The Company has not found it necessary to borrow against these financing arrangements over the past four years.

Depending on market conditions, the Company reserves the right to pursue opportunities that will further optimize its capital structure.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements for further discussion of sources of liquidity, presentation of long-term debt, related maturities and interest rates as of December 31, 2009 and 2008.

Short-Term Borrowings

As of December 31, 2009, the Company and its subsidiaries, on a consolidated basis, maintained $511 million in committed bank lines of credit, which include $500 million under the Amended Credit Agreement and $11 million of other committed bank lines of credit, and $156 million in uncommitted bank lines of credit to ensure continued financial support through letters of credit, bank guarantees, and similar arrangements, and short-term borrowing capacity. In addition, the $12 million aggregate principal amount of Convertible Senior Notes due 2033 ("2033 Convertible Notes") are also included in Short-term borrowings and current portion of long-term debt on the accompanying Consolidated Statement of Financial Position.

Senior Secured Notes due 2017

On September 29, 2009, the Company issued (1) $300 million aggregate principal amount of 10.5% Senior Secured Notes, and (2) Warrants to purchase 40 million shares of the Company's common stock at an exercise price of $5.50 per share. The warrants are exercisable at the holder's option at any time, in whole or in part, until September 29, 2017.

The Company received net proceeds of approximately $273 million ($300 million aggregate principal, less $12 million stated discount and $15 million placement fee and reimbursable costs. The initial carrying value of the notes, net of unamortized discount, of approximately $193 million is being accreted up to the $300 million stated principal amount using the effective interest method over the 8-year term of the Senior Secured Notes. Accretion of the principal will be reported as a component of interest expense.

Interest payments of approximately $30 million annually are payable semi-annually, on October 1 and April 1 of each year, beginning on April 1, 2010. Cash interest on the Senior Secured Notes will accrue at a rate of 10.0% per annum and Payment-in-Kind interest ("PIK Interest ") will accrue at a rate of 0.5% per annum. PIK Interest is accrued as an increase to the principal amount of the Senior Secured Notes and is to be paid at maturity in 2017.

The Indenture under the notes contains covenants limiting, among other things, the Company's ability to (subject to certain exceptions): incur additional debt or issue certain preferred shares; pay dividends on or make other distributions in respect of the Company's capital stock or make other restricted payments; make principal payments on, or purchase or redeem subordinated indebtedness prior to any scheduled principal payment or maturity; make certain investments; sell certain assets; create liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and enter into certain transactions with the Company's affiliates. The Company was in compliance with these covenants as of December 31, 2009.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," for redemption provisions, guarantees, events of default, and subordination and ranking of the Senior Secured Notes.

2017 Convertible Senior Notes

On September 23, 2009, the Company issued $400 million of aggregate principal amount of 7% convertible senior notes due April 1, 2017 (the "2017 Convertible Notes"). The initial carrying value of the debt of $293 million will be accreted up to the $400 million stated principal amount using the effective interest method over the 7.5 year term of the notes. Accretion of the principal will be reported as a component of interest expense.

The Company will pay interest of approximately $28 million annually. Interest is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2010.

The 2017 Convertible Notes are convertible at an initial conversion rate of 134.9528 shares of the Company's common stock per $1,000 principal amount of convertible notes (representing an initial conversion price of approximately $7.41 per share of common stock) subject to adjustment in certain circumstances. Upon conversion, the Company shall deliver or pay, at its election, solely shares of its common stock or solely cash. Holders of the 2017 Convertible Notes may require the Company to purchase all or a portion of the convertible notes at a price equal to 100% of the principal amount of the convertible notes to be purchased, plus accrued and unpaid interest, in cash, upon occurrence of certain fundamental changes involving the Company including, but not limited to, a change in ownership, consolidation or merger, plan of dissolution, or common stock delisting from a U.S. national securities exchange.

Under certain circumstances, the Company may redeem the 2017 Convertible Notes in whole or in part for cash at any time on or after October 1, 2014 and before October 1, 2016. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," for redemption provisions, ranking and subordination of the 2017 Convertible Notes, and events of default.

Amended Credit Agreement

On March 31, 2009, the Company and its subsidiary, Kodak Canada Inc. (together, the "Borrowers"), together with the Company's U.S. subsidiaries as guarantors (the "Guarantors"), entered into an Amended and Restated Credit Agreement, with the named lenders (the "Lenders") and Citicorp USA, Inc. as agent, in order to amend and extend its Credit Agreement dated as of October 18, 2005 (the "Secured Credit Agreement").

On September 17, 2009, the Borrowers, together with the Guarantors, further amended the Amended and Restated Credit Agreement with the Lenders and Citicorp USA, Inc. as agent, in order to allow collateral under this agreement to be pledged on a second-lien basis and for the Company to issue $700 million in aggregate principal amount of debt, the net proceeds of which would be used to repurchase its previously existing $575 million Convertible Senior Notes due 2033 as well as for other general corporate purposes. The Amended and Restated Credit Agreement and Amendment No. 1 to the Amended and Restated Credit Agreement dated September 17, 2009 are collectively hereinafter referred to as the "Amended Credit Agreement." Pursuant to the terms of the Amended Credit Agreement, the Company deposited $575 million of the net proceeds of the two financing transactions discussed above in a cash collateral account to be used to fund the repurchase of the 2033 Convertible Notes. During 2009, the Company repurchased $563 million of its Convertible Senior Notes due 2033. As of December 31, 2009, approximately $12 million of the original $575 million is maintained in the cash collateral account and is considered restricted cash.

The Amended Credit Agreement provides for an asset-based revolving credit facility of up to $500 million, as further described below. The letters of credit previously issued under the former Secured Credit Agreement continue under the Amended Credit Agreement. Additionally, up to $100 million of the Company's and its subsidiaries' obligations to various Lenders under treasury management services, hedge or other agreements or arrangements are secured by the asset-based collateral under the Amended Credit Agreement. The Amended Credit Agreement can be used for general corporate purposes. The termination date of the Amended Credit Agreement with respect to the Lenders who agreed to the extension, and any future lenders, is March 31, 2012, and with respect to the other Lenders continues to be October 18, 2010. As of December 31, 2009, approximately 75% of the facility amount has been extended to the 2012 termination date, and additional lenders may be added to increase this amount.

Advances under the Amended Credit Agreement will be available based on the Borrowers' respective borrowing base from time to time. The borrowing base is calculated based on designated percentages of eligible accounts receivable, inventory, machinery and equipment and, once mortgages are recorded, certain real property, subject to applicable reserves. As of December 31, 2009, based on this borrowing base calculation and after deducting the face amount of letters of credit outstanding of $136 million and $100 million of collateral to secure other banking arrangements, the Company had $201 million available to borrow under the Amended Credit Agreement.

The Amended Credit Agreement provides that advances made from time to time will bear interest at applicable margins over the Base Rate, as defined, or the Eurodollar Rate. The Company pays, on a quarterly basis, an annual fee ranging from 0.50% to 1.00% to the Lenders based on the unused commitments.

As of December 31, 2009, the Company had no debt for borrowed money outstanding under the Amended Credit Agreement, but had outstanding letters of credit of $136 million. In addition to the letters of credit outstanding under the Amended Credit Agreement, there were bank guarantees and letters of credit of $30 million and surety bonds of $28 million outstanding under other banking arrangements primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, legal contingencies, rental payments, and to support various customs and trade activities.

In addition to the Amended Credit Agreement, the Company has other committed and uncommitted lines of credit as of December 31, 2009 totaling $11 million and $156 million, respectively. These lines primarily support operational and borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, revolving credit lines, letters of credit, bank guarantees and vendor financing programs. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2009, usage under these lines was approximately $58 million, with $0 reflected in Short-term borrowings and current portion of long-term debt on the accompanying Consolidated Statement of Financial Position, and the balance supporting non-debt related obligations.

On February 10, 2010, the Borrowers, together with the Guarantors, further amended the Amended Credit Agreement with the Lenders and Citicorp USA, Inc., as agent, in order to allow the Company to incur additional permitted senior debt of up to $200 million aggregate principal amount, and debt that refinances existing debt and permitted senior debt so long as the refinancing debt meets certain requirements. In connection with the amendment, the Company reduced the commitments of its non-extending lenders by approximately $125 million. This change did not reduce the maximum borrowing availability of $500 million under the Amended Credit Agreement.

See Note 8, "Short-Term Borrowings and Long-Term Debt," for liens, restrictive covenants, and events of default under the Amended Credit Agreement.

Tender Offer on Senior Notes Due 2013

On February 3, 2010, the Company issued a tender offer to purchase up to $100 million of its outstanding 7.25% Senior Notes due 2013 (the "2013 Notes") for an amount in cash equal to 91% of the principal amount of the 2013 Notes, plus accrued and unpaid interest. The tender offer expires on March 4, 2010 unless extended or earlier terminated. A purchase price in cash equal to 95% of the principal amount of the 2013 Notes was offered for notes tendered before an early termination date of February 11, 2010. The Company's obligation to pay for the 2013 Notes in the tender offer is subject to the satisfaction or waiver of a number of conditions, included the raising of not less than $100 million of second lien debt on terms reasonably satisfactory to it in order to finance the tender offer. The tender offer is not contingent upon the tender of any minimum principal amount of 2013 Notes. The Company reserves the right to increase the maximum tender amount of $100 million, subject to compliance with applicable law.

Credit Quality

Moody's and Standard & Poor's ("S&P") ratings for the Company, including their outlooks, as of the filing date of this Form 10-K are as follows:

	Corporate Rating	Secured Rating	Senior Unsecured Rating	Outlook	Most Recent Update
Moody's	B3	NR	Caa1	Stable	February 19, 2010
S&P	B-	NR	CCC	Stable	February 11, 2010

On February 19, 2010, Moody's revised its rating outlook on the Company from negative to stable, and affirmed its B3 corporate rating and Caa1 senior unsecured rating.

On February 11, 2010, S&P revised its B- rating outlook on the Company to stable from negative. All ratings on the Company, including the B- Corporate Rating, were affirmed.

The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, the Company could be required to increase the dollar amount of its letters of credit or provide other financial support up to an additional $54 million at the current credit ratings. As of the filing date of this Form 10-K, the Company has not been requested to materially increase its letters of credit or other financial support. Downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives.

Contractual Obligations

The impact that our contractual obligations are expected to have on the Company's liquidity and cash flow in future periods is as follows:

				As of December 31, 2009			
(in millions)	Total	2010	2011	2012	2013	2014	2015+
Long-term debt (1)	$ 1,425	$ 62	$ 50	$ 50	$ 550	$ -	$ 713
Interest payments on debt	622	97	96	96	91	60	182
Operating lease obligations	296	81	61	47	27	16	64
Purchase obligations (2)	831	387	283	66	37	15	43
Total (3) (4) (5)	$ 3,174	$ 627	$ 490	$ 259	$ 705	$ 91	$ 1,002

(1) Represents the maturity values of the Company's long-term debt obligations. See Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements.

(2) Purchase obligations include agreements related to raw materials, supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The terms of these agreements cover the next one to twelve years.

(3) Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 15, "Income Taxes," in the Notes to Financial Statements for additional information regarding the Company's uncertain tax positions.

(4) Funding requirements for the Company's major defined benefit retirement plans and other postretirement benefit plans have not been determined, therefore, they have not been included. In 2009, the Company made contributions to its major defined benefit retirement plans and benefit payments for its other postretirement benefit plans of $122 million ($31 million relating to its U.S. defined benefit plans) and $166 million ($161 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $135 million ($31 million relating to its U.S. defined benefit plans) and $148 million ($142 million relating to its U.S. other postretirement benefits plan), respectively, to its defined benefit plans and other postretirement benefit plans in 2010.

(5) Because their future cash outflows are uncertain, the other long-term liabilities presented in Note 9, "Other Long-Term Liabilities," in the Notes to Financial Statements are excluded from this table.

Off-Balance Sheet Arrangements

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2009, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $60 million. At December 31, 2009, the carrying amount of any liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2010 and 2016, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets may not cover the maximum potential loss under these guarantees.

Eastman Kodak Company ("EKC") also guarantees potential indebtedness to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $301 million, and the outstanding amount for those guarantees is $190 million with $141 million recorded within the Short-term borrowings and current portion of long-term debt, and Long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position. These guarantees expire in 2010 through 2019. Pursuant to the terms of the Company's Amended Credit Agreement, obligations of the Borrowers to the Lenders under the Amended Credit Agreement, as well as secured agreements in an amount not to exceed $100 million, are guaranteed by the Company and the Company's U.S. subsidiaries.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under this arrangement, EKC guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years. The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. The Plan's local funding valuation was completed in March 2009. EKC and the Subsidiary are in discussions with the Trustees regarding the amount of future annual contributions and the date by which the Plan will achieve full funded status. These negotiations may require changes to the existing guarantee described above. The funding status of the Plan (calculated in accordance with U.S. GAAP) is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2009 was not material to the Company's financial position, results of operations or cash flows.

2008

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2008	2007	Change
Cash flows from operating activities:			
Net cash (used in) provided by continuing operations	$ (128)	$ 365	$ (493)
Net cash provided by (used in) discontinued operations	296	(37)	333
Net cash provided by operating activities	168	328	(160)
Cash flows from investing activities:			
Net cash used in continuing operations	(188)	(41)	(147)
Net cash provided by discontinued operations	-	2,449	(2,449)
Net cash (used in) provided by investing activities	(188)	2,408	(2,596)
Cash flows from financing activities:			
Net cash used in continuing operations	(746)	(1,338)	592
Net cash provided by discontinued operations	-	44	(44)
Net cash used in financing activities	(746)	(1,294)	548
Effect of exchange rate changes on cash	(36)	36	(72)
Net (decrease) increase in cash and cash equivalents	$ (802)	$ 1,478	$ (2,280)

Operating Activities

Net cash used in continuing operations from operating activities increased $493 million. The key factor driving this change was the overall decline in earnings for 2008 as compared with 2007, notably in the fourth quarter of 2008 as a consequence of the global economic downturn. The Company's cash from operating activities benefited from lower restructuring payments in 2008 and receipt of a tax refund from the U.S. Internal Revenue Service of $581 million, of which $270 million, which represents interest net of state income tax, was reflected in loss from continuing operations during the year. However, the Company also recognized non-cash curtailment gains during the year, and revenue for which cash was received in prior years or in 2009. In addition, net cash received in 2008 for current and prior year non-recurring licensing arrangements of $150 million was $156 million lower than net cash received in 2007 of $306 million. The Company also utilized $128 million more cash in 2008 as compared with 2007, due to an increase in inventories during 2008, as compared with a decrease in inventories in 2007. Furthermore, the Company expended cash in 2008 to reduce liabilities recorded as of the prior year end, which exceeded cash utilized in 2007 to liquidate liabilities as of year end 2006. The combination of these and other factors led to the use of cash in continuing operations from operating activities of $128 million in 2008, as compared with cash provided on the same basis of $365 million in 2007. Net cash provided by (used in) discontinued operations increased $333 million as compared with the prior year due primarily to the receipt, in the second quarter of 2008, of the refund of past federal income taxes referred to above, and more fully described in Note 15, "Income Taxes," in the Notes to Financial Statements.

Investing Activities

Net cash used in continuing operations from investing activities increased $147 million for the year ended December 31, 2008 as compared with 2007 due primarily to lower cash proceeds received from sales of assets and businesses of $92 million in 2008 as compared with $227 million in 2007. Spending for capital additions was $254 million in 2008 as compared with $259 million in 2007. The majority of this spending supports new products, manufacturing capacity, productivity and quality improvements, infrastructure improvements, equipment placements with customers, and ongoing environmental and safety initiatives. Net cash provided by discontinued operations for the year ended December 31, 2007 of $2,449 million represents the proceeds received from the sale of the Health Group in the second quarter of 2007 and the sale of the Company's shares of Hermes Precisa Pty. Limited ("HPA") in the fourth quarter of 2007.

Financing Activities

Net cash used in financing activities decreased $548 million for the year ended December 31, 2008 as compared with 2007 due to lower repayments of borrowings, mainly due to the repayment of the Company's Secured Term Debt in the second quarter of 2007 that was required as a result of the sale of the Health Group. These reductions in cash usage were partially offset by repurchases of the Company's common stock of $301 million in 2008.

Other

Refer to Note 10, "Commitments and Contingencies," in the Notes to Financial Statements for discussion regarding the Company's undiscounted liabilities for environmental remediation costs, and other commitments and contingencies, including legal matters.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's expectations regarding the following are forward-looking statements: revenue; revenue growth; cost of goods sold; gross margins; selling, general and administrative expenses; research and development costs; savings from restructuring and rationalization; earnings; cash generation; increased demand for our products, including commercial inkjet, consumer inkjet, workflow software and digital packaging printing solutions; new product introductions; potential revenue, cash and earnings from intellectual property licensing; liquidity; and benefit costs.

Actual results may differ from those expressed or implied in forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, among others, the risks, uncertainties, assumptions and factors specified in Item 1A. "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Cautionary Statement Pursuant to Safe Harbor Provisions the Private Litigation Reform Act of 1995" and in other filings the Company makes with the SEC from time to time. The Company cautions readers to carefully consider such factors. Many of these factors are beyond the Company's control. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.

Any forward-looking statements in this report should be evaluated in light of the factors and uncertainties referenced above and should not be unduly relied upon.

SUMMARY OF OPERATING DATA

A summary of operating data for 2009 and for the four years prior is shown on page 120.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts. The Company does not utilize financial instruments for trading or other speculative purposes.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices.

The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2009 and 2008, the fair value of open forward contracts would have decreased $17 million and $10 million, respectively. Such losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open silver forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2009 and 2008, the fair value of open forward contracts would have decreased $4 million and $5 million, respectively. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 121 basis points) lower at December 31, 2009, the fair value of short-term and long-term borrowings would have increased less than $1 million and $59 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 178 basis points) lower at December 31, 2008, the fair value of short-term and long-term borrowings would have increased $1 million and $40 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2009 was not significant to the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eastman Kodak Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 22, 2010

Eastman Kodak Company
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)	For the Year Ended December 31, 2009	2008	2007
Net sales	$ 7,606	$ 9,416	$ 10,301
Cost of goods sold	5,838	7,247	7,757
Gross profit	1,768	2,169	2,544
Selling, general and administrative expenses	1,302	1,606	1,802
Research and development costs	356	478	525
Restructuring costs, rationalization and other	226	140	543
Other operating (income) expenses, net	(88)	766	(96)
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(28)	(821)	(230)
Interest expense	119	108	113
Other income (charges), net	30	55	86
Loss from continuing operations before income taxes	(117)	(874)	(257)
Provision (benefit) for income taxes	115	(147)	(51)
Loss from continuing operations	(232)	(727)	(206)
Earnings from discontinued operations, net of income taxes	17	285	884
Extraordinary item, net of tax	6	-	-
NET (LOSS) EARNINGS	(209)	(442)	678
Less: Net earnings attributable to noncontrolling interests	(1)	-	(2)
NET (LOSS) EARNINGS ATTRIBUTABLE TO EASTMAN KODAK COMPANY	$ (210)	$ (442)	$ 676
Basic and diluted net (loss) earnings per share attributable to Eastman Kodak Company common shareholders:			
Continuing operations	$ (0.87)	$ (2.58)	$ (0.71)
Discontinued operations	0.07	1.01	3.06
Extraordinary item	0.02	-	-
Total	$ (0.78)	$ (1.57)	$ 2.35
Amounts attributable to Eastman Kodak Company common shareholders (basic and diluted earnings per share)			
Continuing operations	$ (233)	$ (727)	$ (205)
Discontinued operations	17	285	881
Extraordinary item	6	-	-
Total	$ (210)	$ (442)	$ 676
Cash dividends per share	$ -	$ 0.50	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)	As of December 31, 2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,024	$ 2,145
Receivables, net	1,395	1,716
Inventories, net	679	948
Other current assets	205	195
Total current assets	4,303	5,004
Property, plant and equipment, net	1,254	1,551
Goodwill	907	896
Other long-term assets	1,227	1,728
TOTAL ASSETS	$ 7,691	$ 9,179
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable and other current liabilities	$ 2,811	$ 3,267
Short-term borrowings and current portion of long-term debt	62	51
Accrued income and other taxes	23	120
Total current liabilities	2,896	3,438
Long-term debt, net of current portion	1,129	1,252
Pension and other postretirement liabilities	2,694	2,382
Other long-term liabilities	1,005	1,119
Total liabilities	7,724	8,191
Commitments and Contingencies (Note 10)		
EQUITY		
Common stock, $2.50 par value, 950,000,000 shares authorized; 391,292,760 shares issued as of December 31, 2009 and 2008; 268,630,514 and 268,169,055 shares outstanding as of December 31, 2009 and 2008	978	978
Additional paid in capital	1,093	901
Retained earnings	5,676	5,903
Accumulated other comprehensive loss	(1,760)	(749)
	5,987	7,033
Treasury stock, at cost; 122,662,246 shares as of December 31, 2009 and 123,123,705 shares as of December 31, 2008	(6,022)	(6,048)
Total Eastman Kodak Company shareholders' (deficit) equity	(35)	985
Noncontrolling interests	2	3
Total (deficit) equity	(33)	988
TOTAL LIABILITIES AND (DEFICIT) EQUITY	$ 7,691	$ 9,179

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity as of December 31, 2006	$ 978	$ 881	$ 5,991	$ (634)	$(5,803)	$1,413	$ 20	$1,433
Net earnings	-	-	676	-	-	676	2	678
Equity transactions with noncontrolling interests	-	-	-	-	-	-	(18)	(18)
Currency revaluation	-	-	-	-	-	-	2	2
Other comprehensive income (loss):								-
Unrealized gains on available-for-sale securities ($16 million pre-tax)	-	-	-	10	-	10	-	10
Unrealized gains arising from hedging activity ($11 million pre-tax)	-	-	-	11	-	11	-	11
Reclassification adjustment for hedging related gains included in net earnings ($1 million pre-tax)	-	-	-	(1)	-	(1)	-	(1)
Currency translation adjustments	-	-	-	114	-	114	-	114
Pension and other postretirement liability adjustments ($986 million pre-tax)	-	-	-	953	-	953	-	953
Other comprehensive income	-	-	-	1,087	-	1,087	-	1,087
Comprehensive income								1,765
Cash dividends declared ($.50 per common share)	-	-	(144)	-	-	(144)	-	(144)
Recognition of equity-based compensation expense	-	20	-	-	-	20	-	20
Treasury stock issued, net (413,923 shares) (2)	-	(6)	(18)	-	25	1	-	1
Unvested stock issuances (252,784 shares)	-	(6)	(7)	-	14	1	-	1
Equity as of December 31, 2007	$ 978	$ 889	$ 6,498	$ 453	$(5,764)	$3,054	$ 6	$3,060

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY *continued*

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity as of December 31, 2007	$ 978	$ 889	$ 6,498	$ 453	$(5,764)	$3,054	$ 6	$3,060
Net loss	-	-	(442)	-	-	(442)	-	(442)
Equity transactions with noncontrolling interests	-	-	-	-	-	-	(4)	(4)
Other comprehensive loss:								
Unrealized gains arising from hedging activity ($8 million pre-tax)	-	-	-	(8)	-	(8)		(8)
Reclassification adjustment for hedging related gains included in net earnings ($8 million pre-tax)	-	-	-	(8)	-	(8)		(8)
Currency translation adjustments	-	-	-	(81)	-	(81)	1	(80)
Pension and other postretirement liability adjustments ($1,147 million pre-tax)	-	-	-	(1,105)	-	(1,105)	-	(1,105)
Other comprehensive loss	-	-	-	(1,202)	-	(1,202)	1	(1,201)
Comprehensive loss								(1,643)
Cash dividends declared ($.50 per common share)	-	-	(139)	-	-	(139)	-	(139)
Recognition of equity-based compensation expense	-	18	-	-	-	18	-	18
Share repurchases (20,046,396 shares)					(301)	(301)	-	(301)
Treasury stock issued, net (159,021 shares) (2)	-	(5)	(12)	-	14	(3)	-	(3)
Unvested stock issuances (56,600 shares)	-	(1)	(2)	-	3	-	-	-
Equity as of December 31, 2008	$ 978	$ 901	$ 5,903	$ (749)	$(6,048)	$ 985	$ 3	$ 988

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY *continued*

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity as of December 31, 2008	$ 978	$ 901	$ 5,903	$ (749)	$(6,048)	$ 985	$ 3	$ 988
Net (loss) earnings	-	-	(210)	-	-	(210)	1	(209)
Equity transactions with noncontrolling interests	-	-	-	-	-	-	(2)	(2)
Other comprehensive loss:								
Unrealized gains arising from hedging activity ($17 million pre-tax)	-	-	-	17	-	17	-	17
Reclassification adjustment for hedging related gains included in net earnings ($5 million pre-tax)	-	-	-	(5)	-	(5)	-	(5)
Currency translation adjustments	-	-	-	4	-	4		4
Pension and other postretirement liability adjustments ($1,111 million pre-tax)	-	-	-	(1,027)	-	(1,027)	-	(1,027)
Other comprehensive loss	-	-	-	(1,011)	-	(1,011)	-	(1,011)
Comprehensive loss								(1,222)
Recognition of equity-based compensation expense	-	20	-	-	-	20	-	20
Equity component of debt issuances	-	181	-	-	-	181	-	181
Treasury stock issued, net (328,099 shares) (2)	-	(8)	(10)	-	18	-	-	-
Unvested stock issuances (133,360 shares)	-	(1)	(7)	-	8	-	-	-
Deficit as of December 31, 2009	$ 978	$ 1,093	$ 5,676	$ (1,760)	$(6,022)	$ (35)	$ 2	$ (33)

(1) There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

(2) Includes stock options exercised in 2007, and other stock awards issued, offset by shares surrendered for taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)	For the Year Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net (loss) earnings	$ (209)	$ (442)	$ 678
Adjustments to reconcile to net cash provided by operating activities:			
Earnings from discontinued operations, net of income taxes	(17)	(285)	(884)
Earnings from extraordinary items, net of income taxes	(6)	-	-
Depreciation and amortization	427	500	785
Gain on sales of businesses/assets	(100)	(14)	(157)
Non-cash restructuring and rationalization costs, asset impairments and other charges	28	801	336
(Benefit) provision for deferred income taxes	(99)	16	54
Decrease in receivables	363	148	161
Decrease (increase) in inventories	276	(20)	108
Decrease in liabilities excluding borrowings	(821)	(720)	(624)
Other items, net	22	(112)	(92)
Total adjustments	73	314	(313)
Net cash (used in) provided by continuing operations	(136)	(128)	365
Net cash provided by (used in) discontinued operations	-	296	(37)
Net cash (used in) provided by operating activities	(136)	168	328
Cash flows from investing activities:			
Additions to properties	(152)	(254)	(259)
Proceeds from sales of businesses/assets	156	92	227
Acquisitions, net of cash acquired	(17)	(38)	(2)
Funding of restricted cash account	(12)	-	-
Marketable securities - sales	39	162	166
Marketable securities - purchases	(36)	(150)	(173)
Net cash used in continuing operations	(22)	(188)	(41)
Net cash provided by discontinued operations	-	-	2,449
Net cash (used in) provided by investing activities	(22)	(188)	2,408
Cash flows from financing activities:			
Stock repurchases	-	(301)	-
Proceeds from borrowings	712	140	163
Debt issuance costs	(30)	-	-
Repayment of borrowings	(649)	(446)	(1,363)
Dividends to shareholders	-	(139)	(144)
Exercise of employee stock options	-	-	6
Net cash provided by (used in) continuing operations	33	(746)	(1,338)
Net cash provided by discontinued operations	-	-	44
Net cash provided by (used in) financing activities	33	(746)	(1,294)
Effect of exchange rate changes on cash	4	(36)	36
Net (decrease) increase in cash and cash equivalents	(121)	(802)	1,478
Cash and cash equivalents, beginning of year	2,145	2,947	1,469
Cash and cash equivalents, end of year	$ 2,024	$ 2,145	$ 2,947

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS *continued*

Supplemental Cash Flow Information

(in millions)	For the Year Ended December 31, 2009	2008	2007
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $2, $3 and $2 (1)	$ 70	$ 85	$ 138
Income taxes (1)	225	145	150
The following non-cash items are not reflected in the Consolidated Statement of Cash Flows:			
Pension and other postretirement benefits liability adjustments	$ 1,027	$ 1,105	$ 953
Liabilities assumed in acquisitions	4	2	-
Issuance of unvested stock, net of forfeitures	-	1	6

(1) Includes payments included in expense of discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Eastman Kodak Company.

Basis of Consolidation

The consolidated financial statements include the accounts of Eastman Kodak Company, its wholly owned subsidiaries, and its majority owned subsidiaries (collectively "the Company"). The Company consolidates variable interest entities if the Company has a controlling financial interest and is determined to be the primary beneficiary of the entity. The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method of accounting, and the Company records its proportionate share of income or losses in Other income (charges), net in the accompanying Consolidated Statements of Operations. The Company accounts for investments in companies over which it does not have the ability to exercise significant influence under the cost method of accounting. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The Company has eliminated all significant intercompany accounts and transactions, and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests.

The Company has evaluated subsequent events for recognition and disclosure in the financial statements through the date of issuance, February 22, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Estimate

In the first quarter of 2008, the Company performed an updated analysis of expected industry-wide declines in the traditional film and paper businesses and its useful lives on related assets. Based on additional experience in the secular decline in these product groups, the Company assessed that overall film demand had declined but at a slower rate than anticipated in 2005, notably in the motion picture films category, which accounts for a substantial portion of the manufacturing asset utilization in the film business. In addition, the demand declines in the Company's paper business have not been as extensive as assumed in 2005. As a result, the Company revised the useful lives of certain existing production machinery and equipment, and manufacturing-related buildings effective January 1, 2008. These assets, which were previously set to fully depreciate by mid-2010, are now being depreciated with estimated useful lives ending from 2011 to 2015. The change in useful lives reflects the Company's estimate of future periods to be benefited from the use of the property, plant, and equipment. As a result of these changes, for full year 2008 the Company reduced depreciation expense by approximately $107 million, of which approximately $95 million benefited loss from continuing operations before income taxes. The net impact of the change in estimate to loss from continuing operations for the year ended December 31, 2008 was a decreased loss of $93 million, or $.33 on a fully-diluted loss per share basis.

Foreign Currency

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of Accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Financial Position. Translation adjustments related to investments that are permanent in nature are not tax-effected.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while the related revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, and gain and loss accounts, are remeasured at historical rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in Net (loss) earnings in the accompanying Consolidated Statement of Operations.

The effects of foreign currency transactions, including related hedging activities, are included in Other income (charges), net, in the accompanying Consolidated Statement of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, and derivative instruments. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the derivative instruments, the counterparties to these contracts are major financial institutions. The Company has not experienced non-performance by any of its derivative instruments counterparties.

Derivative Financial Instruments

All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes. See Note 12, "Financial Instruments," in the Notes to Financial Statements.

Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the "first in, first out" ("FIFO") or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties

Properties are recorded at cost, net of accumulated depreciation. The Company capitalizes additions and improvements. Maintenance and repairs are charged to expense as incurred. The Company calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	5-40
Land improvements	20
Leasehold improvements	3-20
Equipment	3-15
Tooling	1-3
Furniture and fixtures	5-10

The Company depreciates leasehold improvements over the shorter of the lease term or the asset's estimated useful life. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to net (loss) earnings.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is required to be assessed for impairment at least annually. The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. A reporting unit is defined as an operating segment or one level below an operating segment. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods, respectively. The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

The Company recorded a pre-tax goodwill impairment charge of $785 million in the fourth quarter of 2008. See Note 5, "Goodwill and Other Intangible Assets," in the Notes to the Financial Statements.

Revenue

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions; and intellectual property licensing. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of customer incentive programs, warranties and estimated returns and reduces revenue accordingly.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in certain jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is reasonably assured. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on their fair value. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. When the Company has continuing obligations related to a licensing arrangement, revenue related to the ongoing arrangement is recognized over the period of the obligation. Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs. Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives a benefit over a period of time, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Incremental direct costs (i.e. costs that vary with and are directly related to the acquisition of a contract which would not have been incurred but for the acquisition of the contract) of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Otherwise, these costs are expensed as incurred and included in cost of goods sold in the accompanying Consolidated Statement of Operations.

Research and Development Costs

Research and development ("R&D") costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are expensed in the period in which they are incurred. In connection with business combinations entered into prior to January 1, 2009, the purchase price allocated to research and development projects that had not yet reached technological feasibility and for which no alternative future use existed was expensed in the period of acquisition. Effective January 1, 2009, the acquisition-date fair value of research and development assets acquired in a business combination are capitalized.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $271 million, $350 million, and $394 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The Company assesses the recoverability of the carrying values of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has changed significantly, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carryforwards and temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2009 and 2008, see Note 15, "Income Taxes," in the Notes to Financial Statements.

Earnings Per Share

Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the year. As a result of the net loss from continuing operations presented for the years ended December 31, 2009, 2008, and 2007, the Company calculated diluted earnings per share using weighted-average basic shares outstanding for each period, as utilizing diluted shares would be anti-dilutive to loss per share. Weighted-average basic shares outstanding for the years ended December 31, 2009, 2008, and 2007 were 268.0 million, 281.8 million, and 287.7 million shares, respectively.

If the Company had reported earnings from continuing operations for the years ended December 31, 2009, 2008, and 2007, the following potential shares of the Company's common stock would have been dilutive in the computation of diluted earnings per share:

(in millions of shares)	For the Year Ended December 31, 2009	2008	2007
Unvested share-based awards	0.5	0.2	0.4

The computation of diluted earnings per share for the years ended December 31, 2009, 2008, and 2007 also excluded the assumed conversion of outstanding employee stock options and detachable warrants to purchase common shares, because the exercise prices of these securities were greater than the average market price of the Company's common shares for each period presented, therefore, the effects would be anti-dilutive. The following table sets forth the total amount of outstanding employee stock options and detachable warrants to purchase common shares as of December 31 for each reporting period:

(in millions of shares)	For the Year Ended December 31, 2009	2008	2007
Employee stock options	23.5	25.2	30.9
Detachable warrants to purchase common shares	40.0	-	-
Total	63.5	25.2	30.9

Diluted earnings per share calculations could also reflect shares related to the assumed conversion of approximately $12 million in outstanding convertible senior notes due 2033, and approximately $295 million convertible senior notes due 2017, if dilutive. The Company's diluted (loss) earnings per share exclude the effect of these convertible securities, as they were anti-dilutive for all periods presented. Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements.

Recently Adopted Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance establishing two levels of U.S. generally accepted accounting principles (GAAP) – authoritative and nonauthoritative – and making the Accounting Standards Codification the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. This guidance, which was incorporated into ASC Topic 105, "Generally Accepted Accounting Principles," was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Company's Consolidated Financial Statements.

In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance, which was incorporated into ASC Topic 855, "Subsequent Events," was effective for interim or annual financial periods ending after June 15, 2009, and the adoption did not have any impact on the Company's Consolidated Financial Statements.

In December 2008, the FASB issued authoritative guidance requiring more detailed disclosures about employers' postretirement benefit plan assets. New disclosures include information regarding investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This guidance, which was incorporated into ASC Topic 715, "Compensation – Retirement Benefits," was effective for fiscal years ending after December 15, 2009. The adoption of this guidance did not have any impact on the Company's Consolidated Financial Statements. See Note 17, "Retirement Plans," in the Notes to Financial Statements for the required additional disclosures.

In March 2008, the FASB issued authoritative guidance amending and expanding the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial statements. This guidance, which was incorporated into ASC Topic 815, "Derivatives and Hedging," was adopted by the Company as of January 1, 2009. See Note 12, "Financial Instruments," in the Notes to Financial Statements for the required disclosures.

In December 2007, the FASB issued authoritative guidance establishing accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. Specifically, this guidance requires the presentation of noncontrolling interests as equity in the Consolidated Statement of Financial Position, and separate identification and presentation in the Consolidated Statement of Operations of net income attributable to the entity and the noncontrolling interest. This guidance, which was incorporated into ASC Topic 810, "Consolidation," was adopted by the Company as of January 1, 2009, and, as required, was applied retrospectively to the prior period's financial statements. This guidance also established accounting and reporting standards regarding deconsolidation and changes in a parent's ownership interest, which will be applied prospectively to any such transactions in 2009 onward. The adoption did not have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued revised authoritative guidance related to business combinations, which provides for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. The guidance also established disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. This guidance, which was incorporated into ASC Topic 805, "Business Combinations," was adopted by the Company as of January 1, 2009, and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued authoritative guidance establishing a comprehensive framework for measuring fair value and expanding disclosures about fair value measurements. Specifically, this guidance sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The levels within the hierarchy are defined as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

This guidance, which was incorporated into ASC Topic 820, "Fair Value Measurements and Disclosures," was adopted by the Company for financial assets and liabilities as of January 1, 2008, and for nonfinancial assets and liabilities (that are not recognized or disclosed at fair value in the financial statements on a recurring basis) as of January 1, 2009. There was no significant impact on the Company's Consolidated Financial Statements as a result of these adoptions. For details on the levels at which the Company's financial assets and liabilities are classified within the fair value hierarchy, see Note 12, "Financial Instruments," in the Notes to Financial Statements.

The FASB has subsequently issued additional clarifying guidance related to fair value, including:

- In October 2008, the FASB issued additional clarifying guidance related to determination of the fair value of a financial asset in a market that is not active. This guidance was effective as of December 31, 2008 for the Company.
- In September 2009, the FASB issued ASU No. 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The changes to the ASC as a result of this update were effective as of October 1, 2009 for the Company.
- In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value." The changes to the ASC as a result of this update were effective October 1, 2009 for the Company.

The adoption of this additional clarifying guidance did not have any significant impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updated (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends the Accounting Standards Codification (ASC) Topic 820, "Fair Value Measures and Disclosures." ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The changes to the ASC as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (January 1, 2010 for the Company), except for requirements related to Level 3 disclosures, which are effective for annual and interim reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). This guidance requires new disclosures only, and will have no impact on the Company's Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements," which amends ASC Topic 605, "Revenue Recognition." ASU No. 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Additionally, ASU No. 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company), and the Company is currently evaluating the potential impact, if any, of the adoption on its Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements," which amends ASC Topic 985, "Software." ASU No. 2009-14 amends the ASC to change the accounting model for revenue arrangements that include both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company), and the Company is currently evaluating the potential impact, if any, of the adoption on its Consolidated Financial Statements.

In June 2009, the FASB issued revised authoritative guidance related to variable interest entities, which requires entities to perform a qualitative analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The guidance also requires an ongoing reassessment of variable interests and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance, which was reissued by the FASB in December 2009 as ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," amends ASC Topic 810, "Consolidation," and will be effective as of the beginning of an entity's first annual reporting period that begins after November 15, 2009 (January 1, 2010 for the Company). The Company does not expect that the adoption of this guidance will have a significant impact on its Consolidated Financial Statements.

NOTE 2: RECEIVABLES, NET

(in millions)	As of December 31, 2009	2008
Trade receivables	$ 1,238	$ 1,330
Miscellaneous receivables	157	386
Total (net of allowances of $98 and $113 as of December 31, 2009 and 2008, respectively)	$ 1,395	$ 1,716

Of the total trade receivable amounts of $1,238 million and $1,330 million as of December 31, 2009 and 2008, respectively, approximately $218 million in both years are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

The majority of the decrease in Miscellaneous receivables was the result of payments received in the first two quarters of 2009 related to an intellectual property licensing agreement for which the associated revenue was recognized in 2008.

NOTE 3: INVENTORIES, NET

(in millions)	As of December 31, 2009		2008
Finished goods	$ 409		$ 610
Work in process	164		193
Raw materials	106		145
Total	$ 679		$ 948

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	As of December 31, 2009	2008
Land	$ 64	$ 81
Buildings and building improvements	1,512	1,575
Machinery and equipment	4,792	5,033
Construction in progress	64	116
	6,432	6,805
Accumulated depreciation	(5,178)	(5,254)
Net properties	$ 1,254	$ 1,551

Depreciation expense was $354 million, $420 million, and $679 million for the years 2009, 2008, and 2007, respectively, of which approximately $22 million, $6 million, and $107 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $907 million and $896 million as of December 31, 2009 and 2008, respectively. The changes in the carrying amount of goodwill by reportable segment for 2009 and 2008 were as follows:

(in millions)

	Consumer Digital Imaging Group	Film, Photofinishing and Entertainment Group	Graphic Communications Group	Consolidated Total
Balance as of December 31, 2007:				
Goodwill	$ 204	$ 601	$ 852	$ 1,657
Accumulated impairment losses	-	-	-	-
	$ 204	**$ 601**	**$ 852**	**$ 1,657**
Additions	-	-	25	25
Purchase accounting adjustments	-	-	3	3
Currency translation adjustments	(9)	12	(7)	(4)
Impairments	-	-	(785)	(785)
Balance as of December 31, 2008:				
Goodwill	195	613	873	1,681
Accumulated impairment losses	-	-	(785)	(785)
	$ 195	**$ 613**	**$ 88**	**$ 896**
Additions	-	-	4	4
Purchase accounting adjustments	-	-	(1)	(1)
Currency translation adjustments	-	5	3	8
Balance as of December 31, 2009:				
Goodwill	195	618	879	1,692
Accumulated impairment losses	-	-	(785)	(785)
	$ 195	**$ 618**	**$ 94**	**$ 907**

As of December 31, 2008, due to the continuing challenging business conditions and the significant decline in its market capitalization during the fourth quarter of 2008, the Company concluded there was an indication of possible impairment. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the Graphic Communications Group (GCG) segment and, thus, recorded a pre-tax impairment charge of $785 million in the fourth quarter of 2008 that was included in Other operating expenses (income), net in the Consolidated Statement of Operations.

The fair values of reporting units within the Company's Consumer Digital Imaging Group (CDG) and Film, Photofinishing and Entertainment Group (FPEG) segments, and one of the two GCG reporting units were greater than their respective carrying values as of December 31, 2008, so no goodwill impairment was recorded for these reporting units. Reasonable changes in the assumptions used to determine these fair values would not have resulted in goodwill impairments in any of these reporting units.

On September 1, 2009, the Company completed the acquisition of the scanner division of BÖWE BELL + HOWELL, a global supplier of documents scanners to value-added resellers, system integrators, and end-users. The acquired scanner division is now a part of the Company's GCG segment. As a result of the acquisition, the Company recorded $4 million and $8 million of goodwill and intangible assets, respectively.

The aggregate amount of goodwill additions during 2008 of $25 million was primarily attributable to $14 million for the purchase of Intermate A/S and $10 million for the purchase of Design2Launch in the second quarter of 2008, all within the GCG segment. Refer to Note 21, "Acquisitions," in the Notes to Financial Statements.

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2009 and 2008 were as follows:

(in millions)	As of December 31, 2009			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 309	$ 241	$ 68	7 years
Customer-related	273	173	100	10 years
Other	64	48	16	11 years
Total	$ 646	$ 462	$ 184	9 years

(in millions)	As of December 31, 2008			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 300	$ 190	$ 110	7 years
Customer-related	276	156	120	10 years
Other	57	40	17	9 years
Total	$ 633	$ 386	$ 247	8 years

Amortization expense related to intangible assets was $73 million, $80 million, and $106 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Estimated future amortization expense related to purchased intangible assets as of December 31, 2009 was as follows (in millions):

2010	$ 63
2011	42
2012	29
2013	10
2014	9
2015+	31
Total	$ 184

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	As of December 31, 2009	As of December 31, 2008
Overfunded pension plans	$ 169	$ 773
Deferred income taxes, net of valuation allowance	607	506
Intangible assets	184	247
Non-current receivables	67	59
Other	200	143
Total	$ 1,227	$ 1,728

See Note 17, "Retirement Plans," in the Notes to Financial Statements for explanation of the decrease in the overfunded pension plans balance.

The Other component above consists of other miscellaneous long-term assets that, individually, were less than 5% of the Company's total assets, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	As of December 31, 2009	2008
Accounts payable, trade	$ 919	$ 1,288
Accrued employment-related liabilities	501	520
Accrued customer rebates, advertising and promotional expenses	369	416
Deferred revenue	275	217
Accrued restructuring liabilities	89	129
Other	658	697
Total	$ 2,811	$ 3,267

The Other component above consists of other miscellaneous current liabilities that, individually, were less than 5% of the Total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 8: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings and Current Portion of Long-Term Debt

The Company's short-term borrowings and current portion of long-term debt were as follows:

(in millions)	As of December 31, 2009	2008
Current portion of long-term debt	$ 62	$ 50
Short-term bank borrowings	-	1
Total	$ 62	$ 51

The weighted-average interest rate for Short-term bank borrowings outstanding at December 31, 2008 was 5.60%.

Long-Term Debt, Including Lines of Credit

Long-term debt and related maturities and interest rates were as follows:

(in millions)			As of December 31, 2009		2008	
Country	Type	Maturity	Weighted-Average Effective Interest Rate	Amount Outstanding	Weighted-Average Effective Interest Rate	Amount Outstanding
U.S.	Convertible	2010	3.38%	$ 12	3.38%	$ 575
U.S.	Term note	2010-2013	6.16%	35	6.16%	43
Germany	Term note	2010-2013	6.16%	141	6.16%	171
U.S.	Term note	2013	7.25%	500	7.25%	500
U.S.	Secured term note	2017	19.36%	195	-	-
U.S.	Convertible	2017	12.75%	295	-	-
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
				1,191		1,302
Current portion of long-term debt				(62)		(50)
Long-term debt, net of current portion				$ 1,129		$ 1,252

Annual maturities (in millions) of long-term debt outstanding at December 31, 2009 were as follows:

	Carrying Value	Principal Amount
2010	$ 62	$ 62
2011	45	50
2012	43	50
2013	538	550
2014	-	-
2015 and thereafter	503	713
Total	$ 1,191	$ 1,425

In September 2009, the Company issued $300 million of Senior Secured Notes due 2017 and 40 million detachable warrants, as well as $400 million of 2017 Convertible Senior Notes. Proceeds from these issuances were initially reflected in the accompanying Consolidated Statement of Financial Position as follows and as further described below:

(in millions)	Principal	Stated Discount/ Fee to Holder	Additional Paid-In Capital	Long-Term Debt
Senior Secured Notes due 2017 and 40 million detachable warrants	$ 300	$ (27)	$ (80)	$ 193
2017 Convertible Senior Notes	$ 400	$ -	$ (107)	$ 293

Senior Secured Notes due 2017

On September 29, 2009, the Company issued to KKR Jet Stream (Cayman) Limited, 8 North America Investor (Cayman) Limited, a Cayman Islands exempted limited company ("8NAI"), OPERF Co-Investment LLC, a Delaware limited liability company ("OPERF"), and KKR Jet Stream LLC, a Delaware limited liability company ("Jet Stream" and, together with 8NAI and OPERF, Jet Stream Cayman, the "Investors") (1) $300 million aggregate principal amount of 10.5% Senior Secured Notes, and (2) Warrants to purchase 40 million shares of the Company's common stock at an exercise price of $5.50 per share (the "Warrants"), subject to adjustment based on certain anti-dilution protections. The warrants are exercisable at the holder's option at any time, in whole or in part, until September 29, 2017. The issuance of the Senior Secured Notes and the Warrants are collectively referred to as the "KKR Transaction."

In connection with the KKR Transaction, the Company and the subsidiary guarantors (as defined below) entered into an indenture, dated as of September 29, 2009, with Bank of New York Mellon, as trustee and collateral agent (the "Indenture").

Upon issuance of the Senior Secured Notes and Warrants, the Company received net proceeds of approximately $273 million ($300 million aggregate principal, less $12 million stated discount and $15 million placement fee and reimbursable costs paid to KKR). In accordance with U.S. GAAP, the proceeds from the KKR transaction were allocated to the notes and detachable warrants based on the relative fair values of the notes excluding the warrants and of the warrants themselves at the time of issuance. Based on this allocation, approximately $193 million and $80 million of the net proceeds were initially allocated to the notes and warrants, respectively, and were reported as Long-term debt, net of current portion and Additional paid-in capital, respectively. The initial carrying value of the notes, net of unamortized discount, of approximately $193 million will be accreted up to the $300 million stated principal amount using the effective interest method over the 8-year term of the Senior Secured Notes. Accretion of the principal will be reported as a component of interest expense. Accordingly, the Company will recognize annual interest expense on the debt at an effective interest rate of approximately 19%.

Interest on the Senior Secured Notes is payable semiannually in arrears on October 1 and April 1 of each year, beginning on April 1, 2010. Cash interest on the Senior Secured Notes will accrue at a rate of 10.0% per annum and Payment-in-Kind interest ("PIK Interest ") will accrue at a rate of 0.5% per annum. PIK Interest is accrued as an increase to the principal amount of the Senior Secured Notes and is to be paid at maturity in 2017.

At any time prior to October 1, 2013, the Company will be entitled at its option to redeem some or all of the Senior Secured Notes at a redemption price of 100%, plus a premium equal to the present value of the remaining interest payments on the Senior Secured Notes as of October 1, 2013, plus accrued and unpaid interest. On and after October 1, 2013, the Company may redeem some or all of the Senior Secured Notes at a redemption price of 100%, plus accrued and unpaid interest. At any time prior to October 1, 2012, the Company may redeem the Senior Secured Notes with the net cash proceeds received by the Company from certain equity offerings at a price equal to 110.5% multiplied by the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, in an aggregate principal amount for all such redemptions not to exceed $105 million, provided that the redemption takes place within 120 days after the closing of the related equity offering, and not less than $195 million of Senior Secured Notes remains outstanding immediately thereafter.

Upon the occurrence of a change of control, each holder of the Senior Secured Notes has the right to require the Company to repurchase some or all of such holder's Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

The Indenture contains covenants limiting, among other things, the Company's ability to (subject to certain exceptions): incur additional debt or issue certain preferred shares; pay dividends on or make other distributions in respect of the Company's capital stock or make other restricted payments; make principal payments on, or purchase or redeem subordinated indebtedness prior to any scheduled principal payment or maturity; make certain investments; sell certain assets; create liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and enter into certain transactions with the Company's affiliates. The Company was in compliance with these covenants as of December 31, 2009.

The Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company's existing and future direct or indirect 100% owned domestic subsidiaries, subject to certain exceptions. The Senior Secured Notes and subsidiary guarantees are secured by second-priority liens, subject to permitted liens, on substantially all of the Company's domestic assets and substantially all of the domestic assets of the subsidiary guarantors pursuant to a security agreement entered into with Bank of New York Mellon as second lien collateral agent on September 29, 2009. The carrying value of the assets pledged as collateral at December 31, 2009 was approximately $2 billion.

The Senior Secured Notes are the Company's senior secured obligations and rank senior in right of payment to any future subordinated indebtedness; rank equally in right of payment with all of the Company's existing and future senior indebtedness; are effectively senior in right of payment to the Company's existing and future unsecured indebtedness, are effectively subordinated in right of payment to indebtedness under the Company's Amended Credit Agreement to the extent of the collateral securing such indebtedness on a first-priority basis; and effectively are subordinated in right of payment to all existing and future indebtedness and other liabilities of the Company's non-guarantor subsidiaries.

Certain events are considered events of default and may result in the acceleration of the maturity of the Senior Secured Notes including, but not limited to: default in the payment of principal or interest when it becomes due and payable; subject to applicable grace periods, failure to purchase Senior Secured Notes tendered when and as required; events of bankruptcy; and non-compliance with other provisions and covenants and the acceleration or default in the payment of principal of other forms of debt. If an event of default occurs, the aggregate principal amount and accrued and unpaid interest may become due and payable immediately.

2017 Convertible Senior Notes

On September 23, 2009, the Company issued $400 million of aggregate principal amount of 7% convertible senior notes due April 1, 2017 (the "2017 Convertible Notes"). The Company will pay interest at an annual rate of 7% of the principal amount at issuance, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2010.

The 2017 Convertible Notes are convertible at an initial conversion rate of 134.9528 shares of the Company's common stock per $1,000 principal amount of convertible notes (representing an initial conversion price of approximately $7.41 per share of common stock) subject to adjustment in certain circumstances. Holders may surrender their 2017 Convertible Notes for conversion at any time prior to the close of business on the business day immediately preceding the maturity date for the notes. Upon conversion, the Company shall deliver or pay, at its election, solely shares of its common stock or solely cash. Holders of the 2017 Convertible Notes may require the Company to purchase all or a portion of the convertible notes at a price equal to 100% of the principal amount of the convertible notes to be purchased, plus accrued and unpaid interest, in cash, upon occurrence of certain fundamental changes involving the Company including, but not limited to, a change in ownership, consolidation or merger, plan of dissolution, or common stock delisting from a U.S. national securities exchange.

The Company may redeem the 2017 Convertible Notes in whole or in part for cash at any time on or after October 1, 2014 and before October 1, 2016 if the closing sale price of the common stock for at least 20 of the 30 consecutive trading days ending within three trading days prior to the date the Company provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day, or at any time on or after October 1, 2016 and prior to maturity regardless of the sale price of the Company's common stock. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest.

In accordance with U.S. GAAP, the principal amount of the 2017 Convertible Notes was allocated to debt at the estimated fair value of the debt component of the notes at the time of issuance, with the residual amount allocated to the equity component. Approximately $293 million and $107 million of the principal amount were initially allocated to the debt and equity components respectively, and reported as Long-term debt, net of current portion and Additional paid-in capital, respectively. The initial carrying value of the debt of $293 million will be accreted up to the $400 million stated principal amount using the effective interest method over the 7.5 year term of the notes. Accretion of the principal will be reported as a component of interest expense. Accordingly, the Company will recognize annual interest expense on the debt at an effective interest rate of 12.75%.

The 2017 Convertible Notes are the Company's senior unsecured obligations and rank: (i) senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2017 Convertible Notes; (ii) equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated; (iii) effectively subordinated in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and obligations incurred by the Company's subsidiaries including guarantees of the Company's obligations by such subsidiaries.

Certain events are considered events of default and may result in the acceleration of the maturity of the 2017 Convertible Notes including, but not limited to: default in the payment of principal or interest when it becomes due and payable; failure to comply with an obligation to convert the 2017 Convertible Notes; not timely reporting a fundamental change; events of bankruptcy; and non-compliance with other provisions and covenants and other forms of indebtedness for borrowed money. If an event of default occurs, the aggregate principal amount and accrued and unpaid interest may become due and payable immediately.

Convertible Senior Notes Due 2033

In October 2009, the Company completed a tender offer to purchase any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the "2033 Convertible Notes") for an amount in cash equal to 100% of the principal amount of the 2033 Convertible Notes, plus accrued and unpaid interest. As a result of the tender offer, approximately $563 million of the 2033 Convertible Notes were repurchased. Under the terms of the 2033 Convertible Notes, on October 15, 2010 remaining holders will have the right to require the Company to purchase their 2033 Convertible Notes for cash at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. Additionally, the Company has the right to redeem some or all of the remaining 2033 Convertible Notes at any time on or after October 15, 2010 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. The Company's intent is to call any remaining outstanding notes on October 15, 2010. As of December 31, 2009, the remaining amount of the 2033 Convertible Notes outstanding was approximately $12 million, and is reported as Short-term borrowings and current portion of long-term debt in the accompanying Consolidated Statement of Financial Position.

Amended Credit Agreement

On March 31, 2009, the Company and its subsidiary, Kodak Canada Inc. (together, the "Borrowers"), together with the Company's U.S. subsidiaries as guarantors (the "Guarantors"), entered into an Amended and Restated Credit Agreement, with the named lenders (the "Lenders") and Citicorp USA, Inc. as agent, in order to amend and extend its Credit Agreement dated as of October 18, 2005 (the "Secured Credit Agreement").

On September 17, 2009, the Borrowers, together with the Guarantors, further amended the Amended and Restated Credit Agreement with the Lenders and Citicorp USA, Inc. as agent, in order to allow collateral under this agreement to be pledged on a second-lien basis and for the Company to issue $700 million in aggregate principal amount of debt, the net proceeds of which would be used to repurchase its existing $575 million Convertible Senior Notes due 2033 as well as for other general corporate purposes. The Amended and Restated Credit Agreement and Amendment No. 1 to the Amended and Restated Credit Agreement dated September 17, 2009 are collectively hereinafter referred to as the "Amended Credit Agreement." Pursuant to the terms of the Amended Credit Agreement, the Company deposited $575 million of the net proceeds of the two financing transactions discussed above in a cash collateral account to be used to fund the repurchase of the 2033 Convertible Notes. In October 2009, the Company completed a tender offer to purchase any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the "2033 Convertible Notes") for an amount in cash equal to 100% of the principal amount of the 2033 Convertible Notes, plus accrued and unpaid interest. As a result of the tender offer, approximately $563 million of the 2033 Convertible Notes were repurchased. The remaining amount in the cash collateral account was approximately $12 million as of December 31, 2009 and is considered restricted cash, which is included in Other current assets in the accompanying Consolidated Statement of Financial Position.

The Amended Credit Agreement provides for an asset-based revolving credit facility of up to $500 million, as further described below. The letters of credit previously issued under the former Secured Credit Agreement continue under the Amended Credit Agreement. Additionally, up to $100 million of the Company's and its subsidiaries' obligations to various Lenders under treasury management services, hedge or other agreements or arrangements are secured by the asset-based collateral under the Amended Credit Agreement. The Amended Credit Agreement can be used for general corporate purposes. The termination date of the Amended Credit Agreement with respect to the Lenders who agreed to the extension, and any future lenders, is March 31, 2012, and with respect to the other Lenders continues to be October 18, 2010. As of December 31, 2009, approximately 75% of the facility amount has been extended to the 2012 termination date, and additional lenders may be added to increase this amount.

Advances under the Amended Credit Agreement will be available based on the Borrowers' respective borrowing base from time to time. The borrowing base is calculated based on designated percentages of eligible accounts receivable, inventory, machinery and equipment and, once mortgages are recorded, certain real property, subject to applicable reserves. As of December 31, 2009, based on this borrowing base calculation and after deducting the face amount of letters of credit outstanding of $136 million and $100 million of collateral to secure other banking arrangements, the Company had $201 million available to borrow under the Amended Credit Agreement.

The Amended Credit Agreement provides that advances made from time to time will bear interest at applicable margins over the Base Rate, as defined, or the Eurodollar Rate. The Company pays, on a quarterly basis, an annual fee ranging from 0.50% to 1.00% to the Lenders based on the unused commitments.

The obligations of the Borrowers are secured by liens on substantially all of their non-real estate assets and by a pledge of 65% of the stock of certain of the Company's material non-U.S. subsidiaries, pursuant to Amended and Restated U.S. and Canadian Security Agreements. In addition, the Company may mortgage certain U.S. real property for inclusion in the borrowing base for advances under the Amended Credit Agreement. The security interests are limited to the extent necessary so that they do not trigger the cross-collateralization requirements under the Company's indenture with Bank of New York as trustee, dated as of January 1, 1988, as amended by various supplemental indentures.

Under the terms of the Amended Credit Agreement, the Company has agreed to certain affirmative and negative covenants customary in similar asset-based lending facilities. In the event the Company's excess availability under the borrowing base formula under the Amended Credit Agreement falls below $100 million for three consecutive business days, among other things, the Company must maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 until the excess availability is greater than $100 million for 30 consecutive days. As of December 31, 2009, excess availability was greater than $100 million. The Company is also required to maintain cash and cash equivalents in the U.S. of at least $250 million. The negative covenants limit, under certain circumstances, among other things, the Company's ability to incur additional debt or liens, make certain investments, make shareholder distributions or prepay debt, except as permitted under the terms of the Amended Credit Agreement. The Company was in compliance with all covenants under the Amended Credit Agreement as of December 31, 2009.

The Amended Credit Agreement contains customary events of default, including without limitation, payment defaults (subject to grace and cure periods in certain circumstances), breach of representations and warranties, breach of covenants (subject to grace and cure periods in certain circumstances), bankruptcy events, ERISA events, cross defaults to certain other indebtedness, certain judgment defaults and change of control. If an event of default occurs and is continuing, the Lenders may decline to provide additional advances, impose a default rate of interest, declare all amounts outstanding under the Amended Credit Agreement immediately due and payable, and require cash collateralization or similar arrangements for outstanding letters of credit.

As of December 31, 2009, the Company had no debt for borrowed money outstanding under the Amended Credit Agreement, but had outstanding letters of credit of $136 million. In addition to the letters of credit outstanding under the Amended Credit Agreement, there were bank guarantees and letters of credit of $30 million and surety bonds of $28 million outstanding under other banking arrangements primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, legal contingencies, rental payments, and to support various customs and trade activities.

In addition to the Amended Credit Agreement, the Company has other committed and uncommitted lines of credit as of December 31, 2009 totaling $11 million and $156 million, respectively. These lines primarily support operational and borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, revolving credit lines, letters of credit, bank guarantees and vendor financing programs. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2009, usage under these lines was approximately $58 million, all of which were supporting non-debt related obligations.

On February 10, 2010, the Borrowers, together with the Guarantors, further amended the Amended Credit Agreement with the Lenders and Citicorp USA, Inc., as agent, in order to allow the Company to incur additional permitted senior debt of up to $200 million aggregate principal amount, and debt that refinances existing debt and permitted senior debt so long as the refinancing debt meets certain requirements. In connection with the amendment, the Company reduced the commitments of its non-extending lenders by approximately $125 million. This change did not reduce the maximum borrowing availability of $500 million under the Amended Credit Agreement.

Tender Offer on Senior Notes Due 2013

On February 3, 2010, the Company issued a tender offer to purchase up to $100 million of its outstanding 7.25% Senior Notes due 2013 (the "2013 Notes") for an amount in cash equal to 91% of the principal amount of the 2013 Notes, plus accrued and unpaid interest. The tender offer expires on March 4, 2010 unless extended or earlier terminated. A purchase price in cash equal to 95% of the principal amount of the 2013 Notes was offered for notes tendered before an early termination date of February 11, 2010. The Company's obligation to pay for the 2013 Notes in the tender offer is subject to the satisfaction or waiver of a number of conditions, included the raising of not less than $100 million of second lien debt on terms reasonably satisfactory to it in order to finance the tender offer. The tender offer is not contingent upon the tender of any minimum principal amount of 2013 Notes. The Company reserves the right to increase the maximum tender amount of $100 million, subject to compliance with applicable law.

NOTE 9: OTHER LONG-TERM LIABILITIES

(in millions)	As of December 31, 2009	2008
Non-current tax-related liabilities	$ 477	$ 474
Environmental liabilities	102	115
Other	426	530
Total	$ 1,005	$ 1,119

The Other component above consists of other miscellaneous long-term liabilities that, individually, were less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Environmental

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Recurring costs for pollution prevention and waste treatment	$ 37	$ 48	$ 49
Capital expenditures for pollution prevention and waste treatment	3	2	4
Site remediation costs	2	3	4
Total	$ 42	$ 53	$ 57

Environmental expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

At December 31, 2009 and 2008, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $102 million and $115 million, respectively. These amounts were reported in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act ("RCRA") at Eastman Business Park (formerly known as Kodak Park) in Rochester, NY. The Company is currently in the process of completing, and in many cases has completed, RCRA Facility Investigations ("RFI"), Corrective Measures Studies (CMS) and Corrective Measures Implementation ("CMI") for areas at the site. At December 31, 2009, estimated future investigation and remediation costs of $51 million were accrued for this site, the majority of which relates to long-term operation, maintenance of remediation systems and monitoring costs.

In addition, the Company has accrued for obligations with estimated future investigation, remediation and monitoring costs of $10 million relating to other operating sites, $21 million at sites associated with former operations, and $20 million of retained obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next twenty-six years for many of the sites. For these known environmental liabilities, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes investigations, equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and has upgraded its industrial sewer system. The Company submitted a certification stating that it has completed the requirements of the Consent Decree, and received an acknowledgement of completion from the EPA on February 5, 2010. No further capital expenditures are expected under this program, but Kodak is required to continue the sewer inspection program until the Decree is closed by the Court. Costs associated with the sewer inspection program are not material.

The Company is presently designated as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law"), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at eight Superfund sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in two active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of costs does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues.

Estimates of the amount and timing of future costs of environmental remediation requirements are by their nature imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Asset Retirement Obligations

As of December 31, 2009 and 2008, the Company has recorded approximately $62 million and $67 million, respectively, of asset retirement obligations within Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. The Company's asset retirement obligations primarily relate to asbestos contained in buildings that the Company owns. In many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, the Company is not required to remove the asbestos from its buildings. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. The Company does not have a liability recorded related to every building that contains asbestos because the Company cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Asset retirement obligations as of January 1	$ 67	$ 64	$ 92
Liabilities incurred in the current period	4	9	24
Liabilities settled in the current period	(13)	(9)	(55)
Accretion expense	3	3	3
Other	1	-	-
Asset retirement obligations as of December 31	$ 62	$ 67	$ 64

Other Commitments and Contingencies

The Company has entered into noncancelable agreements with several companies, which provide Kodak with products and services to be used in its normal operations. These agreements are related to raw materials, supplies, production and administrative services, as well as marketing and advertising. The terms of these agreements cover the next one to twelve years. The minimum payments for obligations under these agreements are approximately $387 million in 2010, $283 million in 2011, $66 million in 2012, $37 million in 2013, $15 million in 2014 and $43 million in 2015 and thereafter.

Rental expense, net of minor sublease income, amounted to $108 million in 2009, $117 million in 2008 and $130 million in 2007. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $81 million in 2010, $61 million in 2011, $47 million in 2012, $27 million in 2013, $16 million in 2014 and $64 million in 2015 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. The entire gain on the property sale of approximately $57 million was deferred and no gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. As a result, the Company is accounting for the transaction as a financing transaction. Future minimum lease payments under this noncancelable lease commitment are approximately $5 million per year for 2010 through 2012.

The Company's Brazilian operations are involved in governmental assessments of indirect and other taxes in various stages of litigation related to federal and state value-added taxes. The Company is disputing these matters and intends to vigorously defend its position. Based on the opinion of legal counsel, management does not believe that the ultimate resolution of these matters will materially impact the Company's results of operations, financial position or cash flows. The Company routinely assesses all these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

The Company recorded a contingency accrual of approximately $21 million in the fourth quarter of 2008 related to employment litigation matters. The employment litigation matters related to a number of cases, which had similar fact patterns related to legacy equal employment opportunity issues. On April 27, 2009, the plaintiffs filed an unopposed motion for preliminary approval of a settlement in this action pursuant to which the Company will establish a settlement fund in the amount of $21 million that will be used for payments to plaintiffs and class members, as well as attorney's fees, litigation costs, and claims administration costs. The settlement is subject to court approval.

During the third quarter of 2009, the Company reached a settlement of a patent infringement suit related to products in the Company's Graphic Communications Group. The parties also entered into a cross license agreement. This settlement did not have a material impact on the Company's consolidated results of operations or cash flows for the year ended December 31, 2009, or to its financial position as of December 31, 2009.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered that could adversely affect the Company's operating results or cash flow in a particular period. The Company routinely assesses all its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

NOTE 11: GUARANTEES

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2009, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $60 million. At December 31, 2009, the carrying amount of any liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2010 and 2016, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets may not cover the maximum potential loss under these guarantees.

Eastman Kodak Company ("EKC") also guarantees potential indebtedness to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $301 million, and the outstanding amount for those guarantees is $190 million with $141 million recorded within the Short-term borrowings and current portion of long-term debt, and Long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position. These guarantees expire in 2010 through 2019. Pursuant to the terms of the Company's Amended Credit Agreement, obligations of the Borrowers to the Lenders under the Amended Credit Agreement, as well as secured agreements in an amount not to exceed $100 million, are guaranteed by the Company and the Company's U.S. subsidiaries and included in the above amounts.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under this arrangement, EKC guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years. The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. The Plan's most recent local funding valuation was completed in March 2009. EKC and the Subsidiary are in discussions with the Trustees regarding the amount of future annual contributions and the date by which the Plan will achieve full funded status. These negotiations may require changes to the existing guarantee described above. The funded status of the Plan (calculated in accordance with U.S. GAAP) is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

Indemnifications

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2009 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs

The Company has warranty obligations in connection with the sale of its products and equipment. The original warranty period is generally one year or less. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)

Accrued warranty obligations as of December 31, 2007	$ 44
Actual warranty experience during 2008	(69)
2008 warranty provisions	90
Accrued warranty obligations as of December 31, 2008	$ 65
Actual warranty experience during 2009	(92)
2009 warranty provisions	88
Accrued warranty obligations as of December 31, 2009	$ 61

The Company also offers its customers extended warranty arrangements that are generally one year, but may range from three months to three years after the original warranty period. The Company provides repair services and routine maintenance under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Therefore, these revenues and costs have been aggregated in the discussion that follows. The change in the Company's deferred revenue balance in relation to these extended warranty and maintenance arrangements, which is reflected in Accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)

Deferred revenue as of December 31, 2007	$ 148
New extended warranty and maintenance arrangements in 2008	387
Recognition of extended warranty and maintenance arrangement revenue in 2008	(382)
Deferred revenue as of December 31, 2008	$ 153
New extended warranty and maintenance arrangements in 2009	413
Recognition of extended warranty and maintenance arrangement revenue in 2009	(436)
Deferred revenue as of December 31, 2009	$ 130

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2009 and 2008 amounted to $193 million and $175 million, respectively.

NOTE 12: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts, estimated fair values, and location in the Consolidated Statement of Financial Position for the Company's financial instruments:

(in millions)	Balance Sheet Location	Assets December 31, 2009 Carrying Amount	Assets December 31, 2009 Fair Value	Assets December 31, 2008 Carrying Amount	Assets December 31, 2008 Fair Value
Marketable securities:					
Available-for-sale (1)	Other long-term assets	$ 7	$ 7	$ 7	$ 7
Held-to-maturity (2)	Other current assets and Other long-term assets	8	9	12	12
Derivatives designated as hedging instruments:					
Commodity contracts (1)	Other current assets	1	1	1	1
Derivatives not designated as hedging instruments:					
Foreign exchange contracts (1)	Other current assets	7	7	18	18

(in millions)	Balance Sheet Location	Liabilities December 31, 2009 Carrying Amount	Liabilities December 31, 2009 Fair Value	Liabilities December 31, 2008 Carrying Amount	Liabilities December 31, 2008 Fair Value
Long-term borrowings, net of current portion (2)	Long-term debt, net of current portion	$ 1,129	$ 1,142	$ 1,252	$ 926
Derivatives designated as hedging instruments:					
Commodity contracts (1)	Accounts payable and other current liabilities	-	-	4	4
Derivatives not designated as hedging instruments:					
Foreign exchange contracts (1)	Accounts payable and other current liabilities	11	11	80	80
Foreign exchange contracts (1)	Other long-term liabilities	6	6	3	3

(1) Recorded at fair value.

(2) Recorded at historical cost.

Long-term debt is generally used to finance long-term investments, while short-term borrowings (excluding the current portion of long-term debt) are used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

Fair Value

The fair values of marketable securities are determined using quoted prices in active markets for identical assets (Level 1 fair value measurements). Fair values of the Company's forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts. Fair values of long-term borrowings are determined by reference to quoted market prices, if available, or by pricing models based on the value of related cash flows discounted at current market interest rates. The carrying values of cash and cash equivalents, trade receivables, short-term borrowings and payables (which are not shown in the table above) approximate their fair values.

Foreign Exchange

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in Other income (charges), net in the accompanying Consolidated Statement of Operations. The net effects of foreign currency transactions, including related hedging activities, are shown below:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Net gain (loss)	$ (2)	$ 7	$ 2

Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2009 was not significant to the Company.

In the event of a default under the Company's Amended Credit Agreement, or a default under any derivative contract or similar obligation of the Company, the derivative counterparties would have the right, although not the obligation, to require immediate settlement of some or all open derivative contracts at their then-current fair value, but with liability positions netted against asset positions with the same counterparty. At December 31, 2009, the Company had open derivative contracts in liability positions with a total fair value of $17 million.

The location and amounts of gains and losses related to derivatives reported in the Consolidated Statement of Operations are shown in the following tables:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Gain (Loss) Reclassified from Accumulated OCI Into Cost of Goods Sold (Effective Portion)		Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	For the Year Ended December 31,		For the Year Ended December 31,		For the Year Ended December 31,	
(in millions)	2009	2008	2009	2008	2009	2008
Commodity contracts	$ 12	$ (16)	$ 7	$ 8	$ -	$ -
Foreign exchange contracts	-	-	(2)	-	-	-

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative	
		For the Year Ended December 31,	
(in millions)		2009	2008
Foreign exchange contracts	Other income (charges), net	$29	$(75)

Foreign Currency Forward Contracts

The Company's foreign currency forward contracts used to hedge existing foreign currency denominated assets and liabilities are not designated as hedges, and are marked to market through net (loss) earnings at the same time that the exposed assets and liabilities are remeasured through net (loss) earnings (both in Other income (charges), net). The notional amount of such contracts open at December 31, 2009 was approximately $900 million. The majority of the contracts of this type held by the Company are denominated in euros and British pounds.

Additionally, the Company may enter into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated purchases, sales and intercompany sales.

A subsidiary of the Company has entered into intercompany foreign currency forward contracts that were designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. By December 31, 2009, all such contracts had been dedesignated as hedges according to the hedge strategy and there were no related amounts remaining in accumulated other comprehensive (loss) income. During 2009, a gain of less than $1 million was reclassified into cost of goods sold. Hedge ineffectiveness was insignificant. The fair value of the remaining open contracts was a net gain of less than $1 million and the notional amount was $2 million.

A subsidiary of the Company has entered into intercompany foreign currency forward contracts that were designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated purchases. By December 31, 2009, all such contracts had been dedesignated as hedges according to the hedge strategy and there were no related amounts remaining in accumulated other comprehensive (loss) income. During 2009, a loss of $2 million was reclassified into cost of goods sold. Hedge ineffectiveness was insignificant. The fair value of the remaining open contracts was a net loss of less than $1 million and the notional amount was $5 million.

Silver Forward Contracts

The Company enters into silver forward contracts that are designated as cash flow hedges of commodity price risk related to forecasted purchases of silver. The value of the notional amounts of such contracts open at December 31, 2009 was $41 million. Hedge gains and losses related to these silver forward contracts are reclassified into cost of goods sold as the related silver-containing products are sold to third parties. These gains or losses transferred to cost of goods sold are generally offset by increased or decreased costs of silver purchased in the open market. The amount of existing gains and losses at December 31, 2009 to be reclassified into earnings within the next 12 months is a net gain of $6 million. At December 31, 2009, the Company had hedges of forecasted purchases through October 2010.

NOTE 13: OTHER OPERATING (INCOME) EXPENSES, NET

(in millions)	For the Year Ended December 31, 2009	2008	2007
(Income) expenses:			
Goodwill impairment (1)	$ -	$ 785	$ -
Long-lived asset impairments	8	4	56
Gains related to the sales of assets and businesses (2)	(100)	(25)	(158)
Other	4	2	6
Total	$ (88)	$ 766	$ (96)

(1) Refer to Note 5, "Goodwill and Other Intangible Assets," in the Notes to Financial Statements.

(2) In November 2009, the Company agreed to terminate its patent infringement litigation with LG Electronics, Inc., LG Electronics USA, Inc., and LG Electronics Mobilecomm USA, Inc., entered into a technology cross license agreement with LG Electronics, Inc. and agreed to sell assets of its OLED group to Global OLED Technology LLC, an entity established by LG Electronics, Inc., LG Display Co., Ltd. and LG Chem, Ltd. As the transactions were entered into in contemplation of one another, in order to reflect the asset sale separately from the licensing transaction, the total consideration was allocated between the asset sale and the licensing transaction based on the estimated fair value of the assets sold. Fair value of the assets sold was estimated using other competitive bids received by the Company. Accordingly, $100 million of the proceeds was allocated to the asset sale. The remaining gross proceeds of $414 million were allocated to the licensing transaction and reported in net sales of the CDG segment.

NOTE 14: OTHER INCOME (CHARGES), NET

(in millions)	For the Year Ended December 31, 2009	2008	2007
Income (charges):			
Interest income	$ 12	$ 71	$ 95
(Loss) gain on foreign exchange transactions	(2)	7	2
Support for an educational institution	-	(10)	-
Legal settlements	19	-	-
MUTEC equity method investment impairment	-	(4)	(5)
Other	1	(9)	(6)
Total	$ 30	$ 55	$ 86

NOTE 15: INCOME TAXES

The components of loss from continuing operations before income taxes and the related (benefit) provision for U.S. and other income taxes were as follows:

(in millions)	For the Year Ended December 31, 2009	2008	2007
(Loss) earnings from continuing operations before income taxes:			
U.S.	$ (410)	$ (382)	$ (354)
Outside the U.S.	293	(492)	97
Total	$ (117)	$ (874)	$ (257)
U.S. income taxes:			
Current provision (benefit)	$ 8	$ (278)	$ (237)
Deferred (benefit) provision	(7)	15	11
Income taxes outside the U.S.:			
Current provision	113	72	141
Deferred provision	-	38	49
State and other income taxes:			
Current (benefit) provision	(1)	7	(15)
Deferred provision (benefit)	2	(1)	-
Total provision (benefit)	$ 115	$ (147)	$ (51)

The differences between income taxes computed using the U.S. federal income tax rate and the (benefit) provision for income taxes for continuing operations were as follows:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Amount computed using the statutory rate	$ (41)	$ (306)	$ (90)
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	1	4	(15)
Foreign tax credits benefitted	-	-	(76)
Impact of goodwill impairment	-	229	-
Operations outside the U.S.	45	31	54
Valuation allowance	117	146	152
Tax settlements and adjustments, including interest	(4)	(248)	(65)
Other, net	(3)	(3)	(11)
Provision (benefit) for income taxes	$ 115	$ (147)	$ (51)

In June 2008, the Company received a tax refund from the U.S. Internal Revenue Service ("IRS") of $581 million. The refund is related to the audit of certain claims filed for tax years 1993-1998, and is composed of a refund of past federal income taxes paid of $306 million and $275 million of interest earned on the refund. The federal tax refund claim related primarily to a 1994 loss recognized on the Company's sale of stock of a subsidiary, Sterling Winthrop Inc., which was originally disallowed under IRS regulations in effect at that time. The IRS subsequently issued revised regulations that served as the basis for this refund.

The refund had a positive impact of $565 million on the Company's net earnings for the year ended December 31, 2008. Of the $565 million increase in net earnings, $295 million related to the 1994 sale of Sterling Winthrop Inc., which was reflected in earnings from discontinued operations, net of income taxes. The balance of $270 million, which represents interest, net of state income tax, was reflected in loss from continuing operations and is included in the "Tax settlements and adjustments, including interest" line item above. The difference between the cash refund received of $581 million and the positive net earnings impact of $565 million represented incremental state tax expense incurred and the release of an existing income tax receivable related to the refund.

Deferred Tax Assets and Liabilities

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	As of December 31, 2009	2008
Deferred tax assets		
Pension and postretirement obligations	$ 803	$ 534
Restructuring programs	16	28
Foreign tax credit	350	270
Inventories	15	-
Investment tax credit	159	168
Employee deferred compensation	91	84
Research and development costs	146	29
Tax loss carryforwards	931	912
Other deferred revenue	32	35
Other	486	453
Total deferred tax assets	$ 3,029	$ 2,513
Deferred tax liabilities		
Depreciation	26	59
Leasing	51	58
Inventories	-	16
Other	143	136
Total deferred tax liabilities	220	269
Net deferred tax assets before valuation allowance	2,809	2,244
Valuation allowance	2,092	1,665
Net deferred tax assets	$ 717	$ 579

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	As of December 31, 2009	2008
Other current assets	$ 121	$ 114
Other long-term assets	607	506
Accrued income and other taxes	-	(4)
Other long-term liabilities	(11)	(37)
Net deferred tax assets	$ 717	$ 579

As of December 31, 2009, the Company had available domestic and foreign net operating loss carryforwards for income tax purposes of approximately $3,046 million, of which approximately $561 million have an indefinite carryforward period. The remaining $2,485 million expire between the years 2010 and 2029. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company. As of December 31, 2009, the Company had unused foreign tax credits and investment tax credits of $350 million and $159 million, respectively, with various expiration dates through 2029.

The Company has been granted a tax holiday in certain jurisdictions in China that becomes effective when the net operating loss carryforwards are fully utilized. The Company is eligible for a 50% reduction of the income tax rate as a tax holiday incentive. The tax rate currently varies by jurisdiction, due to the tax holiday, and will be 25% in all jurisdictions within China in 2012.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,842 million and $1,814 million as of December 31, 2009 and 2008, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. Further, it is not practicable to determine the related deferred tax liability. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free, or at minimal cost.

The Company's valuation allowance as of December 31, 2009 was $2,092 million. Of this amount, $445 million was attributable to the Company's net deferred tax assets outside the U.S. of $910 million, and $1,647 million related to the Company's net deferred tax assets in the U.S. of $1,899 million, which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $717 million relate primarily to net operating loss carryforwards, certain tax credits, and pension related tax benefits which the Company believes it is more likely than not that the assets will be realized.

The valuation allowance as of December 31, 2008 was $1,665 million. Of this amount, $378 million was attributable to the Company's net deferred tax assets outside the U.S. of $722 million, and $1,287 million related to the Company's net deferred tax assets in the U.S. of $1,522 million, which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $579 million related primarily to net operating loss carryforwards and certain tax credits which the Company believes it is more likely than not that the assets will be realized.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of the Company's liability for income taxes associated with unrecognized tax benefits is as follows:

(in millions)	2009	2008	2007
Balance as of January 1	$ 296	$ 303	$ 305
Tax positions related to the current year:			
Additions	10	54	59
Reductions	-	-	-
Tax positions related to prior years:			
Additions	8	16	45
Reductions	(58)	(74)	(101)
Settlements with taxing authorities	-	(3)	(4)
Lapses in statutes of limitations	-	-	(1)
Balance as of December 31	$ 256	$ 296	$ 303

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax (benefit) expense. During the years ended December 31, 2009, 2008 and 2007, the Company recognized interest and penalties of approximately $8 million, $10 million and $10 million, respectively, in income tax (benefit) expense. Additionally, the Company had approximately $69 million and $61 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2009 and 2008, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in the period recognized. The Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. These noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position. Current liabilities are recorded in Accrued income and other taxes in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits or the expiration of statutes of limitations. Settlements could range from $0 to $100 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2010 that could have a significant earnings impact. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2000. The Company's U.S. tax matters for the years 2001 through 2008 remain subject to examination by the IRS. Substantially all material state, local, and foreign income tax matters have been concluded for years through 2000. The Company's tax matters for the years 2001 through 2008 remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities.

NOTE 16: RESTRUCTURING AND RATIONALIZATION LIABILITIES

Actual charges for restructuring and ongoing rationalization initiatives are recorded in the period in which the Company commits to formalized restructuring or ongoing rationalization plans, or executes the specific actions contemplated by the plans and all criteria for liability recognition under the applicable accounting guidance have been met.

Restructuring and Ongoing Rationalization Reserve Activity

The activity in the accrued balances and the non-cash charges and credits incurred in relation to restructuring programs and ongoing rationalization activities during the three years ended December 31, 2009 were as follows:

(in millions)	Severance Reserve	Exit Costs Reserve	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation	Total
Balance at December 31, 2006	$ 228	$ 35	$ -	$ -	$ 263
2007 charges - continuing operations (1)	145	129	282	107	663
2007 charges - discontinued operations	20	4	-	-	24
2007 reversals - continuing operations	(1)	-	-	-	(1)
2007 reversals - discontinued operations	-	(1)	-	-	(1)
2007 cash payments/utilization (2)	(289)	(135)	(282)	(107)	(813)
2007 other adj. & reclasses (3)	26	3	-	-	29
Balance at December 31, 2007	129	35	-	-	164
2008 charges - continuing operations (4)	122	14	16	6	158
2008 reversals - continuing operations	(6)	(3)	-	-	(9)
2008 cash payments/utilization (5)	(111)	(22)	(16)	(6)	(155)
2008 other adjustments & reclasses (6)	(25)	(3)	-	-	(28)
Balance at December 31, 2008	109	21	-	-	130
2009 charges - continuing operations (7)	193	27	16	22	258
2009 cash payments/utilization (8)	(154)	(23)	(16)	(22)	(215)
2009 other adjustments & reclasses (9)	(80)	2	-	-	(78)
Balance at December 31, 2009 (10)	$ 68	$ 27	$ -	$ -	$ 95

(1) Severance reserve includes charges of $233 million, offset by net curtailment and settlement gains related to these actions of $88 million.

(2) During the year ended December 31, 2007, the Company made cash payments of approximately $446 million related to restructuring. Of this amount, $424 million was paid out of restructuring liabilities, while $22 million was paid out of Pension and other postretirement liabilities.

(3) Includes $13 million of net credits for severance related pension plan curtailments, settlements, and special termination benefits. Also includes $1 million of environmental remediation costs and $2 million of other severance related costs. The remaining $13 million is related to foreign currency translation adjustments.

(4) Severance reserve activity includes charges of $139 million, offset by net curtailment gains related to these actions of $17 million.

(5) During the year ended December 31, 2008, the Company made cash payments of approximately $143 million related to restructuring and rationalization. Of this amount, $133 million was paid out of restructuring liabilities, while $10 million was paid out of Pension and other postretirement liabilities.

(6) Includes $23 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position. The remaining amounts are primarily related to foreign currency translation adjustment.

(7) Severance reserve activity includes charges of $191 million, and net curtailment and settlement losses related to these actions of $2 million.

(8) During the year ended December 31, 2009, the Company made cash payments of approximately $177 million related to restructuring and rationalization, all of which was paid out of restructuring liabilities.

(9) Includes $84 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position, partially offset by foreign currency translation adjustments.

(10) The Company expects to utilize the majority of the December 31, 2009 accrual balance in 2010.

2007 Activity

For the year ended December 31, 2007, the Company incurred restructuring charges, net of reversals, of $685 million, all under the 2004-2007 Restructuring Program, including $23 million related to discontinued operations ($20 million of severance costs and $3 million of exit costs), and $662 million related to continuing operations ($107 million of accelerated depreciation, $12 million of inventory write-downs, $270 million of asset impairments, $144 million of severance costs, and $129 million of exit costs). The Company substantially completed its 2004-2007 Restructuring Program as of December 31, 2007.

2008 Activity

The Company recognizes the need to continually rationalize its workforce and streamline its operations to remain competitive in the face of an ever-changing business and economic climate. For 2008, these initiatives were referred to as ongoing rationalization activities.

The Company recorded $149 million of charges, net of reversals, including $6 million of charges for accelerated depreciation and $3 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The severance costs related to the elimination of approximately 2,350 positions, including approximately 375 photofinishing, 1,050 manufacturing, 175 research and development, and 750 administrative positions. The geographic composition of the positions eliminated includes approximately 1,450 in the United States and Canada, and 900 throughout the rest of the world.

The charges, net of reversals, of $149 million recorded in 2008 included $36 million applicable to the FPEG segment, $42 million applicable to the CDG segment, $49 million applicable to the GCG segment, and $22 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments were paid during periods through 2009 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will continue to be paid over periods beyond 2009.

2009 Activity

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of economic conditions. The program involved rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities.

The Company recorded $258 million of charges, including $22 million of charges for accelerated depreciation and $10 million of charges for inventory write-downs, which were reported in Cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The remaining costs incurred of $226 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The severance costs related to the elimination of approximately 3,225 positions, including approximately 1,475 manufacturing, 750 research and development, and 1,000 administrative positions. The geographic composition of the positions eliminated includes approximately 1,950 in the United States and Canada, and 1,275 throughout the rest of the world.

The charges of $258 million recorded in 2009 included $69 million applicable to the FPEG segment, $34 million applicable to the CDG segment, $112 million applicable to the GCG segment, and $43 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments will be paid during periods through 2010 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will be paid over periods throughout 2010 and beyond.

NOTE 17: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan ("KRIP"), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus any additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the trust fund are held for the sole benefit of participating employees and retirees. They are comprised of corporate equity and debt securities, U.S. government securities, partnership investments, interests in pooled funds, real estate, and various types of interest rate, foreign currency, debt, and equity market financial instruments.

In March 1999, the Company amended the KRIP to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the traditional KRIP plan or the Cash Balance plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in the Cash Balance plan and the Company's defined contribution plan, the Savings and Investment Plan ("SIP"), the Company matches dollar-for-dollar on the first 1% contributed to SIP and $.50 for each dollar on the next 4% contributed. Company contributions to SIP were $13 million and $14 million for 2008, and 2007, respectively. The Company suspended its matching contribution for 2009, but resumed it in 2010.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP. Employees covered by the Cash Balance plan also receive an additional benefit equal to 3% of their annual pensionable earnings. The Company suspended this additional benefit for 2009, but resumed it in 2010.

Many subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

Information regarding the major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2009		2008	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 4,602	$ 3,005	$ 4,963	$ 4,217
Acquisitions/divestitures/other transfers	(1)	2	3	-
Service cost	52	15	54	20
Interest cost	293	181	307	218
Participant contributions	-	9	-	6
Plan amendment	-	3	3	(7)
Benefit payments	(663)	(237)	(576)	(254)
Actuarial (gain) loss	500	373	(186)	(399)
Curtailments	(19)	(3)	(2)	(2)
Settlements	-	(4)	-	-
Special termination benefits	78	5	36	4
Currency adjustments	-	223	-	(798)
Projected benefit obligation at December 31	$ 4,842	$ 3,572	$ 4,602	$ 3,005
Change in Plan Assets				
Fair value of plan assets at January 1	$ 5,098	$ 2,349	$ 7,098	$ 3,614
Acquisitions/divestitures	-	4	-	-
Actual gain (loss) on plan assets	292	152	(1,453)	(492)
Employer contributions	31	90	29	72
Participant contributions	-	9	-	6
Settlements	-	(4)	-	-
Benefit payments	(663)	(237)	(576)	(254)
Currency adjustments	-	170	-	(597)
Fair value of plan assets at December 31	$ 4,758	$ 2,533	$ 5,098	$ 2,349
Over (Under) Funded Status at December 31	$ (84)	$ (1,039)	$ 496	$ (656)
Accumulated benefit obligation at December 31	$ 4,683	$ 3,473	$ 4,392	$ 2,926

The decline in funded status from December 31, 2008 to December 31, 2009 was primarily due to lower discount rates.

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

(in millions)	As of December 31,			
	2009		2008	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Other long-term assets	$ 131	$ 16	$ 717	$ 48
Accounts payable and other current liabilities	(21)	-	(22)	(1)
Pension and other postretirement liabilities	(194)	(1,055)	(199)	(703)
Net amount recognized	$ (84)	$ (1,039)	$ 496	$ (656)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets follows:

(in millions)	As of December 31, 2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.
Projected benefit obligation	$ 351	$ 2,682	$ 343	$ 2,692
Accumulated benefit obligation	349	2,609	331	2,623
Fair value of plan assets	136	1,639	122	1,990

Amounts recognized in Accumulated other comprehensive loss for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consisted of:

(in millions)	As of December 31, 2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.
Net transition obligation	$ -	$ 1	$ -	$ 1
Prior service cost (credit)	8	(1)	10	(4)
Net actuarial loss	1,509	1,411	839	918
Total	$ 1,517	$ 1,411	$ 849	$ 915

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2009 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.
Newly established loss	$ 695	$ 428	$ 1,810	$ 352
Newly established prior service cost	-	2	3	(7)
Amortization of:				
Prior service cost	(2)	(1)	(1)	(1)
Net actuarial loss	(5)	(13)	(4)	(48)
Prior service cost recognized due to curtailment	(1)	-	1	-
Net curtailment gain not recognized in expense	(19)	(3)	10	4
Net gain recognized in expense due to settlements	-	(4)	-	(8)
Total amount recognized in Other comprehensive loss	$ 668	$ 409	$ 1,819	$ 292

The actuarial loss and prior service cost estimated to be amortized from Accumulated other comprehensive loss into net periodic pension cost over the next year for all major plans is $39 million and $2 million, respectively.

Pension (income) expense from continuing operations for all defined benefit plans included:

(in millions)	For the Year Ended December 31, 2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.	2007 U.S.	2007 Non-U.S.
Major defined benefit plans:						
Service cost	$ 52	$ 15	$ 54	$ 20	$ 71	$ 27
Interest cost	293	181	307	218	304	204
Expected return on plan assets	(486)	(208)	(545)	(259)	(537)	(258)
Amortization of:						
Prior service cost	2	1	1	1	-	1
Actuarial loss	5	13	4	48	6	57
Pension (income) expense before special termination benefits, curtailments and settlements	(134)	2	(179)	28	(156)	31
Special termination benefits	78	5	36	4	61	14
Curtailment gains	-	(1)	(13)	(6)	(25)	(4)
Settlement losses (gains)	-	1	-	-	(61)	(4)
Net pension (income) expense for major defined benefit plans	(56)	7	(156)	26	(181)	37
Other plans including unfunded plans	-	3	-	9	-	13
Net pension (income) expense from continuing operations	$ (56)	$ 10	$ (156)	$ 35	$ (181)	$ 50

The special termination benefits of $83 million, $40 million, and $75 million for the years ended December 31, 2009, 2008, and 2007, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods. In addition, curtailment and settlement gains for the major funded and unfunded U.S. and Non-U.S. defined benefit plans totaling $14 million and $0 for 2008, and $32 million and $51 million for 2007 were also incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods. There was no impact of curtailments or settlements incurred as a result of the Company's restructuring actions in 2009.

The weighted-average assumptions used to determine the benefit obligation amounts as of the end of the year for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	As of December 31, 2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.
Discount rate	5.75%	5.41%	7.00%	5.93%
Salary increase rate	3.89%	3.86%	4.06%	3.42%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	For the Year Ended December 31, 2009 U.S.	2009 Non-U.S.	2008 U.S.	2008 Non-U.S.	2007 U.S.	2007 Non-U.S.
Discount rate	6.76%	5.91%	6.52%	5.77%	6.12%	5.36%
Salary increase rate	3.99%	3.45%	4.51%	3.92%	4.59%	3.84%
Expected long-term rate of return on plan assets	8.49%	7.28%	8.99%	7.71%	8.99%	8.02%

Plan Asset Investment Strategy

The investment strategy underlying the asset allocation for the pension assets is to achieve an optimal return on assets with an acceptable level of risk while providing for the long-term liabilities, and maintaining sufficient liquidity to pay current benefits and other cash obligations of the plans. This is primarily achieved by investing in a broad portfolio constructed of various asset classes including equity and equity-like investments, debt and debt-like investments, real estate, private equity and other assets and instruments. Long duration bonds are used to partially match the long-term nature of plan liabilities. Other investment objectives include maintaining broad diversification between and within asset classes and fund managers, and managing asset volatility relative to plan liabilities.

Every three years, or when market conditions have changed materially, each of the Company's major pension plans will undertake an asset allocation or asset and liability modeling study. The asset allocation and expected return on the plans' assets are individually set to provide for benefits and other cash obligations and within each country's legal investment constraints.

Actual allocations may vary from the target asset allocations due to market value fluctuations, the length of time it takes to implement changes in strategy, and the timing of cash contributions and cash requirements of the plans. The asset allocations are monitored, and are rebalanced in accordance with the policy set forth for each plan.

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2009 and 2008, 97% relate to KRIP. The expected long-term rate of return on plan assets assumption ("EROA") is based on a combination of formal asset and liability studies that include forward-looking return expectations given the current asset allocation. In early 2008, an asset and liability modeling study for the KRIP was completed and resulted in a 9% EROA assumption. During the fourth quarter of 2008, the Kodak Retirement Income Plan Committee ("KRIPCO", the committee that oversees KRIP) reevaluated certain portfolio positions relative to current market conditions and accordingly approved a change to the portfolio to reduce risk associated with volatility in the financial markets. The Company originally assumed an 8% EROA for 2009 for the KRIP based on its asset allocation at December 31, 2008. During the first quarter of 2009, KRIPCO again approved a change in the asset allocation for the KRIP. A new asset and liability study was completed and resulted in an 8.75% EROA. As the KRIP was remeasured as of March 31, 2009, the Company's long term assumption for EROA for the remainder of 2009 was updated at that time to reflect the change in asset allocation.

The annual expected return on plan assets for the major non-U.S. pension plans range from 3.64% to 8.10% for 2009. Certain of the Company's non-U.S. pension plans adjusted their target asset positions during the fourth quarter of 2008. EROA assumptions for 2009 for those plans were based on their respective asset allocations as of the end of the year. As with the KRIP, the asset allocations for certain of the Company's other pension plans were reassessed during 2009 and updated. Asset and liability studies were therefore completed for those plans during 2009. EROA assumptions for those plans were updated accordingly.

Plan Asset Risk Management

The Company evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of concentrations that are evaluated include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, and individual fund. As of December 31, 2009, there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in the Company's defined benefit plan assets.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans, by asset category, are as follows:

	As of December 31,		
Asset Category	**2009**	**2008**	**2009 Target**
Equity securities	21%	6%	18%-21%
Debt securities	45%	25%	41%-47%
Real estate	6%	7%	4%-10%
Cash	2%	17%	0%-3%
Other	26%	45%	24%-30%
Total	100%	100%	

The Company's weighted-average asset allocations for its major non-U.S. defined benefit pension plans, by asset category are as follows:

Asset Category	As of December 31, 2009	2008	2009 Target
Equity securities	15%	18%	12%-18%
Debt securities	47%	30%	44%-50%
Real estate	4%	5%	3%-9%
Cash	4%	9%	0%-5%
Other	30%	38%	27%-37%
Total	100%	100%	

The Other asset category in the tables above is primarily composed of private equity, venture capital, and other investments.

Fair Value Measurements

The Company's asset allocations by level within the fair value hierarchy at December 31, 2009 are presented in the tables below for the Company's major defined benefit plans. The Company's plan assets were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels.

	U.S.			
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 84	$ -	$ 84
Equity Securities	979	14	-	993
Debt Securities:				
Government Bonds	800	-	-	800
Inflation-Linked Bonds	63	756	-	819
Investment Grade Bonds	370	-	-	370
Global High Yield & Emerging Market Debt	-	144	-	144
Other:				
Absolute Return	-	329	-	329
Real Estate	-	-	293	293
Private Equity	-	-	958	958
Insurance Contracts	-	2	-	2
Derivatives with unrealized gains	5	-	-	5
Derivatives with unrealized losses	(38)	(1)	-	(39)
	$ 2,179	$ 1,328	$ 1,251	$4,758

For the Company's major U.S. defined benefit pension plans, equity investments are invested broadly in U.S. equity, developed international equity, and emerging markets. Fixed income investments are comprised primarily of long duration U.S. Treasuries and global government bonds, as well as U.S. and emerging market companies' debt securities diversified by sector, geography, and through a wide range of market capitalizations. Real estate investments include investments in office, industrial, retail and apartment properties. Other investments include private equity, hedge funds and natural resource investments. Private equity investments are primarily comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyout and special situation funds. Natural resource investments in oil and gas partnerships and timber funds are also included in this category. Absolute return investments are comprised of hedge funds that use equity long-short strategies.

	Non-U.S.			
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 98	$ -	$ 98
Equity securities	218	163	-	381
Debt securities:				
Government Bonds	432	116	-	548
Inflation-Linked Bonds	46	301	-	347
Investment Grade Bonds	43	64	-	107
Global High Yield & Emerging Market Debt	87	93	-	180
Other:				
Absolute Return	-	78	-	78
Real Estate	-	4	99	103
Private Equity	-	2	242	244
Insurance Contracts	-	471	-	471
Derivatives with unrealized gains	3	-	-	3
Derivatives with unrealized losses	(24)	(3)	-	(27)
	$ 805	$ 1,387	$ 341	$ 2,533

For the Company's major non-U.S. defined benefit pension plans, equity investments are invested broadly in local equity, developed international and emerging markets. Fixed income investments are comprised primarily of long duration government and corporate bonds with some emerging market debt. Real estate investments include investments in primarily office, industrial, and retail properties. Other investments include private equity, hedge funds, and insurance contracts. Private equity investments are comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital and leveraged buyout funds. Absolute return investments are comprised of hedge funds that use equity long-short strategies.

Cash and cash equivalents are valued utilizing cost approach valuation techniques. Equity securities and debt securities are valued using a market approach based on the closing price on the last business day of the year (if the securities are traded on an active market), or based on the proportionate share of the estimated fair value of the underlying assets (net asset value). Other investments are valued using a combination of market, income, and cost approaches, based on the nature of the investment. Absolute return investments are primarily valued based on net asset value. Real estate investments are primarily valued based on independent appraisals and discounted cash flow models. Private equity investments are primarily valued based on independent appraisals, discounted cash flow models, cost, and comparable market transactions. Insurance contracts are primarily valued based on contract values, which approximate fair value.

Some of the plans' assets, primarily absolute return, real estate, and private equity, do not have readily determinable market values due to the nature of these investments. For these investments, fund manager or general partner estimates were used where available. For investments with lagged pricing, the Company used the available net asset values, and also considered expected return, subsequent cash flows and material events.

For all of the Company's major defined benefit pension plans, investment managers are selected that are expected to provide best-in-class asset management for their particular asset class, and expected returns greater than those expected from existing salable assets, especially if this would maintain the aggregate volatility desired for each plan's portfolio. Investment managers are retained for the purpose of managing specific investment strategies within contractual investment guidelines. Certain investment managers are authorized to invest in derivatives such as futures, swaps and currency forward contracts. These investments are used to achieve targeted exposure to particular index or bond duration, provide value-added returns between asset classes, and to partially hedge foreign currency risk. Additionally, the Company's major defined benefit pension plans invest in government bond futures or local government bonds to partially hedge the liability risk of the plans.

The following is a reconciliation of the beginning and ending balances of level 3 assets of the Company's major U.S. defined benefit pension plans:

(in millions)	U.S.				
	Balance at January 1, 2009	**Net Realized and Unrealized Gains/(Losses)**	**Net Purchases and Sales**	**Net Transfer Into/(Out of) Level 3**	**Balance at December 31, 2009**
Private Equity	$ 926	$ (5)	$ 37	$ -	$ 958
Real Estate	310	(36)	19	-	293
Total	$ 1,236	$ (41)	$ 56	$ -	$ 1,251

The following is a reconciliation of the beginning and ending balances of level 3 assets of the Company's major Non-U.S. defined benefit pension plans:

(in millions)	Non-U.S.				
	Balance at January 1, 2009	**Net Realized and Unrealized Gains/(Losses)**	**Net Purchases and Sales**	**Net Transfer Into/(Out of) Level 3**	**Balance at December 31, 2009**
Private Equity	$ 223	$ (5)	$ 24	$ -	$ 242
Real Estate	140	(15)	(26)	-	99
Total	$ 363	$ (20)	$ (2)	$ -	$ 341

The Company expects to contribute approximately $31 million and $104 million in 2010 for U.S. and Non-U.S. defined benefit pension plans, respectively.

The following pension benefit payments, which reflect expected future service, are expected to be paid from the plans:

(in millions)	U.S.	Non-U.S.
2010	$ 448	$ 218
2011	418	212
2012	410	208
2013	418	204
2014	395	200
2015-2019	1,893	1,009

NOTE 18: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance Plus portion of the KRIP plan would be required to pay the full cost of their benefits under the plan.

The Company's subsidiaries in the United Kingdom and Canada offer similar postretirement benefits.

On August 1, 2008, the Company adopted and announced certain changes to its U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009. For affected participants, the terms of the amendment reduce the Company's contribution toward retiree medical coverage from its 2008 level by one percentage point per year for a 10-year period, phase-out Company contributions for dependent medical coverage over the same 10-year period with access only coverage beginning in 2018, and discontinue retiree dental coverage and Company-paid life insurance.

The changes made to the plan resulted in the remeasurement of the plan's obligations as of August 1, 2008, the date the changes were adopted and announced by the Company. This remeasurement reduced the Company's other postretirement benefit obligation by $919 million, of which $772 million is attributable to the plan changes. In addition, the Company recognized a curtailment gain of $79 million as a result of the amendment. The curtailment gain was included in Cost of goods sold, Selling, general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

The Company's benefits to U.S. long-term disability recipients were also amended as described above. These changes resulted in a reduction in Pension and other postretirement liabilities, and a corresponding gain of $15 million was included in the Cost of goods, Selling general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

On October 31, 2009, the Company adopted and announced certain changes to its U.S. postretirement benefit plans effective January 1, 2010. Modifications were made to certain retiree copays and prescription drug coverage. These changes resulted in the remeasurement of the plan's obligations as of October 31, 2009.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada other postretirement benefit plans were as follows:

(in millions)	2009	2008
Net benefit obligation at beginning of year	$ 1,471	$ 2,524
Service cost	1	4
Interest cost	92	136
Plan participants' contributions	25	26
Plan amendments	(118)	(825)
Actuarial loss (gain)	111	(141)
Acquisitions/divestitures	-	2
Curtailments	3	-
Settlements	-	(2)
Benefit payments	(192)	(230)
Currency adjustments	11	(23)
Net benefit obligation at end of year	$ 1,404	$ 1,471
Underfunded status at end of year	$ (1,404)	$ (1,471)

Amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S., United Kingdom, and Canada plans consisted of:

(in millions)	As of December 31, 2009	As of December 31, 2008
Current liabilities	$ (147)	$ (175)
Pension and other postretirement liabilities	(1,257)	(1,296)
	$ (1,404)	$ (1,471)

Amounts recognized in Accumulated other comprehensive loss for the Company's U.S., United Kingdom, and Canada plans consisted of:

(in millions)	As of December 31, 2009	As of December 31, 2008
Prior service credit	$ 875	$ 831
Net actuarial loss	(468)	(380)
	$ 407	$ 451

Changes in benefit obligations recognized in other comprehensive loss during 2009 for the Company's U.S., United Kingdom, and Canada plans follows:

(in millions)	As of December 31, 2009	As of December 31, 2008
Newly established loss	$ 111	$ (141)
Newly established prior service credit	(118)	(825)
Amortization of:		
Prior service credit	71	53
Net loss	(22)	(17)
Prior service credit recognized due to curtailment	2	85
Total amount recognized in Other comprehensive loss	$ 44	$ (845)

Other postretirement benefit cost from continuing operations for the Company's U.S., United Kingdom and Canada plans included:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Components of net postretirement benefit cost:			
Service cost	$ 1	$ 4	$ 8
Interest cost	92	136	165
Amortization of:			
Prior service credit	(71)	(53)	(38)
Actuarial loss	22	17	49
Other postretirement benefit cost before curtailments and settlements	44	104	184
Curtailment losses (gains)	1	(86)	(8)
Settlement gains	-	(2)	(1)
Net other postretirement benefit cost from continuing operations	$ 45	$ 16	$ 175

Included in the curtailment gains of $86 million for the year ended December 31, 2008 was a $79 million curtailment gain related to changes to the Company's U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009, as discussed above.

The prior service credit and net actuarial loss estimated to be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is $75 million and $27 million, respectively.

The U.S. plan represents approximately 93% and 95%, respectively, of the total other postretirement net benefit obligation as of December 31, 2009 and 2008 and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31, 2009	2008
Discount rate	5.54%	7.00%
Salary increase rate	3.90%	4.00%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	For the Year Ended December 31, 2009	2008	2007
Discount rate	6.59%	7.23%	5.98%
Salary increase rate	3.96%	4.48%	4.49%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2009	2008
Healthcare cost trend	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2012

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% increase	1% decrease
Effect on total service and interest cost	$ 2	$ (1)
Effect on postretirement benefit obligation	29	(25)

The Company expects to make $148 million of benefit payments for its unfunded other postretirement benefit plans in 2010. The following other postretirement benefits, which reflect expected future service, are expected to be paid:

(in millions)	
2010	$ 148
2011	142
2012	140
2013	126
2014	119
2015-2019	511

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income, net of tax, were as follows:

(in millions)	As of December 31,		
	2009	2008	2007
Realized and unrealized gains (losses) from hedging activity, net of tax	$ 6	$ (6)	$ 10
Currency translation adjustments	235	231	312
Pension and other postretirement benefit plan obligation activity, net of tax	(2,001)	(974)	131
Total	$ (1,760)	$ (749)	$ 453

See Note 17, "Retirement Plans," in the Notes to Financial Statements regarding the pension and other postretirement plan obligation activity.

NOTE 20: STOCK OPTION AND COMPENSATION PLANS

The Company recognized stock-based compensation expense in the amount of $20 million, $18 million and $20 million for the years ended December 31, 2009, 2008 and 2007, respectively. The impacts on the Company's cash flows for 2009, 2008 and 2007 were not material. Stock-based compensation costs for employees related to manufacturing activities were included in the costs capitalized in inventory at period end.

Of the expense amounts noted above, compensation expense related to stock options during the years ended December 31, 2009, 2008 and 2007 was $5 million, $10 million and $10 million, respectively. Compensation expense related to unvested stock and performance awards during the years ended December 31, 2009, 2008 and 2007 was $15 million, $8 million and $10 million, respectively.

The Company's stock incentive plans consist of the 2005 Omnibus Long-Term Compensation Plan (the "2005 Plan"), the 2000 Omnibus Long-Term Compensation Plan (the "2000 Plan"), and the 1995 Omnibus Long-Term Compensation Plan (the "1995 Plan"). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors. Stock options are generally non-qualified and are at exercise prices not less than 100% of the per share fair market value on the date of grant. Stock-based compensation awards granted under the Company's stock incentive plans are generally subject to a three-year vesting period from the date of grant.

Under the 2005 Plan, 11 million shares of the Company's common stock may be granted to employees between January 1, 2005 and December 31, 2014. This share reserve may be increased by: shares that are forfeited pursuant to awards made under the 1995, 2000, and 2005 Plans; shares retained for payment of tax withholding; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using cash proceeds from option exercises; and awards that otherwise do not result in the issuance of shares. The 2005 Plan is substantially similar to and is intended to replace the 2000 Plan, which expired on January 18, 2005. Options granted under the 2005 Plan generally expire seven years from the date of grant, but may be forfeited or canceled earlier if the optionee's employment terminates prior to the end of the contractual term. The 2005 Plan provides for, but is not limited to, grants of unvested stock, performance awards, and Stock Appreciation Rights ("SARs"), either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the market price of the Company's stock from the grant date to the exercise date. As of December 31, 2009, 3,333 freestanding SARs were outstanding under the 2005 Plan at an option price of $24.59. Compensation expense recognized for the years ended December 31, 2009, 2008, or 2007 on those freestanding SARs was not material.

Under the 2000 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan was substantially similar to, and was intended to replace, the 1995 Plan, which expired on December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2009, 44,671 freestanding SARs were outstanding under the 2000 Plan at option prices ranging from $23.25 to $60.50. Compensation expense recognized for the years ended December 31, 2009, 2008, or 2007 on those freestanding SARs was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2009, no freestanding SARs were outstanding under the 1995 Plan.

Further information relating to stock options is as follows:

(Amounts in thousands, except per share amounts)

	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2006	34,611	$20.12 - $92.31	$45.57
Granted	1,813	$23.28 - $28.44	$23.50
Exercised	235	$22.58 - $27.70	$24.91
Terminated, Expired, Surrendered	5,296	$23.25 - $92.31	$73.22
Outstanding on December 31, 2007	30,893	$20.12 - $87.59	$39.70
Granted	2,813	$7.41 - $18.55	$7.60
Exercised	0	N/A	N/A
Terminated, Expired, Surrendered	8,499	$20.12 - $87.59	$52.78
Outstanding on December 31, 2008	25,207	$7.41 - $79.63	$31.71
Granted	1,229	$2.64 - $6.76	$4.61
Exercised	0	N/A	N/A
Terminated, Expired, Surrendered	2,916	$7.41 - $79.63	$45.73
Outstanding on December 31, 2009	23,520	$2.64 - $65.91	$28.55
Exercisable on December 31, 2007	27,546	$20.12 - $87.59	$41.51
Exercisable on December 31, 2008	20,772	$21.93 - $79.63	$35.56
Exercisable on December 31, 2009	20,018	$7.41 - $65.91	$31.96

The following table summarizes information about stock options as of December 31, 2009:

(Number of options in thousands)

Range of Exercise Prices			Options Outstanding			Options Exercisable	
At Least		Less Than	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 2	-	$20	3,989	6.03	$6.68	1,042	$7.58
$20	-	$30	5,698	3.02	$25.38	5,143	$25.58
$30	-	$40	11,558	1.67	$32.90	11,558	$32.90
$40	-	$50	566	1.08	$41.70	566	$41.70
$50	-	$60	1,451	0.24	$54.86	1,451	$54.86
$60	-	$70	258	0.04	$65.27	258	$65.27
			23,520			20,018	

At December 31, 2009, the weighted-average remaining contractual term of all options outstanding and exercisable was 2.62 years and 2.05 years respectively. There was no intrinsic value of options outstanding and exercisable due to the fact that the market price of the Company's common stock as of December 31, 2009 was below the weighted-average exercise price of options. The total intrinsic value of options exercised during the year ended December 31, 2007 was $1 million. There were no option exercises during 2008 or 2009.

In November 2005, the FASB issued authoritative guidance related to the accounting for tax effects of share-based payment awards. During the third quarter of 2007, the Company elected to adopt the alternative transition method provided in this guidance for calculating the tax effects of stock-based compensation. The alternative transition method included simplified methods to determine the beginning balance of the additional paid-in capital ("APIC") pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of stock-based awards that were fully vested and outstanding. The adoption of this guidance did not have a material impact on the Company's cash flows or results of operations for the years ended December 31, 2009, 2008 and 2007, or its financial position as of December 31, 2009 and 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	For the Year Ended		
	2009	2008	2007
Weighted-average risk-free interest rate	2.63%	1.83%	3.5%
Risk-free interest rates	1.9% - 2.7%	1.8% - 2.9%	3.2% - 5.0%
Weighted-average expected option lives	6 years	6 years	5 years
Expected option lives	6 years	4 - 6 years	4 - 7 years
Weighted-average volatility	45%	32%	32%
Expected volatilities	45%	30% - 32%	31% - 35%
Weighted-average expected dividend yield	0.4%	7.4%	2.0%
Expected dividend yields	0.0% - 7.1%	3.1% - 7.4%	1.9% - 2.1%

The weighted-average fair value per option granted in 2009, 2008, and 2007 was $2.06, $0.93, and $6.19, respectively.

As of December 31, 2009, there was $5 million of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of 1.8 years.

The Company has a policy of issuing shares of treasury stock to satisfy share option exercises. Cash received for option exercises for the year ended December 31, 2007 was $6 million. The actual tax benefit realized for the tax deductions from option exercises was not material for 2007. There were no option exercises during 2008 or 2009.

NOTE 21: ACQUISITIONS

2009

In the third quarter of 2009, the Company acquired the scanner division of BÖWE BELL + HOWELL, which markets a portfolio of production document scanners that complements the products currently offered within the GCG segment. Through this acquisition, Kodak expects to expand customer value by providing a wider choice of production scanners. Since Kodak has provided field service to BÖWE BELL + HOWELL scanners since 2001, this acquisition is also expected to enhance global access to service and support for channel partners and end-user customers worldwide. This acquisition was immaterial to the Company's financial position as of December 31, 2009, and its results of operations and cash flows for the year ended December 31, 2009.

2008

On April 4, 2008, the Company completed the acquisition of Design2Launch ("D2L"), a developer of collaborative end-to-end digital workflow solutions for marketers, brand owners and creative teams. D2L is part of the Company's GCG segment.

On April 10, 2008, the Company completed the acquisition of Intermate A/S, a global supplier of remote monitoring and print connectivity solutions used extensively in transactional printing. Intermate A/S is part of the Company's GCG segment.

The two acquisitions had an aggregate purchase price of approximately $37 million and were individually immaterial to the Company's financial position as of December 31, 2008, and its results of operations and cash flows for the year ended December 31, 2008.

2007

There were no significant acquisitions in 2007.

NOTE 22: DISCONTINUED OPERATIONS

The significant components of earnings from discontinued operations, net of income taxes, are as follows:

(in millions)	For the Year Ended December 31, 2009	2008	2007
Revenues from Health Group operations	$ -	$ -	$ 754
Revenues from HPA operations	-	-	148
Total revenues from discontinued operations	$ -	$ -	$ 902
Pre-tax income from Health Group operations	$ -	$ -	$ 27
Pre-tax gain on sale of Health Group segment	-	-	986
Pre-tax income from HPA operations	-	-	11
Pre-tax gain on sale of HPA	-	-	123
Benefit (provision) for income taxes related to discontinued operations	8	288	(262)
All other items, net	9	(3)	(1)
Earnings from discontinued operations, net of income taxes	$ 17	$ 285	$ 884

2008

Tax Refund

In the second quarter of 2008, the Company received a tax refund from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. The refund had a positive impact on the Company's earnings from discontinued operations, net of income taxes, for the year ended December 31, 2008 of $295 million. See Note 15, "Income Taxes," in the Notes to Financial Statements for further discussion of the tax refund.

2007

Health Group segment

On April 30, 2007, the Company sold all of the assets and business operations of its Health Group segment to Onex Healthcare Holdings, Inc. ("Onex") (now known as Carestream Health, Inc.), a subsidiary of Onex Corporation, for up to $2.55 billion. The price was composed of $2.35 billion in cash at closing and $200 million in additional future payments if Onex achieves certain returns with respect to its investment.

The Company recognized a pre-tax gain of $986 million on the sale of the Health Group segment during 2007. This pre-tax gain excludes the following: up to $200 million of potential future payments related to Onex's return on its investment as noted above; potential charges related to settling pension obligations with Onex in future periods; and any adjustments that may be made in the future that are currently under review.

The Company was required to use a portion of the initial $2.35 billion cash proceeds to fully repay its approximately $1.15 billion of Secured Term Debt. In accordance with EITF No 87-24, "Allocation of Interest to Discontinued Operations," the Company allocated to discontinued operations the interest expense related to the Secured Term Debt because it was required to be repaid as a result of the sale. Interest expense allocated to discontinued operations totaled $30 million for the year ended December 31, 2007.

HPA

On October 17, 2007, the shareholders of Hermes Precisa Pty. Ltd. ("HPA"), a majority owned subsidiary of Kodak (Australasia) Pty. Ltd., a wholly owned subsidiary of the Company, approved an agreement to sell all of the shares of HPA to Salmat Limited. The sale was approved by the Federal Court of Australia on October 18, 2007, and closed on November 2, 2007. Kodak received $139 million in cash at closing for its shares of HPA, and recognized a pre-tax gain on the sale of $123 million.

NOTE 23: EXTRAORDINARY ITEM

The terms of the purchase agreement of the 2004 acquisition of NexPress Solutions LLC called for additional consideration to be paid by the Company if sales of certain products exceeded a stated minimum number of units sold during a five-year period following the close of the transaction. In May 2009, the earn-out period lapsed with no additional consideration required to be paid by the Company. Negative goodwill, representing the contingent consideration obligation of $17 million, was therefore reduced to zero. The reversal of negative goodwill reduced Property, plant and equipment, net by $2 million and Research and development expense by $7 million and resulted in an extraordinary gain of $6 million, net of tax, during the year ended December 31, 2009.

NOTE 24: SEGMENT INFORMATION

Current Segment Reporting Structure

For 2009, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Film, Photofinishing and Entertainment Group ("FPEG"), and Graphic Communications Group ("GCG"). The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): CDG encompasses digital still and video cameras, digital devices such as picture frames, kiosks and related media, APEX drylab systems, consumer inkjet printing systems, Kodak Gallery products and services, and imaging sensors. CDG also includes the licensing activities related to the Company's intellectual property in digital imaging products.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): FPEG encompasses consumer and professional film, one-time-use cameras, graphic arts film, aerial and industrial film, and entertainment imaging products and services. In addition, this segment also includes paper and output systems, and photofinishing services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services. As previously announced, the Company closed its Qualex central lab operations in the U.S. and Canada at the end of March 2009.

Graphic Communications Group Segment ("GCG"): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, analog and digital printing, and document scanning. Products and related services include workflow software and digital controllers; digital printing, which includes commercial inkjet and electrophotographic products, including equipment, consumables and service; prepress consumables; prepress equipment; and document scanners.

All Other: All Other is composed of the Company's display business and other small, miscellaneous businesses. In December 2009, the Company sold assets of its display business called OLED.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

No single customer represented 10% or more of the Company's total net sales in any period presented.

Segment financial information is shown below.

(in millions)	For the Year Ended December 31, 2009	2008	2007
Net sales from continuing operations:			
Consumer Digital Imaging Group	$ 2,619	$ 3,088	$ 3,247
Film, Photofinishing and Entertainment Group	2,257	2,987	3,632
Graphic Communications Group	2,726	3,334	3,413
All Other	4	7	9
Consolidated total	$ 7,606	$ 9,416	$ 10,301
(Loss) earnings from continuing operations before interest expense, other income (charges), net and income taxes:			
Consumer Digital Imaging Group	$ 35	$ (177)	$ (17)
Film, Photofinishing and Entertainment Group	159	196	281
Graphic Communications Group	(42)	31	104
All Other	(13)	(17)	(25)
Total of segments	139	33	343
Restructuring costs, rationalization and other	(258)	(149)	(662)
Postemployment benefit changes	-	94	-
Other operating (expenses) income, net	88	(766)	96
Adjustments to contingencies and legal reserves/settlements	3	(33)	(7)
Interest expense	(119)	(108)	(113)
Other income (charges), net	30	55	86
Consolidated loss from continuing operations before income taxes	$ (117)	$ (874)	$ (257)

(in millions)	As of December 31, 2009	2008	2007
Segment total assets:			
Consumer Digital Imaging Group	$ 1,203	$ 1,647	$ 2,442
Film, Photofinishing and Entertainment Group	1,992	2,563	3,778
Graphic Communications Group	1,737	2,190	3,723
All Other	4	8	17
Total of segments	4,936	6,408	9,960
Cash and marketable securities	2,031	2,155	2,976
Deferred income tax assets	728	620	757
Other corporate reserves	(4)	(4)	(34)
Consolidated total assets	$ 7,691	$ 9,179	$ 13,659

(in millions)	For the Year Ended December 31, 2009	2008	2007
Intangible asset amortization expense from continuing operations:			
Consumer Digital Imaging Group	$ -	$ 5	$ 6
Film, Photofinishing and Entertainment Group	2	2	25
Graphic Communications Group	71	73	74
All Other	-	-	1
Consolidated total	$ 73	$ 80	$ 106
Depreciation expense from continuing operations:			
Consumer Digital Imaging Group	$ 86	$ 100	$ 86
Film, Photofinishing and Entertainment Group	151	191	354
Graphic Communications Group	94	120	121
All Other	1	3	11
Sub-total	332	414	572
Restructuring-related depreciation	22	6	107
Consolidated total	$ 354	$ 420	$ 679
Capital additions from continuing operations:			
Consumer Digital Imaging Group	$ 61	$ 96	$ 94
Film, Photofinishing and Entertainment Group	23	40	65
Graphic Communications Group	67	118	98
All Other	1	-	2
Consolidated total	$ 152	$ 254	$ 259
Net sales to external customers attributed to (1):			
The United States	$ 3,083	$ 3,834	$ 4,403
Europe, Middle East and Africa	$ 2,358	$ 3,089	$ 3,264
Asia Pacific	1,298	1,500	1,592
Canada and Latin America	867	993	1,042
Foreign countries total	$ 4,523	$ 5,582	$ 5,898
Consolidated total	$ 7,606	$ 9,416	$ 10,301

(1) Sales are reported in the geographic area in which they originate.

(in millions)	As of December 31, 2009	2008	2007
Property, plant and equipment, net located in:			
The United States	$ 819	$ 1,079	$ 1,270
Europe, Middle East and Africa	$ 219	$ 243	$ 290
Asia Pacific	159	146	145
Canada and Latin America	57	83	106
Foreign countries total	$ 435	$ 472	$ 541
Consolidated total	$ 1,254	$ 1,551	$ 1,811

NOTE 25: QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(in millions, except per share data)	4th Qtr.		3rd Qtr.		2nd Qtr.		1st Qtr.	
2009								
Net sales from continuing operations	$ 2,582		$ 1,781		$ 1,766		$ 1,477	
Gross profit from continuing operations	887		361		326		194	
Earnings (loss) from continuing operations	430	(4)	(111)	(3)	(191)	(2)	(360)	(1)
Earnings (loss) from discontinued operations (9)	14		-		(4)		7	
Extraordinary item, net of tax (10)	-		-		6		-	
Net loss (earnings)	444		(111)		(189)		(353)	
Less: Net earnings attributable to noncontrolling interests	(1)		-		-		-	
Net (loss) earnings attributable to Eastman Kodak Company	443		(111)		(189)		(353)	
Basic net earnings (loss) per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	1.60		(0.41)		(0.71)		(1.34)	
Discontinued operations	0.05		-		(0.01)		0.02	
Extraordinary item	-		-		0.02		-	
Total	1.65		(0.41)		(0.70)		(1.32)	
Diluted net earnings (loss) per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	1.36		(0.41)		(0.71)		(1.34)	
Discontinued operations	0.04		-		(0.01)		0.02	
Extraordinary item	-		-		0.02		-	
Total	1.40		(0.41)		(0.70)		(1.32)	
2008								
Net sales from continuing operations	$ 2,433		$ 2,405		$ 2,485		$ 2,093	
Gross profit from continuing operations	499		661		585		424	
(Loss) earnings from continuing operations	(914)	(8)	101	(7)	200	(6)	(114)	(5)
(Loss) earnings from discontinued operations (9)	(4)		(5)		295		(1)	
Net (loss) earnings	(918)		96		495		(115)	
Less: Net earnings attributable to noncontrolling interests	-		-		-		-	
Net (loss) earnings attributable to Eastman Kodak Company	(918)		96		495		(115)	
Basic net earnings (loss) per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	(3.40)		0.36		0.69		(0.40)	
Discontinued operations	(0.02)		(0.02)		1.03		-	
Total	(3.42)		0.34		1.72		(0.40)	
Diluted net (loss) earnings per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	(3.40)		0.35		0.66		(0.40)	
Discontinued operations	(0.02)		(0.02)		0.96		-	
Total	(3.42)		0.33		1.62		(0.40)	

(footnotes on next page)

(1) Includes pre-tax restructuring and rationalization charges of $116 million ($7 million included in Cost of goods sold and $109 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $108 million; a pre-tax legal contingency of $5 million (included in Cost of goods sold), which increased net loss from continuing operations by $5 million; a pre-tax loss on asset sales of $4 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $4 million; and other discrete tax items, which reduced net loss from continuing operations by $12 million.

(2) Includes pre-tax restructuring and rationalization charges of $46 million ($9 million included in Cost of goods sold and $37 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $42 million; a pre-tax reversal of negative goodwill of $7 million (included in Research and development costs), which reduced net loss from continuing operations by $7 million; a pre-tax reversal of a value-added tax reserve of $5 million (included in Interest expense, and Other income (charges), net), which reduced net loss from continuing operations by $5 million; and other discrete tax items, which increased net loss from continuing operations by $45 million.

(3) Includes pre-tax restructuring and rationalization charges of $35 million ($2 million included in Cost of goods sold and $33 million included in Restructuring, rationalization and other), which increased net loss from continuing operations by $32 million; a pre-tax loss on asset sales of $10 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $10 million; and other discrete tax items, which increased net loss from continuing operations by $6 million.

(4) Includes pre-tax restructuring and rationalization charges of $61 million ($14 million included in Cost of goods sold and $47 million included in Restructuring, rationalization and other), which reduced net earnings from continuing operations by $55 million; a pre-tax asset impairment charge of $6 million (included in Other operating (income) expenses, net), which reduced net earnings from continuing operations by $6 million; pre-tax gains on sales of assets of $107 million, which increased net earnings from continuing operations by $107 million; a pre-tax reversal of a value-added tax reserve of $4 million ($2 million included in Cost of goods sold, $1 million in Interest expense, and $1 million in Other income (charges), net), which increased net earnings from continuing operations by $4 million; and other discrete tax items, which increased net earnings from continuing operations by $40 million.

(5) Includes pre-tax gains on curtailments due to focused cost reduction actions of $10 million (included in Restructuring costs, rationalization and other), which reduced net loss from continuing operations by $9 million; pre-tax gains of $10 million related to the sales of assets and business operations, which reduced net loss from continuing operations by $10 million; a pre-tax legal settlement of $10 million (included in Cost of goods sold), which increased net loss from continuing operations by $10 million; and discrete tax items, which increased net loss from continuing operations by $10 million.

(6) Includes pre-tax gains of $7 million related to the sales of assets and business operations, which increased net earnings from continuing operations by $7 million; support for an educational institution, which reduced net earnings from continuing operations by $10 million; a $270 million IRS refund, offset by $18 million of other discrete tax items, which increased net earnings from continuing operations by $252 million; and a pre-tax loss of $3 million related to rationalization charges (included in Restructuring costs, rationalization and other), which reduced net earnings from operations by $4 million..

(7) Includes pre-tax restructuring and rationalization charges of $52 million ($4 million included in Cost of goods sold and $48 million included in Restructuring costs, rationalization and other), which reduced net earnings from continuing operations $49 million; changes to postemployment benefit plans, which increased pre-tax earnings and net earnings from continuing operations by $94 million; a $3 million pre-tax loss on the sale of assets and businesses, net, which reduced net earnings from continuing operations by $2 million; a pre-tax legal contingency of $10 million ($4 million included in Cost of goods sold), which reduced net earnings from continuing operations by $6 million; and other discrete tax items, which increased net earnings from continuing operations by $4 million.

(8) Includes a pre-tax goodwill impairment charge of $785 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $781 million; pre-tax restructuring and rationalization charges of $103 million ($3 million included in Cost of goods sold and $100 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $96 million; foreign contingency adjustments (included in Cost of goods sold), which reduced net loss from continuing operations by $3 million; a pre-tax legal contingency of $21 million (included in SG&A), which increased net loss from continuing operations by $21 million; a pre-tax gain related to property sales, net of impairment charges of $4 million, which reduced net loss from continuing operations by $4 million; and discrete tax items, which increased net loss from continuing operations by $2 million.

(9) Refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements for a discussion regarding earnings (loss) from discontinued operations.

(10) Refer to Note 23, "Extraordinary Item," in the Notes to Financial Statements.

(11) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. The Company's diluted net earnings (loss) per share in the above table may include the effect of convertible debt instruments.

NOTE 26: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On September 29, 2009, the Company issued to Kohlberg Kravis & Company L.P. and certain of its affiliates (1) $300 million aggregate principal amount of 10.5% Senior Secured Notes due 2017 ("Senior Secured Notes"), and (2) detachable warrants to purchase 40 million shares of the Company's common stock at an exercise price of $5.50 per share (the "Warrants"), subject to adjustment based on certain anti-dilution protections. The warrants are exercisable at the holder's option at any time, in whole or in part, until September 29, 2017.

The Company's Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company's existing and future direct or indirect 100% owned domestic subsidiaries ("Guarantor Subsidiaries"), jointly and severally.

The condensed consolidating financial information presented below reflects information regarding Eastman Kodak Company ("Parent"), the issuer of the Senior Secured Notes, the Guarantor Subsidiaries and all other subsidiaries ("Non-Guarantor Subsidiaries"). This basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting. The condensed consolidating information is prepared following the same accounting policies as applied to the Company's consolidated financial statements except that the individual parent and combined subsidiaries' accounts follow the equity method of accounting.

The following reflects the condensed consolidating Statement of Operations for the year ended December 31, 2009:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$ 4,196	$ 250	$ 4,861	$ (1,701)	$ 7,606
Cost of goods sold	3,451	219	3,869	(1,701)	5,838
Gross profit	745	31	992	-	1,768
Selling, general and administrative expenses	683	48	571	-	1,302
Research and development costs	300	8	48	-	356
Restructuring costs, rationalization and other	109	13	104	-	226
Other operating expenses (income), net	(92)	8	(4)	-	(88)
(Loss) earnings from continuing operations before interest expense, other income (charges), net and income taxes	(255)	(46)	273	-	(28)
Interest expense	103	-	16	-	119
Other income (charges), net	19	4	7	-	30
Other intercompany income (charges), net	61	-	(61)	-	-
Equity in undistributed earnings of subsidiaries	125	34	-	(159)	-
(Loss) earnings from continuing operations before income taxes	(153)	(8)	203	(159)	(117)
Provision for income taxes	70	-	45	-	115
(Loss) earnings from continuing operations	(223)	(8)	158	(159)	(232)
Earnings (loss) from discontinued operations, net of income taxes	7	(2)	12	-	17
Extraordinary item, net of tax	6	-	-	-	6
Net (loss) earnings	(210)	(10)	170	(159)	(209)
Less: Net income attributable to noncontrolling interests	-	-	(1)	-	(1)
Net (loss) earnings attributable to Eastman Kodak Company	$ (210)	$ (10)	$ 169	$ (159)	$ (210)

The following reflects the condensed consolidating Statement of Operations for the year ended December 31, 2008:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$ 4,947	$ 435	$ 5,969	$ (1,935)	$ 9,416
Cost of goods sold	4,005	426	4,751	(1,935)	7,247
Gross profit	942	9	1,218	-	2,169
Selling, general and administrative expenses	816	55	735	-	1,606
Research and development costs	396	9	73	-	478
Restructuring costs, rationalization and other	68	-	72	-	140
Other operating expenses (income), net	219	(1)	548	-	766
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(557)	(54)	(210)	-	(821)
Interest expense	74	-	34	-	108
Other income (charges), net	3	-	52	-	55
Other intercompany income (charges), net	902	18	(920)	-	-
Equity in undistributed loss of subsidiaries	(1,253)	(7)	-	1,260	-
Loss from continuing operations before income taxes	(979)	(43)	(1,112)	1,260	(874)
(Benefit) provision for income taxes	(256)	-	109	-	(147)
Loss from continuing operations	(723)	(43)	(1,221)	1,260	(727)
Earnings from discontinued operations, net of income taxes	281	-	4	-	285
Net loss attributable to Eastman Kodak Company	$ (442)	$ (43)	$ (1,217)	$ 1,260	$ (442)

The following reflects the condensed consolidating Statement of Operations for the year ended December 31, 2007:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$ 5,600	$ 574	$ 6,153	$ (2,026)	$ 10,301
Cost of goods sold	4,209	533	5,041	(2,026)	7,757
Gross profit	1,391	41	1,112	-	2,544
Selling, general and administrative expenses	950	49	803	-	1,802
Research and development costs	451	16	58	-	525
Restructuring costs, rationalization and other	70	-	473	-	543
Other operating expenses (income), net	(22)	(1)	(73)	-	(96)
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(58)	(23)	(149)	-	(230)
Interest expense	79	-	34	-	113
Other income (charges), net	39	-	47	-	86
Other intercompany income (charges), net	340	-	(340)	-	-
Equity in undistributed (loss) earnings of subsidiaries	(620)	95	-	525	-
(Loss) earnings from continuing operations before income taxes	(378)	72	(476)	525	(257)
(Benefit) provision for income taxes	(243)	2	190	-	(51)
(Loss) earnings from continuing operations	(135)	70	(666)	525	(206)
Earnings (loss) from discontinued operations, net of income taxes	811	(1)	74	-	884
Net Earnings (loss)	676	69	(592)	525	678
Less: Net income attributable to noncontrolling interests	-	-	(2)	-	(2)
Net earnings (loss) attributable to Eastman Kodak Company	$ 676	$ 69	$ (594)	$ 525	$ 676

The following reflects the condensed consolidating Statement of Financial Position as of December 31, 2009:

(in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 804	$ 8	$ 1,212	$ -	$ 2,024
Receivables, net	406	14	975	-	1,395
Inventories, net	340	11	386	(58)	679
Intercompany receivables and advances	1,005	1,233	539	(2,777)	-
Other current assets	119	2	84	-	205
Total current assets	2,674	1,268	3,196	(2,835)	4,303
Property, plant and equipment, net	775	44	435	-	1,254
Goodwill	293	47	567	-	907
Investment in subsidiaries	2,886	137	-	(3,023)	-
Other long-term assets	471	8	748	-	1,227
TOTAL ASSETS	$ 7,099	$ 1,504	$ 4,946	$ (5,858)	$ 7,691
LIABILITIES AND EQUITY					
Current Liabilities					
Accounts payable and other current liabilities	$ 1,534	$ 61	$ 1,216	$ -	$ 2,811
Intercompany payables and loans	2,423	76	336	(2,835)	-
Short-term borrowings and current portion of long-term debt	22	-	40	-	62
Accrued income and other taxes	(18)	-	41	-	23
Total current liabilities	3,961	137	1,633	(2,835)	2,896
Long-term debt	1,028	-	101	-	1,129
Pension and other postretirement liabilities	1,411	16	1,267	-	2,694
Other long-term liabilities	734	98	173	-	1,005
Total liabilities	7,134	251	3,174	(2,835)	7,724
Total Eastman Kodak Company shareholders' (deficit) equity	(35)	1,253	1,770	(3,023)	(35)
Noncontrolling interest	-	-	2	-	2
(Deficit) Equity	(35)	1,253	1,772	(3,023)	(33)
TOTAL LIABILITIES AND (DEFICIT) EQUITY	$ 7,099	$ 1,504	$ 4,946	$ (5,858)	$ 7,691

The following reflects the condensed consolidating Statement of Financial Position as of December 31, 2008:

(in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 848	$ 10	$ 1,287	$ -	$ 2,145
Receivables, net	651	26	1,039	-	1,716
Inventories, net	468	16	528	(64)	948
Intercompany receivables and advances	1,027	1,192	551	(2,770)	-
Other current assets	102	6	87	-	195
Total current assets	3,096	1,250	3,492	(2,834)	5,004
Property, plant and equipment, net	994	84	473	-	1,551
Goodwill	318	47	531	-	896
Investment in subsidiaries	3,180	145	-	(3,325)	-
Other long-term assets	1,071	4	653	-	1,728
TOTAL ASSETS	$ 8,659	$ 1,530	$ 5,149	$ (6,159)	$ 9,179
LIABILITIES AND EQUITY					
Current Liabilities					
Accounts payable and other current liabilities	$ 1,735	$ 90	$ 1,442	$ -	$ 3,267
Intercompany payables and loans	2,502	-	332	(2,834)	-
Short-term borrowings and current portion of long-term debt	10	1	40	-	51
Accrued income and other taxes	3	-	117	-	120
Total current liabilities	4,250	91	1,931	(2,834)	3,438
Long-term debt	1,121	-	131	-	1,252
Pension and other postretirement liabilities	1,485	15	882	-	2,382
Other long-term liabilities	818	112	189	-	1,119
Total liabilities	7,674	218	3,133	(2,834)	8,191
Total Eastman Kodak Company shareholders' equity	985	1,312	2,013	(3,325)	985
Noncontrolling interest	-	-	3	-	3
Equity	985	1,312	2,016	(3,325)	988
TOTAL LIABILITIES AND EQUITY	$ 8,659	$ 1,530	$ 5,149	$ (6,159)	$ 9,179

The following reflects the condensed consolidating Statement of Cash Flows for the year ended December 31, 2009:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net cash (used in) provided by continuing operations	$ (251)	$ -	$ 115	$ -	$ (136)
Net cash provided by discontinued operations	-	-	-	-	-
Net cash (used in) provided by operating activities	(251)	-	115	-	(136)
Cash flows from investing activities:					
Additions to properties	(65)	(5)	(82)	-	(152)
Proceeds from sales of businesses/assets	107	3	46	-	156
Acquisitions, net of cash acquired	(17)	-	-	-	(17)
Funding of restricted cash account	(12)	-	-	-	(12)
Advances from (to) Kodak companies	4	-	(15)	11	-
Marketable securities - sales	-	-	39	-	39
Marketable securities - purchases	-	-	(36)	-	(36)
Intercompany dividends	99	-	-	(99)	-
Net cash provided by (used in) investing activities	116	(2)	(48)	(88)	(22)
Cash flows from financing activities:					
Proceeds from borrowings	679	-	33	-	712
Debt issuance costs	(30)	-	-	-	(30)
Repayment of borrowings	(573)	-	(76)	-	(649)
Advances from (to) Kodak companies	15	-	(4)	(11)	-
Intercompany dividends	-	-	(99)	99	-
Net cash provided by (used in) financing activities	91	-	(146)	88	33
Effect of exchange rate changes on cash	-	-	4	-	4
Net decrease in cash and cash equivalents	(44)	(2)	(75)	-	(121)
Cash and cash equivalents, beginning of period	848	10	1,287	-	2,145
Cash and cash equivalents, end of period	$ 804	$ 8	$ 1,212	$ -	$ 2,024

The following reflects the condensed consolidating Statement of Cash Flows for the year ended December 31, 2008:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net cash (used in) provided by continuing operations	$ (362)	$ 11	$ 223	$ -	$ (128)
Net cash provided by discontinued operations	296	-	-	-	296
Net cash (used in) provided by operating activities	(66)	11	223	-	168
Cash flows from investing activities:					
Additions to properties	(133)	(23)	(98)	-	(254)
Proceeds from sales of businesses/assets	87	-	5	-	92
Acquisitions, net of cash acquired	(38)	-	-	-	(38)
Advances (to) from Kodak companies	(29)	-	(14)	43	-
Marketable securities - sales	-	-	162	-	162
Marketable securities - purchases	-	-	(150)	-	(150)
Intercompany dividends	602	-	-	(602)	-
Net cash provided by (used in) investing activities	489	(23)	(95)	(559)	(188)
Cash flows from financing activities:					
Proceeds from borrowings	-	-	140	-	140
Repayment of borrowings	(257)	-	(189)	-	(446)
Stock repurchases	(301)	-	-	-	(301)
Dividends to shareholders	(139)	-	-	-	(139)
Advances from (to) Kodak companies	14	-	29	(43)	-
Intercompany dividends	-	-	(602)	602	-
Net cash used in financing activities	(683)	-	(622)	559	(746)
Effect of exchange rate changes on cash	-	-	(36)	-	(36)
Net decrease in cash and cash equivalents	(260)	(12)	(530)	-	(802)
Cash and cash equivalents, beginning of period	1,108	22	1,817	-	2,947
Cash and cash equivalents, end of period	$ 848	$ 10	$ 1,287	$ -	$ 2,145

The following reflects the condensed consolidating Statement of Cash Flows for the year ended December 31, 2007:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net cash (used in) provided by continuing operations	$ (324)	$ 54	$ 635	$ -	$ 365
Net cash provided by (used in) discontinued operations	59	-	(96)	-	(37)
Net cash (used in) provided by operating activities	(265)	54	539	-	328
Cash flows from investing activities:					
Additions to properties	(99)	(39)	(121)	-	(259)
Proceeds from sales of businesses/assets	52	1	174	-	227
Acquisitions, net of cash acquired	-	-	(2)	-	(2)
Advances (to) from Kodak companies	301	-	23	(324)	-
Marketable securities - sales	-	-	166	-	166
Marketable securities - purchases	-	-	(173)	-	(173)
Intercompany dividends	244	-	-	(244)	-
Net cash provided by (used in) investing activities	498	(38)	67	(568)	(41)
Net cash provided by discontinued operations	1,433	-	1,016	-	2,449
Net cash provided by (used in) investing activities	1,931	(38)	1,083	(568)	2,408
Cash flows from financing activities:					
Proceeds from borrowings	-	-	163	-	163
Repayment of borrowings	(868)	-	(495)	-	(1,363)
Dividends to shareholders	(144)	-	-	-	(144)
Advances from (to) Kodak companies	(23)	-	(301)	324	-
Intercompany dividends	-		(244)	244	-
Exercise of employee stock options	6	-	-	-	6
Net cash used in financing activities	(1,029)	-	(877)	568	(1,338)
Net cash provided by discontinued operations	-	-	44	-	44
Net cash used in financing activities	(1,029)	-	(833)	568	(1,294)
Effect of exchange rate changes on cash	-	-	36	-	36
Net increase in cash and cash equivalents	637	16	825	-	1,478
Cash and cash equivalents, beginning of period	471	6	992	-	1,469
Cash and cash equivalents, end of period	$ 1,108	$ 22	$ 1,817	$ -	$ 2,947

Eastman Kodak Company
SUMMARY OF OPERATING DATA - UNAUDITED

(in millions, except per share data, shareholders, and employees)

	2009		2008		2007		2006		2005	
Net sales from continuing operations	$ 7,606		$ 9,416		$ 10,301		$ 10,568		$ 11,395	
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(28)		(821)		(230)		(476)		(1,073)	
(Loss) earnings from:										
Continuing operations	(232)	(1)	(727)	(2)	(206)	(3)	(796)	(4)	(1,650)	(5)
Discontinued operations	17	(6)	285	(6)	884	(6)	209		458	
Cumulative effect of accounting change	-		-		-		-		(55)	
Extraordinary item, net of tax	6		-		-		-		-	
Net (Loss) Earnings	(209)		(442)		678		(587)		(1,247)	
Less: Net earnings attributable to noncontrolling interests	(1)		-		(2)		(7)		(4)	
Net (Loss) Earnings Attributable to Eastman Kodak Company	(210)		(442)		676		(594)		(1,251)	
Earnings and Dividends										
(Loss) earnings from continuing operations - % of net sales from continuing operations	-3.1%		-7.7%		-2.0%		-7.5%		-14.5%	
Net (loss) earnings - % return on average equity	-44.0%		-21.8%		30.2%		-31.3%		-39.1%	
Basic and diluted (loss) earnings per share attributable to Eastman Kodak Company common shareholders:										
Continuing operations	(0.87)		(2.58)		(0.71)		(2.78)		(5.72)	
Discontinued operations	0.07		1.01		3.06		0.71		1.56	
Cumulative effect of accounting change	-		-		-		-		(0.19)	
Extraordinary item, net of tax	0.02		-		-		-			
Total	(0.78)		(1.57)		2.35		(2.07)		(4.35)	
Cash dividends declared and paid										
- on common shares	-		139		144		144		144	
- per comon share	-		0.50		0.50		0.50		0.50	
Common shares outstanding at year end	268.6		268.2		288.0		287.3		287.2	
Shareholders at year end	54,078		56,115		58,652		63,193		75,619	
Statement of Financial Position Data										
Working capital	1,407		1,566		1,631		1,027		624	
Property, plant and equipment, net	1,254		1,551		1,811		2,602		3,464	
Total assets	7,691		9,179		13,659		14,320		15,236	
Short-term borrowings and current portion of long-term debt	62		51		308		64		819	
Long-term debt, net of current portion	1,129		1,252		1,289		2,714		2,764	

(footnotes on next page)

continued on next page

Eastman Kodak Company
SUMMARY OF OPERATING DATA - UNAUDITED *continued*

(in millions, except per share data, shareholders, and employees)

	2009	2008	2007	2006	2005
Supplemental Information					
Net sales from continuing operations					
- CDG	$ 2,619	$ 3,088	$ 3,247	$ 3,013	$ 3,315
- FPEG	2,257	2,987	3,632	4,254	5,453
- GCG	2,726	3,334	3,413	3,287	2,604
- All Other	4	7	9	14	23
Research and development costs	356	478	525	573	714
Depreciation	354	420	679	1,075	1,191
Taxes (excludes payroll, sales and excise taxes) (7)	149	(105)	5	320	788
Wages, salaries and employee benefits (8)	1,732	2,141	2,846	3,480	3,941
Employees as of year end					
- in the U.S. (7)	10,630	12,800	14,200	20,600	25,500
- worldwide (7)	20,250	24,400	26,900	40,900	51,100

(1) Includes pre-tax restructuring and rationalization charges of $258 million; a $5 million charge related to a legal settlement; $94 million of income related to gains on asset sales; $7 million of income related to the reversal of negative goodwill; $10 million of income related to reversals of value-added tax reserves; and a $6 million asset impairment charge. These items increased net loss from continuing operations by $138 million.

(2) Includes a pre-tax goodwill impairment charge of $785 million; pre-tax restructuring and rationalization charges of $149 million, net of reversals; $21 million of income related to gains on sales of assets and businesses; $3 million of charges related to asset impairments; $41 million of charges for legal contingencies and settlements; $10 million of charges for support of an educational institution; $94 million of income related to postemployment benefit plans; $3 million of income for a foreign export contingency; $270 million of income related to an IRS refund; and charges of $27 million related to other discrete tax items. These items increased net loss from continuing operations by $610 million.

(3) Includes pre-tax restructuring charges of $662 million, net of reversals; $157 million of income related to property and asset sales; $57 million of charges related to asset impairments; $6 million of charges for the establishment of a loan reserve; $9 million of charges for a foreign export contingency; and tax adjustments of $14 million. These items increased net loss from continuing operations by $464 million.

(4) Includes pre-tax restructuring charges of $698 million, net of reversals; $2 million of income related to legal settlements; $46 million of income related to property and asset sales; and $11 million of charges related to asset impairments. These items increased net loss by $691 million. Also included is a valuation allowance of $89 million recorded against the Company's net deferred assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned net loss impact.

(5) Includes pre-tax restructuring charges of $1,092 million; $52 million of purchased R&D; $44 million for charges related to asset impairments; $41 million of income related to the gain on the sale of properties in connection with restructuring actions; $21 million for unfavorable legal settlements and a $6 million tax charge related to a change in estimate with respect to a tax benefit recorded in connection with a land donation in a prior period. These items increased net loss by $1,080 million. Also included is a valuation allowance of $961 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned net loss impact.

(6) Refer to Note 22, "Discontinued Operations" in the Notes to Financial Statements for a discussion regarding the earnings from discontinued operations.

(7) Amounts for 2006 and prior years have not been adjusted to remove amounts associated with the Health Group.

(8) Amounts for 2007 and prior years have not been adjusted to remove wages, salaries and employee benefits associated with the Health Group.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework." Based on management's assessment using the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report which appears on page 54 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation of disclosure controls and procedures described above, there was no change identified in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Board of Directors" in the Company's Notice of 2010 Annual Meeting and Proxy Statement (the "Proxy Statement"), which will be filed within 120 days after December 31, 2009. The information required by Item 10 regarding audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Audit Committee Financial Qualifications" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I under the caption "Executive Officers of the Registrant" on page 18. The information required by Item 10 regarding the Company's written code of ethics is incorporated by reference from the information under the captions "Board Structure and Corporate Governance - Corporate Governance Guidelines" and "Board Structure and Corporate Governance - Business Conduct Guide and Directors' Code of Conduct" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption "Reporting Compliance - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information under the following captions in the Proxy Statement: "Board Structure and Corporate Governance" and "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Most of the information required by Item 12 is incorporated by reference from the information under the captions "Beneficial Ownership" in the Proxy Statement. "Stock Options and SARs Outstanding under Shareholder and Non-Shareholder Approved Plans" is shown below:

Stock Options and Sars Outstanding Under Shareholder and Non-Shareholder Approved Plans

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 23,679,834, including total SARs outstanding of 159,735, have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	21,213,455	$27.73	7,382,719
Equity compensation plans not approved by security holders (2)	2,466,379	$35.96	0
Total	23,679,834	$28.59	7,382,719

(1) The Company's equity compensation plans approved by security holders include the 2005 Omnibus Long-Term Compensation Plan, the 2000 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, and the Wage Dividend Plan.

footnotes continued on next page

(2) The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan.

The 1997 Stock Option Plan, a plan formerly maintained by the Company for the purpose of attracting and retaining senior executive officers, became effective on February 13, 1997, and expired on December 31, 2003. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. The plan permitted awards to be granted in the form of stock options, shares of common stock and restricted shares of common stock. The maximum number of shares that were available for grant under the plan was 3,380,000. The plan required all stock option awards to be non-qualified, have an exercise price not less than 100% of fair market value of the Company's stock on the date of the option's grant and expire on the tenth anniversary of the date of grant. Awards issued in the form of shares of common stock or restricted shares of common stock were subject to such terms, conditions and restrictions as the Compensation Committee deemed appropriate.

The Kodak Stock Option Plan, an "all employee stock option plan" which the Company formerly maintained, became effective on March 13, 1998, and terminated on March 12, 2003. The plan was used in 1998 to grant an award of 100 non-qualified stock options or, in those countries where the grant of stock options was not possible, 100 freestanding stock appreciation rights, to almost all full-time and part-time employees of the Company and many of its domestic and foreign subsidiaries. In March of 2000, the Company made essentially an identical grant under the plan to generally the same category of employees. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. A total of 16,600,000 shares were available for grant under the plan. All awards granted under the plan generally contained the following features: 1) a grant price equal to the fair market value of the Company's common stock on the date of grant; 2) a two-year vesting period; and 3) a term of 10 years.

On December 31, 2009, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans represented by all stock incentives granted and available for future grant under all plans) was 13.0%.

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years, and the average run rate over the last three years.

(shares in thousands)	Run Rate for the Year Ended December 31,			
	2009	**2008**	**2007**	**3-year Average**
Stock options granted	1,229	2,813	1,813	1,952
Unvested service-based stock granted	7,585	796	183	2,855
Actual performance-based stock awards earned	563	164	63	263
Basic common shares outstanding at fiscal year end	268,631	268,169	288,000	274,933
Run rate	3.49%	1.41%	0.71%	1.84%

The Company continues to manage its run rate of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant, and motivational.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Compensation of Named Executive Officers - Employment and Retention Arrangements" and "Board Structure and Corporate Governance - Board Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 regarding principal auditor fees and services is incorporated by reference from the information under the caption "Committee Reports - Report of the Audit Committee" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

3. Additional data required to be furnished:

Exhibits required as part of this report are listed in the index appearing on pages 128 through 132.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By:
/s/ Antonio M. Perez
Antonio M. Perez
Chairman & Chief Executive Officer

By:
/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer and
Executive Vice President

/s/ Eric H. Samuels
Eric H. Samuels
Chief Accounting Officer and
Corporate Controller

Date: February 22, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Richard S. Braddock
Richard S. Braddock, Director

/s/ Herald Chen
Herald Chen, Director

/s/ Adam Clammer
Adam Clammer, Director

/s/ Timothy M. Donahue
Timothy M. Donahue, Director

/s/ Michael Hawley
Michael Hawley, Director

/s/ William H. Hernandez
William H. Hernandez, Director

/s/ Douglas R. Lebda
Douglas R. Lebda, Director

/s/ Debra L. Lee
Debra L. Lee, Director

/s/ Delano E. Lewis
Delano E. Lewis, Director

/s/ William G. Parrett
William G. Parrett, Director

/s/ Antonio M. Perez
Antonio M. Perez, Director

/s/ Joel Seligman
Joel Seligman, Director

/s/ Dennis F. Strigl
Dennis F. Strigl, Director

/s/ Laura D'Andrea Tyson
Laura D'Andrea Tyson, Director

Date: February 22, 2010

SCHEDULE II

EASTMAN KODAK COMPANY
VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charges to Earnings and Equity	Amounts Written Off	Balance at End of Period
Year ended December 31, 2009				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 90	$ 23	$ 34	$ 79
Reserve for loss on returns and allowances	23	25	29	19
Total	$ 113	$ 48	$ 63	$ 98
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 8	$ -	$ 2	$ 6
From Deferred Tax Assets:				
Valuation allowance	$ 1,665	$ 633	$ 206	$ 2,092
Year ended December 31, 2008				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 83	$ 42	$ 35	$ 90
Reserve for loss on returns and allowances	31	16	24	23
Total	$ 114	$ 58	$ 59	$ 113
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 6	$ 2	$ -	$ 8
From Deferred Tax Assets:				
Valuation allowance	$ 1,249	$ 542	$ 126	$ 1,665
Year ended December 31, 2007				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 97	$ 25	$ 39	$ 83
Reserve for loss on returns and allowances	37	16	22	31
Total	$ 134	$ 41	$ 61	$ 114
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 8	$ 1	$ 3	$ 6
From Deferred Tax Assets:				
Valuation allowance	$ 1,849	$ 11	$ 611	$ 1,249

EASTMAN KODAK COMPANY
INDEX TO EXHIBITS

Exhibit Number

(3.1) Certificate of Incorporation, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

(3.2) By-laws, as amended and restated February 24, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date February 24, 2009, as filed on March 3, 2009, Exhibit 3.2.)

(4.1) Indenture dated as of January 1, 1988 between Eastman Kodak Company and The Bank of New York as Trustee.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 25, 1988, Exhibit 4.)

(4.2) First Supplemental Indenture dated as of September 6, 1991 and Second Supplemental Indenture dated as of September 20, 1991, each between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 4.)

(4.3) Third Supplemental Indenture dated as of January 26, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 4.)

(4.4) Fourth Supplemental Indenture dated as of March 1, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit 4.)

(4.5) Form of the 7.25% Senior Notes due 2013.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.6) Resolutions of the Committee of the Board of Directors of Eastman Kodak Company, adopted on October 7, 2003, establishing the terms of the Securities.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.7) Fifth Supplemental Indenture, dated October 10, 2003, between Eastman Kodak Company and The Bank of New York, as Trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.8) Secured Credit Agreement, dated as of October 18, 2005, among Eastman Kodak Company and Kodak Graphic Communications Canada Company, the banks named therein, Citigroup Global Markets Inc., as lead arranger and bookrunner, Lloyds TSB Bank PLC, as syndication agent, Credit Suisse, Cayman Islands Branch, Bank of America, N. A. and The CIT Group/Business Credit, Inc., as co-documentation agents, and Citicorp USA, Inc., as agent for the lenders.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.1.)

Amendment No. 1 to the Credit Agreement (including Exhibit A – Amended and Restated Credit Agreement), dated as of March 31, 2009, among Eastman Kodak Company, Kodak Graphic Communications Canada Company, and Kodak Canada Inc., the lenders party thereto, and Citicorp USA, Inc. as agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.8.)

Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of September 17, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 17, 2009, as filed on September 18, 2009, Exhibit 10.1.)

Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of February 10, 2010, among Eastman Kodak Company, Kodak Canada Inc., the lenders party thereto and Citicorp USA, Inc., as Agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date February 10, 2010, as filed on February 12, 2010, Exhibit 10.1.)

(4.9) Security Agreement, dated as of October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.9.)

(4.10) Canadian Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.10.)

(4.11) Indenture, dated as of September 23, 2009, between Eastman Kodak Company and The Bank of New York Mellon, as trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 23, 2009, as filed on September 23, 2009, Exhibit 4.1.)

(4.12) Indenture, dated as of September 29, 2009, between Eastman Kodak Company and The Bank of New York Mellon, as trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 4.1.)

(4.13) Form of Warrant.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.2.)

(4.14) Registration Rights Agreement, dated as of September 29, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.3.)

(4.15) Purchase Agreement, dated as of September 16, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.1.)

Eastman Kodak Company and certain subsidiaries are parties to instruments defining the rights of holders of long-term debt that was not registered under the Securities Act of 1933. Eastman Kodak Company has undertaken to furnish a copy of these instruments to the Securities and Exchange Commission upon request.

(10.1) Philip J. Faraci Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Exhibit 10.)

Amendment, dated February 28, 2007, to Philip J. Faraci Letter Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.2.)

Second Amendment, dated December 9, 2008, to Philip J. Faraci Letter Agreement Dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.1.)

(10.2) Eastman Kodak Company Deferred Compensation Plan for Directors, as amended and restated effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.2.)

(10.3) Eastman Kodak Company Non-Employee Director Annual Compensation Program. The equity portion of the retainer became effective December 11, 2007; the cash portion of the retainer became effective January 1, 2008.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Exhibit 10.)

(10.4) 1982 Eastman Kodak Company Executive Deferred Compensation Plan, as amended and restated effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.4.)

(10.5) Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, as amended, effective January 1,2009. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.5.)

Form of Notice of Award of Non-Qualified Stock Options pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.2.)

Form of Notice of Award of Restricted Stock, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.3.)

Form of Notice of Award of Restricted Stock with a Deferral Feature, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10.)

Form of Administrative Guide for Annual Officer Stock Options Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Stock Option Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Restricted Stock Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Administrative Guide for Leadership Stock Program under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, Exhibit 10.)

(10.7) Administrative Guide for the 2007 Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.7.)

(10.8) Administrative Guide for the 2008 Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.8.)

Administrative Guide for the 20__ Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, Exhibit 10.6.)

(10.9) Administrative Guide for September 16, 2008 Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.9.)

(10.10) Form of Administrative Guide for Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.10.)

(10.11) Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.1.)

Amendment, dated September 26, 2006, to Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.2.)

(10.12) Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, as amended, effective as of November 12, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

(10.13) Kodak Executive Financial Counseling Program.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.)

(10.14) Personal Umbrella Liability Insurance Coverage.
Eastman Kodak Company provides $5,000,000 personal umbrella liability insurance coverage to its approximately 160 key executives. The coverage, which is insured through The Mayflower Insurance Company, Ltd., supplements participants' personal coverage. The Company pays the cost of this insurance. Income is imputed to participants.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Exhibit 10.)

(10.16) Kodak Stock Option Plan, as amended and restated August 26, 2002.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Exhibit 10.)

(10.17) Eastman Kodak Company 1997 Stock Option Plan, as amended effective as of March 13, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

(10.18) Eastman Kodak Company 2000 Omnibus Long-Term Compensation Plan, as amended, effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.18.)

Form of Notice of Award of Non-Qualified Stock Options Granted To ________, Pursuant to the 2000 Omnibus Long-Term Compensation Plan; and Form of Notice of Award of Restricted Stock Granted To ______, Pursuant to the 2000 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

(10.19) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Article 12 of the 2000 Omnibus Long-Term Compensation Plan, as amended January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.19.)

(10.20) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Section 13 of the 2000 Omnibus Plan, as amended January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.20.)

(10.21) Eastman Kodak Company Executive Compensation for Excellence and Leadership Plan, as amended, effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.21.)

(10.22) Eastman Kodak Company Executive Protection Plan, as amended December 12, 2008, effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.22.)

(10.23) Eastman Kodak Company Estate Enhancement Plan, as adopted effective March 6, 2000.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

(10.24) Antonio M. Perez Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, Exhibit 10 Z.)

Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to

Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.2.).

Notice of Award of Restricted Stock with a Deferral Feature Granted to Antonio M. Perez, effective June 1, 2005, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10 CC.)

Amendment, dated February 27, 2007, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.1).

Second Amendment, dated December 9, 2008, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.24.)

Amendment, dated September 28, 2009, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.25) Mary Jane Hellyar Retention Agreement dated August 14, 2006.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Exhibit 10.)

(10.26) Asset Purchase Agreement between Eastman Kodak Company and Onex Healthcare Holdings, Inc., dated as of January 9, 2007.
Amendment No. 1 To the Asset Purchase Agreement.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, Exhibit 10 CC.)

(10.27) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (For Executives).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.28) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (For Executive Council and Operations Council Members).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.29) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (Hold Until Retirement Provision).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(12) Statement Re Computation of Ratio of Earnings to Fixed Charges.

(21) Subsidiaries of Eastman Kodak Company.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification.

(31.2) Certification.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended December 31, 2009	2008	2007	2006	2005
Loss from continuing operations before provision for income taxes	$ (117)	$ (874)	$ (257)	$ (582)	$ (1,211)
Adjustments:					
Undistributed (earnings) loss of equity method investees	-	-	(1)	(7)	(12)
Interest expense	119	108	143	262	211
Interest component of rental expense (1)	36	39	43	53	50
Amortization of capitalized interest	2	2	9	43	22
Earnings as adjusted	$ 40	$ (725)	$ (63)	$ (231)	$ (940)
Fixed charges:					
Interest expense	119	108	143	262	211
Interest component of rental expense (1)	36	39	43	53	50
Capitalized interest	2	3	2	3	3
Total fixed charges	$ 157	$ 150	$ 188	$ 318	$ 264
Ratio of earnings to fixed charges	*	**	***	****	*****

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $117 million.

** Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $875 million.

*** Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

**** Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $549 million.

***** Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $1,204 million.

Exhibit (21)

SUBSIDIARIES OF EASTMAN KODAK COMPANY

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	New Jersey
Laser-Pacific Media Corporation	Delaware
FPC, Inc.	California
Qualex Inc.	Delaware
Qualex Canada Photofinishing Inc.	Canada
Eastman Gelatine Corporation	Massachusetts
Kodak Imaging Network, Inc. (formerly Ofoto, Inc.)	Delaware
Kodak Graphic Communications Canada Company	Canada
Kodak Canada Inc.	Canada
Kodak Argentina S.A.I.C.	Argentina
Kodak Chilena S.A. Fotografica	Chile
Kodak Americas, Ltd.	New York
Kodak Venezuela, S.A.	Venezuela
Kodak (Near East), Inc.	New York
Kodak (Singapore) Pte. Limited	Singapore
Kodak Philippines, Ltd.	New York
Kodak Polychrome Graphics Company Ltd.	Barbados
Kodak Limited	England
Cinesite (Europe) Limited	England
Kodak India Limited	India
Kodak International Finance Limited	England
Kodak Polska Sp.zo.o	Poland
Kodak OOO	Russia
Kodak	France
Kodak Verwaltung GmbH	Germany
Eastman Kodak Holdings B.V.	Netherlands
Eastman Kodak Sarl	Switzerland
Kodak Brasileira Comercio de Produtos para Imagem e Servicos Ltda.	Brazil
Kodak Nederland B.V.	Netherlands
Kodak (Hong Kong) Limited	Hong Kong
Kodak (China) Limited	Hong Kong
Kodak (China) Investment Company Ltd.	China

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	
Kodak Korea Ltd.	South Korea
Kodak New Zealand Limited	New Zealand
Kodak (Australasia) Pty. Ltd.	Australia
Kodak (South Africa) (Proprietary) Limited	South Africa
Kodak (Egypt) S.A.E.	Egypt
Kodak (Malaysia) Sdn.Bhd.	Malaysia
Kodak (Taiwan) Limited	Taiwan
Eastman Kodak International Capital Company, Inc.	Delaware
Kodak de Mexico S.A. de C.V.	Mexico
Kodak Export de Mexico, S. de R.L. de C.V.	Mexico
Kodak Mexicana, S.A. de C.V.	Mexico
N.V. Kodak S.A.	Belgium
Kodak A/S	Denmark
Kodak SA/NV	Belgium
Kodak Norge A/S	Norway
Kodak Societe Anonyme	Switzerland
Kodak (Thailand) Limited	Thailand
Kodak Gesellschaft m.b.H.	Austria
Kodak Kft.	Hungary
Kodak Oy	Finland
Kodak S.p.A.	Italy
Kodak Portuguesa Limited	New York
Kodak, S.A.	Spain
Kodak Nordic AB	Sweden
Kodak Japan Ltd.	Japan
K. K. Kodak Information Systems	Japan
Kodak Digital Product Center, Japan Ltd.	Japan
Kodak Electronic Products (Shanghai) Company Limited	China
Kodak (China) Company Limited	China
Kodak (China) Graphic Communications Company Ltd.	China
Kodak (Wuxi) Company Limited	China
Kodak (Xiamen) Company Limited	China
Kodak (Shanghai) International Trading Co. Ltd.	China
Shanghai Da Hai Camera Co., Ltd.	China

Note: Subsidiary Company names are indented under the name of the parent company.

Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-160889 and No. 333-111726) and Form S-8 (No. 333-125355, No. 333-64366, No. 333-43526, No. 333-43524, No. 333-57659 and No. 333-57729) of Eastman Kodak Company of our report dated February 22, 2010 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 22, 2010

Exhibit (31.1)

CERTIFICATION

I, Antonio M. Perez, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

Exhibit (31.2)

CERTIFICATION

I, Frank S. Sklarsky, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer

Exhibit (32.1)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio M. Perez, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

February 22, 2010

Exhibit (32.2)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank S. Sklarsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer

February 22, 2010

NOTICE OF 2010 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice April 1, 2010

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

TABLE OF CONTENTS

PROXY STATEMENT

QUESTIONS & ANSWERS

PROPOSALS

BOARD STRUCTURE AND CORPORATE GOVERNANCE

BENEFICIAL OWNERSHIP

COMMITTEE REPORTS

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION OF NAMED EXECUTIVE OFFICERS

REPORTING COMPLIANCE

EXHIBITS

ANNUAL MEETING INFORMATION

NOTICE OF 2010 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 12, 2010 at 9:00 a.m., Eastern Time, at The Learning Center at Miami Valley Research Park, 1900 Founders Drive, Dayton, OH 45420. You will be asked to vote on Company proposals.

Whether or not you attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card or voting instruction card. We encourage you to use the internet, as it is the most cost-effective way to vote.

We look forward to seeing you at the Annual Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,

Antonio M. Perez
Chairman of the Board

NOTICE OF THE 2010 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 12, 2010 at 9:00 a.m., Eastern Time, at The Learning Center at Miami Valley Research Park, 1900 Founders Drive, Dayton, OH 45420. The following proposals will be voted on at the Annual Meeting:

1. Election of 14 directors named in the Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Approval of amendment to, and re-approval of the material terms of, the 2005 Omnibus Long-Term Compensation Plan.
4. Approval of amendment to, and re-approval of the material terms of, the Executive Compensation for Excellence and Leadership (EXCEL) Plan.

The Board of Directors recommends a vote FOR Items 1, 2, 3 and 4.

If you were a shareholder of record at the close of business on March 15, 2010, you are entitled to vote at the Annual Meeting.

We are taking advantage of the Securities and Exchange Commission "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. These rules allow us to provide you with the information you need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting.

If you have any questions about the Annual Meeting, please contact: Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218, (585) 724-5492, e-mail: shareholderservices@kodak.com.

The Annual Meeting will be accessible by the handicapped. If you require special assistance, contact Shareholder Services.

By Order of the Board of Directors

Patrick M. Sheller
Secretary & Chief Compliance Officer
Eastman Kodak Company
April 1, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on May 12, 2010. The Notice of 2010 Annual Meeting and Proxy Statement and 2009 Annual Report on Form 10-K are available at www.envisionreports.com/ek.

QUESTIONS & ANSWERS

Q. ***Why am I receiving these proxy materials?***

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or has delivered printed versions to you by mail in connection with Kodak's 2010 Annual Meeting of Shareholders (the Annual Meeting), which will take place on Wednesday, May 12, 2010. As a shareholder of record, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. The approximate date on which these proxy materials are being made available to you is April 1, 2010.

Q. ***What is included in these proxy materials?***

A. These proxy materials include:

- Our 2009 Annual Report on Form 10-K; and
- Notice of 2010 Annual Meeting and Proxy Statement.

If you received printed versions of the proxy materials by mail, these proxy materials also include the Proxy Card for the Annual Meeting.

Q. ***What am I voting on?***

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 12, 2010 at 9:00 a.m., Eastern Time, at The Learning Center at Miami Valley Research Park, Dayton, OH 45420, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of directors for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Approval of amendment to, and re-approval of the material terms of, the 2005 Omnibus Long-Term Compensation Plan.
4. Approval of amendment to, and re-approval of the material terms of, the Executive Compensation for Excellence and Leadership (EXCEL) Plan.

The Board recommends that you vote FOR each of these proposals.

Q. ***Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?***

A. This year, we are pleased to be again using the Securities and Exchange Commission (SEC) "e-proxy" rules. These rules allow companies to furnish proxy materials to shareholders over the internet. The "e-proxy" rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials and allow them instead to deliver to their shareholders a "Notice of Internet Availability of Proxy Materials" (the Notice) and to provide online access to the documents. As a result, we mailed to many of our shareholders the Notice on or about April 1, 2010.

The Notice provides instructions on how to:

- View our proxy materials for the Annual Meeting on the internet; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the environmental impact of printed materials.

Q. ***Why didn't I receive a notice in the mail about the internet availability of the proxy materials?***

A. We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice.

In addition, we are providing the Notice by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where materials are available.

Q. _Where can I view the proxy materials on the internet?_

A. This Proxy Statement, the form of proxy and voting instructions are being made available to shareholders on or about April 1, 2010, at **www.envisionreports.com/ek**. Our 2009 Annual Report on Form 10-K is being made available at the same time and by the same method. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Q. _How can I receive a printed copy of the proxy materials?_

A. **Shareholder of Record.** You may request a printed copy of the proxy materials by any of the following methods:

- Telephone at (866) 641-4276;
- Internet at **www.envisionreports.com/ek**; or
- E-mail at **investorvote@computershare.com**. Reference "Proxy Materials Order" on the subject line. In the message, include your full name, address, and the number located in the shaded bar on the Notice, and state that you want to receive a paper copy of current and/or future meeting materials.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your broker, trustee or nominee.

Q. _What is the difference between holding shares as a shareholder of record and as a beneficial owner?_

A. Most Kodak shareholders hold their shares through a broker or other nominee (beneficial ownership) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered in your name with Kodak's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being made available directly to you by Kodak. As the shareholder of record, you have the right to give your voting proxy to Kodak management or a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares and you are also invited to attend the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. **Due to a change in New York Stock Exchange rules, your broker cannot vote your shares without your instructions. If you do not provide voting instructions, your shares will not be voted or counted on several important matters.** In order for your shares to be voted, you must either: 1) obtain a legal proxy that gives you the right to vote the shares at the Annual Meeting or 2) provide voting instructions to your broker.

Q. _Will any other matter be voted on?_

A. We are not aware of any other matters you will be asked to vote on at the Annual Meeting. If you have returned your signed proxy card or otherwise given the Company's management your proxy, and any other matter is properly brought before the Annual Meeting, Antonio M. Perez and Patrick M. Sheller, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires that you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. _How do I vote?_

A. **Shareholder of Record.** There are four ways to vote, if you are a shareholder of record:

- By internet at **www.envisionreports.com/ek**. We encourage you to vote this way.
- By toll-free telephone: (800) 652-VOTE (8683).
- By completing and mailing your proxy card.
- By written ballot at the Annual Meeting.

Your shares will be voted as you indicate. If you return your signed proxy card or otherwise give the Company's management your proxy, but do not indicate your voting preferences, Antonio M. Perez and Patrick M. Sheller will vote your shares FOR Items 1, 2, 3 and 4. As to any other business that may properly come before the Annual Meeting, Antonio M. Perez and Patrick M. Sheller will vote in accordance with their best judgment, although the Company does not presently know of any other business.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What happens if I do not give specific voting instructions?***

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- If you sign and return a proxy card without giving specific voting instructions,

the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. Due to a change in New York Stock Exchange rules, if you do not provide your broker, trustee or nominee with specific voting instructions or if you do not obtain a legal proxy that gives you the right to vote the shares, your shares will not be voted or counted on several important matters.

Q. ***What is the deadline for voting my shares?***

A. **Shareholder of Record.** If you are a shareholder of record and vote by internet or telephone, your vote must be received by 1:00 a.m., Eastern Time, on May 12, 2010, the morning of the Annual Meeting. If you are a shareholder of record and vote by mail or by written ballot at the Annual Meeting, your vote must be received before the polls close at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your broker, trustee or nominee. You may vote your shares in person at the Annual Meeting only if you obtain a legal proxy from your broker, trustee or nominee and provide it at the Annual Meeting.

Q. ***Who can vote?***

A. To be able to vote your Kodak shares, the records of the Company must show that you held your shares as of the close of business on March 15, 2010, the record date for the Annual Meeting. Each share of common stock is entitled to one vote.

Q. ***How can I change my vote or revoke my proxy?***

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a timely new vote by internet or telephone;
- Returning a later-dated proxy card; or
- Notifying Patrick M. Sheller, Secretary.

You may also complete a written ballot at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***How are votes counted?***

A. In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. If you elect to abstain in the election of directors, the abstention will not impact the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal to ratify the Audit Committee's selection of the independent registered public accounting firm. In tabulating the voting results for this proposal, only "FOR" and "AGAINST" votes are counted. If you elect to abstain with respect to this proposal, the abstention will not impact the ratification of the Audit Committee's selection of the independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal to approve the amendment to, and re-approve the material terms of, the 2005 Omnibus Plan. In tabulating the voting results for this item, only "FOR and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal to approve the amendment to, and re-approve the material terms of, the EXCEL Plan. In tabulating the voting results for this item, only "FOR" and "AGAINST" votes are counted.

Q. *What vote is required to approve each proposal?*

A. The following table describes the voting requirements for each proposal:

Item 1 — Election of Directors	In February 2009, the Board amended the Company's By-laws to adopt a majority voting standard for uncontested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the 2010 election of directors is an uncontested election. To be elected in an uncontested election, a director nominee must be elected by a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast FOR a nominee's election must exceed the number of votes cast AGAINST the nominee's election. Each nominee receiving more votes FOR his or her election than votes AGAINST his or her election will be elected.
Item 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 3 — Approval of Amendment to, and Re-approval of the Material Terms of, the 2005 Omnibus Long-Term Compensation Plan	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 4 — Approval of Amendment to, and Re-approval of the Material Terms of, the Executive Compensation for Excellence and Leadership (EXCEL) Plan	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.

Q. *Is my vote confidential?*

A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the votes have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. *Who will count the vote?*

A. Computershare Trust Company, N.A. will count the vote. Its representative will serve as the inspector of election.

Q. *Who can attend the Annual Meeting?*

A. If the records of the Company show that you held your shares as of the close of business on March 15, 2010, the record date for the Annual Meeting, you can attend the Annual Meeting. Seating, however, is limited. Attendance at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting. Photographs may be taken and videotaping may be conducted at the Annual Meeting by the Company. We may use these images in publications. If you attend the Annual Meeting, we assume we have your permission to use your image.

Q. *What do I need to do to attend the Annual Meeting?*

A. To attend the Annual Meeting, please follow these instructions:

- If you vote by internet or telephone, follow the instructions provided for attendance.
- If you vote by using a proxy card, check the appropriate box on the card.
- If you are a beneficial owner, bring proof of your ownership with you to the Annual Meeting.
- To enter the Annual Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Registration desk upon arrival at the Annual Meeting.

Seating at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting.

Q. ***Can I bring a guest?***

A. Yes. If you plan to bring a guest to the Annual Meeting, follow the instructions on the internet or telephone or check the appropriate box on your proxy card. When you go through the registration area at the Annual Meeting, your guest must register with you.

Q. ***What is the quorum requirement of the Annual Meeting?***

A. A majority of the outstanding shares on May 12, 2010 constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes, other than where stated, will be counted in determining the quorum, but neither will be counted as votes cast. On March 15, 2010, there were 268,673,667 shares outstanding.

Q. ***Where can I find the voting results of the Annual Meeting?***

A. We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Form 8-K to be filed with the SEC within four business days of the Annual Meeting. If final results are not available at such time, the Form 8-K will disclose preliminary results, to be followed with an amended Form 8-K when final results are available. We also will publish final results on our corporate governance website at **www.kodak.com/go/governance**.

Q. ***Can I nominate someone to the Board?***

A. Our By-laws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the By-laws as summarized below. In addition, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to elect the nominee. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our By-laws. A copy of the full text of the by-law provision containing this procedure may be obtained by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at **www.kodak.com/go/governance**. For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming Annual Meeting is within 30 days of the anniversary of the annual meeting for the previous year and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, for our 2011 annual meeting, notice of nomination must be delivered to our Secretary no earlier than January 12, 2011 and no later than February 11, 2011.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares of the Company owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares of the Company owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the Proxy Statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons who are nominated in accordance with this procedure will be eligible for election as directors at the 2011 annual meeting of the Company's shareholders.

Q. ***What is the deadline to propose actions for consideration at the 2011 annual meeting?***

A. For a shareholder proposal to be considered for inclusion in Kodak's proxy statement for the 2011 annual meeting, the Secretary must receive the written proposal at our executive office no later than December 2, 2010. Proposals received after this date will be considered untimely. Proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

For a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to approve that proposal, provide the information required by the By-laws of Kodak and give timely notice to the Secretary in accordance with the By-laws of Kodak, which, in general, require that the notice be received by the Secretary:

- Not earlier than the close of business on January 12, 2011; and
- Not later than the close of business on February 11, 2011.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2010 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our executive office for a copy of the relevant by-law provisions regarding the requirements for making shareholder proposals. Our By-laws can also be accessed at **www.kodak.com/go/governance**.

Q. ***How much did this proxy solicitation cost?***

A. The Company hired Georgeson Inc. to assist in the solicitation of votes. The estimated fee for Georgeson's services is $19,000 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders. Directors, officers and employees of the Company may solicit proxies and voting instructions in person, by telephone or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. ***What other information about Kodak is available?***

A. The following information is available:

- 2009 Annual Report on Form 10-K on Kodak's website at **www.kodak.com/go/invest**
- Transcript of the 2009 Annual Meeting on Kodak's website at **www.kodak.com/go/governance**
- Plan descriptions, annual reports and trust agreements for benefits plans of the Company and its subsidiaries
- Health, Safety and Environment Annual Report on Kodak's website at **www.kodak.com/go/HSE**
- Corporate Responsibility Principles on Kodak's website at **www.kodak.com/go/governance**
- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/directors**
- Business Conduct Guide on Kodak's website at **www.kodak.com/go/governance**
- Eastman Kodak Company By-laws on Kodak's website at **www.kodak.com/go/governance**
- Charters of the Board's Committees (Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and Finance Committee) on Kodak's website at **www.kodak.com/go/committees**
- Directors' Code of Conduct on Kodak's website at **www.kodak.com/go/directors**
- Kodak Board of Directors Policy on Recoupment of Annual Incentive Bonuses in the Event of a Restatement Due to Fraud or Misconduct at **www.kodak.com/go/governance**

You may request printed copies of any of these documents by contacting:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
(585) 724-5492

E-mail: shareholderservices@kodak.com

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

The SEC has adopted rules regarding the delivery of disclosure documents to shareholders sharing the same address. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. Kodak expects to follow this rule any time it distributes annual reports, proxy statements, information statements and prospectuses. As a result, we are sending only one copy of the Notice to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of these shareholders.

If your household received a Notice for this year, but you would prefer to receive your own copy, please contact Kodak's transfer agent, Computershare Trust Company, N.A., by calling its toll-free number, (800) 253-6057, or by mail at P.O. Box 43078, Providence, RI 02940-3078.

If you would like to receive your own Notice in future years, follow the instructions described below:

- If your Kodak shares are registered in your own name, please contact Kodak's transfer agent, Computershare Trust Company, N.A., and inform them of your request by phone: (800) 253-6057, or by mail: P.O. Box 43078, Providence, RI 02940-3078. You may also use this same contact information if you share an address with another Kodak shareholder, and together both of you would like to receive only a single Notice.
- If a broker or other nominee holds your Kodak shares, please contact Broadridge Financial Solutions, Inc. and inform them of your request by phone: (800) 542-1061, or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number. If you share an address with another Kodak shareholder, and together both of you would like to receive only a single Notice, please contact your broker.

AUDIO WEBCAST OF ANNUAL MEETING AVAILABLE ON THE INTERNET

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at **www.kodak.com/go/invest**. This webcast is listen only. You will not be able to ask questions. The Annual Meeting audio webcast will remain available on our website for a short period of time after the Annual Meeting.

Information included on our website, other than our Proxy Statement and proxy card, is not part of the proxy solicitation materials.

PRINTED COPY OF 2009 ANNUAL REPORT ON FORM 10-K

The Company will provide without charge, upon your request, a printed copy of its 2009 Annual Report on Form 10-K. To receive a printed copy of the 2009 Annual Report on Form 10-K, please contact:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
(585) 724-5492

E-mail: shareholderservices@kodak.com

PROPOSALS

COMPANY PROPOSALS

ITEM 1 — Election of Directors

Kodak's By-laws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 14. Mr. Perez is the only director who is an employee of the Company.

There are 14 directors standing for re-election (Richard S. Braddock, Herald Y. Chen, Adam H. Clammer, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Debra L. Lee, Delano E. Lewis, William G. Parrett, Antonio M. Perez, Joel Seligman, Dennis F. Strigl and Laura D'Andrea Tyson). All the nominees agree to serve a one-year term. Information about the director nominees is provided on pages 20 – 25 of this Proxy Statement.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

Each director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of the Company's common stock presented in person or represented by proxy and entitled to be voted at the Annual Meeting will be elected.

If a director nominee receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, the Board will decide, in accordance with the Company's Majority Vote Policy described on page 31 of this Proxy Statement, whether to accept the irrevocable letter of resignation the nominee submitted as a condition of being nominated to the Board as required by the Majority Vote Policy.

The Board of Directors recommends a vote FOR the election of all the director nominees.

ITEM 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve a one-year term beginning on the date of the 2010 Annual Meeting.

A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting to respond to questions and, if he or she desires, make a statement.

As a matter of good corporate governance, the Audit Committee has determined to submit its selection of the independent registered public accounting firm to our shareholders for ratification. In the event that this selection of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will review its future selection of an independent registered public accounting firm.

The ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

ITEM 3 — Approval of Amendment to, and Re-Approval of the Material Terms of, the 2005 Omnibus Long-Term Compensation Plan

Introduction

You are being asked to approve an amendment to the 2005 Omnibus Long-Term Compensation Plan (the 2005 Omnibus Plan or the Plan) to modify the list of criteria that are used to measure performance under the Plan. We are also asking you to re-approve the other material terms of the Plan for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (Section 162(m)). The Board of Directors, through the Executive Compensation and Development Committee (Compensation Committee), approved the amendment to the Plan, along with other changes that are not material and more ministerial in nature, on March 15, 2010. Re-approval of the Plan by shareholders, along with approval by shareholders of the changes to the performance criteria, will enable the Company to continue to structure certain awards under the 2005 Omnibus Plan to certain executive officers in a manner intended to preserve the Company's federal income tax deduction for such awards. Section 162(m) requires approval by shareholders of the performance criteria and other material terms of the Plan every five years. The last time the Plan was submitted to shareholders for approval was at the 2005 annual meeting.

Importantly, you are not being asked to increase the aggregate number of shares available under the Plan or increase the individual award maximums described below.

The amendment and re-approval requires the favorable vote of a majority of the votes cast.

Background

The Plan provides for the grant of various types of equity awards (stock options, Stock Appreciation Rights (SARs), Restricted Stock, Restricted Stock Units (RSUs) and other stock-based awards), as well as performance awards that are earned by reference to performance criteria chosen by the Compensation Committee or another committee designated by the Board of Directors (Committee) and are payable in stock or cash. The Plan was approved by shareholders at the 2005 annual meeting.

Amendment

The Plan contains a list of criteria that are used (either individually or in combination) to measure the performance of the Company on a consolidated basis and/or for any subsidiary, division, strategic product group, segment, business unit and/or one or more product lines, that may be used to determine if and to what extent awards will be issued, vested and/or settled under the Plan. As and when certain awards are granted under the Plan to certain executives, the Compensation Committee chooses, from the list of criteria, the specific metrics that are used to measure performance in that year.

As a result of the amendment, the Plan will include the following performance metrics: return on assets; return on net assets; return on equity; return on shareholder equity; return on invested capital; return on capital; total shareholder return; share price; improvement in and/or attainment of expense levels; improvement in and/or attainment of cost levels; selling, general and administrative expense (SG&A); SG&A as a percent of revenue; costs as a percent of revenue; productivity objectives; unit manufacturing costs; gross profit margin; operating margin; cash margin; earnings per share; earnings from operations; segment earnings from operations; earnings; earnings before taxes; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); revenue measures; number of units sold; number of units installed; revenue per employee; market share; market position; working capital measures; inventory; accounts receivable; accounts payable; cash conversion cycle; cash flow; cash generation; net cash generation; proceeds from asset sales; free cash flow; investable cash flow; capital expenditures; capital structure measures; cash balance; debt levels; equity levels; economic value added models; technology milestones; commercialization milestones; customer metrics; customer satisfaction; consumable burn rate; installed base; repeat customer orders; acquisitions; divestitures; employee metrics; employee engagement; employee retention; employee attrition; workforce diversity; and, diversity initiatives, in each case, measured either annually or cumulatively over a period of years, on an absolute basis and/or relative to a pre-established target and/or plan, to previous years' results, as a percentage of revenue, and/or to a designated comparison group.

Prior to the amendment, the Plan provided for the following performance metrics: return on net assets; return on shareholders' equity; return on assets; return on capital; shareholder returns; total shareholder return; return on invested capital; profit margin; earnings per share; net earnings; operation earnings; common stock price per share; sales or market share; unit manufacturing cost; working capital productivity; days sales in inventory; days sales outstanding; revenue; revenue growth; cash flow and investable cash flow.

We are amending the list of criteria to include additional measures that the Company believes are relevant to driving profitable growth. Further, the amended list will allow for more flexibility in selecting appropriate performance criteria in a given performance cycle.

Re-Approval of Material Terms

In addition to approving the revised performance criteria, we are asking for your re-approval of the Plan's other material terms for purposes of Section 162(m).

Section 162(m) limits to $1 million the Company's annual federal income tax deduction for compensation in a taxable year to each individual who, on the last day of the taxable year, was: 1) the Chief Executive Officer or 2) among the three other most highly compensated executive officers (other than the Chief Financial Officer) whose compensation is reported in the Summary Compensation Table ("covered employees"). "Qualified performance-based compensation," which can include compensation from certain awards granted under the Plan, is not subject to this deduction limit, and therefore is fully deductible, if certain conditions are met. One of the conditions is shareholder approval of the material terms of the plan under which the compensation is paid. The material terms include (1) the class of employees eligible to receive awards under the Plan, and (2) the maximum amount of compensation that can be paid to an employee under the Plan in a specified time period. These material terms are described in the summary of the Plan that appears below.

Summary of the 2005 Omnibus Plan

The following summary of the Plan, as proposed to be amended, is qualified in its entirety by the terms of the 2005 Omnibus Plan, a copy of which, as proposed to be amended, is attached to this Proxy Statement as Exhibit I.

Purpose

The purpose of the 2005 Omnibus Plan is to motivate selected employees and directors of the Company and its subsidiaries to put forth maximum efforts toward the continued growth, profitability and success of the Company and its subsidiaries through equity-based and cash-based incentives.

Administration
The Committee will administer the Plan. However, if a Committee member does not meet the following requirements, the Committee may delegate some or all of its functions to another committee that meets these requirements. Generally, the Committee must consist of two or more directors, each of whom is: 1) an independent director under the listing requirements of the New York Stock Exchange (NYSE); 2) a non-employee director within the meaning of Rule 16b-3 under the Securities Exchange Act; and 3) an outside director within the meaning of Section 162(m).

Eligibility for Participation
The following persons are eligible to participate in the Plan:

- All employees of the Company or any of its 50% or more owned subsidiaries; and
- The Company's directors.

The selection of those employees who will receive awards is entirely within the discretion of the Committee. There are currently approximately 400 employees who are eligible to participate in the Plan, together with the Company's 14 directors.

Types of Awards
The Plan authorizes the grant of:

- Performance awards (awards earned by reference to performance criteria chosen by the Committee);
- Non-qualified and incentive stock options;
- SARs;
- Restricted stock awards and RSU awards; and
- Other stock-based awards (stock-based awards granted either as freestanding grants, payments of earned performance awards or other incentive compensation under another plan maintained by the Company).

Termination and Amendment of Plan
The Committee may terminate or amend the Plan at any time for any reason or no reason. Without shareholder approval, however, the Committee may not adopt any amendment that would require the vote of shareholders of the Company under the NYSE's approval rules or any amendment affecting covered employees that requires the vote of the Company's shareholders under Section 162(m).

Available Shares
As of December 31, 2009 the aggregate number of shares remaining available under the Plan is 7,383,000 shares of the Company's common stock. The share reserve under the Plan is increased by: shares that are forfeited pursuant to awards made under the 1990, 1995 and 2000 Omnibus Long-Term Compensation Plans; shares retained for payment of tax withholding; shares issued in connection with reinvestment of dividends and dividend equivalents; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using option exercise price cash proceeds; and awards that otherwise do not result in the issuance of shares. The aggregate number of shares will not be reduced by shares granted by the Company in assumption of, or exchange for, awards granted by another company as a result of a merger or consolidation. The number of shares under the Plan may be adjusted for changes in the Company's capital structure, such as a stock split or merger.

Award Limits
The maximum compensation granted as performance awards to any one participant for any performance cycle is 500,000 shares of common stock or $5,000,000 if the award is paid in cash.

The maximum number of shares for which stock options may be granted to any one participant during any 36-month period is 2,000,000 shares of common stock.

The maximum number of shares for which SARs may be granted to any one participant during any 36-month period is 2,000,000 shares of common stock.

Grants to Non-U.S. Employees
To facilitate the granting of awards to participants who are employed outside of the United States, the Plan authorizes the Committee to modify and amend the terms and conditions of an award to accommodate differences in local law, policy or custom.

Performance Awards
To receive a performance award, a participant must have been employed by the Company on the last day of a performance cycle unless otherwise provided in the relevant award notice or administrative guide. Performance awards are paid to participants who have achieved the goals under the performance formula as applied against the performance criteria set by the Committee for a performance cycle. The performance formula will establish what percentage of the participant's target award has been earned.

The Committee will select: 1) the length of the performance cycle; 2) the types of performance awards to be issued; 3) the performance criteria that will be used to establish the performance formula, which may be corporate-wide based on aggregate Company performance or performance of a subsidiary, division, strategic product group, segment, business unit or one or more product lines; and 4) how to apply the performance formula.

Performance awards granted to "covered employees" are intended to comply with Section 162(m). The performance criteria that the Committee may select for such awards are described above.

Stock Options
The Committee may grant awards in the form of stock options to purchase shares of the Company's common stock. For each stock option grant, the Committee will determine the number of shares subject to the option and the manner and time of the option's exercise, provided that no stock option will be exercisable after seven years from the date of its grant. The minimum vesting schedule for a stock option is one year unless the participant's employment is terminated under certain circumstances or if there is a Change in Control (as defined in the Plan) of the Company. The exercise price of a stock option may not be less than 100% of the fair market value of the Company's common stock on the date the stock option is granted. Upon exercise, a participant may pay the exercise price in cash, shares of common stock, a combination thereof or such other consideration as the Committee determines. The Plan prohibits: 1) lowering of the option price per share after the option is granted; 2) cancelling of a stock option when the option price per share exceeds the fair market value of the underlying shares; or 3) any action that would be considered repricing under the rules and regulations of the NYSE, in each case, without shareholder approval. Any stock option granted in the form of an incentive stock option is intended to satisfy the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights
The Committee may grant SARs either in tandem with a stock option (Tandem SARs) or independent of a stock option (Freestanding SARs).

A Tandem SAR may be granted at the time of the grant of the related stock option. A Tandem SAR will be exercisable to the extent its related stock option is exercisable, and the exercise price of such a SAR will be the same as the option price of its related stock option, which may not be less than 100% of the fair market value of the Company's common stock on the date the SAR is granted. Upon the exercise of a stock option as to some or all of the shares covered by the award, the related Tandem SAR will automatically be cancelled to the extent of the number of shares covered by the stock option exercise.

The Committee will determine the number of shares subject to a Freestanding SAR and the manner and time of the SAR's exercise. Freestanding SARs must be granted for a term of seven years or less and may generally have the same terms and conditions as stock options. The exercise price of a Freestanding SAR may not be less than 100% of the fair market value of the Company's common stock on the date of grant.

For both Tandem and Freestanding SARs, the Plan prohibits: 1) lowering of the exercise price of an SAR after it is granted; 2) cancelling of an SAR when the exercise price exceeds the fair market value of the Company's common stock; or 3) any action that would be considered repricing under the rules and regulations of the NYSE, in each case, without shareholder approval.

Other Awards
Awards may be granted in the form of Restricted Stock awards, RSU awards and other stock-based awards. These awards are subject to such terms, restrictions and conditions as the Committee may determine. Restricted stock awards and RSU awards granted in the form of freestanding grants will have a minimum vesting requirement of three years unless the participant's employment is terminated under certain circumstances or if there is a Change in Control of the Company. However, Restricted Stock awards and RSU awards granted to new hires to replace forfeited awards from a prior employer are not subject to a minimum vesting requirement, and vesting on a graded basis is permissible in all cases. Other stock-based awards granted in the form of deferred stock units are not subject to a minimum vesting period.

Other Terms
Awards may be paid in cash, common stock, a combination of cash and common stock, or any other form of property as the Committee may determine. For stock-based awards, the Committee may include as part of the award an entitlement to receive dividends or dividend equivalents. At the discretion of the Committee, a participant may defer payment of a stock-based award, performance award, dividend or dividend equivalent.

Change in Control
In the event of a Change in Control, if outstanding awards, other than performance awards, are assumed or substituted by the surviving company, as determined by the Committee, then the awards will not immediately vest or be exercisable. If awards are assumed or substituted by the surviving company and, within two years following the Change in Control, a participant's employment is terminated for a reason other than death, disability, voluntary resignation, retirement or one of the following reasons: 1) the willful and continued failure by the participant to substantially perform his or her duties or 2) the willful engagement by the participant in illegal conduct which is materially and demonstrably injurious to the Company or a subsidiary, the participant will receive the following treatment:

- All of the terms, conditions, restrictions and limitations in effect on any of the affected participant's awards will lapse;

- No other terms, conditions, restrictions and/or limitations will be imposed; and
- All of the affected participant's outstanding awards will be 100% vested.

If the surviving company does not assume or substitute the awards, other than performance awards, then:

- All of the terms, conditions, restrictions and limitations in effect on any of the participant's awards will lapse;
- No other terms, conditions, restrictions and/or limitations will be imposed;
- All of the participant's outstanding awards will be 100% vested; and
- All of the participant's stock options, Freestanding SARs, Restricted Stock awards, RSU awards, other stock-based awards and any other award established at the discretion of the Committee, other than performance awards, will be paid in a lump sum cash payment (or equivalents) equal to the difference, if any, between the Change in Control price (as defined in the Plan) and the purchase price per share, if any, under the award, multiplied by the number of shares of common stock subject to the award.

For performance awards, if more than 50% of the performance cycle has elapsed when a Change in Control occurs, the award will vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle has elapsed when a Change in Control occurs, the award will vest and be paid out at 50% of target performance, regardless of actual performance to date.

Plan Benefits

The benefits that will be awarded or paid under the Plan are not currently determinable. Such awards are within the discretion of the Committee, and the Committee has not determined future awards or who might receive them. Information about awards granted in fiscal year 2009 under the Plan to the Company's Named Executive Officers can be found in the table under the heading "Grants of Plan-Based Awards 2009" on page 66 of this Proxy Statement.

Federal Tax Treatment

The following is a summary of certain U.S. federal income tax consequences of participating in the Plan. This discussion does not purport to be a complete statement of all aspects of the U.S. federal income tax consequences in this area, including any state, local or foreign tax consequences of participating in the Plan. This section is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Incentive Stock Options

A participant will not be subject to tax upon the grant of an incentive stock option (ISO) or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in a participant's alternative minimum taxable income. Whether a participant is subject to the alternative minimum tax will depend on the participant's particular circumstances. The participant's basis in the shares received will be equal to the exercise price paid, and the participant's holding period in such shares will begin on the day following the date of exercise.

If a participant disposes of the shares on or after the later of: 1) the second anniversary of the date of grant of the ISO and 2) the first anniversary of the date of exercise of the ISO (the statutory holding period), a participant will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and a participant's basis in the shares.

If the participant disposes of the shares before the end of the statutory holding period, the participant will have engaged in a "disqualifying disposition." As a result, the participant will be subject to tax: 1) on the excess of the fair market value of the shares on the date of exercise (or the amount realized on the disqualifying disposition, if less) over the exercise price paid, as ordinary income and 2) on the excess, if any, of the amount realized on such disqualifying disposition over the fair market value of the shares on the date of exercise, as capital gain. If the amount a participant realizes from a disqualifying disposition is less than the exercise price paid (i.e., the participant's basis) and the loss sustained upon such disposition would otherwise be recognized, a participant will not recognize any ordinary income from such disqualifying disposition and instead the participant will recognize a capital loss. In the event of a disqualifying disposition, the Company or one of its subsidiaries can generally deduct the amount recognized as ordinary income by the participant.

The current position of the Internal Revenue Service is that income tax withholding and FICA and FUTA taxes (employment taxes) do not apply upon the exercise of an ISO or upon any subsequent disposition, including a disqualifying disposition, of shares acquired pursuant to the exercise of the ISO.

Non-Qualified Stock Options

The participant will not be subject to tax upon the grant of an option which is a nonqualified stock option. Upon exercise of a nonqualified stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to the participant as ordinary income, and such amount is generally deductible by the Company or one of its subsidiaries. This amount of income will be subject to income tax withholding and employment taxes. The participant's basis in the shares received will equal the fair market value of the shares on the date of exercise, and the participant's holding period in such shares will begin.

Limitation on Income Tax Deduction

Section 162(m) limits to $1 million the Company's annual federal income tax deduction for compensation in a taxable year to each "covered employee;" i.e., an individual who, on the last day of the taxable year, was: 1) the Chief Executive Officer or 2) among the three other highest-compensated executive officers whose compensation is reported in the Summary Compensation Table other than the Chief Financial Officer. "Performance-based compensation" is not subject to this deduction limit, and therefore is fully deductible. The Plan has been designed to enable performance awards, stock options and SARs granted by the Committee to a covered employee to qualify as performance-based compensation under Section 162(m). Approval of the amendments to the Plan and the other material terms of the Plan required under Section 162(m), is necessary for the Plan's continued compliance with Section 162(m).

Other Information

Approval of the amendment to, and re-approval of the material terms of, the 2005 Omnibus Plan requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR the approval of the amendment to the 2005 Omnibus Long-Term Compensation Plan and re-approval of the Plan's other material terms for purposes of Section 162(m) of the Internal Revenue Code.

ITEM 4 — Approval of Amendment to, and Re-Approval of the Material Terms of, the Executive Compensation for Excellence and Leadership (EXCEL) Plan

Introduction

You are being asked to approve an amendment to the Executive Compensation for Excellence and Leadership Plan (EXCEL Plan) to modify the performance metrics of the EXCEL Plan. We also are asking you to re-approve the other material terms of the EXCEL Plan for purposes of Section 162(m). This amendment along with re-approval will enable the Company to continue to structure payments under the EXCEL Plan to certain executive officers in a manner intended to preserve the Company's federal income deduction for such payments.

Background

The EXCEL Plan is the Company's annual performance-based variable pay plan for its executives. The EXCEL Plan is intended to provide incentive to executives to foster profitable growth of the Company in a manner that is directly tied to actual performance. The EXCEL Plan includes a list of metrics that measure performance of the Company on a consolidated basis and/or for any subsidiary, division, strategic product group, segment, business unit or one or more product lines. On an annual basis, and drawing from the performance metrics that are listed in the EXCEL Plan, the Compensation Committee decides upon the specific metrics that will be used to measure performance and thereby determine the payment of awards under the EXCEL Plan.

Amendment

As with the 2005 Omnibus Plan, we are amending the EXCEL Plan to modify its list of performance metrics available for use thereunder to include additional measures that the Company believes are relevant to driving the profitable growth of the Company. The list of former criteria under the EXCEL Plan, as well as the proposed amended list of new criteria, are identical to each as set forth on page 10 of this Proxy Statement with regard to the 2005 Omnibus Plan.

Re-Approval of Material Terms

We are also taking this opportunity to ask for your re-approval of the other material terms of the EXCEL Plan for purposes of Section 162(m). As discussed in the Report of the Compensation Committee, the Company generally seeks to preserve its ability to claim tax deductions for compensation paid to executives to the greatest extent practicable. Section 162(m) imposes a limit on the Company's federal income tax deduction for compensation in excess of $1 million paid in a taxable year to an individual who, on the last day of the taxable year, was: (i) the chief executive officer or (ii) among the three other highest-compensated executive officers (other than the chief financial officer) whose compensation is reported in the Summary Compensation Table ("covered employees"). "Qualified performance-based compensation," which can include compensation paid under a short-term variable pay plan like the EXCEL Plan, is not subject to this deduction limit, and therefore is fully deductible, if certain conditions are met. One of the conditions is shareholder approval of the material terms of the plan under which the compensation is paid.

For purposes of Section 162(m), the material terms include: (i) the EXCEL Plan's performance metrics; (ii) the class of employees eligible to receive awards under the EXCEL Plan; and (iii) the maximum payout that can be provided to an employee under the EXCEL Plan. Each of these material terms is described above and/or in the summary below.

As a result of the structure of the EXCEL Plan, Section 162(m) requires approval by shareholders of the performance criteria and other material terms of the Plan every five years. The last time the Plan was submitted to shareholders for approval was at the 2005 annual meeting.

Summary of Plan
This summary of the EXCEL Plan, as proposed to be amended, is qualified in its entirety by reference to the text of the EXCEL Plan itself, a copy of which is attached, as proposed to be amended, to this Proxy Statement as Exhibit II.

Purpose
The purpose of the EXCEL Plan is to provide a short-term, performance-based variable pay incentive to the Company's executives in order to attract, retain and motivate them.

Administration
The Compensation Committee administers the Plan.

Eligibility
Eligibility under the EXCEL Plan is generally limited to the Company's executives. All Section 16 officers participate in the EXCEL Plan each year along with certain other designated executives. The approximate number of executives who are currently eligible to participate in the EXCEL Plan is 400, including all of our Named Executive Officers.

Award Limits
The maximum award payable to any employee who is a "covered employee" under Section 162(m) for a performance period is $5 million. The term "covered employee" means the Company's Chief Executive Officer and the three most highly paid executive officers other than the Chief Financial Officer. A "covered employee" may not receive an award for a performance period unless the performance goals for the period are attained.

Procedure for Determining Awards
Participants in the EXCEL Plan are assigned target awards for the year based on a percentage of their base salaries as of the end of that year. This percentage is determined by the participant's wage grade. For 2009, target awards ranged from 25% of base salary for entry level executives to 155% of base salary for our Chief Executive Officer.

Each year, the Compensation Committee establishes performance matrices for the year based on the EXCEL Plan's performance metrics. These matrices determine the percentage of the EXCEL Plan's target funding pool that will be earned for the year based on actual performance against the metrics. The target funding pool is the aggregate of all participants' target awards for the year. Under the performance matrices, the funding pool will be funded at 100% if target performance for each performance metric is met.

The Compensation Committee may use its discretion to increase or decrease the amount of the funding pool for any year, provided, however, that such discretion cannot increase the amount otherwise payable to any "covered employees" based upon the Company's achievement of performance goals for the performance period. The Committee considers a number of baseline factors before applying this discretion, as more fully discussed in the Compensation Discussion and Analysis beginning on page 47 of this Proxy Statement.

The funding pool is allocated among the Company's units based on each unit's own targets for operational performance for the year. Senior management of each unit allocates the unit's funds to its participants based on each participant's individual performance. This assessment includes performance against pre-established individual goals.

The Compensation Committee determines the amount of the award pool that is allocated to each of the Company's executive officers. In making these determinations, as with other participants, the Compensation Committee considers performance against pre-established individual goals.

Awards to Covered Employees
Before any award is paid for a performance period, the Compensation Committee must certify in writing that the performance goals for the period have been met. If the performance goals are satisfied, the Compensation Committee determines the portion of the award pool that is to be allocated to each "covered employee" based on the approach described above.

Form and Payment of Awards
Awards earned under the EXCEL Plan for a performance period are paid in cash or stock, generally in April of the following year.

Recoupment
Awards earned under the EXCEL Plan may be subject to potential recoupment under the Company's Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements, as described in more detail on page 29 of this Proxy Statement.

Plan Awards
Since the EXCEL Plan is performance based, the awards, if any, that will be allocated for the 2010 performance cycle to our Chief Executive Officer, the other Named Executive Officers, the executive officers and all employees who are not executive officers are not presently determinable. The awards that our Named Executive Officers received under the EXCEL Plan for the 2009 performance cycle are discussed in the Compensation Discussion and Analysis beginning on page 49 of this Proxy Statement.

Change in Control and Change in Ownership

In the event of a Change in Control (as defined in the EXCEL Plan), if a participant's employment is terminated within two years for a reason other than death, disability, cause, voluntary resignation or retirement, the participant will receive the following:

- The participant will be paid a pro rata award for the performance period in which he or she terminates employment; and
- All of the participant's other unpaid awards will be paid to the participant.

The EXCEL Plan also provides that upon a Change in Ownership, all participants, regardless of whether their employment is terminated, will automatically receive the same treatment provided to a terminated participant in the event of a Change in Control. The EXCEL Plan defines a Change in Ownership as a Change in Control that results in the Company's common stock ceasing to be actively traded on the New York Stock Exchange.

Termination and Amendment of Plan

The Compensation Committee may terminate or amend the EXCEL Plan at any time for any reason or no reason. Without shareholder approval, however, the Compensation Committee may not adopt any amendment affecting "covered employees" that requires the vote of the Company's shareholders under Section 162(m).

Federal Tax Treatment

Under current federal tax law, awards will be included in income at the time of receipt and will be subject to tax at ordinary income tax rates. The Company will be entitled to a corresponding deduction at the same time.

The Board of Directors recommends a vote FOR the amendment to the Executive Compensation for Excellence and Leadership (EXCEL) Plan and re-approval of the Plan's other material terms for purposes of Section 162(m) of the Internal Revenue Code.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

INTRODUCTION

Ethical business conduct and good corporate governance are well established practices at Kodak. The reputation of our Company and our brand has been built by more than a century of ethical business conduct. The Company and the Board have long practiced good corporate governance and believe it to be a prerequisite to providing sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance and lead in developing and implementing best practices. This is a fundamental goal of our Board.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines reflect the principles by which the Company operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines is published on our website at **www.kodak.com/go/directors**.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

All of our employees, including the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Controller, all other senior financial officers and all other Section 16 Executive Officers, as defined under Section 16 of the Securities Exchange Act of 1934 (a Section 16 Executive Officer) are required to comply with our long-standing code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of Company business so that they and the Company are always above reproach. The Company also has a code of conduct for its directors, known as the Directors' Code of Conduct. Our Business Conduct Guide is published on our website at **www.kodak.com/go/governance** and our Directors' Code of Conduct is published on our website at **www.kodak.com/go/directors**. We will post on this website any amendments to the Business Conduct Guide or Directors' Code of Conduct and any waivers of either code for directors or the Company's CEO, CFO or Controller. Our directors annually certify in writing that they understand and are in compliance with the Directors' Code of Conduct.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. The Director Independence Standards, which were amended by the Board in February 2009 to comply with recent changes to the director independence requirements of the New York Stock Exchange's (NYSE) Corporate Governance Listing Standards (Listing Standards), are attached as Exhibit III to this Proxy Statement.

The Board has determined that each of the following directors has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, is independent within the meaning of the NYSE's Listing Standards and the rules of the SEC: Richard S. Braddock, Herald Y. Chen, Adam H. Clammer, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Debra L. Lee, Delano E. Lewis, William G. Parrett, Joel Seligman, Dennis F. Strigl and Laura D'Andrea Tyson. The remaining director, Antonio M. Perez, Chairman of the Board and CEO, is an employee of the Company and, therefore, is not independent.

In the course of the Board's determination regarding the independence of each non-employee director, it considered any transactions, relationships and arrangements as required by the Company's Independence Standards. In particular, with respect to the most recent completed fiscal year, the Board considered:

- The annual amount of sales to the Company by the company where Mr. Hernandez was an executive officer, and determined that the amount of sales did not exceed the greater of $1 million or 2% of the consolidated gross revenues of the company and, therefore, was immaterial.
- The annual amount of sales to the Company by the company where Mr. Strigl was an executive officer, and determined that the amount of sales did not exceed the greater of $1 million or 2% of the consolidated gross revenues of the company and, therefore, was immaterial.
- The annual amount of sales to the Company by the company where Dr. Tyson is employed, and determined that the amount of sales did not exceed the greater of $1 million or 2% of the consolidated gross revenues of the company and, therefore, was immaterial.
- The amount of indebtedness by the Company to the company where Mr. Clammer is employed, and determined that the amount of indebtedness did not exceed 2% of the company's consolidated assets, and therefore, was immaterial.
- The amount of indebtedness by the Company to the company where Mr. Chen is employed, and determined that the amount of indebtedness did not exceed 2% of the company's consolidated assets, and therefore, was immaterial.

- The amount of the contributions from the Company to a charitable organization where Mr. Braddock and his spouse are directors, and determined that the amount of contributions did not exceed the greater of $1 million or 2% of that organization's gross revenues, and therefore, was immaterial.
- The amount of contributions from the Company to a charitable organization where Ms. Lee is a director, and determined that the amount of contributions did not exceed the greater of $1 million or 2% of that organization's gross revenues, and therefore, was immaterial.
- The amount of contributions from the Company to a charitable organization where Mr. Parrett served as a director, and determined that the amount of contributions did not exceed the greater of $1 million or 2% of that organization's gross revenues, and therefore, was immaterial.
- The amount of charitable contributions from the Company to the charitable organizations where Mr. Seligman is a director, and determined that the amount of contributions did not exceed the greater of $1 million or 2% of those organization's gross revenues, and therefore, was immaterial.
- The amount of charitable contributions from the Company to the charitable organization where Mr. Seligman's spouse is a director, and determined that the amount of contributions did not exceed the greater of $1 million or 2% of that organization's gross revenues, and therefore, was immaterial.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS AND MEMBERSHIPS

The Board has determined that all members of its Audit Committee (Richard S. Braddock, Debra L. Lee, Delano E. Lewis, William G. Parrett, Joel Seligman and Dennis F. Strigl) are independent and are financially literate as required by the NYSE, and that Richard S. Braddock and William G. Parrett possess the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and have accounting or related financial management expertise, as required by the NYSE.

The Board determined that William G. Parrett's simultaneous service on the audit committees of three other public companies will not impair his ability to effectively serve on the Company's Audit Committee.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

In February 2007, our Board, based on the recommendation of the Corporate Responsibility and Governance Committee (the Governance Committee), adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at **www.kodak.com/go/directors**, our Governance Committee is to review the material facts of all interested transactions that require the Governance Committee's approval. The Governance Committee will approve or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then, at least annually, must review and assess ongoing relationships with the related party.

Under the Board's policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, the Company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, a Section 16 Executive Officer, director or nominee for election as a director (even if they presently do not serve in that role), any greater than 5% beneficial owner of the Company's common stock or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Governance Committee has reviewed and pre-approved certain types of interested transactions described below. In addition, our Board has delegated to the chair of the Governance Committee the authority to pre-approve or ratify (as applicable) any interested transaction with a related party in which the aggregate amount involved is expected to be less than $500,000. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported in our proxy statement or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director of our Company and the related compensation would be reported in our proxy statement if the Section 16 Executive Officer was a "Named Executive Officer" and our Compensation Committee approved (or recommended that the Board approve) such compensation.

- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues.
- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts.
- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.
- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Governance Committee reviewed three interested transactions with related parties occurring in 2009 that did not fall within any of the pre-approved interested transactions described above. These transactions included the following:

- The Company's transaction with the University of Rochester, where Mr. Seligman serves as President. The Committee ratified this transaction and determined that Mr. Seligman did not have a material interest in the transaction.
- The transaction between the Company and KKR, where Mr. Clammer and Mr. Chen are employed. On September 16, 2009, the Company entered into a Note and Warrant Purchase Agreement with KKR Jet Stream (Cayman) Limited and Kohlberg Kravis Roberts & Co. L.P. to sell $300 million principal amount of Senior Secured Notes due 2017 and warrants to purchase an aggregate of 40 million shares of the Company's common stock. The Committee ratified this transaction as a pre-approved transaction under the Company's policies and procedures. On March 5, 2010, the Company repurchased from KKR the 2017 Senior Secured Notes for $300 million.
- Dolores Kruchten, a Vice President of the Company, is the spouse of Brad Kruchten, a Senior Vice President and Section 16 Executive Officer of the Company. There is no employment reporting relationship between Mr. Kruchten and Ms. Kruchten. Ms. Kruchten earned the following compensation in 2009: $395,742, consisting of base salary and non-equity variable pay earned under our EXCEL program; a grant of 6,345 units under our 2009 Leadership Stock Program; a grant of 6,345 RSUs, pursuant to the annual executive-wide equity grant of January 2009; and, a grant of 69,928 RSUs, pursuant to the annual 2010 executive-wide equity grant delivered in September 2009. Ms. Kruchten's compensation is consistent with the target total direct compensation provided to other Company executives of the same level with similar responsibilities.

BOARD OF DIRECTORS

Nominees to Serve a One-Year Term Expiring at the 2011 Annual Meeting

As described on page 30 of this Proxy Statement, the Governance Committee and the Board seek to ensure that the Board is composed of members who bring an appropriate mix of skills and experience across a variety of disciplines, including organizational management, corporate finance, operations, mergers and acquisitions, marketing, digital technologies, government relations, risk management, corporate governance and internal controls, each of which are important areas of responsibility for the Board and its Committees. In addition, as set forth in the Board's Director Qualification Standards, diversity is an important factor in our consideration of director candidates.

The Board and the Governance Committee believe that each of the director nominees possesses important experience and skills that provide the Board with an optimal balance of leadership, competencies, qualifications and diversity in areas that are important to the Company. Each of the Company's director nominees has high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of our shareholders. In addition, our director nominees are knowledgeable and experienced in one or more business, governmental or academic endeavors, which further qualifies them for service as members of the Board.

In addition to the biographical information in each director nominee's profile below, the Board and the Governance Committee considered the listed *Key Experience, Skills and other Qualifications*.



RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 68, is the Chairman & Chief Executive Officer of Fresh Direct, an internet-based service for the purchase of grocery and household products. He was named Chief Executive Officer on March 4, 2008 and has been the Chairman since 2005. Mr. Braddock began his business career in 1965 spending a number of years in product management at General Foods. He joined Citicorp in 1973, was elected to the board of directors in 1985 and was elected President and Chief Operating Officer of Citicorp and its principal subsidiary, Citibank, N.A. in January, 1990. Mr. Braddock resigned from Citicorp in November 1992, and subsequently served as Chief Executive Officer of Medco Containment Services, Inc., a prescription drug services company, until its acquisition by Merck & Co., Inc., and then spent a year as a principal at Clayton, Dubilier & Rice, Inc., a private equity firm. He served as Chairman (non-executive) of True North Communications Inc. from December 1997 to January 1999. He served as Chairman and Chief Executive Officer of priceline.com from August 1998 to April 2004. Mr. Braddock served as Chairman of MidOcean Partners, a private investment firm, from April 2003 until December 2007. Mr. Braddock served as a director of Marriott International, Inc. until 2008 and Cadbury, PLC until 2007.

Key Experience, Skills and other Qualifications:

Given the executive-level positions that Mr. Braddock has held with several public and private companies, he has gained extensive experience in strategic planning, corporate finance, mergers and acquisitions, risk management, executive compensation and operations. These qualifications and experience inform the strategic decisions facing the Board as the Company seeks to grow digital businesses. In addition, Mr. Braddock is skilled in marketing and product commercialization, two areas that are critical to the future direction of the Company. Through his roles as a director of a number of public and private companies, Mr. Braddock has gained substantial experience in the fields of risk management and corporate governance.



HERALD Y. CHEN

HERALD Y. CHEN *Director since September 2009*
Herald Y. Chen, 40, Director, KKR & Co. LLC (KKR), rejoined KKR, a private equity firm, in 2007, having previously worked for the firm from 1995 to 1997. He is a member of the Technology and Media industry teams with a focus on software, services and digital media/internet assets. He serves on the board of the private equity firm Accel-KKR and previously served on several other boards, including United American Energy and American Ref-fuel, both of which are involved in the energy and power production industries, WJ Communications, a supplier of sound and frequency systems, VCST NV, a manufacturer of automotive parts, and Byram Healthcare. Prior to joining KKR, Mr. Chen was a Managing Director with Fox Paine & Company focusing on management buyouts including ACMI Corporation, a medical imaging systems company, where he also served as Chief Executive Officer. Before joining Fox Paine, he was Chief Financial Officer and co-founder of Jamcracker, Inc., a software-as-a-service solutions company, and prior to completing his M.B.A. was employed by KKR and Goldman, Sachs & Co. He holds a B.S., Cum Laude, from the Wharton School, a B.S.E, Cum Laude, from the School of Engineering and Applied Sciences, University of Pennsylvania, and an M.B.A. from Stanford University Graduate School of Business.

Key Experience, Skills and other Qualifications:
Mr. Chen was nominated and elected to the Board as a KKR nominee pursuant to the Note and Warrant Purchase Agreement between the Company and KKR dated September 16, 2009. Mr. Chen has experience in managing and advising enterprises like the Company and is familiar with corporate finance, strategic business planning activities, digital technologies, risk management and corporate governance.



ADAM H. CLAMMER

ADAM H. CLAMMER *Director since September 2009*
Adam H. Clammer,39, is a member of KKR Management LLC, which is the general partner of KKR & Co. L.P., a private equity firm. Mr. Clammer began his career at KKR & Co. in 1995. From 1992 to 1995, Mr. Clammer was in the Mergers and Acquisitions Department at Morgan Stanley & Co. Currently, Mr. Clammer serves as a director of the software companies Aricent Inc. and NXP B.V, Avago Technologies, an imaging and optical solutions firm, and TASC, a provider of defense and security systems.

Key Experience, Skills and other Qualifications:
Mr. Clammer was nominated and elected to the Board as a KKR nominee pursuant to the Note and Warrant Purchase Agreement between the Company and KKR dated September 16, 2009. Mr. Clammer has experience and managing and advising enterprises like the Company and is familiar with corporate finance, strategic business planning activities, risk management and corporate governance.



TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*
Mr. Donahue, 61, is the retired Executive Chairman of Sprint Nextel Corporation, a telecommunications services provider, where he served since the merger of Sprint Corporation and Nextel Communications, Inc. on August 12, 2005. Prior to this, he was the President and Chief Executive Officer of Nextel Communications, Inc., positions he held since August 1999. He began his career with Nextel in February 1996 as President and Chief Operating Officer. Mr. Donahue has served as Chairman of the Cellular Telecommunications and Internet Association, the industry's largest and most respected association. Before joining Nextel, he served as Northeast Regional President for AT&T Wireless Services Operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. Mr. Donahue is a director of NVR, Inc., Covidien AG, and Tyco International Ltd.

Key Experience, Skills and other Qualifications:
Based on nearly twenty years of executive level employment in the telecommunications industry, Mr. Donahue has developed extensive experience in operations, corporate finance, marketing, digital technologies, mergers and acquisitions and risk management. His previous positions have required his leadership in strategic planning and growth in new markets, areas that are directly relevant to his service as a director of the Company.
Mr. Donahue has broad experience as a director on other public company boards, through which he has further developed skills and experience in risk management and corporate governance.



MICHAEL J. HAWLEY

MICHAEL J. HAWLEY *Director since December 2004*

Dr. Hawley, 48, is the former Director of Special Projects at the Massachusetts Institute of Technology, an academic institution, a position he held from 2001 until August 2006. Prior to assuming these duties, Dr. Hawley served as the Alex W. Dreyfoos Assistant Professor of Media Technology at the MIT Media Lab. From 1986 to 1995, he held a number of positions at MIT, including Assistant Professor, Media Laboratory; Assistant Professor, Electrical Engineering and Computer Science; and Research Assistant, Media Laboratory. Dr. Hawley is the founder of Friendly Planet, a non-profit organization working to provide better educational opportunities for children in developing regions of the world. He is also a co-founder of Things That Think, a ground-breaking research program that examines the way digital media infuses itself into everyday objects. Mr. Hawley served as a director of Color Kinetics Inc, a lighting systems technology firm, until 2007.

Key Experience, Skills and other Qualifications:

Dr. Hawley brings to the Board skills and experience in the field of digital media technology. Dr. Hawley's digital technology background is directly relevant to the Company's current and future portfolio of digital imaging products and our research and development in the field of digital imaging.



WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*

Mr. Hernandez, 62, is the retired Senior Vice President, Finance, and Chief Financial Officer of PPG Industries, Inc., a manufacturer of chemical and industrial products. Prior to assuming these duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and Chief Financial Officer, Borg-Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez is a Certified Management Accountant. Mr. Hernandez is also a director of Black Box Corporation and USG Corporation.

Key Experience, Skills and other Qualifications:

Mr. Hernandez contributes to the Board broad experience in corporate finance, risk management, operations, mergers and acquisitions, strategic planning and executive compensation. In particular, Mr. Hernandez is highly qualified in the fields of accounting, internal controls and economics, all of which contribute to effective service on the Board and its Committees. Mr. Hernandez serves on the boards of other public companies through which he has gained additional experience in risk management and corporate governance.



DOUGLAS R. LEBDA

DOUGLAS R. LEBDA *Director since November 2007*

Mr. Lebda, 40, is the Chairman, Chief Executive Officer and Director of Tree.com the parent company of Lending Tree.com, an internet-based financial services firm. From the end of 2005 to January 2008, Mr. Lebda served as President and Chief Operating Officer of IAC/InterActiveCorp. Prior to assuming these roles, Mr. Lebda served as the Chief Executive Officer of LendingTree, which he founded, since September 1998. Prior to his tenure as Chief Executive Officer of LendingTree, Mr. Lebda served as Chairman of the Board and President of LendingTree since June 1996. Before founding LendingTree in June 1996, Mr. Lebda worked as an auditor and consultant for PricewaterhouseCoopers LLP.

Key Experience, Skills and other Qualifications:

Mr. Lebda has substantial corporate leadership experience in operations, mergers and acquisitions, strategic planning, consumer marketing and executive compensation. Mr. Lebda's background as a leader of an internet-based technology business is particularly relevant to the Company as it seeks to grow its portfolio of digital products and market its products and services through the internet. In addition, Mr. Lebda has skills in the fields of accounting, internal controls and corporate finance.



DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*

Ms. Lee, 55, is Chairman and Chief Executive Officer of BET Holdings, Inc. (BET), a media and entertainment company and a division of Viacom, Inc. Prior to her being named Chief Executive Officer, Ms. Lee was President and Chief Operating Officer of BET Networks for nine years. She joined BET in 1986 as Vice President and General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee is a director of WGL Holdings, Inc., a public utility, Marriott International, Inc. and Revlon, Inc.

Key Experience, Skills and other Qualifications:

Ms. Lee brings to the Board extensive experience in operations, strategic planning, corporate finance and consumer marketing. Ms. Lee's legal expertise contributes to her skills in the areas of risk management, compliance and internal controls. In addition, through her service on other public company boards, Ms. Lee has gained additional experience in strategic planning and corporate governance.



DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*

Mr. Lewis, 71, is a Senior Fellow at New Mexico State University, an academic institution. Mr. Lewis is the former U.S. Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and Chief Executive Officer of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and Chief Executive Officer of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.

Key Experience, Skills and other Qualifications:

Mr. Lewis has extensive experience in the areas of management, government relations, marketing, operations, strategic planning and risk management. In addition, through his service on public company boards, Mr. Lewis has developed skills in the areas of corporate governance and executive compensation.



WILLIAM G. PARRETT

WILLIAM G. PARRETT *Director since November 2007*

Mr. Parrett, 64, is the retired Chief Executive Officer of Deloitte & Touche USA LLP, a public accounting firm. From 2003 to May 2007, he served as the Chief Executive Officer of Deloitte Touche Tohmatsu (DTT). Prior to serving as Chief Executive Officer of DTT, he was Managing Partner of Deloitte & Touche USA since 1999. Mr. Parrett joined Deloitte in 1967 and served in a series of roles of increasing responsibility. Mr. Parrett serves as a director of The Blackstone Group LP, Thermo Fisher Scientific and UBS AG.

Key Experience, Skills and other Qualifications:

Mr. Parrett has extensive experience in corporate finance, strategic planning and operations, which are vital areas for the Company. Mr. Parrett is highly skilled in the fields of auditing, accounting and internal controls and risk management. In addition, through his service on other public and private company boards, Mr. Parrett brings to the Board experience in executive compensation and corporate governance.


ANTONIO M. PEREZ

ANTONIO M. PEREZ *Director since October 2004*
Mr. Perez, 64, joined Kodak as President and Chief Operating Officer in April 2003 and was elected to the Company's Board in October 2004. In May 2005, he was elected Chief Executive Officer, and on December 31, 2005, he became Chairman of the Company's Board. Mr. Perez joined Kodak after a 25-year career at Hewlett-Packard Company (HP), where he was a Corporate Vice President and a member of the company's Executive Council. From August 1998 to October 1999, Mr. Perez served as President of HP's Consumer Business, with responsibility for Digital Media Solutions and corporate marketing. Prior to that assignment, Mr. Perez served for five years as President and Chief Executive Officer of HP's Inkjet Imaging Business. In his career, Mr. Perez held a variety of positions in research and development, sales, manufacturing, marketing and management both in Europe and the United States. Just prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets. From June 2000 to December 2001, Mr. Perez was President and Chief Executive Officer of Gemplus International. Mr. Perez served as a director of Schering-Plough Corporation from 2007 through November 2009 and Freescale Semiconductor, Inc. from 2004 to 2007.

Key Experience, Skills and other Qualifications:
Through his current role with the Company and his previous roles, Mr. Perez has gained substantial experience in strategic planning, operations, corporate finance, risk management, government relations, corporate governance and executive compensation. Mr. Perez brought to the Company his expertise in digital technologies including printing technologies, marketing and operations, all of which directly relate to the business and growth initiatives of the Company. Mr. Perez's experience in matters of corporate governance, strategic planning and corporate finance have been enhanced by his service on other public company boards.


JOEL SELIGMAN

JOEL SELIGMAN *Director since July 2009*
Mr. Seligman, 60, became the 10th president of the University of Rochester, an academic institution, in December 2004, after serving as the Ethan A. H. Shepley University Professor and Dean of the School of Law at Washington University in St. Louis. He is one of the nation's leading experts on securities law and is a co-author of an 11-volume series titled *Securities Regulation*, the leading treatise in the field, along with several other publications in securities law. Mr. Seligman has served on the law faculty of Northeastern University, George Washington University, and the University of Michigan. He was named Dean of the University of Arizona College of Law in 1995. Mr. Seligman also has served as reporter for the National Conference of Commissioners on Uniform State Laws, Revision of Uniform Securities Act; as chair of the Securities and Exchange Commission Advisory Committee on Market Information; and as a member of the American Institute of Certified Public Accountants Professional Ethics Executive Committee. He was a member of the board of the National Association of Securities Dealers and is currently a member of the board of the Financial Industry Regulatory Authority.

Key Experience, Skills and other Qualifications:
As the leader of a renowned university, Mr. Seligman has developed strong organizational leadership, operations and marketing skills. Mr. Seligman also brings to the Board a strong legal background and particular expertise in the fields of securities law and corporate governance. Mr. Seligman contributes further experience in accounting and internal controls and risk management.



DENNIS F. STRIGL

DENNIS F. STRIGL *Director since February 2008*

Mr. Strigl, 63, is the retired President and Chief Operating Officer of Verizon Communications, a telecommunications services provider. Prior to this position, he was the President and Chief Executive Officer of Verizon Wireless since its formation in April 2000. Mr. Strigl served as President and Chief Executive Officer of Bell Atlantic Mobile since 1991, Group President and Chief Executive Officer of the Global Wireless Group of Bell Atlantic, Vice President of Operations and Chief Operating Officer of Bell Atlantic New Jersey, Inc. and served on its board of directors. He began his career in 1968 with New York Telephone and held positions at AT&T and Wisconsin Telephone before becoming Vice President of American Bell Inc. He also served as President and Chief Executive Officer of Applied Data Research Inc. He serves on the board of directors of Anadigics, Inc. and PNC Financial Services Group.

Key Experience, Skills and other Qualifications:

Through his many positions of leadership in complex organizations, Mr. Strigl has gained experience in operations, mergers and acquisitions, risk management and strategic planning, with a particular emphasis on technologies that are relevant to the business of the Company. Mr. Strigl also has broad experience in corporate finance, marketing and executive compensation. Mr. Strigl's service on other boards has also contributed to his qualifications in corporate governance and risk management.



LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*

Dr. Tyson, 62, has been a professor at the Walter A. Haas School of Business at the University of California, Berkeley, an academic institution, since January 2007. Dr. Tyson was also employed by the Law and Economics Consulting Group as a director from 2007 through March of 2010. From January 2002 to December 2006, she was the Dean of London Business School. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held between July 1998 and December 2001. Previously, she was Professor and holder of the Class of 1939 Chair in Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. She is a Director of Morgan Stanley, AT&T Inc., Silver Spring Networks, a privately held energy solutions company, and CB Richard Ellis, which provides real estate and leasing services.

Key Experience, Skills and other Qualifications:

Dr. Tyson brings to the Board expertise in the fields of economics and government relations and extensive experience in corporate finance. In addition, Dr. Tyson's experience and achievements as a leader of political and academic organizations provide the Board a valuable perspective in areas such as executive compensation, strategic planning, risk management and operations. Through her service on other public and private company boards, Dr. Tyson has gained additional experience in the fields of corporate governance, mergers and acquisitions, executive compensation and risk management.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee (Richard S. Braddock, Debra L. Lee, Delano E. Lewis, William G. Parrett, Joel Seligman and Dennis F. Strigl), the Corporate Responsibility and Governance Committee (Herald Y. Chen, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda and Laura D'Andrea Tyson), the Executive Compensation and Development Committee (Richard S. Braddock, Herald Y. Chen, Michael J. Hawley, Douglas R. Lebda, Delano E. Lewis, William G. Parrett and Joel Seligman) and the Finance Committee (Adam H. Clammer, Timothy M. Donahue, William H. Hernandez, Debra L. Lee, Dennis F. Strigl and Laura D'Andrea Tyson) has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's Listing Standards and, in the case of the Audit Committee, the rules of the SEC.

Audit Committee — 9 meetings in 2009

The Audit Committee assists the Board in overseeing: the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's (PricewaterhouseCoopers LLP) selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Audit Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Audit Committee:

- Discussed the independence of PricewaterhouseCoopers LLP;
- Discussed the accounting principles used to prepare the Company's financial statements;
- Reviewed the Company's periodic financial statements and SEC filings;
- Retained PricewaterhouseCoopers LLP as the Company's independent auditors;
- Reviewed and approved the audit and non-audit budgets and activities of both PricewaterhouseCoopers LLP and the internal audit staff of the Company;
- Received and analyzed reports from the Company's independent accountants and internal audit staff;
- Received and analyzed reports from the Company's Chief Compliance Officer;
- Met separately and privately with PricewaterhouseCoopers LLP, and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- Reviewed the progress of the Company's internal controls assessment;
- Conducted and reviewed the results of an Audit Committee self-evaluation;
- Reviewed the fees and activities of the Company's other significant accounting service providers;
- Reviewed the results of the Company's employee affirmation and training process relating to the Company's Business Conduct Guide;
- Monitored the Company's legal and regulatory compliance, compliance with the Company's Business Conduct Guide and activity regarding the Company's Business Conduct Help Line;
- Received reports on the Company's enterprise risk management program; and
- Reviewed the Company's key accounting policies with the Controller and Assistant Controllers.

Corporate Responsibility and Governance Committee — 7 meetings in 2009

The Governance Committee assists the Board in: overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity. A detailed list of the Governance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Governance Committee:

- Oversaw the nomination process for, and recommended, the election of Herald Y. Chen, Adam H. Clammer and Joel Seligman to the Board;
- Recommended the 2009 Board goals and monitored the Board's performance against these goals;

- Recommended to the Board that the Company's By-laws be amended to provide for the majority voting of directors in uncontested elections;
- Discussed best practices and evolving developments in the area of corporate governance;
- Reviewed and approved amendments to the Committee's charter;
- Reviewed and approved changes to the Company's Director Independence Standards to comply with the NYSE Listing Standards;
- Reviewed and approved changes to the Directors' Deferred Compensation Plan to comply with Section 409A of the Internal Revenue Code (Section 409A);
- Met with the Company's Chief Diversity Officer to review the Company's progress against the Diversity Advisory Panel's 2004 recommendations;
- Prepared and conducted an evaluation of the Governance Committee's own performance, discussed the results of the evaluation and prepared an action plan from these discussions to further enhance the Committee's performance;
- Reviewed the Company's Health, Safety and Environment strategies;
- Reviewed and approved the Company's 2010 Charitable Contributions Budget; and
- Oversaw the Board's annual performance review.

Executive Compensation and Development Committee — 8 meetings in 2009

The Executive Compensation and Development Committee assists the Board in: overseeing the Company's executive compensation strategy; overseeing the administration of its executive compensation and equity-based compensation plans; reviewing and approving the compensation of the Company's CEO; overseeing the compensation of the Company's Section 16 Executive Officers; approving compensation levels for each component of total direct compensation; and overseeing the Company's activities in the areas of leadership and executive development. A detailed list of the Executive Compensation and Development Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Executive Compensation and Development Committee:

- Determined the compensation arrangements for our Chairman and CEO, Antonio M. Perez;
- Reviewed and approved an amendment to the employment agreement of Mr. Perez;
- Reviewed the executive compensation strategy, goals and principles of the Company;
- Reviewed the results of a risk assessment of the Company's executive compensation plans;
- Approved a mid-year salary reduction for all Section 16 Executive Officers coincident with a series of cost savings initiatives implemented by management due to the continued global economic downturn;
- Approved the severance arrangements relating to the departure of a Named Executive Officer;
- Updated the Company's share ownership guidelines for Section 16 Executive Officers;
- Completed an evaluation of the Committee's own performance;
- Reviewed and approved the compensation recommendations for the Company's Section 16 Executive Officers;
- Reviewed Tally Sheets for the components of the CEO's and the Named Executive Officers' compensation; and
- Granted and certified awards under the Company's executive compensation plans.

The Executive Compensation and Development Committee is also referred to as the "Compensation Committee" in this Proxy Statement.

Role of Compensation Consultant

To assist the Compensation Committee in evaluating the Company's executive compensation plans, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc., to advise it directly. The Compensation Committee's consultant attends Compensation Committee meetings on a regular basis and provides the Compensation Committee with market information and analysis with respect to establishing executive compensation practices that are in line with the Company's executive compensation strategy and goals. The consultant is also asked to confirm that the Company's executive compensation goals continue to be aligned with best practices.

The Company's Chief Human Resources Officer and others directly involved with the Company's executive compensation programs routinely consult with and seek advice from the consultant regarding the design, competitiveness, operation and administration of our executive compensation programs and practices that fall within the scope of the Compensation Committee charter. In 2009, neither the Compensation Committee nor the Company engaged other consultants or advisors to advise in determining the amount or form of executive compensation. The consultant does not provide any services other than executive compensation consulting to Kodak.

The Committee discussed principles of engagement between management and the consultant and approved an Independent Compensation Consultant Engagement Policy. This policy reinforces that the consultant reports directly to the Committee and provides services only in the area of Executive Compensation. In addition, the policy defines work done directly for the Committee and a limited set of work that is within the Committee's responsibilities that management may engage the consultant without the Committee's prior approval. The policy specifies that work outside the defined scope must be pre-approved by the Committee chair. At the end of 2009, the consultant provided to the Committee a written affirmation of its compliance with this policy.

Finance Committee — 5 meetings in 2009

The Finance Committee assists the Board in overseeing the Company's: balance sheet and cash flow performance; financing plans and transactions; capital expenditures; acquisitions, joint ventures and divestitures; risk management programs; performance of sponsored pension plans; and tax policy. A detailed list of the Finance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Finance Committee:

- Reviewed the Company's capital structure and financing strategies, including its dividend policy, capital expenditures, debt repayment plan, share repurchase and hedging of foreign exchange and commodity price risks;
- Reviewed cash flow and balance sheet performance;
- Reviewed credit ratings and key financial ratios;
- Reviewed significant acquisitions and divestitures, including real estate sales;
- Reviewed pension plan investment performance;
- Reviewed the funding status and performance of the Company's defined benefit pension plans;
- Reviewed the Company's insurance risk management, crisis management and asset protection programs;
- Reviewed the Company's tax policy and strategies; and
- Conducted and reviewed the results of the Committee self-evaluation.

Executive Committee — 7 meetings in 2009

The Executive Committee is composed of the following directors: the Chairman of the Board, the Presiding Director and the Chairs of the other four committees. The Executive Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee held seven meetings in 2009 all relating to the review and evaluation of potential options for re-capitalizing the Company. The Executive Committee reviews culminated in the Board's approval of a series of financing transactions announced by the Company in September 2009. The Executive Committee's charter can be accessed at **www.kodak.com/go/committees**.

2009 COMMITTEE MEMBERSHIP

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	Member		Chair	
Timothy M. Donahue		Member		Chair
Herald Y. Chen		Member	Member	
Adam H. Clammer				Member
Michael J. Hawley		Member	Member	
William H. Hernandez		Member		Member
Douglas R. Lebda		Member	Member	
Debra L. Lee	Member			Member
Delano E. Lewis	Member		Member	
William G. Parrett	Chair		Member	
Joel Seligman	Member		Member	
Dennis F. Strigl	Member			Member
Laura D'Andrea Tyson		Chair		Member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2009: Richard S. Braddock, Herald Y. Chen, Michael J. Hawley, Douglas R. Lebda, Delano E. Lewis, William G. Parrett and Joel Seligman. There were no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and directors.

GOVERNANCE PRACTICES

Described below are some of the significant governance practices that have been adopted by our Board.

Leadership Structure; Presiding Director

The Board recognizes that one of its key responsibilities is to determine the most appropriate leadership structure for the Company and to ensure independent oversight of management. Antonio M. Perez has served as CEO and Chairman of the Board since 2005. The Board continuously evaluates whether this is the optimal leadership structure for the Company. The Board believes that Mr. Perez should continue to serve as Chairman in addition to his role as CEO because it is essential that the Board understand the Company's strategies and ensure alignment with management on the execution of those strategies through consistent, direct interaction with our CEO. This level of interaction between the Board and Mr. Perez is particularly important as the Company seeks to grow its digital businesses.

In considering its leadership structure, the Board has taken a number of factors into account. First, the Board consists of a substantial majority of independent directors who are highly qualified and experienced and exercise a strong, independent oversight of management. Further, all of the Board's committees, with the exception of the Executive Committee, are comprised entirely of independent directors. Most significantly, independent from the Chairman, our Board created the position of Presiding Director in February 2003. The Board has designated Richard S. Braddock its Presiding Director. The primary functions of the Presiding Director are to: 1) see that our Board operates independently of our management; 2) chair the meetings of the independent directors; 3) act as the principal liaison between the independent directors and the CEO; and 4) assist the Board in its understanding of the boundaries between Board and management responsibilities. A more detailed description of the Presiding Director's duties can be found at **www.kodak.com/go/directors**.

Executive Sessions

Executive sessions of our non-management directors are chaired by our Presiding Director.

The Board's Corporate Governance Guidelines provide that the non-management directors will regularly meet in executive session, without management, at least four times per year. If all of our non-management directors are not independent, the independent directors will meet in executive session at least once a year. Our Presiding Director chairs these meetings.

In 2009, all of our non-management directors were independent. They met in executive session four times.

Meeting Attendance

Our Board has a Director Attendance Policy. A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which can be accessed at **www.kodak.com/go/directors**. Under this policy, all of our directors are strongly encouraged to attend all Board meetings and our annual meeting of shareholders.

In 2009, the Board held a total of 16 meetings. Each incumbent director attended at least 85% of the meetings of the Board and Committees of the Board on which the director served, with the exception of one director who was elected in September of 2009 and attended 67% of the meetings on a full-year basis. With respect to the twelve directors who served as of the date of the 2009 annual meeting, ten directors attended the annual meeting. (One director was absent and one director did not seek re-election.)

Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements

The Board has a policy requiring the recoupment of bonuses paid to Named Executive Officers upon certain financial restatements. Under the policy, which is posted on our website at **www.kodak.com/go/governance**, the Company will require reimbursement of a certain portion of any bonus paid to a Named Executive Officer when:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual officer's annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board. Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group, or an individual director, including the Presiding Director, may send an e-mail to our Presiding Director at presiding-director@kodak.com or may send a letter to our Presiding Director at P.O. Box 92708, Rochester, NY 14650. Communications sent by e-mail will be delivered simultaneously to Kodak's Presiding Director and Secretary. Our Secretary will review communications sent by mail, and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications that are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Secretary will periodically provide the Board with a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director upon request. The Presiding Director will determine whether any communication sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Secretary.

Consideration of Director Candidates

The Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Governance Committee may do so by providing the following information, in writing, to the Governance Committee, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares of the Company owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Governance Committee. Please refer to the Company's website at **www.kodak.com/go/directors** for any changes to this process. The Governance Committee will consider candidates recommended by shareholders on the same basis as candidates identified through other means.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as Exhibit IV to this Proxy Statement and can also be accessed at **www.kodak.com/go/directors**. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Governance Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

Although the Governance Committee does not have a formal policy as to the consideration of diversity in the selection of candidates, diversity is listed as a factor to be considered among all of the Director Qualification Standards.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Governance Committee seeks to create a multi-disciplinary and cohesive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as Exhibit V to this Proxy Statement and can also be accessed at **www.kodak.com/go/directors**. The Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for director.

Board Goals

Our Board has a formal process for annually establishing and prioritizing its goals. The Board believes that adopting annual goals enhances its ability to measure its performance and improves its focus on the Company's long-term strategic issues. The Board's goals are aligned with the Company's operational and strategic imperatives.

Under the process approved by the Board, each year the Governance Committee submits to the Board a proposed list of Board goals for the following year. At its first meeting of the year, the Board finalizes its goals for the year based on the Governance Committee's recommendations. Once the goals are established by the Board, the Governance Committee is responsible for tracking the Board's performance against its goals and routinely reporting these results to the Board. Performance against the goals is assessed as part of the Board's annual evaluation process.

Strategic Role of Board

The Board plays a key role in developing, reviewing and overseeing the Company's business strategy. Each year, the Board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the Company and its businesses. In addition, the Board throughout the year reviews the Company's strategic plan and receives briefings and reports on critical aspects of its implementation. These include business unit performance and strategy reviews, product category reviews and presentations regarding research and development initiatives and the Company's intellectual property portfolio.

Succession Planning

The entire Board reviews the Company's succession plans for its CEO and other key senior management positions and oversees the Company's activities in the areas of leadership and executive development. To assist the Board, management provides regular updates on succession planning to ensure that it is a continuous and ongoing effort.

Majority Voting for Directors

In February 2009, the Board amended the Company's By-laws, as a result of a change in New Jersey law, providing for majority voting in uncontested director elections. Previously, the Company had a policy providing for the election of directors by majority vote in uncontested elections. The change in New Jersey law allowed the Company to implement majority voting of directors in uncontested elections via a by-law amendment.

Along with the by-law amendment, the Board also amended the Company's Majority Vote Policy to address the so-called "holdover" rule of New Jersey law. Under this rule, a director who fails to receive the required votes for reelection remains in office until his or her resignation or removal.

The amended Majority Vote Policy requires a director nominee, in connection with his or her nomination to the Board, to submit a resignation letter in which the director nominee irrevocably elects to resign if he or she fails to receive the required majority vote in the next election and the Board accepts the resignation. The policy requires the Board to nominate for election or reelection as director only those candidates who agree to execute such a letter upon his or her nomination. A copy of the amended Majority Vote Policy can be found on the Company's corporate governance website at **www.kodak.com/go/directors**.

If a director nominee fails to receive a majority vote in an uncontested election, the amended Majority Vote Policy provides that the Governance Committee will consider the resignation letter and recommend to the Board whether to accept it. The Governance Committee, in making its recommendation to the Board, and the Board, in reaching its decision, may under the policy consider relevant factors, including any stated reason why shareholders voted against the election of the director, the director's qualifications, the director's past and expected future contributions to the Company, the overall composition of the Board and whether accepting the resignation letter would cause the Company to fail to meet any applicable rule, such as the NYSE's Listing Standards.

The policy provides that the Board will act on the Governance Committee's recommendation and publicly disclose its decision whether to accept the director's letter of resignation within 90 days following the certification of the shareholder vote. If the letter of resignation is not accepted by the Board within this 90-day period, the resignation will not be effective until the next annual meeting.

All of the director nominees standing for election at the Annual Meeting have submitted an irrevocable letter of resignation as a condition of being renominated to the Board as called for under the amended Majority Vote Policy.

Risk Management

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of the Company's objectives, including strategic objectives, to improve long-term performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company's business strategy necessarily entails a determination of what constitutes an appropriate level of risk for the Company. The full Board also participates in an annual enterprise risk assessment which is led by the Company's Chief Compliance Officer. In this process, risk is assessed throughout the Company, focusing on four primary categories of risk: strategic, operational, legal/compliance and financial reporting. In 2009, the Board received a report on the results of the Company's enterprise risk assessment.

While the Board has assumed oversight responsibility for the Company's risk management process, the Board has delegated to its Committees responsibility for the oversight of the Company's risk management in specific risk areas. For example:

- The Audit Committee oversees the Company's financial reporting (including internal controls) and compliance risk management.
- The Executive Compensation and Development Committee oversees risk management relating to the Company's executive compensation programs and awards.

- The Finance Committee oversees risk management relating to the Company's capital structure and insurance program.
- The Governance Committee oversees risk management relating to the Company's health, safety and environmental risk management program.

In 2009, the Compensation Committee reviewed a report from management on an assessment of risks relating to the Company's compensation programs and awards. The assessment concluded, and the Compensation Committee agreed, that such programs and awards do not present any material adverse risks to the Company.

DIRECTOR COMPENSATION

Introduction

Our directors are compensated through a combination of cash retainers and equity-based incentives. Consistent with the Board's Director Compensation Principles, a substantial portion of director compensation is linked to our stock performance. In addition, directors can elect to receive their entire Board remuneration in equity-based compensation. Kodak does not pay management directors for Board service in addition to their regular employee compensation.

Director Compensation Principles

The Board has adopted the following Director Compensation Principles, which are aligned with the Company's executive compensation principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on directors' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of our common stock, and the mix of pay should allow flexibility and Board diversity.
- To the extent practicable, Kodak's Director Compensation Principles should parallel the principles of the Company's executive compensation program.

Review

The Governance Committee, which consists solely of independent directors, has the primary responsibility for reviewing and considering any changes to the Board's compensation program. The Board reviews the Governance Committee's recommendation and determines the amount of director compensation.

The Governance Committee last completed a review of the Board's compensation program in 2007. In connection with this review, the Governance Committee retained Pearl Meyer & Partners, independent compensation consultant, to competitively assess our director compensation relative to market trends and comparable peer companies.

Director Compensation Program

The annual cash and equity components of the Company's director compensation program are now as follows:

	Cash(1)		Equity(2)		
	Board Retainer (3)	Chair/Presiding Director Retainer (4)	Restricted Stock (5)	Stock Options (6)	Total
Director	$70,000	—	$70,000	$70,000	$210,000
Presiding Director(7)	70,000	$100,000	70,000	70,000	310,000
Audit Committee Chair	70,000	20,000	70,000	70,000	230,000
Compensation Committee Chair	70,000	10,000	70,000	70,000	220,000
Finance Committee Chair	70,000	10,000	70,000	70,000	220,000
Governance Committee Chair	70,000	10,000	70,000	70,000	220,000

(1) For the cash portion of the directors' retainers, payment is made twice a year. In 2009, the Board decided to reduce the second cash retainer payment for 2009 by 10% for the Board Retainer and the Chair/Presiding Director Retainer in recognition of the challenging economic environment and its impact on the Company and to align with the salary reductions taken by management as discussed on page 47 of this Proxy Statement. This reduction in the directors' cash compensation is reflected in the Director Compensation Table below.

(2) The methodology used to convert the dollar-denominated value of equity awards to the actual quantities of Restricted Stock is the same as that used for management and is discussed on pages 57 – 58 of this Proxy Statement.

(3) Directors can elect to have their cash Board retainer paid in stock or deferred into the Directors' Deferred Compensation Plan.

(4) The Committee Chairs and the Presiding Director may elect to have their retainers paid in stock or deferred into the Directors' Deferred Compensation Plan.

(5) The restricted shares vest on the first anniversary of the date of grant. Directors who discontinue serving on the Board prior to vesting forfeit their restricted shares, unless their cessation of service is due to retirement, approved reason or death, in which case the restrictions on the shares lapse on the date of the director's cessation of service. Directors may elect to defer their restricted shares into the Directors' Deferred Compensation Plan.

(6) In 2009, the total number of stock options was held consistent with that of 2008. The exercise price of the options is the mean between the high and low price of our common stock on the date of grant. The options become exercisable on the first anniversary of the date of grant and expire seven years after grant. Directors who discontinue serving on the Board prior to vesting forfeit their unvested options, unless their cessation of service is due to retirement, approved reason or death. In the case of retirement and cessation for approved reason, the options continue to vest per their terms and remain exercisable for the remainder of the options' full term. In the case of death, the options fully vest upon death and remain exercisable by the director's estate for the remainder of the options' full term.

(7) Currently, our Presiding Director also serves as the Chair of the Compensation Committee and therefore receives an additional retainer as Chair of that Committee.

Director Share Ownership Requirements

A director is not permitted to exercise any stock options or sell any restricted shares granted to him or her by the Company unless and until the director owns shares of stock in the Company (either outright or through phantom stock units in the Directors' Deferred Compensation Plan) that have a value equal to at least five times the then maximum amount of the annual retainer which may be taken in cash by the director (currently, this amount is $350,000).

Director Compensation Table

In 2009, we provided the following compensation to our directors who are not employees:

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Richard S. Braddock	$171,000	$75,348	$38,178	$ 0	$ 325	$284,851
Herald Y. Chen	15,750	75,348	38,178	0	970	130,246
Adam H. Clammer	15,750	75,348	38,178	0	970	130,246
Timothy M. Donahue	76,000	75,348	38,178	0	0	189,526
Michael J. Hawley	66,500	75,348	38,178	0	0	180,026
William H. Hernandez	76,500	75,348	38,178	0	0	190,026
Douglas R. Lebda	66,500	75,348	38,178	0	25	180,051
Debra L. Lee	66,500	75,348	38,178	0	40	180,066
Delano E. Lewis	66,500	75,348	38,178	0	50	180,076
William G. Parrett	75,500	75,348	38,178	0	123	189,149
Joel Seligman	31,500	75,348	38,178	0	1,230	146,256
Dennis F. Strigl	66,500	75,348	38,178	0	0	180,026
Laura D'Andrea Tyson	71,000	75,348	38,178	0	0	185,384

(1) This column reports the director, chair and Presiding Director cash retainers earned in 2009. The following table reports the cash portion of the annual retainer that was deferred by a director into his deferred stock account under the Directors' Deferred Compensation Plan and the amount of phantom stock units that were credited to the director as a result of that deferral.

Name	Deferred Amount	Phantom Stock Units
Douglas R. Lebda	$66,500	15,716

(2) This column reports the aggregate grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, with respect to the 2009 fiscal year for Restricted Stock awards granted in 2009.

The following table reports the outstanding stock awards held by each of the non-employee directors at the end of fiscal year 2009:

Aggregate Stock Awards Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	16,670	11,670
Herald Y. Chen	16,670	0
Adam H. Clammer	16,670	0
Timothy M. Donahue	16,670	11,670
Michael J. Hawley	16,670	11,670
William H. Hernandez	16,670	11,670
Douglas R. Lebda	16,670	7,170
Debra L. Lee	16,670	11,670
Delano E. Lewis	16,670	11,670
William G. Parrett	16,670	7,170
Joel Seligman	16,670	0
Dennis F. Strigl	16,670	4,600
Laura D'Andrea Tyson	16,670	11,670

(3) The 2009 stock option award was issued at a grant price of $4.52. The closing price of the stock as of December 31, 2009 was $4.22. Therefore, the intrinsic value of these stock options on December 31, 2009 was zero. This column represents the grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock option awards granted. The assumptions used to calculate the values of the awards are the same as those used for our stock-based compensation disclosure in Note 20 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on February 22, 2010. The following table includes the assumptions used to calculate the grant date fair values of stock options granted in 2009:

Grant Date	Risk-Free Interest Rate (%)	Expected Option Life (Years)	Expected Volatility (%)	Expected Dividend Yield (%)
December 7, 2009	2.69	6	45.34	0

The following table reports the outstanding Stock Option awards held by each of the non-employee directors at the end of fiscal year 2009:

Aggregate Stock Options Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	18,180	40,300
Herald Y. Chen	18,180	0
Adam H. Clammer	18,180	0
Timothy M. Donahue	18,180	40,300
Michael J. Hawley	18,180	32,300
William H. Hernandez	18,180	34,300
Douglas R. Lebda	18,180	27,800
Debra L. Lee	18,180	40,300
Delano E. Lewis	18,180	40,300
William G. Parrett	18,180	27,800
Joel Seligman	18,180	0
Dennis F. Strigl	18,180	18,180
Laura D'Andrea Tyson	18,180	40,300

(4) No above-market interest was earned under the Directors' Deferred Compensation Plan in 2009.

(5) The amounts in this column include the following perquisites and other benefits provided to directors in 2009: For Mr. Braddock, the amount includes $270 for transportation and $55 for samples of Company products and services. For Mr. Chen and Mr. Clammer, the amount includes $970 each for samples of Company products and services. For Mr. Lebda, the amount includes $25 for samples of Company products and services. For Ms. Lee, the amount includes $40 for samples of Company products and services. For Mr. Lewis, the amount includes $50 for samples of Company products and services. For Mr. Parrett, the amount includes $123 for samples of Company products and services. For Mr. Seligman, the amount includes $1,230 for samples of Company products and services.

Deferred Compensation

Non-employee directors may defer some or all of their Board retainer, chair retainer, Presiding Director retainer and Restricted Stock award into the Directors' Deferred Compensation Plan. The plan has two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. The value of the Kodak phantom stock account reflects changes in the market price of the common stock and dividends paid. Five directors deferred compensation in 2009. In the event of a Change in Control, the amounts in the phantom accounts will generally be paid in a single cash payment. The plan's benefits are neither funded nor secured.

Other Benefits

The Company reimburses its directors for travel expenses incurred in connection with attending Board, Committee and shareholder meetings and other Board business events, and provides Company transportation to the directors (including use of Company aircraft) to attend such meetings and events. To encourage our directors to experience and familiarize themselves with our products and services, we occasionally provide them samples of the Company's products and services.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to a total of $1 million following a director's death, to be shared by a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock is the only current director who continues to participate in the program.

BENEFICIAL OWNERSHIP

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S COMMON STOCK

As of March 8, 2010, based on Schedule 13G/A and Schedule 13D filings, the Company was aware of the following beneficial owners of more than 5% of its common stock:

Shareholder's Name and Address	Number of Common Shares Beneficially Owned	Percentage of Company's Common Shares Beneficially Owned
Legg Mason Capital Management, Inc. LMM LLC 100 International Drive Baltimore, MD 21202	55,783,199(1)	20.80%
KKR Fund Holdings L.P. (2) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street, Suite 4200 New York, NY 10019	40,000,000(3)	13.00%
Black Rock, Inc. 40 East 52nd Street New York, NY 10022	17,162,071	6.40%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	14,117,110(4)	5.26%

(1) As set forth in Amendment No. 8 of Shareholder's Schedule 13G/A, as of December 31, 2009, filed on February 23, 2010, the following entities were listed as having shared voting and dispositive power with respect to all shares as follows:

Name	Number of Shares with Shared Voting and Dispositive Power	Percent of Class Represented
Legg Mason Capital Management, Inc.	38,134,499*	14.22%
LMM LLC	17,648,700**	6.58%

* Includes 18,300,900 shares, representing 6.82% of total shares outstanding, owned by Legg Mason Value Trust, Inc., a Legg Mason Capital Management managed fund.

** Includes 17,400,000 shares, representing 6.49% of total shares outstanding, owned by Legg Mason Opportunity Trust, a LLM managed fund.

(2) On September 29, 2009, the Company issued $300,000,000 aggregate principal amount of senior secured notes and warrants to purchase an aggregate of 40,000,000 shares of Kodak common stock (the "Kodak Warrants") to KKR Jet Stream (Cayman) Limited, KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC for an aggregate amount of $288,000,000. The Kodak Warrants are exercisable at any time after September 29, 2009 at a per share exercise price equal to $5.50 (which amount may be paid in cash or by a built-in cashless exercise mechanism). The Kodak Warrants expire on September 29, 2017. A holder of the Kodak Warrants is not permitted to transfer them or the shares issued upon the exercise of any of the Kodak Warrants prior to September 29, 2011, subject to certain exceptions. Ownership of the 40,000,000 Kodak Warrants is allocated as follows:

Name	Number of Warrants Exercisable for Common Shares	Percent of Class Represented
KKR Jet Stream LLC	37,297,084	12.20%
8 North America Investor (Cayman) Limited	2,008,472	0.70%
OPERF Co-Investment LLC	694,444	0.20%

(3) As set forth in the Schedule 13D filed on September 29, 2009, the following entities may also be deemed to have or share beneficial ownership of the 40,000,000 shares of common stock underlying the Kodak Warrants that may be deemed beneficially owned by KKR Fund Holdings L.P.: KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP

Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the sole general partner of KKR & Co. L.P.); and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC).

(4) Includes 616,281 shares, representing 0.23% of total shares outstanding, owned by Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of the Vanguard Group, Inc.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND SECTION 16 EXECUTIVE OFFICERS

Directors, Nominees and Section 16 Executive Officers	Number of Common Shares Beneficially Owned on March 1, 2010	Percentage of Company's Common Shares Beneficially Owned
Robert L. Berman	257,544(b) (c)	*
Richard S. Braddock	182,565(a) (b)	*
Herald Y. Chen	16,670(b)	*
Adam H. Clammer	16,670(a)	*
Timothy M. Donahue	74,366(a) (b)	*
Philip J. Faraci	411,048(b)	*
Joyce P. Haag	203,754(b)	*
Michael J. Hawley	60,753(a) (b)	*
Mary Jane Hellyar	294,406(b)	*
William H. Hernandez	38,370(a) (b)	*
Douglas R. Lebda	30,773(a) (b)	*
Debra L. Lee	50,058(a) (b)	*
Delano E. Lewis	65,840(a) (b)	*
William G. Parrett	32,773(a) (b) (d)	*
Antonio M. Perez	2,097,714(b) (c)	*
Joel Seligman	19,034(b)	*
Frank S. Sklarsky	297,937(b)	*
Dennis F. Strigl	41,550(b)	*
Laura D'Andrea Tyson	47,839(a) (b)	*
All Directors, Nominees and Section 16 Executive Officers as a Group (22), including the above	4,414,218(b) (e)	1.62%

*Represents holdings of less than 1% of the Company's total common shares that are beneficially owned.

The above table reports beneficial ownership of the Company's common stock in accordance with the applicable SEC rules. All Company securities over which the director nominees and Section 16 Executive Officers directly or indirectly have or share voting or investment power are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

(a) The amounts listed for each non-employee director do not include stock units representing fees that non-employee directors have elected to defer under the Directors' Deferred Compensation Plan because stock units under the Directors' Deferred Compensation Plan do not carry voting rights and are not transferable. The combined number of stock units subject to deferred share awards, and in stock unit accounts of non-employee directors as of March 1, 2010 were as follows: Mr. Braddock: 7,194 shares; Mr. Clammer: 8,274 shares, Mr. Donahue: 7,702 shares; Dr. Hawley: 4,912 shares; Mr. Hernandez: 34,892 shares; Mr. Lebda: 49,592 shares; Ms. Lee: 31,093 shares; Mr. Lewis: 6,981 shares; Mr. Parrett: 21,270; and Dr. Tyson: 33,378 shares. Stock units are distributed in cash following a director's departure.

[b] The chart below includes the number of shares which may be acquired by exercise of stock options:

Name	Options
Robert L. Berman	233,596
Richard S. Braddock	40,300
Herald Y. Chen	0
Adam H. Clammer	0
Timothy M. Donahue	40,300
Philip J. Faraci	369,156
Joyce P. Haag	178,933
Michael J. Hawley	32,300
Mary Jane Hellyar	294,406
William H. Hernandez	34,300
Douglas R. Lebda	27,800
Debra L. Lee	40,300
Delano E. Lewis	40,300
William G. Parrett	27,800
Antonio M. Perez	1,906,594
Joel Seligman	0
Frank S. Sklarsky	242,512
Dennis F. Strigl	18,180
Laura D'Andrea Tyson	40,300
All Directors, Nominees and Section 16 Executive Officers	3,722,580

[c] Mr. Perez has 94,796 stock units and Mr. Berman has 3,476 stock units that they each elected to defer under the 2000 Long-Term Omnibus Plan. These stock units are not included in this table because they do not carry voting rights and may not be redeemed as shares of common stock within 6 months of Mr. Perez's and Mr. Berman's departures from the Company.

[d] Mr. Parrett has 2,000 shares that have been pledged as security.

[e] Each individual Section 16 Executive Officer and director listed beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, all Section 16 Executive Officers and directors owned 1.6205% of the outstanding shares of the Company's common stock.

Share Ownership Program

In order to closely align the interests of our executives with those of our shareholders, the Company strongly encourages executives to acquire a significant ownership stake in Company stock. Effective February 26, 2008, our share ownership program was revised to require our Section 16 Executive Officers to retain 100% of shares attributable to stock option exercises or the vesting or earn-out of full value shares (such as restricted shares or Leadership Stock) until they attain specified ownership levels, which are expressed as a multiple of base salary. The guidelines are further discussed on page 57 of this Proxy Statement in the Compensation Discussion and Analysis.

COMMITTEE REPORTS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board is composed solely of independent directors and operates under a written charter adopted by the Board, most recently amended on February 17, 2004. The Committee reviews and approves the charter annually. A copy of the Audit Committee's charter can be found on our website at **www.kodak.com/go/committees**.

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm (independent accountants), PricewaterhouseCoopers LLP (PwC), is responsible for performing an independent audit of the consolidated financial statements and of the Company's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report of the results. As outlined in its charter, the Audit Committee is responsible for overseeing these processes.

During 2009, the Audit Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants.

The Audit Committee met and discussed with the Corporate Controller and Assistant Controller the Company's significant accounting matters, key fluctuations in the Company's financial statements and the quality of the Company's earnings reports.

The Audit Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as amended, as adopted by the PCAOB in Rule 3200T. The independent accountants provided to the Audit Committee the written disclosures required by the PCAOB in Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit Committee discussed with the independent accountants their independence.

The Audit Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Audit Committee met with the internal auditors and independent accountants, with and without management present. The internal auditors and independent accountants discussed with or provided to the Audit Committee the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and the quality of the Company's financial reporting.

With reliance on these reviews, discussions and reports, the Audit Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and the Board accepted the Audit Committee's recommendations. The following fees were approved by the Audit Committee and were paid to PwC for services rendered in 2009 and 2008:

(in millions)	2009	2008
Audit Fees	$10.6	$13.0
Audit-Related Fees	0.5	0.5
Tax Fees	0.7	1.0
All Other Fees	0.0	0.0
Total	$11.8	$14.5

The audit fees related primarily to the annual audit of the Company's consolidated financial statements (including Section 404 internal control assessment under the Sarbanes-Oxley Act of 2002) included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Quarterly Reports on Forms 10-Q, statutory audits of certain of the Company's subsidiaries, and services relating to filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The audit-related fees for 2009 and 2008 related primarily to audits of certain benefit plans of the Company.

Tax fees in 2009 consisted of $0.6 million for tax compliance services and $0.1 million for tax planning and advice. Tax fees in 2008 consisted of $0.9 million for tax compliance services and $0.1 million for tax planning and advice.

The Audit Committee appointed PwC as the Company's independent accountants. In addition, the Audit Committee approved the scope of non-audit services anticipated to be performed by PwC in 2010 and the estimated budget for those services. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit VI.

William G. Parrett, Chair
Richard S. Braddock
Debra L. Lee
Delano E. Lewis
Joel Seligman
Dennis F. Strigl

Dated: February 22, 2010

REPORT OF THE CORPORATE RESPONSIBILITY AND GOVERNANCE COMMITTEE

Introduction

The Company has long practiced and led in developing and implementing good corporate governance. The Governance Committee of the Board is primarily responsible for overseeing the Company's governance practices, with the intent of seeking to maintain "best practices" in the area of corporate governance.

The Governance Committee continually considers ways to improve the Company's corporate governance practices, by periodically reviewing the Board's governance policies and procedures to ensure that they are aligned with best practices and applicable statutory and regulatory requirements. This report, an annual voluntary governance practice that the Governance Committee began in 2003, highlights the Committee's activities during the past year.

Governance Committee Composition

The Governance Committee is composed of six directors, each of whom meets the definition of independence set forth in the NYSE's corporate governance listing standards. During 2009, the Governance Committee met seven times and routinely reported its activities to the full Board. The Governance Committee acts pursuant to a written charter which can be accessed electronically in the "Corporate Governance" section at **www.kodak.com/go/committees**.

Governance Committee Responsibilities

The primary role of the Governance Committee is to: assess the independence of Board members; lead the annual evaluation of the Board and its committees; identify, assess and nominate candidates for Board membership; oversee the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity; and generally oversee the Company's corporate governance structure. The Governance Committee monitors emerging issues and practices in the area of corporate governance and pursues those initiatives that it believes will enhance the Company's governance practices and policies. In addition, the Governance Committee is responsible for, among other things: 1) administering the Board's Director Selection Process; 2) developing the Board's Director Qualification Standards; 3) implementing the Board's director orientation and education programs; 4) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; and 5) recommending to the Board the compensation for directors. A complete description of the Governance Committee's responsibilities can be found in its charter. A copy of the Board's Director Selection Process and Director Qualification Standards can be found in the "Corporate Governance" section of **www.kodak.com/go/directors**. A copy of the Director Qualification Standards is also attached to this Proxy Statement as Exhibit IV.

Governance Initiatives

Described below are some of the significant governance actions that the Governance Committee took in 2009:

Director Search

The Governance Committee continued to spend a significant amount of its time considering candidates to serve as directors on the Board.

Based on the Governance Committee's recommendation, Mr. Joel Seligman was elected to the Board on July 1, 2009. The Governance Committee engaged an external executive search firm to identify candidates and evaluate qualified independent candidates who met the Board's target candidate profiles and its Director Qualification Standards. In accordance with the Board's Director Selection Process, the Committee oversaw the process of nominating and electing Mr. Seligman to the Board.

Also based on the Governance Committee's recommendation, Mr. Herald Chen and Mr. Adam Clammer were elected to the Board on September 25, 2009. Pursuant to a Note and Warrant Purchase Agreement with KKR Jet Stream (Cayman) Limited and Kohlberg Kravis Roberts & Co. L.P. (KKR) entered on September 16, 2009, KKR was entitled to nominate two directors to the Board. KKR nominated Mr. Chen and Mr. Clammer. The Governance Committee considered the nominations of Mr. Chen and Mr. Clammer in accordance with the Board Director Selection Process and Director Qualification Standards and thereafter recommended their election to the Board.

Majority Voting

As also disclosed in our 2009 Proxy Statement, in early 2009, the Governance Committee amended the Company's By-laws to provide for majority voting in the election of directors in uncontested elections. The Governance Committee also amended its charter to reflect the majority vote policy.

Director Independence Standards

As also disclosed in our 2009 Proxy Statement, in early 2009, the Governance Committee amended the Company's Director Independence Standards to be consistent with modifications to the NYSE independence standards. The Director Independence Standards are attached to this Proxy Statement as Exhibit III.

Corporate Governance Guidelines

The Governance Committee reviewed the Board's Corporate Governance Guidelines and compared them to the requirements of the NYSE as well as best practices and current practices of the Company. The Governance Committee determined that the Guidelines were in line with the requirements of the NYSE. However, the Governance Committee proposed amendments to the Governance Guidelines to reflect actual practices of the Company concerning the CEO evaluation process and the process to be followed when our directors have an opportunity to serve on other public boards. Based on the recommendation of the Governance Committee, the Board adopted the amended Governance Guidelines. A copy of the amended Governance Guidelines is published on our website at **www.kodak.com/go/directors**.

Director Independence

The Governance Committee assessed each non-management director's independence based upon the Board's Director Independence Standards and those of the SEC and the NYSE and made recommendations to the full Board regarding each non-management director's independence.

Annual Board Goals and Action Plan

With the Governance Committee's assistance, the Board continued its practice of establishing annual Board goals and an action plan to meet those goals. A more detailed description of this process appears on pages 30 – 31 of this Proxy Statement. The Governance Committee tracked the Board's performance against its goals and action plan and provided periodic reports to the Board on its progress.

Governance Committee Evaluation

The Governance Committee prepared and conducted an annual self-evaluation and discussed the results of this evaluation.

Diversity Advisory Panel's Recommendations

The Governance Committee met with the Company's Chief Diversity Officer to assess the Company's progress with regard to diversity initiatives across the Company, including continued discussion on the recommendations of the Diversity Advisory Panel, a seven-member, blue-ribbon panel launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak.

Laura D'Andrea Tyson, Chair
Herald Y. Chen
Timothy M. Donahue
Michael J. Hawley
William H. Hernandez
Douglas R. Lebda

Dated: February 22, 2010

REPORT OF THE EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the SEC rules with the Company's management.

Based on such review and discussions, the Compensation Committee approved the Compensation Discussion and Analysis for inclusion in this Proxy Statement.

Richard S. Braddock, Chair
Herald Y. Chen
Michael J. Hawley
Douglas R. Lebda
Delano E. Lewis
William G. Parrett
Joel Seligman

Dated: March 15, 2010

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The Executive Compensation and Development Committee, to which we refer in this discussion as the Committee, has oversight responsibility for the Company's executive compensation strategy. The Committee approves compensation objectives, plans, philosophy and forms of compensation for all executives, including our Named Executive Officers. In 2009, our Named Executive Officers included our:

1) Chairman & Chief Executive Officer (CEO), Antonio M. Perez,
2) Executive Vice President (EVP) and Chief Financial Officer (CFO), Frank S. Sklarsky,
3) President and Chief Operating Officer (COO), Philip J. Faraci,
4) Senior Vice President (SVP) and General Counsel (GC), Joyce P. Haag,
5) SVP and Chief Human Resources Officer (CHRO), Robert L. Berman

Our Named Executive Officers for 2009 also included one former EVP, Mary Jane Hellyar. Decisions related to Ms. Hellyar are discussed on pages 56, 65 and 81 of this Proxy Statement.

Decisions surrounding the Company's compensation strategy in 2009 are best understood in the context of the Company's transformation to a digital company. We began our transformation in 2003 and, by the end of 2007, the Company had built a strong digital products and services portfolio and proceeded to deliver six quarters of digital revenue growth, including four consecutive quarters of double digit revenue growth from the third quarter of 2007 through the second quarter of 2008. During this timeframe, we also managed the decline in our traditional business in line with expectations.

As we entered the second half of 2008, the global recession broadened dramatically and began to negatively impact all of our businesses. The timing of the global downturn was especially significant given the importance of the fourth quarter to the Company's revenue and profit. In response, the Company aggressively implemented necessary actions to align the businesses and their cost structures with external realities. Despite the economic downturn, we achieved most of our strategic business objectives in 2008, such as key product introductions, market share goals and effective cash management. We did not, however, achieve our key operational objectives, which had been established prior to the deteriorating economic conditions that occurred in the second half of the year. As a result, and consistent with our highly results-oriented compensation strategy, we did not provide an annual variable pay award for the 2008 performance year, and awards granted under our performance stock program were forfeited. In addition, no Named Executive Officer received an increase in base salary.

As we entered 2009, the economic recession continued, and the potential timing and magnitude of an economic recovery remained highly uncertain. Our 2009 business strategy and financial goals were developed to address the unprecedented economic conditions and the resulting difficulty in forecasting short-term business conditions. The following table sets forth a summary of our strategies and goals for 2009:

2009 Business Strategy	2009 Performance Metrics
Maintain a solid cash position and strong balance sheet Realign our portfolio given economic realities: • Focus investments on businesses that are at the core of our strategy, where we have breakthrough technologies and where market opportunities exist for sustainable profitable growth. • Manage our stable and sustainable businesses, where we have strong market positions, so as to optimize cash flow. Transform certain businesses to improve profitability, by managing product mix, increasing annuities and aligning cost structure with revenue projections.	Cash Generation before Dividends and Restructuring Total Segment Earnings from Operations

The 2009 metrics were selected to tie directly to our 2009 business strategy. We selected Cash Generation before Dividends and Restructuring due to the importance of cash in the existing economic environment. We excluded restructuring payments from this measure of cash to ensure that management was not disincented from taking appropriate cost reduction actions. Total Segment Earnings from Operations was selected to focus management on gross margin, business transformation actions and cost structure improvements. In addition, earnings from operations performance is a key component of cash generation.

The Committee also recognized the priority of retaining and motivating our executive team that successfully led the Company's digital transformation and remains critical to driving our future strategy.

To support our business strategy, and in the context of the economic uncertainty, we focused our compensation strategy on:

- Ensuring a strong link between realized compensation and the achievement of our key operational and strategic objectives, as discussed above.
- Enhancing the retentive power of our overall compensation system and fostering strong economic alignment between our executives and our shareholders. This included:
  - Amending the Company's employment agreement with our Chairman and Chief Executive Officer, Antonio M. Perez, to reinforce the mutual intent for Mr. Perez to lead the Company in his current position through at least December 31, 2013. Under the amendment, Mr. Perez's target annual cash and long-term incentive compensation remained unchanged. He received stock option and performance-based equity compensation incentives that will fully vest at the end of 2013. The incentives align compensation with shareholders' interests by tying value to changes in share price, achievement of operational performance goals and continued employment. After Mr. Perez reaches the age of 65 in 2010, he no longer will receive additional deemed service in his pension benefits. Further, he waived the right to receive any tax gross-up payments and to receive severance benefits following a change in control of the Company unless he is involuntarily terminated without cause or voluntarily terminates with good reason. For a full discussion of Mr. Perez's amended agreement, see pages 53 – 54 and 64 of this Proxy Statement.
  - Increasing the unvested equity holdings of our executives by accelerating the issuance of the 2010 annual equity grant by approximately one calendar quarter, extending the vesting requirements associated with the grant by one year and delivering the award opportunity in the form of RSUs. The Committee selected RSUs for this award to enhance the retentive value of the overall compensation program in light of the impaired value of our equity compensation for executives as discussed on pages 53 – 54 of this Proxy Statement. Details regarding this action are on pages 52 – 53 of this Proxy Statement.

Despite the unprecedented economic conditions in 2009, the Company delivered favorable operational and strategic results including:

- Positive cash generation before restructuring and dividends (which were not paid in 2009) of $45 million;
- Total segment earnings from operations of $139 million (which was in the upper half of our guidance to investors); and
- Completion of $700 million in financing transactions designed to strengthen our financial position, thereby providing greater financial flexibility to weather the economic downturn, confidently continue to invest in our core growth opportunities and establish a manageable debt burden in the years ahead.
- Achievement of key objectives in our core investment areas:
  - Consumer Inkjet – We gained market share in 2009 and delivered a significant revenue increase in consumer inkjet printer hardware and ink vs. 2008, outpacing the market. We doubled our installed base of consumer inkjet printers while maintaining our price premium.
  - Commercial Inkjet – We delivered on all commercialization objectives to launch our Stream inkjet technology under the KODAK PROSPER brand enabling the sale of PROSPER S-10 imprinting systems in 2009. Customer commitments continue to grow in anticipation of delivery of the PROSPER presses beginning in 2010.
- Achievement of goals that we set for our intellectual property program by reaching several mutually beneficial arrangements with leading technology companies which were in line with the three key objectives of our intellectual property licensing program: achieving design freedom, gaining access to new markets and partnerships and continued generation of cash and income.

COMPENSATION PHILOSOPHY AND PROGRAM

Our overall compensation philosophy focuses on attracting, retaining and motivating world-class executive talent critical to the success of the Company's business goals. Our objective is to leverage all elements of market competitive total compensation to drive profitable growth and shareholder value consistent with our Company values. We design our plans to be highly results-based to drive appropriate rewards for outstanding results.

Our executive compensation program consists of the following material elements: 1) base salary; 2) annual variable pay; 3) long-term equity incentives; and 4) benefits, which include retirement, termination and change in control arrangements. Our Named Executive Officers are also eligible to participate in a limited set of perquisites and the benefit plans and programs that are generally available to our employees.

The Committee regularly reviews the Company's executive compensation principles, which provide a framework for the Company's executive compensation programs. In 2009, the Committee added the following principle:

- Compensation programs are designed and administered to appropriately balance risk taking with the achievement of objectives in the interest of shareholders.

While this was not a new objective, the Committee determined that it is appropriate to specifically articulate the manner in which it has operated, and will continue to operate, in its ongoing oversight of executive compensation plan design and administration. The Committee also reaffirmed the following existing principles:

- Aggregate total direct compensation, consisting of base salary, annual variable pay and long-term equity incentives, should be at a competitive median level while maintaining flexibility to selectively target compensation for key positions at the 75th percentile.
- A significant portion of each executive's compensation should be variable, with a positive correlation between the degree of variable compensation and the level of the executive's responsibility. In other words, the senior-most executives, who are the most responsible to shareholders, are held most accountable to changes in shareholder value and achievement of critical performance goals.
- Interests of executives should be aligned with those of the Company's shareholders by providing long-term equity incentives and encouraging executives to acquire and maintain a requisite level of stock ownership.
- Compensation should be linked to key operational and strategic metrics of the Company's business plan, along with behavioral expectations.
- Compensation program design should ensure high standards of excellence and consider best practices.

The Committee also reviewed the primary basis for individual differentiation of executive compensation and reaffirmed the manner in which base salaries and annual variable pay is differentiated among our executives. The elements of differentiation are:

- Base salaries – internal and external relative responsibility and experience;
- Annual variable pay – Company performance, unit level performance (where applicable) and individual performance; and
- Long-term equity incentives – Company performance and relative responsibility.

2009 Executive Compensation Decisions

The Committee made the following decisions impacting 2009 compensation, which are described and referred to within this discussion as the "2009 Awards."

2009 Executive Compensation Decision Timeline

Committee Meeting	Compensation Determination
December 2008	2009 Stock Option Award (December 2008 Committee grant date)
	2009 January Leadership Stock allocation (performance stock unit plan)
	2009 January RSU Award
February 2009	2009 Base Salary consideration
	2009 Annual Variable Pay (Executive Compensation for Excellence and Leadership (EXCEL)) target opportunity
April 2009	2009 Named Executive Officer Base Salary reduction action for remainder of 2009
September 2009	2010 Long-Term Equity Awards
	Amendment to Mr. Perez's employment agreement
February 2010	2009 EXCEL Award Certification and Named Executive Officer Awards
	2009 Leadership Stock Certification and Named Executive Officer Awards

DETERMINING EXECUTIVE TOTAL DIRECT COMPENSATION

The Committee oversees the Company's executive compensation strategy and reviews and approves the compensation of our Named Executive Officers. Typically, the Committee reviews the total compensation of each Named Executive Officer against market data for base salary, target total cash and total long-term incentive opportunity on an annual basis. In preparation for the Committee's review in 2009, the Committee recognized that 2009 market data was not likely to provide reliable market trend information because of the unusual economic situation and the time lag in the reporting of actual practice as reflected in available data. As such, the Committee did not request that its independent consultant conduct an updated analysis of market compensation rates in 2009, nor did it request the independent consultant to update or present any compensation surveys to the Committee in 2009. In making this decision, the Committee sought the advice and input of its independent consultant, who agreed that the path forward was reasonable given the unusual economic environment.

As described further in the section on Elements of Total Direct Compensation beginning on page 46 of this Proxy Statement, the Committee did not rely on market data in 2009 but, rather, focused on the need to manage costs in its base salary and target variable opportunity decisions. In making dollar-denominated equity decisions, the Committee primarily focused on the retentive value of unvested equity holdings and shareholder alignment objectives, as well as grant guidelines set for each executive in prior years.

In approaching 2009 compensation decisions, management gathered and analyzed data and provided a recommendation, with supporting rationale, for dialog with the Committee. Management provided a recommendation for each Named Executive Officer, with the exception of our CEO. In the case of our CEO, the independent consultant gathered and analyzed data and discussed a recommendation with the Committee Chair. The Committee took these recommendations into consideration and exercised its judgment in making decisions. For additional information regarding the role of the independent consultant, see pages 27 – 28 of this Proxy Statement.

Factors Considered by the Committee to Determine Level and Mix of Target Total Direct Compensation

The Committee considers a broad range of facts and circumstances when determining levels of executive compensation, including: 1) market competitiveness; 2) experience relative to typical market peers; 3) the importance of the position in the Company relative to other senior management positions; 4) sustained individual performance; 5) readiness for promotion to a higher level and/or role in the Company's senior management succession plans; and 6) retention of critical talent. The significance of any individual factor will vary from year-to-year and may vary among Named Executive Officers.

The Committee does not have a pre-defined target for each element of total direct compensation as a portion of the whole. In approaching specific salary, target annual incentive and equity decisions for 2009, the Committee determined it would hold target total direct compensation levels at 2008 levels. The Committee decided to maintain the 2008 target mix of total direct compensation for our Named Executive Officers because, in the Committee's view, it resulted in a well balanced mix of fixed versus variable pay and cash versus equity compensation. Decisions for each element of total direct compensation are described more fully below in the section on Elements of Total Direct Compensation.

In general, the Committee does not consider awards granted or earned under plans in past years when setting annual target total direct compensation levels of our Named Executive Officers. The Committee does, however, consider equity awards granted in past years in the evaluation of the retentive value of the Company's long-term equity incentive plans and the timing, mix and vesting of long-term equity incentives as further described beginning on page 50 of this Proxy Statement.

2008 and 2009 Target Compensation Elements as a Percentage of Target Total Direct Compensation

The table below shows the mix of target total direct compensation for each of our Named Executive Officers for 2008 and 2009.

Named Executive Officer	Base Salary as a % of Target Total Direct Compensation[1] (TDC)	Annual Variable Pay (EXCEL) at Target as a % of TDC	Long-Term Equity Incentive as a % of TDC
A.M. Perez, Chairman & CEO	13%	20%	67%
F.S. Sklarsky, EVP & CFO	23%	17%	60%
P.J. Faraci, President & COO	22%	19%	59%
J. P. Haag, SVP and GC	31%	20%	49%
R.L. Berman, SVP & CHRO	27%	18%	55%

[1] Target total direct compensation = base salary + annual variable pay (EXCEL) opportunity at target + dollar-denominated value of target long-term equity.

The 2009 target compensation mix supports the Company's compensation principles that: 1) a significant amount of pay should be variable, as demonstrated by the fact that 13% – 31% of target total direct compensation is delivered in base salary, and the remaining 69% – 87% is variable based on operational results and stock price performance; 2) realized compensation is significantly tied to performance against operating results and changes in shareholder value through our annual variable pay plan and our equity plans; 3) the economic interests of our executives are aligned with our shareholders, as demonstrated by the fact that 49% – 67% of our Named Executive Officer compensation is in the form of long-term equity incentives; and 4) the senior-most executives are held most accountable for overall performance, as demonstrated by the fact that the portion of target total direct compensation that is variable (EXCEL and long-term equity incentives) increases by level of responsibility.

The preceding table illustrates the target mix of compensation. Actual realized compensation, and the portion of the whole that each component represents, depend upon: 1) the delivered value on the grant date versus the dollar-denominated intended value, and 2) performance against variable pay and equity plans and stock price. Due to our dollar-denominated conversion methodology discussed further on pages 57 – 58 of this Proxy Statement, and the decline in share price, the portion of realized compensation that has been delivered in equity has been significantly below target levels over the last several years. This created a significant retention concern and resulted in a less than intended level of alignment between executive and shareholder interests.

Use of Tally Sheets

The Committee annually reviews all components of each Named Executive Officer's compensation as presented in a set of Tally Sheets that are prepared by the Committee's independent consultant. The Tally Sheets provide a comprehensive view of each Named Executive Officer's compensation, broken down into three components:

1) An estimate of projected annual compensation, including target total cash compensation, the total estimated value of annual long-term equity awards and the value of benefits and perquisites received by each Named Executive Officer;
2) A comprehensive summary of the vested and unvested values of all outstanding equity awards held by each Named Executive Officer at current and assumed future stock prices; and
3) A summary of the severance benefits potentially payable to each Named Executive Officer as of year-end under various termination scenarios.

The Tally Sheets provide the Committee with context for the decisions it makes in relation to total direct compensation. The Tally Sheets allow the Committee to holistically assess total direct compensation and the relationship of its various components to each other. The Tally Sheets also enable the Committee to determine the extent to which wealth creation exists through equity-based compensation and to assess the strength of retention power as a result of unvested value. The Tally Sheets may also influence the Committee's views on a variety of other issues, such as changes to severance plans and employment agreements, special equity grants to promote retention or changes in long-term equity incentives.

Committee Discussion and Analysis of Retention Risks

From the 2008 Tally Sheets, the Committee found that the total outstanding equity held by our Named Executive Officers had little intrinsic (i.e. "in-the-money") value and thereby did not sufficiently mitigate the retention risk for these executives, even in the event of significant stock price appreciation. The Committee considered this factor in making its equity grant mix decisions for 2009 in December 2008 and in its decision to accelerate the issuance, and extend the vesting requirements, of the 2010 equity grant as described further on pages 52 – 53 of this Proxy Statement.

From the 2009 Tally Sheets, the Committee concluded that the 2009 and accelerated 2010 grants meaningfully addressed the retention concern identified in 2008 by increasing the value of unvested equity to a level that was economically meaningful for each executive, thereby creating a stronger retentive influence and fostering alignment between management and shareholder interests as reflected in changes in share price. As a result, the Committee intends to return to a more typical equity approach in 2011, assuming business conditions warrant doing so.

Use of the CEO Evaluation Process

The Presiding Director and the Chair of the Compensation Committee, with support from Mr. Berman, our CHRO, lead the annual CEO evaluation process to assess the performance of our CEO. Each February, our CEO completes a written self-assessment of his performance against the business plan of record for the prior year. This written assessment is sent to the full Board for review. Later in the same month, the CHRO interviews each member of the Board to collect feedback against an established set of criteria, including reaction to our CEO self-assessment and the Company's leadership imperatives, which are: 1) "Drives to Win;" 2) "Develops Leaders;" and 3) "Leads With Values." The CHRO summarizes the input of each Board member for review with the Presiding Director and the Chair of the Committee. The Presiding Director and the Chair of the Committee discuss the summary with the Board and subsequently review the feedback with our CEO. Since the same director currently is both the Presiding Director and Chair of the Committee, the Chair of the Finance Committee of the Board served as co-leader of this process for 2009.

ELEMENTS OF TOTAL DIRECT COMPENSATION

Total direct compensation consists of the following elements: base salary, annual variable pay and long-term equity incentives.

Base Salaries

Base salaries provide a regular source of income to our Named Executive Officers. Consistent with our philosophy of tying pay to performance, our Named Executive Officers receive a relatively small proportion of overall total direct compensation in the form of base salary.

The Committee reviews base salaries annually, but it does not automatically increase salaries. Rather, base salaries are adjusted only if, and as, the Committee deems appropriate, utilizing market median data as a reference and in consideration of: 1) experience; 2) responsibilities; 3) the importance of the position relative to other senior management positions within the Company; 4) external relative scope or changes in the competitive marketplace; and 5) years since last base salary change. Any change in base salary will affect an executive's target opportunity under our annual variable pay plan, which is based on a percentage of base salary.

The market median is targeted because it:

- Enables us to attract and retain high quality talent;

- Ensures that our executives receive competitive levels of fixed income, which protects against excessive risk taking that might be encouraged if salaries were set substantially below market rates;
- Ensures that fixed expense levels are reasonable and sustainable relative to peers; and
- Enables us to deliver the majority of compensation opportunity through variable, results-based incentives to ensure that realized pay is highly correlated with achievement of important performance goals and changes in shareholder value.

Committee Decision and Analysis

In February 2009, based on management's recommendations and given the severe global economic conditions that continued to exist, the Committee determined that base salaries should remain unchanged for our Named Executive Officers for 2009. In April 2009, the Committee, again based on management's recommendation, approved a reduction in base salary, effective April 27, 2009 through the last payroll of 2009. The reduction was one of a series of cost savings initiatives that management implemented due to the continued global economic downturn. The Committee approved a larger base salary reduction for Mr. Perez through the end of 2009 due to his desire to lead in the shared sacrifice. The 2009 salary reductions for our Named Executive Officers were as follows:

2009 Base Salary Reductions

Named Executive Officer	Annualized 2009 Base Salary Before Reduction	Reduction	Reduction on Annualized Basis	Total Dollar Reduction
A.M. Perez, Chairman & CEO	$1,096,168	15%	9.81%	$107,508
F.S. Sklarsky, EVP & CFO	597,910	10%	6.54%	39,099
P.J. Faraci, President & COO	697,561	10%	6.54%	45,611
J.P. Haag, SVP & GC	459,593	10%	6.54%	30,056
R.L. Berman, SVP & CHRO	383,659	10%	6.54%	25,093

Annual Variable Pay: EXCEL Plan

The Company provides an annual variable cash incentive opportunity to our executives, including our Named Executive Officers, through its EXCEL plan. The purpose of EXCEL is to provide annual cash compensation based on the Company's overall annual operating performance, thereby: 1) motivating management to pursue operational and strategic objectives deemed most critical for the Company's near-term success; 2) aligning realized pay with delivered performance; and 3) ensuring that costs are supported by underlying operating results. The EXCEL plan is structured to comply with the "performance-based" compensation requirements of Section 162(m) so that the Company may deduct cash incentives payable under the plan, to the extent permitted under Section 162(m).

Executives participating in the plan are assigned a target opportunity expressed as a percentage of base salary. Annual cash incentives may be awarded under the plan based on achievement of key objective goal(s) that the Committee establishes at the beginning of the performance year. These objective measures are designed to drive Company performance. Typically, the Committee establishes threshold, target and stretch performance goals. Payouts under EXCEL are provided through a corporate funding pool, the size of which is based on results achieved against the goals.

If the threshold performance level is not achieved, no amounts will be paid under the plan to our Named Executive Officers. If performance targets are exceeded, payouts may exceed an executive's target opportunity.

The Committee also establishes a set of EXCEL baseline metrics for each performance year. These metrics are designed to provide the Committee with additional operational and strategic performance metrics that it may elect to apply in order to adjust (upward or downward) the size of the corporate award pool and the amount allocated to each Named Executive Officer. These metrics reflect the key strategic and operational imperatives for the year in support of the Company's business strategy. The Committee selects these metrics in part to ensure that the primary EXCEL performance metrics are not achieved at the expense of the longer-term interests of our shareholders. Typically, the baseline metrics are not assigned any relative weight vis-à-vis each other but, rather, are subjectively assessed by the Committee at year-end.

After the end of the performance year, the Committee determines the extent to which the operational performance goals were achieved and sets the corporate funding pool resulting from any such achievement. Based on performance against the baseline metrics, the Committee may decide whether to increase or decrease the amount of the corporate funding pool. However, the Committee may not exercise positive discretion to increase the size of a Named Executive Officer's award above the maximum award level established under the plan. The maximum award under the plan for any Named Executive Officer is the lesser of 10% of the corporate award pool (without discretion), or 500% of his or her prior year-end base salary, not to exceed $5 million. Under the EXCEL Plan, the Committee may also choose to exercise discretion to recognize unforeseen circumstances, such as unanticipated economic or market changes, extreme currency exchange effects and management of significant workforce issues. Following its determination regarding the size of the corporate funding pool for the year, the Committee determines the amount of any awards for the Named Executive Officers.

EXCEL Target Opportunity

As noted above, our Named Executive Officers are assigned target opportunities based on a percentage of base salary. For 2009, the target EXCEL opportunities as a percent of base salary for our Named Executive Officers were: 155% for Mr. Perez, 85% for Mr. Faraci, 75% for Mr. Sklarsky and 65% for Ms. Haag and Mr. Berman. For our former Named Executive Officer, Ms. Hellyar, the target was 65%.

Committee Decision and Analysis

For 2009, the Committee determined that the target EXCEL opportunity for our Named Executive Officers would remain at the same level as in 2008, due to the challenging economic environment and management's decision to provide no increase in salary or annual variable pay targets for executives, except in limited cases where an executive made a job change resulting in significantly increased responsibilities.

2009 EXCEL Plan Design and Performance Results

Performance Metrics

For 2009, the Committee selected Cash Generation before Dividends and Restructuring as the performance metric for EXCEL for the reasons described below under Committee Discussion and Analysis. The Committee also established baseline metrics that it derived from key strategic and operational imperatives. The Committee reviewed and finalized the primary performance metric and baseline metrics in the first 90 days of the performance year. The baseline metrics were as follows:

Baseline Metric	2009 Goal
Maintain worldwide market share position for Production and Distributed Scanners	Top 3
Maintain worldwide market share position for Digital Plates	Top 2
Maintain worldwide market share position for Entertainment Imaging Film	#1
Maintain worldwide market share position for Kiosks	#1
Operational improvements in Digital Capture and Devices	Improve Gross Profit Margin by 3 – 7 percentage points vs. 2008
Increase consumer inkjet printer installed base	2x 2008
First shipment of Stream commercial inkjet print heads	3rd Quarter 2009
Achieve progress on portfolio transformation initiatives (Electrophotographic Printing, Photofinishing Central Lab Operations, Organic Light Emitting Displays (OLED) business, Image Sensors and Kodak Gallery)	Achieve resolution on the transformation of 3 out of 5 designated businesses
Total EK gross profit margin	22% – 23%
Research and Development expense as a % of revenue	5%
Selling, General and Administration expenses as a % of revenue	16% – 17%

The Company's definition of Cash Generation for 2009 is the same as the definition used by the Company in 2008, except that in 2009, cash generation was measured before dividends and before restructuring payments. The change from 2008 was implemented to encourage managers to execute on important cost reduction actions and to ensure consistency with investor communications. The full definition can be found in the narratives for the Grants of Plan-Based Awards section on pages 66 – 67 of this Proxy Statement.

The following performance matrix shows the threshold, target and stretch goals for 2009 and the resulting EXCEL corporate funding pool percentage:

Cash Generation before Dividends and Restructuring	Threshold	Target	Stretch
Metric	($350 million)	$0 – $200 million	$350 million
EXCEL funding as % of Target	20%	100%	190%

Committee Discussion and Analysis
The Committee selected Cash Generation before Dividends and Restructuring as the performance metric for EXCEL, because the Committee believed it to be the most critical metric to shareholders in 2009 in light of the need to maintain financial flexibility in the challenging economic environment. In establishing the metric, the Committee set a broad payout range and a flatter payout slope to recognize economic uncertainties and to mitigate the risk of management taking short-term actions that may not be in the best long-term interest of shareholders. The structure of the payout slope included the following considerations:

- EXCEL is structured to include a threshold metric, which represents the level below which no EXCEL pool will be funded. For 2009, the Committee set this level at negative $350 million to ensure an appropriate year-end cash balance to fund necessary restructuring, debt payments, and ongoing operations.
- The Committee established target level payouts at a range of results from break-even cash through $200 million, which was the midpoint of the performance range communicated to investors in February 2009. A broad, flat payout curve was established for performance in this range, recognizing the uncertainty of the economy and the desire to continue investments in Consumer inkjet and Commercial Printing that are in the long-term interests of shareholders. This broad target range also protects against potential windfall compensation payouts for performance within this range.
- The slope of the payout decreased 5% for every $50 million change from break even to negative $200 million and then accelerated for performance below negative $200 million (20% payout reduction per $50 million) and above $200 million (30% payout increase per $50 million).

Committee Discussion of Risk
In establishing the primary EXCEL metric, the Committee considered the use of digital revenue growth as a metric, as it had done in 2008. Given, however, the difficulty of predicting market demand in the existing economic environment, the Committee determined that revenue growth should not be a primary metric in 2009 because it could create an incentive for executives to take excessive short-term risks in order to drive revenue in a declining market, and because of its potential to distract management from taking the right actions to deliver on cash and earnings performance. Therefore, rather than using digital revenue growth as a primary metric, the Committee included several market share metrics as baseline metrics for the performance year, which enabled the Committee to consider growth relative to competitors in the context of an uncertain economy. The Committee also included goals associated with strategic core investments among the baseline metrics to ensure the Company was making the appropriate level of progress with its strategic investments in 2009. By utilizing baseline metrics in addition to the primary EXCEL metric, the Committee considered a broad range of performance factors, which mitigates the incentive for management to take risks that are not in the best long-term interest of shareholders.

To appropriately manage risk-taking as it applied to the primary Cash Generation metric, the Company employed the following governance procedures:

- The Committee reviewed the Company's cash plan prior to establishing the EXCEL performance metric.
- Prior to certifying EXCEL performance, the Committee reviewed the elements that generated cash against the initial plan in order to evaluate the quality as well as the quantity of the cash result.
- The approval of the Finance Committee is required in advance of any asset or business sale resulting in cash proceeds greater than $50M.

Determination of Corporate Award Pool and Named Executive Officer Awards for 2009

Committee Decision and Analysis
The Company ended 2009 with performance on cash generation before dividends and restructuring that was within the target range, resulting in an award payout at 100%. In considering this result and its relation to the award pool, the Committee reviewed the original cash plan for the Company and how the actual results compared to the plan. The Committee also reviewed the overall positive results delivered through the baseline metrics in the areas of market share, milestones for the Company's core investments in Consumer Inkjet and Commercial Printing, progress on portfolio transformation milestones and operational financial metrics. After its review, the Committee determined that it would not utilize the baseline metrics to exercise any discretion, either positive or negative, judging that the 100% EXCEL pool was appropriate based on the primary EXCEL metric. The Committee then certified the award pool at 100%.

EXCEL awards for our Named Executive Officers, as for all executives of the Company, are based primarily on the achievement of the Company's overall performance metric(s) and baseline metrics. The awards may also be influenced by individual performance, reflective of the unit in which an executive works. Once the Committee certifies the Company's EXCEL performance and award pool, the CEO determines how to allocate the pool across the Company's business and functional units. In 2009, the CEO determined that each business segment or global function led by a Named Executive Officer should receive 100% of its EXCEL target award pool, because each positively contributed to the Company's cash results and baseline metrics, consistent with the expectations for each segment and function.

Based on this analysis, the CEO recommended the awards for our Named Executive Officers. In determining individual awards, an executive who leads a unit typically receives the EXCEL award percentage that is allocated to the unit that he or she leads. The CEO may recommend the use of discretion to adjust an award, for individual contributions carrying extraordinary impact beyond that reflected in the unit's results or positive discretion for extraordinary contributions to the Company's diversity and inclusion results. In 2009, our CEO recommended an award of 100% of target for each of the other Named Executive Officers, based on his or her unit allocation, and did not modify this recommendation for any specific individual achievements. In considering the EXCEL award for our CEO, the Committee similarly determined that an award of 100% of target was appropriate, so as to be consistent with the corporate pool and in light of our CEO's leadership in the Company's achievement of the cash metric. Thus, the Committee approved all of the Named Executive Officer awards at 100% of target.

Long-Term Equity Incentive Compensation

Purpose

The objectives of our long-term equity incentive programs are to:

1) Align executive compensation with shareholder interests;
2) Create significant incentives for executive retention;
3) Encourage long-term performance by our executives; and
4) Promote stock ownership.

The Committee reviews our long-term equity incentive programs annually to ensure that they are meeting the intended objectives. All equity grants are made in accordance with the Board of Directors Policy on Equity Awards, discussed further on page 57 of this Proxy Statement. In addition to annual awards, Named Executive Officers may receive additional equity awards during the year in recognition of a promotion, other significant achievement or for retention purposes. In 2009, Mr. Perez received such an award in conjunction with the amendment to his employment contract as described further on pages 53 – 54 of this Proxy Statement. Also in 2009, Mr. Faraci received a stock option award to enhance retention while aligning Mr. Faraci's interest with shareholders by tying realized compensation directly to changes in shareholder value.

2009 Long-Term Equity Incentive Compensation Value and Mix

Our Named Executive Officers typically receive an annual grant of long-term equity incentive awards. The annual grant is based on a targeted dollar-denominated value. The value is set at a level that is intended to align the target total direct compensation of our Named Executive Officers with, approximately, the market median. There is no pre-determined mix of long-term equity incentives granted to our Named Executive Officers. The mix is determined each year by the Committee.

As disclosed in the 2009 proxy statement, the Committee determined in December 2008 that the equity compensation program for 2009 would include the following mix of equity awards:

- 50% of the equity dollar value delivered in the form of stock options, vesting in substantially equal installments over three years;
- 25% of the equity dollar value delivered in the form of Leadership Stock, paid, if earned, in shares of common stock upon completion of a one-year performance cycle and an additional two-year time-based vesting period; and
- 25% of the equity dollar value delivered in the form of RSUs, paid in the form of shares of common stock upon completion of a three-year cliff vesting period.

Committee Decision and Analysis

As disclosed in the 2009 Proxy Statement, the Committee selected these forms of equity recognizing that each is either wholly or partially dependent on changes in share price and, as such, supports our compensation principles. Stock options were included because they foster the strongest link between changes in shareholder value and gains realized by our executives. RSUs were utilized to enhance stock ownership and strengthen retention. Leadership Stock was selected to link controllable operational performance and realized compensation. A mix of all three equity vehicles was selected to balance the overall program given the need to manage potential share dilution, to mitigate the impact that market volatility may have on stock price, and to recognize the challenges that the economic environment posed in establishing appropriate financial metrics.

Leadership Stock – 2009 Performance Cycle Awards

The Committee approved the 2009 performance criteria and terms of the 2009 Leadership Stock program in compliance with the rules of Section 162(m) which require that goals be established no later than 90 days after the start of the performance period.

Leadership Stock awards provide the right to earn shares of our common stock based upon attainment of certain performance goals. For 2009, the Committee continued its use of a one-year performance period followed by a two-year time-based vesting schedule for Leadership Stock. The one-year performance period was chosen due to the difficulty of setting multi-year goals in the uncertain economic environment, and the extended vesting schedule was used to enhance executive retention and ensure that earned awards fluctuated in value with changes in share price over a multi-year period, which aligns the interests of management with shareholders.

For 2009, the Committee selected a single performance goal, Total Segment Earnings from Operations, because it provides insight into the Company's profitability and was critical to achieving our cash generation objectives. This metric focused executives on optimizing gross margin dollars and cost structure, both of which were imperative to the Company in the difficult economic environment. The definition for Total Segment Earnings from Operations can be found on page 68 of this Proxy Statement.

The following abbreviated performance matrix shows the threshold, target and maximum goal and associated payout percentage for 2009 Leadership Stock:

Leadership Stock Matrix		
	Total Segment Earnings from Operations	**Payout**
Threshold	($150 million)	10%
Target	$0 million	100%
Maximum	$200 million	200%

Leadership Stock awards are based on an executive's target Leadership Stock allocation multiplied by the applicable payout percentage. Performance results below negative $150 million Total Segment Earnings from Operations would result in a zero percentage, and, therefore, no awards would be earned for the performance cycle. Performance at $0 million would lead to an award at 100% of target, and results of $200 million or greater would result in an award at 200% of target. Results are interpolated between threshold and target and between target and maximum. The threshold, target and maximum number of shares allocated to our Named Executive Officers under the 2009 Leadership Stock performance cycle are shown in the Grants of Plan-Based Awards Table on page 66 of this Proxy Statement.

Committee Decision and Analysis

The Committee established the threshold, target and maximum award levels for Leadership Stock as follows: 1) the threshold was established at negative $150 million in recognition of the fact that the timing of new intellectual property agreements, which is an element of Total Segment Earnings from Operations, can be difficult to predict and to provide flexibility in the timeline for the negotiation of these agreements; 2) the target was established at the low-end of the external guidance range; and 3) the maximum was set at the top end of the investor guidance range. These levels relate to external guidance, while also providing the Company with flexibility to make additional investments during the fiscal year to grow the Company's digital businesses.

2009 Leadership Stock Program Results

For 2009, the Company's total segment earnings from operations was $139 million.

Committee Decision and Analysis

Based on the Company results, the Committee certified a 170% performance award for Leadership Stock. As a result, our Named Executive Officers received the following Leadership Stock awards, with payout contingent on satisfaction of an additional two-year time-based vesting requirement:

Named Executive Officer	2009 Initial Leadership Stock Allocation (in stock units)	Multiplier	Certified 2009 Leadership Stock Award (in stock units)
A.M. Perez Chairman & CEO	95,120	170%	161,704
F.S. Sklarsky EVP & CFO	26,300	170%	44,710
P.J. Faraci President & COO	31,230	170%	53,091
J.P. Haag SVP & GC	11,840	170%	20,128
R.L. Berman SVP & CHRO	12,750	170%	21,675

2010 Equity Grant: Delivered in September 2009

In September of 2009, the Committee determined that it would accelerate the Company's 2010 equity grant into 2009 to increase the value of unvested equity held by executives in order to establish a meaningful retentive incentive and better align the economic interests of management with shareholder interests. The decision applied to the 2010 equity grant only and does not carry forward to future years. The Committee intends to return to a more typical equity approach in 2011, assuming business conditions warrant doing so.

The accelerated grant was delivered in the form of time-based RSUs with extended vesting requirements.

2010 Long-Term Equity Incentive Compensation Value

In determining the dollar-denominated values of the 2010 equity awards for our Named Executive Officers, the Committee relied on target guidelines established for each Named Executive Officer in prior years. The Committee utilized the updated ten day average closing price conversion methodology that it had approved in April of 2009 (as described on pages 57 – 58 of this Proxy Statement) to determine the number of shares issued, as indicated in the following table:

Named Executive Officer	Target Value of 2010 Grant (rounded to the nearest thousand)	RSUs
A.M. Perez Chairman & CEO	$5,787,000	1,048,370
F.S. Sklarsky EVP & CFO	1,600,000	289,860
P.J. Faraci President & COO	1,900,000	344,200
J.P. Haag SVP & GC	720,000	130,430
R.L. Berman SVP & CHRO	776,000	140,580

The Committee determined a flat dollar-denominated value from 2009 was appropriate for the 2010 grant given that the methodology used for converting dollar-denominated target awards into share equivalents for the 2009 grant, combined with the decline in the price of the Company's stock in the fourth quarter of 2008 resulted in an actual value on the grant date that was only 33% of the intended grant date dollar-denominated value (i.e. the guideline value) for our Named Executive Officers.

The following table represents the intended target dollar value of the long-term incentive opportunity for 2009 and the significantly lower actual value on the date of grant. The actual value is calculated using: (i) for stock options, a Black-Scholes value ($0.91) corresponding to the grant date fair market value on the grant date of December 9, 2008; (ii) for Leadership Stock, the closing price ($6.58) of our common stock as of December 31, 2008; and (iii) for RSUs, the fair value ($6.43) of our common stock as of December 31, 2008. Fair market value is defined as the average of the high and low stock price on the grant date.

	Target Dollar Value of Long-Term Incentive Opportunity		
Named Executive Officer	Target Value of 2009 Grant	Actual Value of 2009 Grant on Date of Grant	Grant Date Fair Value as % of Target Value
A.M. Perez, Chairman & CEO	$5,786,886	$1,921,413	33%
F.S. Sklarsky, EVP & CFO	1,600,080	531,261	33%
P.J. Faraci, President & COO	1,899,978	630,845	33%
J.P. Haag, SVP & GC	720,173	239,151	33%
R.L. Berman, SVP & CHRO	775,715	257,551	33%

The Committee also considered the following:

- An analysis of the actual value of unvested equity for executives demonstrated that the current value was not sufficient to support executive retention and shareholder alignment.
- The Committee's independent consultant reported that the Company's run rate of 1.2% for the three-year period from 2006 – 2008 was below the 25th percentile of benchmark companies. In addition, excluding the shares attributable to forfeited performance grants, the Company's run rate was only 1%.

- The Committee's independent consultant confirmed that the level of unvested retentive value was low relative to typical competitive standards, that a dollar-denominated value approach was common practice, and that the resulting costs and run rate were reasonable when considering the Company's overall historic equity compensation expense and potential share dilution versus market practices.

2010 Long-Term Equity Grant Mix

As discussed above, the Committee determined that the 2010 grant would be issued entirely in the form of RSUs and the grant date would be accelerated into 2009. In order to further foster retention, the Committee lengthened the vesting requirements for the RSUs from three to four years.

Committee Decision and Analysis

The Committee accelerated the timing of the grant by approximately one quarter and also extended the vesting period by an additional year. The accelerated timing was intended to deliver the incentive value of the grant earlier, enhancing retention as the Company moved into the critical fourth quarter of 2009 in a challenging economic environment, and also to better align the interests of management with shareholders by increasing the degree to which changes in shareholder value affect the overall compensation opportunity. RSUs were chosen as the form of award to eliminate the need to set specific performance goals in the uncertain business environment, but still ensure that the ultimate value would fluctuate with changes in shareholder value over a multiple year period. For the Named Executive Officers, the RSUs vest in equal portions on the third and fourth anniversaries of the grant date. To further support the retention objective underlying these awards, retirement will not result in accelerated or continued vesting of the RSUs. Also, Mr. Perez's award includes a "hold until retirement" provision which prohibits Mr. Perez from selling any of the shares acquired under the awards while employed by the Company, which strongly supports our objectives of ensuring long-term focus and aligning the CEO's interest with shareholders. Finally, the Committee determined that the use of full value shares provides the intended level of unvested equity while managing share utilization and share dilution (i.e. overhang).

Committee Discussion and Analysis of the Amendment to Mr. Perez's Employment Agreement

Mr. Perez entered into an amendment to his employment agreement with the Company in September 2009. The material terms of Mr. Perez's employment agreement, including the 2009 amendment, are detailed on page 64 of this Proxy Statement.

The Committee amended Mr. Perez's employment agreement for a number of reasons. While Mr. Perez's existing agreement did not have an expiration date, certain of its terms were scheduled to expire in December 2010, which created a strong incentive for him to retire at that time. The amended agreement extends the expected period during which Mr. Perez will lead the Company until at least December 31, 2013, which the Committee determined to be important to the Company's continued success, and creates retention incentives for Mr. Perez to remain with the Company until that date. The Committee determined that an exception should be made to the Company's retirement policy of age 65 in order for Mr. Perez to remain with the Company through 2013. The amendment also further aligns Mr. Perez's interests with shareholders through grants of equity-based compensation and the elimination of provisions that were viewed as inconsistent with contemporary best practice.

Specifically, through the amendment, the Committee took the following actions to reduce non-performance based benefits that had been available to Mr. Perez:

- Following his attainment of age 65 in 2010, Mr. Perez's pension benefit service will accrue at the rate of one month of pension service for each month of employment. Under his existing agreement, pension benefit service accrued generally at the rate of 3.29 years for each year worked.
- In the event of involuntary termination without cause or voluntary termination with good reason, Mr. Perez will receive a prorated annual variable pay award (i.e., EXCEL payout) based on actual performance as certified by the Committee. Under the existing agreement, his payout was guaranteed at prorated target regardless of performance.
- Mr. Perez waived his "walk away" rights under the Company's Executive Protection Plan, which permitted him to voluntarily leave the Company after the 23rd month following a change in control event for any reason and receive change in control severance benefits.
- Mr. Perez waived the tax gross-up provision provided under the Company's Executive Protection Plan for payments made in association with a change in control event.

The amendment includes the following equity-based compensation incentives for Mr. Perez to remain with the Company:

- On October 14, 2009, Mr. Perez received a grant of 500,000 stock options. The options will vest in three substantially equal amounts on the anniversary date of the grant in 2011, 2012 and 2013. The Committee granted stock options to ensure that realized value is delivered only to the extent that shareholder value appreciates. In addition, the Committee elected to have no shares vest until two years after the date of grant, which reinforces the longer-term focus on stock price appreciation and enhances the retentive power of the award.

- Mr. Perez is also eligible to receive two awards of performance stock units for the 2010 and 2011 performance year, each with an intended dollar-denominated target value of $1.23 million. The intended dollar-denominated value will be issued in performance units on the first trading day of the calendar year using an average 10-trading day closing stock price leading up to and including the date of grant. Each grant shall have a performance period of one year. If earned, each award will vest in full on December 31, 2013. The performance goals associated with each grant will be established by the Committee in the first 90 days of each performance year. The Committee will certify each award at the end of the one-year performance period. The maximum number of shares that may be earned under each award is the initial performance unit allocation. There is no opportunity for Mr. Perez to obtain additional shares above the initial performance unit allocation. The Committee utilized performance shares to reward achievement of short-term operational results and long-term stock price appreciation.

Initial Hire Grants and Ad Hoc Awards

In addition to annual equity awards, our Named Executive Officers may receive stock options and time-based Restricted Stock grants in connection with the commencement of their employment, election as a corporate officer or a promotion, or for retention purposes. The objectives of these grants are to encourage hiring, retention and stock ownership and to align an executive's interests with those of our shareholders. On occasion, the Committee may also grant one-time, ad hoc stock option awards to reward an executive for superior individual performance.

As indicated above, Mr. Perez received an ad hoc award of 500,000 stock options for retention purposes under his amended employment agreement. In addition, Mr. Faraci was granted 300,000 stock options on October 14, 2009. This award was intended to enhance retention, align Mr. Faraci's interest with those of shareholders and ensure that realized compensation was tied directly to changes in shareholder value. The award vests in full on October 14, 2013.

Delivered Compensation for the 2009 Performance Year without Accelerated 2010 Equity Grant

To understand compensation decisions for the 2009 performance year, it is useful to understand the total direct compensation of our Named Executive Officers, including the portion of dollar-denominated 2009 equity delivered in stock options in 2008, and excluding the accelerated 2010 equity grant delivered in 2009. As shown in the table that follows, the compensation delivered to our Named Executive Officers in 2009, without the 2010 grant, would have been significantly below our intended target total compensation in a performance year where operational and strategic deliverables were in line with or above investor commitment levels.

By "delivered compensation for the 2009 performance year," we mean the compensation that was actually delivered to our Named Executive Officers for 2009 (i.e., delivered compensation = 2009 base salary + the actual 2009 annual variable pay [EXCEL] award earned + the actual 2009 Leadership Stock award earned + the 2009 RSU award grant date fair value + the grant date fair value of the stock options granted in December 2008 [as determined for financial reporting purposes]). For Mr. Perez, delivered compensation also includes the grant date fair value of stock options delivered as part of his amendment. For Mr. Faraci, delivered compensation also includes the grant date fair value of his ad hoc stock option award.

The following tables demonstrate that the delivered compensation for our Named Executive Officers was 58% – 79% of their target total direct compensation in 2009. This outcome includes a 100% payout under EXCEL and 170% payout under our 2009 Leadership Stock plan. The manner in which dollar-denominated long-term equity targets were converted into actual grant date awards (as described on pages 57 – 58 of this Proxy Statement) negatively impacted the total delivered compensation.

In addition, the grant date fair value of stock options illustrated in the table will be realized only in the event of stock price appreciation. As indicated in footnote 3 below, as of December 31, 2009, the intrinsic value of the stock options was zero. If the stock option value in the tables reflected the intrinsic stock option value, rather than the grant date fair value, as of December 31, 2009, delivered compensation of our Named Executive Officers as a percentage of their target total direct compensation would range from 51% – 72%.

The information on these tables differs substantially from the Summary Compensation Table on page 61 of this Proxy Statement and is not a substitute for that table. A description of those differences is found following these tables.

2009 Target Compensation				
Named Executive Officer	**Base Salary**	**Target Annual Variable Pay**	**Target Long-Term Equity Value**	**Target Total Direct Compensation[(1)]**
A.M. Perez, Chairman & CEO	$1,100,000	$1,705,000	$5,786,886	$8,591,886[(2)]
F.S. Sklarsky, EVP & CFO	600,000	450,000	1,600,080	2,650,080
P.J. Faraci, President & COO	700,000	595,000	1,899,978	3,194,978
J.P. Haag, SVP and GC	461,200	299,780	720,173	1,481,153
R.L. Berman, SVP & CHRO	385,000	250,250	775,715	1,410,965

(1) Target total direct compensation = base salary + annual variable pay (EXCEL) opportunity at target + dollar-denominated target value of long-term equity.

(2) Our CEO's target total direct compensation differs from that of our other Named Executive Officers because the scope and responsibility of Mr. Perez's position significantly exceeds the scope and responsibilities of the other Named Executive Officers. In addition, as stated in our principles, the greater an executive's job responsibilities, the more the executive's direct compensation consists of variable compensation which is aligned to changes in shareholder value and achievement of critical performance goals.

2009 Delivered Compensation (without accelerated 2010 annual LTI grant) vs. 2009 Target Total Direct Compensation[(1)]								
			Long-Term Equity Incentive Plan					
Named Executive Officer	**Actual 2009 Base Salary[(2)]**	**Actual 2009 Annual Variable Pay**	**2009 Stock Option Award Granted in December 2008[(3)]**	**Certified Actual 2009 Leadership Stock Award[(4)]**	**Actual RSUs Granted on 1/1/2009[(5)]**	**2009 Ad Hoc Equity Award[(6)]**	**Delivered 2009 Total Direct Compensation**	**% 2009 Compensation vs. Target Direct Compensation (Including Ad Hoc Awards)[(7)]**
A.M. Perez, Chairman & CEO	$988,660	$1,705,000	$683,901	$646,816	$611,622	$1,050,000	$5,685,999	66%
F.S. Sklarsky, EVP & CFO	558,811	450,000	189,098	178,840	169,109	—	1,545,858	58%
P.J. Faraci, President & COO	651,950	595,000	224,543	212,364	200,809	630,000	2,514,666	79%
J.P. Haag, SVP & GC	429,537	299,780	85,112	80,512	76,131	—	971,072	66%
R.L. Berman, SVP & CHRO	358,566	250,250	91,673	86,700	81,983	—	869,172	62%

(1) Target total direct compensation = base salary + annual variable pay (EXCEL) opportunity at target + dollar-denominated target value of long-term equity.

(2) Actual base salary for 2009 reflects a salary reduction for a portion of the year (15% for Mr. Perez; 10% for Messrs. Sklarsky, Faraci, Berman and Ms. Haag).

(3) The 2009 stock option award, per our Equity Award Policy, was granted on December 9, 2008. The grant price was $7.41. The closing price of the stock as of December 31, 2009 was $4.22. Therefore, the intrinsic value of these stock options on December 31, 2009 was zero.

(4) This represents the 2009 Leadership Stock result as certified at 170%. The value of 2009 Leadership Stock was calculated based on a grant date fair value of $4.00.

(5) The value of January 1, 2009 RSUs was calculated based on grant date fair value of $6.43.

(6) Mr. Perez received an ad hoc grant of 500,000 stock options on October 14, 2009. Mr. Faraci received an ad hoc retention award of 300,000 stock options on October 14, 2009. The grant price was $4.54. The closing price of the stock as of December 31, 2009 was $4.22, therefore the intrinsic value of these stock options on December 31, 2009 was zero.

(7) Percent (%) 2009 Delivered Compensation = (actual 2009 base salary + actual 2009 annual variable pay award (EXCEL) + 2009 stock option award granted in 2008 + 2009 Leadership Stock award certified at 170% + January 1, 2009 RSUs + ad hoc equity award grant date fair value) divided by target total direct compensation as defined in footnote 1.

As previously indicated, the above table is not a substitute for the Summary Compensation Table, and the information provided in this table differs from the Summary Compensation Table in the following ways:

- The Summary Compensation Table provides the grant date fair values of equity delivered in 2009. The table above includes the grant date fair value of stock options issued in December 2008 that are part of the intended 2009 equity value, but are not disclosed in the 2009 Summary Compensation Table because they were delivered in 2008.
- The above table illustrates the 2009 Leadership Stock according to its earned value at 170%.
- The Summary Compensation Table includes changes in pension value, non-qualified deferred compensation and perquisites. These amounts are not included in the above table because they are not part of total direct compensation.

Former Executive: Mary Jane Hellyar

Ms. Hellyar's last date of employment with the Company was June 30, 2009. At the time of her departure, Ms. Hellyar was EVP and President of the Company's Film, Photofinishing and Entertainment Group (FPEG). In connection with Ms. Hellyar's departure, the Committee approved a severance payment of $1,617,000 (offset by the Special Termination Program benefits payable to her from the Kodak Retirement Income Plan in the amount of $183,750), which was equivalent to two times Ms. Hellyar's annual target cash compensation and was required under the terms of Ms. Hellyar's retention agreement dated August 18, 2006 and letter agreement dated June 29, 2009. In addition to the severance payment, the Committee, consistent with management's recommendation in the August 18, 2006 letter agreement, granted an "approved reason" as defined on page 78 of this Proxy Statement, and accelerated vesting for the remaining 1,797 restricted shares of the Company's stock granted to Ms. Hellyar on February 27, 2007 as a performance award, and for 15,000 restricted shares of the Company's stock granted to Ms. Hellyar on July 17, 2006 as a retention award. The Committee also granted an "approved reason" for Ms. Hellyar to retain 14,299 Leadership Stock Units (including dividend equivalents) that she earned under the 2007 performance cycle of the Leadership Stock program according to the terms of the plan. The units vested on December 31, 2009 and were paid in shares of the Company's stock. The Committee approved these awards based on: 1) organizational changes that resulted in the elimination of Ms. Hellyar's position and 2) the critical role that Ms. Hellyar played in managing the decline of traditional businesses in the Company and managing these businesses to maximize cash flow.

EXECUTIVE COMPENSATION POLICIES RELATING TO INCENTIVE PLANS

Share Ownership Program

As referenced on page 38 of this Proxy Statement, our Share Ownership Guidelines outline the Company's expectation for Kodak stock ownership by our Section 16 Executive Officers. These guidelines, first introduced in 1992, are intended to closely align the interests of our executives with those of our shareholders by encouraging executives to acquire a significant ownership stake in the Company. Ownership expectations are equal to at least one to five times their base salary amounts, depending on the executive's position. The guidelines also provide an expectation that executives retain 100% of shares attributable to stock option exercises or the vesting or earn-out of full value shares (such as Restricted Stock, RSUs or Leadership Stock), net of taxes, until they attain their specified ownership levels, which are indicated below. Shares counting toward the guidelines include: stock acquired upon stock option exercise, Leadership Stock when earned but not vested, Restricted Stock and RSUs, shares held in the executive's account under Kodak's Employee Stock Ownership Plan or Savings and Investment Plan and any "phantom stock" selected by an executive as an investment option in the Executive Deferred Compensation Plan, and shares owned directly by the executive and his or her spouse.

Named Executive Officer	Multiple of Base Salary	Retention Ratio[1]
A.M. Perez, Chairman & CEO	5x	100%
P.J. Faraci, President & COO	4x	100%
F.S. Sklarsky, EVP & CFO	3x	100%
J.P. Haag, SVP & GC	2x	100%
R.L. Berman, SVP & CHRO	2x	100%

(1) The retention ratio represents the percent of earned-out full value shares, net of taxes, or stock option exercises that the Named Executive Officer is expected to retain until his or her specified ownership level is achieved.

The Committee reviewed and updated the Share Ownership Guidelines in 2009 to be effective January 4, 2010. As part of the 2009 review, the Committee updated the guidelines to require that share ownership levels be reset annually, based on share price at fair market value and base salary as of the first trading day of January, until the required ownership level is met. The required ownership level is measured on December 31 of each year. Once attained, the share ownership level will be reset only when a Section 16 Officer is promoted to a new tier level or if the sale of shares causes the executive to fall below the ownership requirement. The Committee annually monitors each executive's status regarding achievement of the applicable minimum ownership requirement. As of December 31, 2009, under the then current guidelines, all of our Named Executive Officers had ownership levels above their established ownership guideline target level.

Equity Award Policy

All equity awards granted to Named Executive Officers in 2009 were granted in accordance with our Board of Directors Policy on Equity Awards approved by the Board effective as of January 1, 2007. In accordance with this policy, our grant timing guidelines are as follows:

Annual Stock Option Award. When annual grants of stock options are to be awarded, they are approved at the Committee's regularly scheduled December meeting. The grant date for such options will be the date of the December meeting in which the grants were approved.

Grant Dates for Ad Hoc and New Hire Equity Awards. For awards to Section 16 Executive Officers, the grant date for any ad hoc or new hire equity award approved in a meeting of the Committee will be:

- The date of the Committee meeting in which the award is approved in the case of an ad hoc equity award; or
- The next regularly scheduled Committee meeting following the first date of employment in the case of an equity award to a new hire.

The grant date of any ad hoc or new hire equity award approved by unanimous written consent of the Committee will be the next regularly scheduled Committee meeting following:

- The date of execution of the unanimous consent in the case of an ad hoc equity award; or
- The first date of employment in the case of an equity award to a new hire.

The exercise price of any stock options awarded will be the fair value (defined as the average of the high and low value) of the Company's common stock on the grant date as defined in the applicable equity compensation plan.

Methodology for converting dollar-denominated annual long-term incentive target opportunity into share equivalents. Each year, the Committee determines the target dollar value to be delivered in long-term equity incentives for each Named Executive Officer. For the 2009 grant, determined in December 2008, the Committee used the methodology in place since 2007. To determine the number of stock options to be delivered, the average of the closing price of the Company's stock over 60 trading days ending on the last trading day of September 2008 was calculated. A Black-Scholes value was then calculated using the 60-day average stock price. The target dollar value to be delivered in stock options (50% of the target total long-term equity value) was divided by the calculated Black-Scholes value to determine the number of stock options, which were then rounded to the nearest tenth. The exercise price of the options is the fair value of the Company's stock on the grant date. "Fair value" is defined as the average of the high and low share price on the grant date. The number of full value shares, in the form of Leadership Stock and/or RSUs, was calculated using the intended dollar value (each represented 25% of the target total long-term equity value) divided by the average of the closing price of our common stock over the 60 trading days ending on the last trading day of September, rounded to the nearest tenth.

This same methodology was used in 2008 to determine the number of stock options and shares of Restricted Stock to be granted to the directors under the Director Compensation Program.

This methodology was selected for administrative purposes and to define a consistent methodology to convert the annual dollar-denominated target award to shares. A change to the 60-day methodology was discussed in 2008 as part of the annual strategy review, but since the strategy review took place during the 60-day period it was determined appropriate to continue this methodology for 2008 and revisit it again in 2009. Use of this approach in December 2008 resulted in granting 2009 equity value equal to approximately 33% of the intended equity value because the Company's stock price fell after determination of the 60-day average stock price and prior to the issuance of the equity awards.

In April 2009, the Committee revisited the conversion methodology and approved the following new methodology:
The annual intended dollar value of equity would be determined utilizing an average of the Company's closing price over 10 trading days, up to and including the closing price on the Committee meeting date on which the shares are awarded. This change was made to move the applicable averaging period as close to the grant date as practical to better align the intended value of the grant with the grant date delivered value. The use of a 10-day average was selected to smooth out single day fluctuations in stock price. The decision to continue to utilize a predetermined methodology was used because it was determined to be a good practice to have a consistent methodology to convert the annual dollar-denominated target award to shares. This approach was utilized for the 2010 accelerated grant described on pages 52 – 53 of this Proxy Statement.

Policy on Qualifying Compensation

When designing all aspects of compensation, the Company considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1 million paid to certain executives, other than "performance-based" compensation meeting certain requirements. Annual variable pay under our EXCEL plan is designed to satisfy the requirements for "performance-based" compensation as defined in Section 162(m). Stock options and Leadership Stock are also intended to satisfy the requirements for "performance-based" compensation under Section 162(m). While we design these plans to operate in a manner that is intended to qualify as "performance-based" under Section 162(m), the Committee may administer the plans in a manner that does not satisfy the requirements of Section 162(m) in order to achieve a result that the Committee determines to be appropriate.

Generally, whether or not compensation will be deductible under Section 162(m) will be an important, but not the decisive, factor, with respect to the Committee's compensation determinations. In 2008 for 2009 equity and in 2009 for the 2010 grant, the Committee recognized that, while both stock options and Leadership Stock are deductible under 162(m), RSUs are not. The Committee nonetheless determined that the benefit to be derived from RSUs, namely their retentive value, outweighed any impact resulting from the inability to claim a deduction under Section 162(m).

Policy on Recoupment of Bonuses

The Company has a policy regarding the recoupment of bonuses in the event of financial restatements. Under this policy, the Board may seek to recover, to the extent permitted under applicable local law, any performance-based bonuses awarded to a Named Executive Officer under EXCEL if an executive's fraud or misconduct caused or partially caused the need for a significant financial restatement and if the awards would have been lower as a result of the restatement. The policy is more fully discussed on page 29 of this Proxy Statement.

OTHER COMPENSATION ELEMENTS

Retirement Plans

The Company offers a tax-qualified defined benefit plan comprised of a cash balance component and a traditional defined benefit component (KRIP) and tax-qualified 401(k) defined contribution plan (SIP), which cover virtually all U.S. employees. In addition to these tax-qualified retirement plans, the Company provides supplemental non-qualified retirement benefits to our executives, including Named Executive Officers, under the Kodak Unfunded Retirement Income Plan (KURIP) and the Kodak Excess Retirement Income Plan (KERIP). KURIP and KERIP are unfunded retirement plans that are designed to provide our executives with pension benefits that make up for the Internal Revenue Code's limitations on allocations and benefits that may be paid under KRIP and SIP. None of our Named Executive Officers has an accumulated benefit under KERIP. The details of KRIP and KURIP are described under the Pension Benefits Table on pages 73 – 74 of this Proxy Statement.

The Company believes that our tax-qualified retirement plans and non-qualified supplemental retirement plans effectively serve to attract and retain employees.

Supplemental Individual Retirement Arrangements

We have also entered into individual letter agreements with Messrs. Perez, Faraci and Sklarsky to provide additional retirement benefits beyond those available under our tax-qualified retirement plans and non-qualified supplemental retirement plans. For Messrs. Perez and Faraci, these agreements provide for eligibility for the traditional benefit component of KRIP and KURIP and for additional years of service in calculating those benefits. For Mr. Sklarsky, the agreement provides for credits to a phantom cash balance account. Supplemental individual retirement arrangements were necessary to recruit these Named Executive Officers. The benefits provided to our Named Executive Officers under any individual retirement arrangement are described on page 75 of this Proxy Statement.

Deferred Compensation Plan

The Company has maintained a non-qualified deferred compensation plan for its executives, known as the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP). In 2009, the Committee froze the receipt of new monies into this plan indefinitely due to the plan's low utilization and administrative costs. Prior to 2009, the Committee had made annual decisions to freeze the receipt of new monies in both 2007 and 2008. When in effect, the plan permitted the Company's executives to defer a portion of their base salary for the following year and up to a portion of any bonus earned under EXCEL the following year. The details of this plan are described under the Non-Qualified Deferred Compensation Table on page 76 of this Proxy Statement.

Perquisites

The Company provides certain perquisites, which are reviewed periodically, to ensure the personal security of senior executives, to maximize an executive's time spent on Company business or to attract and retain them. The primary perquisites that our Named Executive Officers receive are financial counseling services and personal umbrella liability insurance coverage. Home security services are provided for Mr. Perez but were no longer reimbursed after January 2009 for Messrs. Sklarsky, Faraci, and Berman, and for Ms. Haag and Ms. Hellyar.

Our executive security program requires our CEO to use Company aircraft for all air travel, whether personal or business. Our Named Executive Officers, other than our CEO, are not permitted to use corporate aircraft for personal travel without approval from our CEO. This restriction applies to personal travel of these Named Executive Officers as well as the travel of a spouse when accompanying the Named Executive Officer on business travel.

The compensation attributed to our Named Executive Officers for 2009 for perquisites is included in the Summary Compensation Table on page 61 of this Proxy Statement.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

Severance Arrangements

Our Named Executive Officers are responsible for the continued success of the Company and the execution of the Company's strategic plan to grow our digital portfolio and manage a sustainable business model for our traditional businesses. The Committee believes that it is important to provide our senior management some measure of financial security in the event their employment is terminated without cause.

Three of our Named Executive Officers have an individual letter agreement that provides various severance benefits in the event their employment is terminated under various circumstances. These individual letter agreements were established at the time each Named Executive Officer commenced employment with the Company, or later in connection with entering into a retention arrangement. Additionally, when determining the appropriate severance arrangement for a Named Executive Officer, the Committee generally applies pre-established guidelines. Under these guidelines, our Named Executive Officers may be eligible to receive a severance allowance equal to one to two times their target cash compensation depending on their position, length of service and the circumstances surrounding their departure. The individual letter agreements for Named Executive Officers are approved by the Committee and are consistent with guidelines for executive severance that the Committee has established.

Our individual severance arrangements are designed to serve as a retention tool and to eliminate any reluctance of executives to implement any transformational components of the Company's strategic plan. In certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his or her job. These arrangements also provide an incentive for individuals to sign a release of claims against the Company, to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

Mr. Perez's individual severance arrangement provides him with severance benefits that are payable in the event his employment is terminated by the Company without "cause" or if he terminates for "good reason." Mr. Sklarsky's arrangement provides him with severance benefits for termination by the Company without "cause" or in the event of his long-term disability. Mr. Faraci's agreement provided him with severance benefits for termination by the Company without "cause," but the provision expired on December 6, 2009. The definitions of "cause" and "good reason" as applicable to Mr. Perez's and Mr. Sklarsky's letter agreements are set forth on pages 64 and 65 of this Proxy

Statement. When approving any letter agreement for employment or retention, the Committee focuses on the severance triggers relative to each executive's position and responsibilities.

Our severance arrangements with our Named Executive Officers also provide for the treatment of other compensation provided under the Company's annual variable pay plan, equity plans and retirement plans. For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances, see the description under the Severance Benefits Tables beginning on page 82 of this Proxy Statement.

Change in Control Arrangements

Consistent with our compensation philosophy, we believe that the interests of our shareholders are best served if the interests of our senior management are aligned with theirs. To this end, our Executive Protection Plan, which the Company adopted in 1992, provides for enhanced change in control severance benefits for our Named Executive Officers to reduce any reluctance of our Named Executive Officers to support potential change in control transactions that may be in the best interest of shareholders and to promote the continued employment and dedication of our Named Executive Officers without distraction. The Committee believes that these change in control benefits also encourage smooth transition of management in the event of a change in control. The terms of the Executive Protection Plan are more fully described on pages 84 – 85 of this Proxy Statement.

When determining the appropriate level of change in control benefits for a Named Executive Officer under the Executive Protection Plan, the Committee considers how to ensure that the plan continues to fulfill the objectives described above and, in doing so, it takes market practice and cost of the benefits into consideration. The Committee's decisions concerning these benefits do not affect decisions on other compensation elements. Certain of our other employee benefit and compensation plans also provide enhanced benefits to our Named Executive Officers, as well as other US employees, after a change in control. These benefits are designed to protect our Named Executive Officers against possible loss of benefits after a change in control. Additional plan terms and the treatment of any benefits after a change in control under the Company's retirement and welfare plans, deferred compensation plan, EXCEL plan and equity incentive plans are described beginning on page 77 of this Proxy Statement.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation of each of our Named Executive Officers for 2007, 2008, and 2009:

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Comp.(4)	Change in Pension Value and Non-qualified Deferred Comp. Earnings(5)	All Other Comp.(6)	Total
A.M. Perez Chairman & CEO	2009	$ 988,660	—	$6,181,534	$1,050,000	$1,705,000	$2,468,046	$232,079	$12,625,319
	2008	1,096,168	—	2,321,282	683,901	0	3,438,295	285,442	7,825,088
	2007	1,096,168	—	3,287,295	3,060,442	3,324,750	519,560	377,865	11,666,080
F.S. Sklarsky EVP & CFO	2009	558,811	—	1,709,116	—	450,000	191,801	773	2,910, 501
	2008	597,911	—	641,885	189,098	0	119,720	10,369	1,558,983
	2007	597,911	—	825,600	846,153	900,000	104,165	37,504	3,311,333
P.J. Faraci President & COO	2009	651,950	—	2,029,519	630,000	595,000	692,301	748	4,599,518
	2008	697,561	—	1,300,992	224,543	0	341,208	27,947	2,592,251
	2007	606,879	—	615,105	675,938	1,066,158	386,094	31,362	3,381,536
J.P. Haag SVP & GC	2009	429,537	—	769,120	—	299,780	478,878	6,693	1,984,008
R.L. Berman SVP & CHRO	2009	358,566	—	828,854	—	250,250	511,865	5,539	1,955,074
	2008	383,658	—	311,210	91,673	0	100,757	6,117	893,415
Former Executive									
M.J. Hellyar Former EVP	2009	336,734	—	217,662(7)	—	159,250	—	1,618,924	2,332,570
	2008	488,293	—	742,496	120,302	0	517	10,904	1,362,512
	2007	488,293	—	615,153	465,786	637,980	4,093	2,653	2,213,958

(1) This column reports base salary earned by each of our Named Executive Officers. See pages 46 – 47 of this Proxy Statement for a discussion and analysis of base salary levels.

(2) This column reports the grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock awards (including Leadership Stock, Restricted Stock and RSUs) granted during each year reported. The 2009 Leadership Stock awards are included in the above table assuming the target allocation; the maximum number of stock units that may have been earned for this award was equal to 200% of the target allocation, which is equivalent to the following values for each Named Executive Officer (based on the grant date fair value of $4.00): $760,960 for A.M. Perez; $210,400 for F.S. Sklarsky; $249,840 for P.J. Faraci; $94,720 for J.P. Haag; $102,000 for R.L. Berman; and $133,840 for M.J. Hellyar.

(3) This column reports the grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock option awards granted during each year reported. The assumptions used to calculate the values of the awards are the same as those used for our stock-based compensation disclosure in Note 20 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on February 22, 2010. The following table includes the assumptions used to calculate the grant date fair values of stock options granted in 2007, 2008 and 2009.

Grant Date	Named Executive Officers Receiving Award	Grant Date Fair Value of Award ($)	Risk-Free Rate (%)	Expected Option Life (years)	Expected Volatility (%)	Expected Dividend Yield (%)
10/16/2007	M.J. Hellyar	5.18	3.16	4	30.58	2.02
12/11/2007	A.M. Perez	7.70	3.59	7	35.15	1.90
	F.S. Sklarsky	7.70	3.59	7	35.15	1.90
12/11/2007	P.J. Faraci	5.18	3.16	4	30.58	2.02
	M.J. Hellyar	5.18	3.16	4	30.58	2.02
12/9/2008	A.M. Perez	0.91	1.82	6	32.17	7.42
	F.S. Sklarsky	0.91	1.82	6	32.17	7.42
	P.J. Faraci	0.91	1.82	6	32.17	7.42
	R.L. Berman	0.91	1.82	6	32.17	7.42
	M.J. Hellyar	0.91	1.82	6	32.17	7.42
10/14/2009	A.M. Perez	2.10	2.69	6	45.34	0.00
	P.J. Faraci	2.10	2.69	6	45.34	0.00

(4) Amounts represent payments under the EXCEL plan for performance in 2007, 2008 and 2009. See the Grants of Plan-Based Awards in 2009 Table for the potential payouts for each Named Executive Officer, which depend upon performance. For a description of the performance criteria, see "2009 EXCEL Plan Design and Performance Results – Performance Metrics" under Compensation Discussion and Analysis. Mr. Faraci and Ms. Hellyar received the above-target portion of their 2007 EXCEL award in the form of fully-vested shares of common stock which were awarded on March 27, 2008. Named Executive Officers did not receive any non-equity incentive compensation for 2008 because no 2008 EXCEL awards were earned.

(5) This column reports the aggregate change in the present value of the Named Executive Officer's accumulated benefits under KRIP, KURIP and supplemental individual retirement arrangements, to the extent a Named Executive Officer participates, and the estimated above-market interest, if any, earned during the year on deferred compensation balances. The breakdown of these figures is shown in the table below:

	2007			2008			2009		
Executive	Pension Value	Above-Market Interest[a]	Total Value	Pension Value	Above-Market Interest[a]	Total Value	Pension Value[b]	Above-Market Interest[a]	Total Value
A.M. Perez	$491,469	$28,091	$519,560	$3,434,567	$3,728	$3,438,295	$2,468,046	$0	$2,468,046
F.S. Sklarsky	104,165	—	104,165	119,720	—	119,720	191,801	—	191,801
P.J. Faraci	386,094	—	386,094	341,208	—	341,208	692,301	—	692,301
J.P. Haag	—	—	—	—	—	—	478,878	0	478,878
R.L. Berman	—	—	—	98,186	2,571	100,757	511,865	0	511,865
Former Executive									
M.J. Hellyar	0	4,093	4,093	0	517	517	0	0	0

(a) A Named Executive Officer's deferral account balances are credited with interest at the "prime rate" as reported daily in the Wall Street Journal, compounded monthly. Above-market interest is calculated as the difference between the prime rate and 120% of the Applicable Federal Rate (AFR) for the corresponding month.

(b) The primary actuarial assumption changes used to calculate pension values were a decrease in the discount rate and an increase in the lump-sum interest rate. Due to the fact that Mr. Perez is close to age 65, the downward influence of the lump-sum assumption change on his pension value greatly outweighed the upward influence of the decreased discount rate. Mr. Sklarsky's pension benefit is calculated pursuant to the Cash Balance formula and, consequently, the changes in assumptions had an upward influence on his pension value. This upward influence was offset by the temporary reduction in the KURIP Cash Balance allocation rate from 7% to 4% for 2009. The pension values for Mr. Faraci, Ms. Haag and Mr. Berman were increased by the decrease in discount rate. The change in pension value for Ms. Hellyar in 2009 is zero because she received a $1,352,400 payout in 2009 and therefore has a lower accumulated pension value than at the end of 2008. This payout, plus a residual amount of $1,260,967 paid in January 2010, represents an increase of $77,682 over the prior year's disclosed accumulated pension value.

(6) The table below shows the components of the All Other Compensation column for 2009:

Name	401(k) Match[a]	Financial Counseling	Security Services/ Systems[b]	Personal Aircraft Usage[c]	Other	Total
A.M. Perez	—	$7,000	$5,796	$218,396	$ 887[d]	$ 232,079
F.S. Sklarsky	—	0	144	0	629[e]	773
P.J. Faraci	—	0	223	0	525[f]	748
J.P. Haag	—	4,870	208	0	1,615[g]	6,693
R.L. Berman	—	4,870	144	0	525[h]	5,539
Former Executive						
M.J. Hellyar	—	1,242	157	0	1,617,525[i]	1,618,924

(a) The Company suspended the 401(k) match in 2009 as part of its cost-saving initiatives.

(b) Reimbursement of home security services for Messrs. Sklarsky, Faraci and Berman, and for Ms. Haag and Ms. Hellyar was discontinued after January 2009.

(c) The incremental cost to the Company for personal use of Company aircraft is calculated based on the direct operating costs to the Company, including fuel costs, FBO handling and landing fees, vendor maintenance costs, catering, travel fees and other miscellaneous direct costs. Fixed costs that do not change based on usage, such as salaries and benefits of crew, training of crew, utilities, taxes and general maintenance and repairs, are excluded.

Under our executive security program, the Company requires Mr. Perez to use Company aircraft for all travel, whether personal or business. Mr. Perez's family members and guests occasionally accompany him on business trips and on trips when he uses the Company aircraft for personal purposes, at no additional cost to the Company.

(d) For Mr. Perez, this amount includes personal executive protection services, personal information technology (IT) support and personal umbrella liability insurance coverage.

(e) For Mr. Sklarsky, this amount includes personal IT support and personal umbrella liability insurance coverage.

(f) For Mr. Faraci, this amount represents personal umbrella liability insurance coverage.

(g) For Ms. Haag, this amount includes photographic equipment, theme park passes and personal umbrella liability insurance coverage.

(h) For Mr. Berman, this amount represents personal umbrella liability insurance coverage.

(i) For Ms. Hellyar, this amount represents personal umbrella liability insurance coverage of $525 and a severance payment of $1,617,000 in connection with her departure, which was consistent with the previously disclosed terms of her August 18, 2006 letter agreement with the Company.

(7) Ms. Hellyar's last date of employment with the Company was June 30, 2009. This amount included Ms. Hellyar's Restricted Stock awards granted in 2006 and 2007, the vesting of which was accelerated as approved by the Committee on June 17, 2009. The value was calculated using a stock price of $2.57, Kodak's closing price on June 17, 2009. As a result of her departure, Ms. Hellyar forfeited her 2009 Leadership Stock allocation (grant date fair value of $66,920) and her January 2009 RSU award (grant date fair value of $107,574).

EMPLOYMENT AND RETENTION ARRANGEMENTS

The material terms of each Named Executive Officer's employment or retention arrangements with the Company are described below. The first paragraph of each section provides the structure of each Named Executive Officer's letter agreement, the second paragraph addresses the agreement's compensation elements, the third paragraph sets forth any retirement provisions, and the fourth paragraph references any severance provisions. The levels of salary, annual variable incentive compensation and long-term equity-based incentive compensation, as well as the material considerations that the Committee takes into account in establishing those levels are described in the Compensation Discussion and Analysis on pages 43 – 56 of this Proxy Statement.

Antonio M. Perez

The Company employed Mr. Perez as President and COO under a letter agreement dated March 3, 2003. This agreement was subsequently amended on February 27, 2007, December 9, 2008, April 29, 2009 and September 28, 2009. In addition, by letter dated May 10, 2005, the Board elected Mr. Perez as Chief Executive Officer, effective immediately and Chairman of the Board, effective December 31, 2005. In connection with this election, the Committee modified the compensation-related terms of Mr. Perez's employment.

As described earlier, in Mr. Perez's September 28, 2009 amendment, he was eligible to receive 500,000 stock options on October 14, 2009. These options will vest in three substantially equal amounts on the anniversary date of the grant in 2011, 2012 and 2013. The amendment also provides that Mr. Perez is eligible to participate in two performance stock unit programs for the 2010 and 2011 performance years, each with an intended dollar-denominated target value of $1,230,000. In addition to the compensation described elsewhere in this Proxy Statement, Mr. Perez is eligible to receive a base salary of $1.1 million and a target award under the EXCEL plan of 155% of his base salary. Mr. Perez is also eligible to participate in all incentive compensation and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. The April 29, 2009 amendment to Mr. Perez's employment agreement reflected the 15% base salary reduction for the remainder of 2009, as described on page 47 of this Proxy Statement.

Under his March 3, 2003 letter agreement, as modified by his September 28, 2009 letter agreement, Mr. Perez is also eligible to receive a supplemental unfunded retirement benefit, which is described on page 74 of this Proxy Statement. Pursuant to Mr. Perez's letter agreement dated February 27, 2007, this supplemental retirement benefit will vest when he turns age 65, consistent with the Company's mandatory retirement policy for our corporate officers. The February 27, 2007 letter agreement also provides for the lump-sum payment of his supplemental retirement benefit following the six-month anniversary of his termination. The terms of Mr. Perez's supplemental retirement benefit were further amended by a letter agreement dated December 9, 2008 to specify how his surviving spouse's pre-retirement survivor benefits related to his supplemental unfunded retirement benefit will be calculated, clarify what persons qualify as survivors and provide for payment of pre-retirement survivor benefits in the form of a lump sum. With respect to the calculation of his surviving spouse's pre-retirement survivor benefits, Section 409A triggers immediate taxation on Mr. Perez's deferred compensation if his surviving spouse has control over which of two formulas would be used for this calculation. To avoid this tax implication, the December 9, 2008 letter agreement requires the surviving spouse's pre-retirement survivor benefits to be the greater of the benefits calculated using either formula. With regard to the definition of survivor, the December 9, 2008 letter agreement clarifies that the only persons who qualify as survivors include Mr. Perez's surviving spouse or domestic partner and, if none, his surviving child(ren) under age 19. This definition was added because both his March 3, 2003 and February 27, 2007 letter agreements did not specify the intended meaning of the term survivor. With regard to the lump sum payment of pre-retirement survivor benefits, the December 9, 2008 letter agreement provides for a form of payment because one was not specified in Mr. Perez's March 3, 2003 and February 27, 2007 letter agreements. A lump sum form of payment was selected because it is consistent with the form of payment provided for Mr. Perez's supplemental unfunded retirement benefit under his February 27, 2007 letter agreement. The September 28, 2009 amendment provides for the accrual of one month of pension service for each month of employment after December 1, 2010. In addition to these benefits, Mr. Perez is eligible to participate in all retirement and supplemental retirement plans, policies and arrangements that are provided to other senior executives of the Company.

The term of Mr. Perez's employment is indefinite but, according to his March 3, 2003 letter agreement, as amended by his December 9, 2008 and September 28, 2009 letter agreements, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 77 of this Proxy Statement.

Frank S. Sklarsky

The Company employed Mr. Sklarsky as Chief Financial Officer under a letter agreement dated September 19, 2006. This agreement was subsequently amended on September 26, 2006.

In addition to the compensation described elsewhere in this Proxy Statement, his letter agreement provides that Mr. Sklarsky is eligible to receive a base salary of $600,000 and a target award under the EXCEL plan of 75% of his base salary. He is also eligible under his letter agreement to participate in the annual corporate officer stock option program with a target value of approximately $800,000 and the annual Leadership Stock Program with a target value of approximately $800,000. The letter agreement was amended by a letter agreement dated September 26, 2006 to provide that Mr. Sklarsky was eligible to receive a cash award equal to $75,000, less any amount actually received under the EXCEL plan for the 2006 performance period. Mr. Sklarsky also is eligible to participate in all incentive compensation and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

Mr. Sklarsky's letter agreements also provide that he is eligible to receive a supplemental retirement benefit, which is described under the Pension Benefits Table on page 73 of this Proxy Statement. In addition to these benefits, Mr. Sklarsky is eligible to participate in all retirement and supplemental retirement plans, policies and arrangements that are provided to other senior executives of the Company.

The term of Mr. Sklarsky's employment is indefinite but, according to his September 19, 2006 letter agreement, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 77 of this Proxy Statement.

Philip J. Faraci

The Company employed Mr. Faraci under a letter agreement dated November 3, 2004. This agreement was subsequently amended on February 28, 2007 and December 9, 2008.

In addition to the information provided elsewhere in this Proxy Statement, Mr. Faraci initially received a base salary of $520,000 and a target award under the EXCEL plan of 62% of his base salary. In connection with his promotion to co-lead the Chief Operating Office in March 2007, Mr. Faraci's base salary was increased from $520,000 to $600,000 and his target EXCEL from 62% – 75% of his base salary. In September 2007, Mr. Faraci was promoted to President and Chief Operating Officer. As a result of this promotion, his base salary increased to $700,000, and his target award under the EXCEL plan increased to 85% of his base salary. Mr. Faraci is also eligible to participate in all incentive compensation and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

Mr. Faraci's original letter agreement provides him with a supplemental retirement benefit, as described on page 75 of this Proxy Statement. The original letter agreement was amended by a letter agreement dated February 28, 2007 to provide for lump-sum payment of his supplemental retirement benefits following the six-month anniversary of his termination. In addition to these benefits, Mr. Faraci is eligible to participate in all retirement and supplemental retirement plans, policies and arrangements that are provided to other senior executives of the Company.

The term of Mr. Faraci's employment is indefinite but, according to his November 3, 2004 letter agreement, as amended by his December 9, 2008 letter agreement, he would have been eligible for certain severance benefits if his employment had terminated under various circumstances on or before December 5, 2009. For information regarding those benefits, please read the narrative descriptions and tables beginning on page 77 of this Proxy Statement.

Joyce P. Haag

Ms. Haag does not have a letter agreement concerning her employment or retention.

Robert L. Berman

Mr. Berman does not have a letter agreement concerning his employment or retention.

Former Executive: Mary Jane Hellyar

Ms. Hellyar's last date of employment with the Company was June 30, 2009. In connection with her departure, Ms. Hellyar received certain severance payments and other benefits under the terms of her August 18, 2006 and June 29, 2009 letter agreements and the terms of her leaving arrangement approved by the Committee on June 17, 2009. These payments and benefits are described on pages 56 and 81 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN 2009

The compensation plans under which the grants were made in 2009 that are shown in the following table include the Company's annual variable pay plan (EXCEL), and the 2005 Omnibus Long-Term Compensation Plan, which provides for the grant of stock options, Restricted Stock grants and performance stock units.

Name	Award Description	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Or Units (#)	All Other Option Awards (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock & Option Awards ($)(4)
			Threshold ($)	Target ($)	Max. ($)(3)	Threshold (#)	Target (#)	Max. (#)				
A.M. Perez	EXCEL	–	–	$1,705,000	$5,000,000							
	2009 LS	3/23/09				–	95,120	190,240				$ 380,480
	2009 RSU	1/1/09							95,120			611,622
	2010 RSU(5)	9/28/09							1,048,370			5,189,432
	Option Grant	10/14/09								500,000	$4.54	1,050,000
F.S. Sklarsky	EXCEL	–	–	450,000	–							
	2009 LS	3/23/09				–	26,300	52,600				105,200
	2009 RSU	1/1/09							26,300			169,109
	2010 RSU(5)	9/28/09							289,860	–	–	1,434,807
P.J. Faraci	EXCEL	–	–	595,000	3,500,000							
	2009 LS	3/23/09				–	31,230	62,460				124,920
	2009 RSU	1/1/09							31,230			200,809
	2010 RSU(5)	9/28/09							344,200			1,703,790
	Option Grant	10/14/09								300,000	4.54	630,000
J.P. Haag	EXCEL	–	–	299,780	2,306,000							
	2009 LS	3/23/09				–	11,840	23,680				47,360
	2009 RSU	1/1/09							11,840			76,131
	2010 RSU(5)	9/28/09							130,430	–	–	645,629
R.L. Berman	EXCEL	–	–	250,250	1,925,000							
	2009 LS	3/23/09				–	12,750	25,500				51,000
	2009 RSU	1/1/09							12,750			81,983
	2010 RSU(5)	9/28/09							140,580	–	–	695,871
Former Executive												
M. J. Hellyar (6)	EXCEL	–	–	318,500	2,450,000							
	2009 LS	3/23/09				–	16,730	33,460				66,920
	2009 RSU	1/1/09							16,730	–	–	107,574

(1) The amounts shown for the "Threshold," "Target" and "Maximum" levels represent the possible payouts for 2009 under the EXCEL plan. There is no amount in the "threshold" level for the EXCEL plan as the potential payouts can range from zero to the maximum amount allowable under the respective plan based on performance.

(2) The amounts shown represent the "threshold," "target" and "maximum" number of shares of common stock that Named Executive Officers can earn under the 2009 Leadership Stock performance cycle. There is no amount in the "threshold" level as participants can earn any amount between zero and the maximum award payable, depending on performance.

(3) The maximum amounts for the EXCEL plan represent the maximum payout permitted under the plan in accordance with the formula established under the plan. The maximum payout for the EXCEL plan is the lesser of: (i) 10% of the corporate funding pool determined in accordance with performance against pre-established performance targets; (ii) 500% of a Covered Employee's annual base salary as of December 31, 2008; or (iii) $5 million. The maximum amount shown for the EXCEL plan is the lesser of 500% of annual base salary of $5 million since the amount representing 10% of the corporate funding pool is not determinable as of the beginning of the year. There is no maximum payout for Mr. Sklarsky as the CFO is not a Covered Employee for purposes of 162(m) and thus his award is not capped under the EXCEL plan.

(4) The amounts shown represent the full grant date fair value, as calculated in accordance with Accounting Standards Codification Topic 718.

(5) Represents 2010 equity grant delivered in September 2009 instead of during the calendar year 2010.

(6) Ms. Hellyar forfeited her 2009 Leadership Stock allocation and her 2009 RSU award as a result of her departure from the Company.

EXCEL Plan

EXCEL is our short-term variable incentive plan for executives. For a discussion of the EXCEL plan, target allocations for our Named Executive Officers and performance under the plan for 2009, see the discussion in the "Compensation Discussion and Analysis" under the heading "Annual Variable Pay."

In 2009, the Committee selected Cash Generation before Dividends and Restructuring as the primary metric for EXCEL. The definition is as follows:

Metric	Definition
Cash Generation before Dividends and Restructuring	Net cash flow provided by (used in) operating activities from continuing operations, as determined under U.S. GAAP, excluding: • Restructuring/rationalization payments • Net cash flow from the operating results of acquisitions or new strategic alliances having an annualized revenue of greater than $100 million • Share issuance, share repurchases, including associated costs, expenses and fees • Debt actions, including costs, expenses, and fees associated with amendments, revisions or other actions related to the Company's debt portfolio, including revolving credit agreements • Cash consideration paid for acquisitions or new strategic alliances along with the associated deal and integration costs • Investments in unconsolidated entities • Movements or transfers of cash to marketable securities or other interest-bearing investments or accounts • Dividend payments Including: • Net cash flow generated by any business divested in the year, through the date of divestiture, including business divestitures categorized as continuing operations or discontinued operations • Proceeds from asset sales, agreements, settlements and divestitures • Capital expenditures

2009 Leadership Stock

On December 9, 2008, the Committee approved a performance stock allocation to each Named Executive Officer pursuant to the 2009 performance cycle of the Leadership Stock Program. The performance cycle began on January 1, 2009. Leadership Stock may be earned by our executives at the end of a performance cycle if the Company achieves the performance metrics established for the performance cycle. The actual number of stock units earned by an executive is based on the executive's target allocation multiplied by the applicable performance percentage based on the Company's performance. Any unearned units are forfeited at the end of the performance period. The performance metric established for the 2009 performance cycle is discussed in the Compensation Discussion and Analysis under the heading "Leadership Stock – 2009 Performance Cycle Awards." The specific metric definition, which is a non-GAPP financial measure, is:

Metric	Definition
Total Segment Earnings from Operations	Total earnings of all the Company's segments included within earnings from continuing operations before: • Restructuring/rationalization charges • Interest • Other income and charges • Impairments • Income taxes • Any other one-time items, greater than $5 million, impacting comparability Excluding: • Segment Earnings from Operations impact of acquisitions and new strategic alliances having an annualized revenue of greater than $100 million, along with associated deal and integrations costs. • In the event of a divestiture or portfolio repositioning, with an annualized revenue plan of greater than $100 million, Total Segment Earnings from Operations will include actual Segment Earnings from Operations through the date of divestiture and the target will be adjusted to remove the divested or repositioned business' earnings or losses from the date of divestiture through year-end, based on the Annual Commitment Plan.

For the 2009 Leadership Stock performance cycle, the payment of any stock units earned under the program for the 2009 performance cycle is delayed for two years contingent on the executive's continued employment with the Company. During this two-year vesting period, if dividends are declared by the Board of Directors, dividend equivalents will accrue on the stock units, but payment of the dividend equivalents is also subject to this two-year vesting period. At the end of the two-year period, the stock units and the dividend equivalents earned, if any, on these stock units are paid to the executive in the form of shares of Company common stock. All shares earned under the Leadership Stock program are granted under the Company's 2005 Omnibus Long-Term Compensation Plan.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END TABLE(1)

The following table sets forth additional information concerning option awards and stock awards held by Named Executive Officers as of December 31, 2009, including awards granted during 2009 and described in the Grants of Plan-Based Awards Table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested(2) (#)	Market Value of Shares or Units of Stock that Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested(4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
A.M. Perez	500,000	0	$30.96	4/1/2013				
	51,500	0	24.49	11/18/2010				
	90,130	0	31.71	12/9/2011				
	300,000	0	26.47	5/31/2012				
	135,000	0	24.75	12/6/2012				
	314,530	0	25.88	12/11/2013				
	264,946	132,514(5)	23.28	12/10/2014				
	250,488	501,052(6)	7.41	12/8/2015				
	0	500,000(7)	4.54	10/13/2016				
					1,344,691(10)	$5,674,596	–	–
F.S. Sklarsky	100,000	0	25.88	12/11/2013				
	73,252	36,638(5)	23.28	12/10/2014				
	69,260	138,540(6)	7.41	12/8/2015				
					385,870(11)	1,628,371	–	–
P.J. Faraci	32,800	0	32.50	12/5/2011				
	10,000	0	26.46	5/11/2012				
	52,500	0	26.47	5/31/2012				
	20,940	0	24.75	12/6/2012				
	25,000	0	25.01	1/31/2013				
	58,690	0	25.88	12/11/2013				
	86,984	43,506(5)	23.28	12/10/2014				
	82,242	164,508(6)	7.41	12/8/2015				
	0	300,000(8)	4.54	10/13/2016				
					430,318(12)	1,815,942	–	–

footnotes start on page 71

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested[(2)] (#)	Market Value of Shares or Units of Stock that Have Not Vested[(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[(4)] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
J.P. Haag	6,500	0	31.30	11/15/2011				
	2,934	0	31.30	3/29/2010				
	3,667	0	31.30	1/11/2011				
	6,875	0	36.66	11/21/2012				
	30,833	0	26.47	5/31/2012				
	10,000	0	27.06	6/29/2012				
	12,400	0	24.75	12/6/2012				
	41,580	0	25.88	12/11/2013				
	32,970	16,490[(5)]	23.28	12/10/2014				
	31,174	62,356[(6)]	7.41	12/8/2015				
					162,226[(13)]	684,595	–	–
R.L. Berman	13,300	0	31.30	11/15/2011				
	4,934	0	31.30	3/29/2010				
	8,867	0	31.30	1/11/2011				
	5,000	0	31.30	8/25/2012				
	19,125	0	36.66	11/21/2012				
	5,810	0	24.49	11/18/2010				
	5,810	0	31.71	12/9/2011				
	10,000	0	26.46	5/11/2012				
	32,083	0	26.47	5/31/2012				
	15,500	0	24.75	12/6/2012				
	44,080	0	25.88	12/11/2013				
	35,510	17,760[(5)]	23.28	12/10/2014				
	33,577	67,163[(6)]	7.41	12/8/2015				
					178,339[(14)]	752,591	–	–

footnotes start on page 71

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested[2] (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Former Executive								
M.J. Hellyar	8,000	0	31.30	3/29/2010				
	6,333	0	31.30	1/11/2011				
	13,800	0	31.30	11/15/2011				
	16,830	0	36.66	11/21/2012				
	5,000	0	24.49	11/18/2010				
	5,000	0	31.71	12/9/2011				
	10,000	0	31.52	1/16/2012				
	50,000	0	26.47	5/31/2012				
	16,750	0	24.75	7/1/2012				
	58,690	0	25.88	7/1/2012				
	13,332	6,668[9]	28.44	7/1/2012				
	46,609	23,311[5]	23.28	7/1/2012				
	44,062	88,138[6]	7.41	7/1/2012				
					—	—	—	—

(1) This table includes only those grants outstanding as of December 31, 2009; stock options that expire prior to the end of fiscal 2009 are excluded from this table.

(2) This column represents outstanding grants of Restricted Stock, RSUs, and the 2009 Leadership Stock award held by our Named Executive Officers.

(3) The market value of shares, units or other rights that have not vested was calculated using a stock price of $4.22 (closing price of our common stock on December 31, 2009, the last trading day of the year).

(4) There are no unearned Leadership Stock awards outstanding as of December 31, 2009.

(5) This option was granted on December 11, 2007 and will vest in equal annual installments on the first three anniversaries of the grant date.

(6) This option was granted on December 9, 2008 and will vest in equal annual installments on the first three anniversaries of the grant date.

(7) This option was granted on October 14, 2009 and will vest in equal annual installments on the second, third and fourth anniversary of the grant date.

(8) This option was granted on October 14, 2009 and cliff vests on the fourth anniversary of the grant date.

(9) This option was granted on October 16, 2007 and will vest in equal annual installments on the first three anniversaries of the grant date.

[10] Mr. Perez's unvested stock awards include: (i) the remaining 30,000 unvested shares of a Restricted Stock award granted on June 1, 2005, which will vest on June 1, 2010; (ii) the remaining 9,497 unvested shares of a Restricted Stock award granted on February 27, 2007, which will vest on February 27, 2010; (iii) 95,120 unvested RSUs, which will cliff vest on December 31, 2011; (iv) 1,048,370 unvested RSUs, which will vest in equal installments on September 28, 2012 and 2013, with a hold until retirement provision; and (v) 161,704 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

[11] Mr. Sklarsky's unvested stock awards include: (i) the remaining 25,000 unvested shares of a Restricted Stock award granted on October 30, 2006, which will vest on October 30, 2010; (ii) 26,300 unvested RSUs, which will cliff vest on December 31, 2011; (iii) 289,860 unvested RSUs, which will vest in equal installments on September 28, 2012 and 2013; and (iv) 44,710 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

[12] Mr. Faraci's unvested stock awards include: (i) the remaining 1,797 unvested shares of a Restricted Stock award granted on February 27, 2007, which will vest on February 27, 2010; (ii) 31,230 unvested RSUs, which will cliff vest on December 31, 2011; (iii) 344,200 unvested RSUs, which will vest in equal installments on September 28, 2012 and 2013; and (iv) 53,091 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

[13] Ms. Haag's unvested stock awards include: (i) 11,668 unvested RSUs, which will cliff vest on December 31, 2011; (ii) 130,430 unvested RSUs, which will vest in equal installments on September 28, 2012 and 2013; and (iii) 20,128 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

[14] Mr. Berman's unvested stock awards include: (i) the remaining 3,334 shares of a Restricted Stock award granted on December 10, 2004, which will vest on December 10, 2011; (ii) 12,750 unvested RSUs, which will cliff vest on December 31, 2011; (iii) 140,580 unvested RSUs, which will vest in equal installments on September 28, 2012 and 2013; and (iv) 21,675 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards[1]		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized On Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized On Vesting[2] ($)**
A.M. Perez	–	–	87,257	$358,446
F.S. Sklarsky	–	–	24,723	104,332
P.J. Faraci	–	–	21,304	89,256
J.P. Haag	–	–	10,127	42,734
R.L. Berman	–	–	14,227	60,538
Former Executive				
M.J. Hellyar	–	–	32,892	115,791[3]

[1] None of the Named Executive Officers exercised stock options in 2009.

[2] This column represents the value of vested Restricted Stock and RSUs during 2009 and the award of shares and dividend equivalents earned under the 2007 Leadership Stock cycle. All awards represented in this column were valued using a stock price equal to the closing price on the vesting date.

[3] This amount includes the following awards, the vesting of which was accelerated in connection with Ms. Hellyar's departure (the value at vesting is calculated using a stock price of $2.96, Kodak's closing stock price on June 30, 2009):

- 1,797 restricted shares granted on February 27, 2007; and
- 15,000 restricted shares granted on July 17, 2006.

PENSION BENEFITS FOR 2009

The Pension Benefits Table below shows the present value as of December 31, 2009 of the accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each Named Executive Officer under KRIP, KURIP and, when applicable, their supplemental individual retirement arrangements. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in Accounting Standards Codification Topic 715 under GAAP and are consistent with those used in our financial statements as described in Note 17 to the Notes to the Consolidated Financial Statements to the Company's Form 10-K for the year ended December 31, 2009. The present value has been calculated for all Named Executive Officers, with the exception of Ms. Haag and Mr. Berman, assuming they will remain in service until the normal retirement age of 65, and that the benefit is payable as a lump sum. The present value of Ms. Haag's accumulated benefit assumed a benefit commencement upon the completion of 30 years of service (i.e., age 60 and 4 months) and the present value of Mr. Berman's accumulated benefit assumed a benefit commencement at age 60. These are the ages when each of them would be entitled to retire without any benefit reduction. The present values of Ms. Haag's and Mr. Berman's accumulated benefits were calculated assuming the form of a straight life annuity for KRIP and a lump sum for KURIP. For Ms. Hellyar, the present value of the accumulated benefit reflects the payment to be made to her in January 2010.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
A.M. Perez	KRIP	6.75	$ 72,117	$ 0
	KURIP	6.75	1,024,501	0
	Individual Arrangement	22.20(1)	11,305,442	0
F.S. Sklarsky	KRIP	3.17	30,633	0
	KURIP	3.17	121,692	0
	Individual Arrangement	3.17	281,663	0
P.J. Faraci	KRIP	5.08	46,990	0
	KURIP	5.08	190,949	0
	Individual Arrangement	12.35(2)	1,606,010	0
J.P. Haag	KRIP	28.83	1,240,147	0
	KURIP	28.83	1,770,533	0
R.L. Berman	KRIP	27.67	827,127	0
	KURIP	27.67	1,407,593	0
Former Executive				
M.J. Hellyar	KRIP	26.67	0	745,560
	KURIP	26.67	1,260,967	606,840

(1) Mr. Perez has been employed with the Company for 6.75 years as of December 31, 2009. Under his individual arrangement, he has accumulated 22.20 years, representing a difference of 15.45 years of additional service. Of Mr. Perez's total accumulated benefit shown above, $7,868,588 is attributable to his additional credited service as of December 31, 2009.

(2) Mr. Faraci has been employed with the Company for 5.08 years as of December 31, 2009. Under his individual arrangement, he has accumulated 12.35 years, representing a difference of 7.27 years of additional service. Of Mr. Faraci's total accumulated benefit shown above, $944,712 is attributable to his additional credited service as of December 31, 2009.

Tax-Qualified Retirement Plan (KRIP)

The Company funds a tax-qualified defined benefit pension plan (KRIP) for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance component. KRIP's cash balance component covers all new employees hired after March 31, 1999, including Messrs. Perez, Sklarsky and Faraci. Ms. Haag and Mr. Berman are the only Named Executive Officers who participate in KRIP's traditional defined benefit component.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to 4% of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Employees vest in their account balance after completing three years of service. Benefits under the cash balance component are payable upon normal retirement (age 65), vested termination or death. Participants in the cash balance component of the plan may choose from among optional forms of benefits such as a lump sum, a joint and survivor annuity, and a straight life annuity.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the Named Executive Officers, is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of: (a) 1.3% of APC, plus (b) 1.6% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity or a lump sum.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with the Company ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. As of January 1, 2008, an employee who has three or more years of vesting service with the Company will be entitled to a reduced vested benefit if employment with the Company is terminated before becoming eligible for normal retirement or early retirement benefits.

As of December 31, 2009, Ms. Haag and Mr. Berman are the only Named Executive Officers eligible for an early retirement benefit under the traditional defined benefit component of the plan.

Non-Qualified Supplemental Retirement Plans (KURIP and KERIP)

Each of our Named Executive Officers is eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP is an unfunded non-contributory retirement plan. It provides pension benefits where benefits cannot be paid under KRIP and matching contributions cannot be made to the Company's Savings and Investment Plan (SIP) (a 401(k) defined contribution plan), because of the limitation on the inclusion of earnings in excess of limits contained in Section 401(a)(17) of the Internal Revenue Code (for 2007, 2008 and 2009, $225,000, $230,000 and $245,000, respectively) and because deferred compensation is ignored when calculating benefits under KRIP and SIP.

For Named Executive Officers participating in the traditional defined benefit component of KRIP, the annual benefit is calculated by determining the amount of the retirement benefit to which the employee would otherwise be entitled under KRIP if deferred compensation were considered when calculating such benefit and the limits under Section 401(a)(17) of the Internal Revenue Code were ignored, less any benefits earned under KRIP or under the Company's excess benefit plan (KERIP). KERIP is further described in the Compensation Discussion and Analysis on page 58 of this Proxy Statement. As of December 31, 2009, none of our Named Executive Officers had any accrued benefit under KERIP.

For Named Executive Officers participating in the cash balance component of KRIP, the annual benefit under KURIP is calculated by crediting an employee's account with an amount equal to 7% of his or her compensation that is ignored under KRIP and SIP because it is either in excess of the Section 401(a)(17) compensation limit or deferred compensation. The ongoing balance of the executive's account earns interest at the 30-year Treasury bond rate. For 2009, the amount of an employee's compensation used to credit his or her KURIP account is reduced to 4% to parallel the Company's suspension of matching contributions to SIP for that year. The amount of compensation used to credit an employee's KURIP account returned to 7% effective January 1, 2010.

Benefits due under KURIP are payable upon an employee's termination of employment or death. Effective January 1, 2008, the plan administrator may select, in his or her sole discretion, the form of payment options available under KURIP for benefits not subject to Section 409A. For benefits subject to Section 409A, payments are made in a lump sum. If an employee's benefit under KRIP is subject to actuarial reduction, then any benefit payable under KURIP will also be subject to actuarial reduction.

SUPPLEMENTAL INDIVIDUAL RETIREMENT ARRANGEMENTS

Antonio M. Perez

Mr. Perez is eligible for a supplemental unfunded retirement benefit under the terms of his March 3, 2003, February 27, 2007, December 9, 2008 and September 28, 2009 letter agreements. Under these agreements, because Mr. Perez has been employed for at least three years, he will be treated as if eligible for the traditional defined benefit component of KRIP. For this purpose, he will be considered to have completed eight years of service with the Company and attained age 65. If, instead, Mr. Perez actually remains employed until age 65 (i.e., until November 8, 2010), he will be considered to have completed 25 years of service with the Company. For employment on and after December 1, 2010, Mr. Perez will receive one month of service credit for each month of employment. Mr. Perez's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, and any Company matching contributions contributed to his account under SIP. Mr. Perez will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A.

Frank S. Sklarsky

In addition to the benefit Mr. Sklarsky may be eligible for under the cash balance component of KRIP, he is covered under a supplemental unfunded retirement benefit under the terms of his letter agreements dated September 19, 2006 and September 26, 2006. Under these agreements, the Company established a phantom cash balance account on behalf of Mr. Sklarsky. The Company agreed to credit the account by $100,000 each year for up to five years, beginning October 30, 2007. Any amounts credited to this account will earn interest at the same interest rate that amounts accrue interest under the cash balance benefit. In order to receive any of the amounts credited to this account, Mr. Sklarsky must remain continuously employed for at least five years unless the Company terminates his employment for a reason other than cause. Upon termination of employment, any vested amount will be payable in a lump sum after the six-month waiting period required for compliance under Section 409A.

Philip J. Faraci

Mr. Faraci is eligible for a supplemental unfunded retirement benefit under the terms of his November 3, 2004, February 28, 2007 and December 9, 2008 letter agreements. Under these agreements, he is eligible to receive an extra 1.5 years of credited service for each year he is employed, up to a maximum of 20 years of enhanced credited service. Because Mr. Faraci was employed for five years on December 6, 2009, he will be treated as if he is eligible for the traditional defined benefit component of KRIP and will be considered to have completed 12.5 years of service with the Company. If he remains employed for 12 years, he will be considered to have completed 30 years of service with the Company. Mr. Faraci's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, any Company matching contributions contributed to his account under SIP and any retirement benefits provided to him pursuant to the retirement plan of any former employer. Mr. Faraci he will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A.

Joyce P. Haag

Ms. Haag does not have a letter agreement with the Company. She has no supplemental retirement benefits.

Robert L. Berman

Mr. Berman does not have a letter agreement with the Company. He has no supplemental retirement benefits.

Former Executive: Mary Jane Hellyar

Ms. Hellyar's August 18, 2006 letter agreement did not provide supplemental retirement benefits.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2009

Name	Plan Name	Executive Contributions ($)	Registrant Contributions ($)	Aggregate Earnings ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Year End ($)
A.M. Perez	Salary Deferral	$33,289[1]	–	$ 13,152[2]	–	$ 417,692[3]
	EDCP	–	–	37,924[2]	$ 0	1,187,547[4]
	Deferred Stock Units	–	–	(223,719)[5]	–	400,040
F.S. Sklarsky	N/A	–	–	–	–	N/A
P.J. Faraci	N/A	–	–	–	–	N/A
J.P. Haag	EDCP	–	–	9,646[2]	383,045	174,743[6]
R.L. Berman	EDCP	–	–	13,704[2]	986,497	17,115[7]
	Deferred Stock Units	–	–	(8,203)[5]	–	14,668
Former Executive						
M.J. Hellyar	EDCP	–	–	6,567[2]	–	205,632[8]

(1) This amount represents a salary deferral of $33,289, which is included in the base salary earned by Mr. Perez as reported in the Summary Compensation Table for fiscal 2009.

(2) This amount represents interest earned during fiscal 2009 with no above-market interest.

(3) This amount includes the 2007 salary deferral of $96,169 and above-market interest of $4,455, and the 2008 salary deferral of $96,169 and above-market interest of $743 (these amounts were also reported in the Summary Compensation Table for fiscal 2007 and 2008).

(4) This amount includes the 2007 above-market interest of $23,637 and the 2008 above-market interest of $2,985 (these amounts are also reported in the Summary Compensation Table for fiscal 2007 and 2008).

(5) Reflects losses attributable to declines in Kodak's stock price during fiscal 2009 (i.e. the closing price of $6.58 as of December 31, 2008 vs. the closing price of $4.22 as of December 31, 2009).

(6) There is no above-market interest for 2009.

(7) This amount includes the 2008 above-market interest of $2,571 (this amount is also reported in the Summary Compensation Table for fiscal 2008).

(8) This amount includes 2007 above-market interest of $4,093 and the 2008 above-market interest of $517 (these amounts are also reported in the Summary Compensation Table for fiscal 2007 and 2008).

Executive Deferred Compensation Plan

The Company has maintained the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP) for executives who participated in the plan prior to 2007. In 2009, the Committee froze the receipt of new monies into the plan, due to its low utilization and its administrative cost. Prior to 2009, the Committee had made annual decisions to freeze the receipt of new monies in both 2007 and 2008. The plan's benefits are neither funded nor secured.

After the period of fixed deferment, any account balance may be paid in a cash lump-sum payment as soon as administratively possible coincident with a pay cycle in September, after the account is valued in August following the end of the deferment. Upon termination of employment, for amounts not subject to Section 409A, the Committee has the sole discretion to pay such amounts in a lump sum or in annual installments, not to exceed 10 annual installments. For amounts subject to Section 409A , most Named Executive Officers elected to be paid in a lump sum or in installments, provided that payments begin no later than when the executive reaches age 71. If an executive has not filed an election, then any amounts subject to Section 409A will be paid in a lump sum. Any amounts subject to Section 409A are subject to a further six-month waiting period following termination of employment in order to ensure compliance with Section 409A. Withdrawals prior to termination of employment are not permitted under the plan except in cases of severe financial hardship not within the executive's control, although amounts not subject to Section 409A may be withdrawn by an executive prior to termination of employment, provided that 10% of the amount withdrawn will be forfeited by the executive.

Salary and Bonus Deferral Program

To preserve the full deductibility for federal income tax purposes of Mr. Perez's base salary, he is required to defer that portion of his base salary that exceeds $1 million. The amount deferred in each pay period bears interest at the same rate as described above for our EDCP. The deferred amounts and interest earned on these amounts are tracked through a notional account maintained by the Company. Amounts deferred are payable only upon Mr. Perez's retirement from the Company, in the form of a lump sum. The notional account is neither funded nor secured.

Deferral of Stock Awards

Under the Company's prior equity award programs, Named Executive Officers were at times permitted to defer the receipt of various equity awards to a future date later than the date that the award vest. Mr. Perez elected to defer awards earned under the Alternative Award of the Executive Incentive Plan under the 2002 – 2004 performance cycle of the Company's Performance Stock Program, his Restricted Stock award granted on October 1, 2003 and the performance stock units earned under the 2004 – 2005 performance cycle of the Leadership Stock Program. Each of these awards has fully vested as of December 31, 2009.

All of these deferred awards are tracked through notional accounts maintained by the Company. For each share or unit deferred, the executive receives a phantom unit of our common stock in his account. Any stock dividends or amounts equivalent to dividends paid on our common stock are added to the executive's notional account in the form of additional phantom units as they are paid at the same rate as dividends are paid on shares of our common stock. For these deferred awards, stock dividends were unrestricted, but are subject to the original payment terms of the underlying deferred award. The notional accounts are neither funded nor secured.

The payout, withdrawal and distribution terms are generally similar for each deferred award, other than the performance stock units earned under the 2004 – 2005 performance cycle of the Leadership Stock Program that were deferred by Mr. Perez. Pursuant to his deferral election, Mr. Perez will be entitled to receive a distribution following his termination of employment of all amounts in his deferred account attributable to these performance stock units (and any earnings thereon) in a lump-sum payment, in shares, as soon as administratively practicable in March of the following year after his termination of employment with the Company. If applicable, a six-month waiting period is required for compliance under Section 409A.

For all other deferred awards, upon termination of employment for any reason other than death, the amounts held in an executive's notional accounts will be distributed in a single lump sum or in up to 10 annual installments as the Committee determines at its sole discretion. The Committee will also have the discretion to pay the amounts in cash or in shares, or in any combination of both. Upon an executive's death, the balance of an executive's deferred account that is not subject to restriction will be paid in a lump-sum cash payment within 30 days after appointment of a legal representative of the deceased executive.

Withdrawals prior to termination of employment are not permitted under the terms of the deferral program except in cases of severe financial hardship not within the executive's control, as determined at the Committee's sole discretion.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Potential Payments upon Termination or Change in Control

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our Named Executive Officers in the event of termination of employment on December 31, 2009 pursuant to any individual arrangement with the Company are described below. For Named Executive Officers without an individual arrangement, severance benefits equal to 1.5 weeks of target total cash compensation per year of service with the Company may be payable in accordance with the Company's Termination Allowance Plan (TAP). If a Named Executive Officer terminates between February 1, 2009 and December 31, 2010 inclusive, his or her severance benefit pursuant to any individual agreement or TAP, as applicable, will be partially offset by the Special Termination Program benefits payable from KRIP. A Named Executive Officer's severance arrangement may nevertheless be adjusted in accordance with pre-established guidelines applied by the Committee to determine the appropriate arrangement for that Named Executive Officer. These guidelines are described on pages 59 – 60 of this Proxy Statement.

Actual amounts paid or distributed to our Named Executive Officers as a result of one of the separation events occurring in the future may be different than those described below due to the fact that many factors affect the amounts of any payments described under the various separation events. For example, factors that could affect the amounts payable include the executive's base salary, the Company's stock price and the executive's age and service with the Company. At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual letter agreement(s), if any, or in relevant employee benefit plans, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance.

In addition to benefits outlined in our Named Executive Officers' individual severance arrangements, Named Executive Officers will be eligible to receive any benefits accrued under the Company's broad-based benefit plans, such as distributions under SIP, disability benefits and accrued vacation pay, in accordance with those plans and policies. Our Named Executive Officers will also be eligible to receive any account balances at the 2009 fiscal year end under our non-qualified deferred compensation plans and programs as set forth in the Non-Qualified Deferred Compensation Table on page 76 of this Proxy Statement and any present value of accrued benefits as set forth in the Pension Benefits Table on page 73 of this Proxy Statement.

Following termination of employment, each of our Named Executive Officers is subject to compliance with the post-termination restrictive covenants set forth in his or her Eastman Kodak Company Employee's Agreement, in addition to any covenants under individual arrangements with the Company. These covenants generally prohibit our Named Executive Officers from disclosing proprietary or confidential information of the Company and from competing with the Company for a certain period after termination of their employment. All of our Named Executive Officers are prohibited for one year after termination of their employment from soliciting any of our employees to leave employment with the Company or any of our customers or suppliers to do business with any of our competitors. All of our Named Executive Officers are prohibited from engaging in any work for a competitor of the Company in the field in which they were employed by Kodak for a period of not more than 18 months after termination. Mr. Perez is also subject to a two-year non-compete after termination of his employment under his letter agreement dated March 3, 2003.

For any unvested or restricted equity awards, related restriction periods may lapse and vesting may be accelerated automatically pursuant to the terms of the awards depending on the circumstances surrounding a Named Executive Officer's termination of employment. The Committee may waive any restrictions or accelerate vesting if an executive's termination is determined to be for an "approved reason." An "approved reason" is defined as a termination of employment that is in the best interest of the Company, as determined by the Committee. Absent an employment agreement specifying different treatment, equity awards held by Named Executive Officers will generally be affected as follows:

- **Stock Options:** If the Committee determines that a Named Executive Officer's termination is for an approved reason, then all unvested stock options will continue to vest as if employment continued and will expire on the third anniversary from the last date of employment. Upon termination of employment due to death or disability, all unvested stock options will immediately vest and remain exercisable until the third anniversary from the last date of employment.
- **Leadership Stock Awards:** Upon termination of employment due to death, disability, retirement or an approved reason, an executive will remain eligible to receive an award earned under the performance cycle, provided the executive was employed for the entire year of the one-year performance cycle.
- **Restricted Stock Awards:** For termination due to an approved reason, subject to the Committee's approval, the executive will retain the shares and restrictions will lapse upon termination. In the event of disability, the executive will retain the shares and restrictions will lapse upon termination. In the event of death, restrictions will lapse and the shares will be paid to the executive's estate.
- **RSU Awards:** Upon termination of employment due to death, disability or an approved reason, an executive will be eligible to retain a portion of or all of his or her unvested award, subject to the terms and conditions of the award administrative guide. Upon termination of employment due to retirement, an executive will forfeit his or her award unless retirement is specified as an approved reason in the award administrative guide, or approved by the Committee.

Named Executive Officers will also be eligible to receive a pro rata EXCEL award, if earned, if their employment is terminated due to death, disability, retirement or approved reason.

Individual Severance Arrangements

Antonio M. Perez

Under the terms of his letter agreement dated March 3, 2003, Mr. Perez will be eligible to receive certain severance benefits in the event his employment is terminated under various circumstances as described below. The amount and nature of the severance benefits he will be eligible to receive varies depending on the circumstances surrounding his termination. As a condition to receiving severance benefits, Mr. Perez must execute a general release and covenant not to sue in favor of the Company. He is not required to seek other employment to mitigate the amount of any severance payments payable to him. Mr. Perez will be subject to a two-year non-compete agreement after termination of his employment. To the extent he breaches this non-compete agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without "cause" and for "good reason" and have to repay the Company for any severance benefits received. For purposes of his letter agreement, "cause" is defined as Mr. Perez's failure to perform or gross negligence in performing his duties, conviction of a crime, or, a material breach of his agreement or the Company's Business Conduct Guide. "Good reason" is defined as an adverse change in Mr. Perez's title or responsibilities, a material breach of his agreement by the Company, or the failure of any successor to the Company to assume obligations under his agreement.

Mr. Perez's March 3, 2003 letter agreement was amended by a letter agreement dated December 9, 2008, to provide that any severance benefits payable under his letter agreements will begin after the six-month waiting period required for compliance under Section 409A, and by a letter agreement dated September 28, 2009, to qualify pro-rated earned EXCEL awards upon termination of employment as performance-based compensation under Section 162(m).

Termination by the Company without Cause or by Mr. Perez for Good Reason. If Mr. Perez is terminated by the Company without cause or if Mr. Perez terminates his employment with the Company for good reason, he is eligible to receive (less applicable withholding):

- An amount equal to two times the sum of his current base salary and target EXCEL award, payable over 24 months;
- A pro rata bonus award under the EXCEL plan for the year in which the termination occurs, if earned (as certified and determined by the Committee) payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any Restricted Stock award (other than unvested restricted shares granted at the time of his employment) outstanding;
- Waiver of the forfeiture provisions for a pro rata portion of any restricted shares granted at the time of his employment;
- The continued vesting of unvested stock option awards and all vested stock options will remain exercisable for the remainder of their term;
- Continuation of existing coverage under Kodak's medical and dental plans for four months at the Company's expense;
- Outplacement services;
- Services under Kodak's financial counseling program for the two-year period immediately following his termination of employment (payment of which is subject to the six-month waiting period required for compliance under Section 409A; and
- If the termination occurs before November 8, 2010, his additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 81 of this Proxy Statement.

Termination by the Company for Cause. If Mr. Perez's employment is terminated by the Company for cause, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement as based on eight years of deemed service; and
- 60 days to exercise any vested stock options (or through the expiration of the option's original term, if earlier) unless the option is forfeited by its terms as a result of his termination for cause.

Termination by Mr. Perez without Good Reason. If Mr. Perez terminates his employment without good reason, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service; and
- Any vested stock options granted at the time he commenced employment will remain exercisable for the remainder of their term and all other vested stock options will remain exercisable for 60 days (or through the expiration of the option's original term, if earlier).

Termination for Death. In the event Mr. Perez's employment is terminated due to his death, his estate will be eligible to receive (less applicable withholding):

- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any Restricted Stock award outstanding;
- Acceleration of the vesting of any unvested option award and all outstanding stock options will remain exercisable by his estate or transferee for the remainder of the original term;
- Services under Kodak's financial counseling program for the two-year period immediately following his death; and
- If the termination occurs before November 8, 2010, a survivor benefit calculated by using his additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 81 of this Proxy Statement.

Termination for Disability. In the event Mr. Perez's employment is terminated as a result of disability pursuant to the Company's long-term disability plan, he will be eligible to receive (less applicable withholding):

- Applicable benefits under the Kodak long-term disability plan;
- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions on any Restricted Stock award outstanding for at least one year at the time of his termination;
- Waiver of the forfeiture provisions on a pro rata portion of the unvested restricted shares granted at the time of his employment;
- Continued vesting of any unvested stock option award granted prior to 2005 and such stock options will remain exercisable for the remainder of the term;
- Immediate vesting of any unvested option award (granted after 2004) outstanding and such stock options will remain exercisable for three years following termination;
- Services under Kodak's financial counseling program for the two-year period following his termination of employment (payment of which is subject to the six-month waiting period required for compliance under Section 409A); and
- If the termination occurs before November 8, 2010, his additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 81 of this Proxy Statement.

Frank S. Sklarsky

Mr. Sklarsky's September 19, 2006 letter agreement provides that he will be eligible to receive certain severance benefits if his employment is terminated prior to October 30, 2011 due to disability or if the Company terminates his employment without "cause" without offering him a reasonably comparable position. For this purpose, cause is defined as a failure to perform his duties, violation of a rule or policy of the Company, an action that results in a criminal penalty or violation of law or a breach of the Company's Business Conduct Guide or other agreement.

Under his letter agreement, Mr. Sklarsky will be eligible to receive a severance allowance equal to his current annual base salary plus target EXCEL award, less applicable withholding, payable over a 12-month period commencing after the six-month waiting period required for compliance under Section 409A. In addition, he will be eligible for outplacement services and fully paid continued coverage under the Kodak medical and dental plan and basic coverage under the Kodak Life Insurance Plan for four months. If we terminate his employment without cause, Mr. Sklarsky will also be eligible for the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 81 of this Proxy Statement.

As a condition to receiving severance benefits, Mr. Sklarsky must execute a general waiver and release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement. To the extent he breaches the terms of the waiver agreement or the Employee's Agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause.

Philip J. Faraci

Pursuant to his letter agreements dated November 3, 2004 and December 9, 2008, Mr. Faraci would have been eligible to receive certain severance benefits if his employment is terminated by the Company prior to November 15, 2009 for any reason other than cause or disability. Additionally, Mr. Faraci would have been entitled to a prorated portion of his individual enhanced retirement benefit if his employment is terminated prior to November 15, 2009. Currently, Mr. Faraci's severance benefits would be provided in accordance with applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Joyce P. Haag

Ms. Haag does not have a letter agreement with the Company. Her severance benefits would be provided in accordance with TAP, as described on page 77 of this Proxy Statement, and other applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Robert L. Berman

Mr. Berman does not have a letter agreement with the Company. His severance benefits would be provided in accordance with TAP, as described on page 77 of this Proxy Statement, and other applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Former Executive: Mary Jane Hellyar

Ms. Hellyar's last date of employment with the Company was June 30, 2009. Under the terms of her leaving agreement approved by the Committee on June 17, 2009, Ms. Hellyar received: 1) a severance payment of $1,617,000 (offset by the Special Termination Program benefits payable to her from KRIP in the amount of $183,750), an amount equal to two times Ms. Hellyar's current annual base salary plus target EXCEL award, pursuant to her letter agreements dated August 18, 2006 and June 29, 2009; 2) "approved reason" and accelerated vesting of 15,000 restricted shares of the Company's common stock granted to her on July 17, 2006 and 1,797 restricted shares granted to her on February 27, 2007; 3) outplacement services; and 4) fully paid continued coverage under the Kodak medical and dental plan and for basic coverage under the Kodak Life Insurance Plan for four months.

Regular Severance Payments Table(1)

The table below estimates the incremental amounts payable upon a termination of employment by the Company without cause and for an "approved reason" as if the Named Executive Officer's last date of employment was December 31, 2009, using the closing price of our common stock as of December 31, 2009, which was $4.22.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.P. Haag	R.L. Berman
Cash Severance(2)	$5,610,000	$1,050,000	$186,128	$612,496	$493,038
Intrinsic Value of Stock Options(3)	0	0	0	0	0
Restricted Stock/RSUs(4)	568,084	216,486	139,374	49,240	67,874
Leadership Stock(5)	682,391	188,676	224,044	84,940	91,469
Benefits/Perquisites(6)	24,002	10,002	10,002	10,002	10,002
Pension(7)	2,197,284	316,055	—	—	—
Total	$9,081,761	$1,781,219	$559,548	$756,678	$662,383

(1) The values in this table: (i) reflect incremental payments associated with an involuntary termination without cause with approved reason; (ii) assume a stock price of $4.22; and (iii) include all outstanding grants through the assumed last date of employment of December 31, 2009.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer, other than Mr. Faraci, Ms. Haag and Mr. Berman, by multiplying the Named Executive Officer's target cash compensation by a multiplier set forth in the Named Executive Officer's letter agreement(s). Mr. Perez's cash severance equation is two times his target cash compensation. Mr. Sklarsky's cash severance equation is one times his target cash compensation. Mr. Faraci's severance equation is equal to 7.5 weeks of his target cash compensation (base salary plus target award under EXCEL) in accordance with the Company's Termination Allowance Plan (TAP). The severance equation for Ms. Haag is equal to 42 weeks and for Mr. Berman 40.5 weeks of target cash compensation in accordance with TAP. At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual agreement(s), if any, or under TAP, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance. These amounts do not reflect any offset for Special Termination Program benefits that may be payable from KRIP.

(3) All outstanding stock options that would vest in the event of an involuntary termination without cause with approved reason did not have any intrinsic value as of December 31, 2009 because the exercise prices of these stock options were above the closing market price of our common stock on December 31, 2009.

(4) The amounts in this row represent the value of unvested shares of Restricted Stock and RSUs that would be considered an approved reason and to be paid out at the regularly scheduled payment date.

(5) The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle.

(6) Mr. Perez would be entitled to $24,002 in benefits/perquisites, which include: (i) four months of continued medical and dental benefits, valued at $3,377; (ii) outplacement services, valued at $6,625; and (iii) two years of financial counseling services, valued at $7,000 per year. All other Named Executive Officers would be entitled to $10,002 in benefits/perquisites, which include: (i) four months of continued medical, dental and life insurance benefits, valued at $3,377; and (ii) outplacement services, valued at $6,625.

(7) The amounts included in this row report the incremental value of supplemental retirement benefits to which the Named Executive Officers would have been entitled. The amounts reported assume that all affected Named Executive Officers would receive their supplemental retirement benefits in a lump sum.

Severance Benefits Based on Termination Due to Disability Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to disability, as if the Named Executive Officer's last date of employment was December 31, 2009, using the closing price of our common stock as of December 31, 2009, which was $4.22.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.P. Haag	R.L. Berman
Cash Severance[2]	–	$1,050,000	–	–	–
Intrinsic Value of Stock Options[3]	$ 0	0	$ 0	$ 0	$ 0
Restricted Stock/RSUs[4]	568,084	216,486	139,374	49,240	67,874
Leadership Stock[5]	682,391	188,676	224,044	84,940	91,469
Benefits/Perquisites[6]	14,000	10,002	–	–	–
Pension[7]	2,197,284	–	–	–	–
Total	$3,461,759	$1,465,164	$363,418	$134,180	$159,343

(1) The values in this table: (i) reflect incremental payments associated with a termination due to disability; (ii) assume a stock price of $4.22; and (iii) include all outstanding grants through the assumed last date of employment of December 31, 2009.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Sklarsky's cash severance equation is one times his target cash compensation.

(3) All outstanding stock options that would vest in the event of termination due to disability did not have any intrinsic value as of December 31, 2009 because the exercise prices of these stock options were above the closing market price of our common stock on December 31, 2009.

(4) The amounts in this row report the value of unvested shares of Restricted Stock and RSUs that would automatically vest upon a termination due to disability.

(5) The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle.

(6) Mr. Perez would be entitled to $14,000 in perquisites, which includes two years of financial counseling services, valued at $7,000 per year. Mr. Sklarsky would be entitled to $10,002 in benefits/perquisites, which include: (i) four months of continued medical, dental and life insurance benefits, valued at $3,377; and (ii) outplacement services, valued at $6,625.

(7) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Severance Benefits Based on Termination Due to Death Table(1)

The table below estimates the incremental amounts payable upon a termination of employment due to death, as if the Named Executive Officer's last date of employment was December 31, 2009, using the closing price of our common stock as of December 31, 2009, which was $4.22.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.P. Haag	R.L. Berman
Cash Severance	–	–	–	–	–
Intrinsic Value of Stock Options(2)	$ 0	$ 0	$ 0	$ 0	$ 0
Restricted Stock/RSUs(3)	568,084	216,486	139,374	49,240	67,874
Leadership Stock(4)	682,391	188,676	224,044	84,940	91,469
Benefits/Perquisites(5)	14,000	–	–	–	–
Pension (6)	2,197,284	–	–	–	–
Total	$3,461,759	$405,162	$363,418	$134,180	$159,343

(1) The values in this table: (i) reflect incremental payments associated with a termination due to death; (ii) assume a stock price of $4.22; and (iii) include all outstanding grants through the assumed last date of employment of December 31, 2009.

(2) All outstanding stock options that would vest in the event of a termination due to death did not have any intrinsic value as of December 31, 2009 because the exercise prices of these stock options were above the closing market price of our common stock on December 31, 2009.

(3) The values in this row report the value of unvested shares of Restricted Stock and RSUs that would automatically vest upon a termination due to death.

(4) The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle.

(5) Mr. Perez's estate would be entitled to $14,000 in perquisites, which represents two years of financial counseling services, valued at $7,000 per year.

(6) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Severance Benefits Based on Termination with Good Reason Table[(1)(2)]

The table below estimates the incremental amounts payable upon a termination of employment by Mr. Perez with good reason, as if the Named Executive Officer's last date of employment was December 31, 2009, using the closing price of our common stock as of December 31, 2009, which was $4.22.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.P. Haag	R.L. Berman
Cash Severance[(3)]	$5,610,000	N/A	N/A	N/A	N/A
Intrinsic Value of Stock Options[(4)]	0	N/A	N/A	N/A	N/A
Restricted Stock/RSUs[(5)]	568,084	N/A	N/A	N/A	N/A
Leadership Stock[(6)]	682,391	N/A	N/A	N/A	N/A
Benefits/Perquisites[(7)]	24,002	N/A	N/A	N/A	N/A
Pension [(8)]	2,197,284	N/A	N/A	N/A	N/A
Total	$9,081,761	N/A	N/A	N/A	N/A

(1) This table only includes Mr. Perez because no other Named Executive Officer will receive severance benefits upon voluntary termination.

(2) The values in this table: (i) reflect incremental payments associated with a voluntary termination with good reason; (ii) assume a stock price of $4.22; and (iii) include all outstanding grants through the assumed last date of employment of December 31, 2009.

(3) The cash severance amount for Mr. Perez was calculated by multiplying two times Mr. Perez's target cash compensation.

(4) All outstanding stock options that would vest in the event of a termination due to good reason did not have any intrinsic value as of December 31, 2009 because the exercise prices of these stock options were above the closing market price of our common stock on December 31, 2009.

(5) The amount in this row represents the value of unvested shares of Restricted Stock and RSUs that would automatically vest upon voluntary termination for good reason.

(6) The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle.

(7) Mr. Perez would be entitled to $24,002 in benefits/perquisites, which include: (i) four months of continued medical and dental benefits, valued at $3,377; (ii) outplacement services, valued at $6,625; and (iii) two years of financial counseling services, valued at $7,000 per year.

(8) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

Change in Control Severance Payments

Executive Protection Plan

The Company maintains the Executive Protection Plan to provide severance pay and continuation of certain welfare benefits for Named Executive Officers in the event: 1) a change in control occurs and 2) the Named Executive Officer's employment is terminated by the Company for reasons other than cause or by the Named Executive Officer for good reason within two years after a change in control. A change in control is generally defined under the plan as:

- The incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- The acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- A merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- A vote by the shareholders to completely liquidate or dissolve the Company.

The plan provides that, in the event of a termination of employment, either voluntarily with "good reason" or involuntarily without "cause," within two years following a change in control, each of the Named Executive Officers will receive a lump-sum severance payment equal to: 1) three times their base salary and target EXCEL award and 2) continued participation in the Company's medical, dental, disability and life insurance plans for 12 months at no cost to the executive. The plan also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Internal Revenue Code. If it is determined that an executive would not be subject to an excise tax if the payments received in connection with the change in control were reduced by 10%, then amounts payable to the executive under the plan will be reduced to the maximum amount the executive could be paid without giving rise to an excise tax. Under Mr. Perez's letter agreement dated September 28, 2009, Mr. Perez waived any and all rights to receive tax gross-up payments under the plan.

"Good reason" is defined under the plan for our Named Executive Officers to mean:

- The assignment of, or change in, the duties or responsibilities of the Named Executive Officer that are not comparable in any adverse respect with his or her duties prior to the change in control, other than a change in the executive's title or reporting relationship;
- A reduction of the Named Executive Officer's pay, target bonus opportunities or benefits;
- A material reduction in the perquisites or fringe benefits provided;
- The failure of any successor to the Company to assume the plan; or
- Any amendment or termination of the plan not permitted by its terms.

"Cause" is defined under the program for our Named Executive Officers to mean:

- The willful and continued failure of the executive to substantially perform his or her duties (other than due to physical or mental illness) after a written demand by the Board; or
- The willful engaging in illegal conduct or gross misconduct which is materially injurious to the Company or its affiliates.

In addition to the above, the plan provides that both Mr. Perez and Mr. Faraci would also be entitled to these severance benefits if they voluntarily terminate their employment for any reason during the 30-day period commencing 23 months after the change in control. Under his letter agreement dated September 28, 2009, Mr. Perez waived any and all rights to receive benefits associated with this provision. A Named Executive Officer will also receive severance benefits under the plan if his or her employment is terminated prior to a change in control if they are able to demonstrate that their employment was terminated in contemplation of a change in control and a change in control occurs.

Other Benefit Plans

As a result of the Company's review in 2007 of the change in control benefits under various Company plans, the Committee determined to gradually phase out, over a five-year period beginning January 1, 2008, the change in control pension enhancements under KRIP and KURIP. Pursuant to this change, the additional age and service resulting from the change in control pension enhancement was decreased from a maximum of five years by one year for every additional year that transpires, until the enhancement is fully phased out effective January 1, 2012.

For 2009, any participant in the traditional defined benefit component of KRIP and KURIP, including the affected Named Executive Officers, whose employment is terminated for a reason other than death, disability, cause or voluntary resignation, within three years of a change in control, was provided up to three additional years of service to determine eligibility for a vested right, to calculate the amount of the accrued benefit and to determine any applicable early retirement factors. In addition, a participant was deemed to have up to three additional years of age in determining any applicable early retirement factors. For participants age 50 or older as of the date of the change in control, the enhanced age and service was used to determine eligibility for retirement.

The actual additional number of years of service and age that are given to a participant decreases proportionately depending upon the number of years that elapsed between the date of a change in control and the date of the participant's termination of employment. If the plan is terminated within three years after a change in control, the benefit for each participant would be calculated as indicated previously.

Participants in the cash balance component of KRIP and KURIP, including the affected Named Executive Officers, are entitled to a benefit equal to 7% of the participant's annual compensation at the time of the termination times the number of additional years of service that the executive is entitled to under the plan's change in control pension enhancement.

Compensation Programs

Upon a change in control (as defined in EDCP and by Section 409A to the extent applicable), each Named Executive Officer who participates in EDCP will be entitled to a lump-sum cash payment of his or her account balance under the plan. For amounts not subject to Section 409A, this rule will not apply if the executive elects in writing no later than prior to the beginning of the year preceding the year in which a change in control occurs that payment shall be made in equal installments over a period not longer than 11 years.

Under the EXCEL plan, if a Named Executive Officer's employment is terminated within two years following a change in control other than as a result of death, disability, voluntary resignation, retirement or for cause, the executive will be entitled to be paid any earned, but unpaid, award and a pro rata target award for the year in which their employment is terminated. If, upon a change in control, Kodak's common stock ceases to be actively traded on the NYSE, then each Named Executive Officer will be entitled to receive any earned but unpaid award and a pro rata target award for the year in which the change in control occurs.

In the event of a change in control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans (with the exception of the 2005 Omnibus Long-Term Compensation Plan) will generally be affected as follows when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all Plan awards:

- Under the Company's stock option plans, all outstanding stock options will vest in full and be cashed out based on the difference between the change in control price and the option's exercise price.
- Under the Company's Restricted Stock and RSU programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change in control price.

Under the Company's 2005 Omnibus Long-Term Compensation Plan, upon a change in control (as defined in the plan), if outstanding stock option, Restricted Stock and RSU awards are assumed or substituted by the surviving company, as determined by the Committee, then the awards will not immediately vest or be exercisable. If the awards are so assumed or substituted, then the awards will be subject to accelerated vesting and exercisability upon certain terminations of employment within the first two years after the change in control. If the awards are not so assumed or substituted, they will immediately vest and become exercisable and will be paid after a change in control occurs. For performance awards, if more than 50% of the performance cycle has elapsed when a change in control occurs, the award will vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle has elapsed when a change in control occurs, the award will vest and be paid out at 50% of target performance, regardless of actual performance to date.

Change in Control Severance Payments Table(1)

The table below estimates the incremental amounts payable upon a termination of employment by the Company in connection with a change in control, as if the Named Executive Officer's last date of employment was December 31, 2009 using the closing price of our common stock as of December 31, 2009, which was $4.22.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.P. Haag	R.L. Berman
Cash Severance(2)	$ 8,415,000	$3,150,000	$3,885,000	$2,282,940	$1,905,750
Intrinsic Value of Stock Options(3)	0	0	0	0	0
Restricted Stock/RSUs(4)	4,992,205	1,439,695	1,591,898	599,655	661,122
Leadership Stock(5)	682,391	188,676	224,044	84,940	91,469
Benefits / Perquisites(6)	10,131	10,131	10,131	10,131	10,131
Pension(7)	2,197,285	433,405	833,575	607,017	756,967
Excise Tax Gross-Up	–	1,837,991	2,683,901	1,454,150	1,284,774
Total	$16,297,012	$7,059,898	$9,228,549	$5,038,833	$4,710,213

(1) The values in this table: (i) reflect incremental payments associated with a termination in connection with a change in control; (ii) assume a stock price of $4.22; and (iii) include all outstanding grants through the assumed last date of employment of December 31, 2009.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by three. These amounts do not reflect any offset for Special Termination Program benefits that may be payable from KRIP.

(3) All outstanding stock options that would vest in the event of a termination following a change in control did not have any intrinsic value as of December 31, 2009 because the exercise prices of these stock options were above the closing market price of our common stock on December 31, 2009.

(4) The values in this row represent the value of unvested shares of Restricted Stock and RSUs that would be considered an approved reason and to be paid out upon a termination subsequent to a change in control.

(5) The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle.

(6) All Named Executive Officers would be entitled to $10,131 in benefits, which represents one year of continued medical, dental and life insurance.

(7) The amounts included in this row represent the incremental value of pension benefits to which the Named Executive Officers would have been entitled.

REPORTING COMPLIANCE

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our Section 16 Executive Officers, directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these Section 16 Executive Officers, directors and 10% shareholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2009 fiscal year, the forms were filed timely.

By Order of the Board of Directors

Patrick M. Sheller

Patrick M. Sheller
Secretary and Chief Compliance Officer
Eastman Kodak Company
March 31, 2010

EXHIBITS

EXHIBIT I — 2005 OMNIBUS LONG-TERM COMPENSATION PLAN OF EASTMAN KODAK COMPANY (AS AMENDED AND RESTATED JANUARY 1, 2010)

Article 1 – Purpose and Term of Plan

1.1 Purpose
The purpose of the Plan is to provide motivation to selected Employees and Directors to put forth maximum efforts toward the continued growth, profitability, and success of the Company by providing equity-based and cash-based incentives to such Employees and Directors.

1.2 Term
The Plan was originally effective as of January 1, 2005. This amendment and restatement of the Plan is effective as of January 1, 2010, subject to its approval by Kodak's shareholders, at the 2010 Annual Meeting of the shareholders, and unless sooner terminated by the Board pursuant to Section 16.6, the Plan shall have a term of 10 years from the original effective date. Awards may not be granted after December 31, 2014; except that the Committee may grant Awards after this date in recognition of performance for Performance Cycles commencing prior to such date.

Article 2 – Definitions
In any necessary construction of a provision of this Plan, the masculine gender may include the feminine, and the singular may include the plural, and vice versa.

2.1 Award
"Award" means grants of both equity-based, and cash-based awards, including Performance Awards, Stock Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, Other Stock-Based Awards, or any form of award established by the Committee pursuant to Subsection 4.2(o), whether singly, in combination, or in tandem, to a Participant by the Committee pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish by the Award Notice or otherwise.

2.2 Award Notice
"Award Notice" means the written document establishing the terms, conditions, restrictions, and/or limitations of an Award in addition to those established by this Plan and by the Committee's exercise of its administrative powers. The Committee shall establish the form of the written document in the exercise of its sole and absolute discretion. The Committee may, but need not, require a Participant to sign a copy of the Award Notice as a precondition to receiving an Award.

2.3 Board
"Board" means the board of directors of Kodak.

2.4 CEO
"CEO" means the Chief Executive Officer of Kodak.

2.5 Change in Control
"Change in Control" means the occurrence of any one of the following events:

(a) within any twenty-four (24) month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company;

(b) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Kodak representing 25% or more of the combined voting power of Kodak's then outstanding securities eligible to vote for the election of the Board (the "Kodak Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (1) by Kodak or any Subsidiary, (2) by any employee benefit plan (or related trust) sponsored or maintained by Kodak or any Subsidiary, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) below), or (5) a transaction (other than one described in paragraph (c) below) in which Kodak Voting Securities are acquired from Kodak, if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (5) does not constitute a Change in Control under this paragraph (b);

(c) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Kodak or any of its Subsidiaries that requires the approval of Kodak's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Reorganization"), unless immediately following such Reorganization: (1) more than 60% of the total voting power of (x) the corporation resulting from such Reorganization (the "Surviving Company"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Company (the "Parent Company"), is represented by Kodak Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Kodak Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Kodak Voting Securities among the holders thereof immediately prior to the Reorganization, (2) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Company or the Parent Company), is or becomes the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company (or, if there is no Parent Company, the Surviving Company), and (3) at least a majority of the members of the board of directors of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Reorganization were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction");

(d) the shareholders of Kodak approve a plan of complete liquidation or dissolution of Kodak; or

(e) the consummation of a sale of all or substantially all of Kodak's assets to an entity that is not an affiliate of Kodak.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person obtains a beneficial ownership of 25% or more of Kodak Voting Securities as a result of the acquisition of Kodak Voting Securities by Kodak which reduces the number of Kodak Voting Securities outstanding; provided that if after such acquisition by Kodak such person becomes the beneficial owner of additional Kodak Voting Securities that increases the percentage of outstanding Kodak Voting Securities beneficially owned by such person, a Change in Control shall then occur.

2.6 Change in Control Price
"Change in Control Price" means, for events described in clause (c) of the definition of Change in Control, the consideration received by shareholders of the Company in respect of a share of Common Stock in connection with the transaction, or, for events described in clauses (a), (b), (d) or (e) of the definition of Change in Control, the average of the closing prices for the five (5) days preceding the date of the Change in Control.

2.7 Code
"Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and any successor provisions and regulations thereto.

2.8 Committee
"Committee" means the Executive Compensation and Development Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided that the Committee shall consist of two or more directors, each of whom is (1) an "independent" director under the New York Stock Exchange's listing requirements, (2) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act, and (3) an "outside director" within the meaning of Section 162(m) of the Code and the applicable regulation thereunder. However, if a member of the Committee does not meet each of the foregoing requirements, the Committee must delegate some or all of its functions under the Plan to a committee or subcommittee composed of members that meet the relevant requirements. The term "Committee" includes any such committee or subcommittee, to the extent of the Executive Compensation and Development Committee's delegation.

2.9 Common Stock
"Common Stock" means the common stock, $2.50 par value per share, of Kodak that may be newly issued or treasury stock.

2.10 Company
"Company" means Kodak and its Subsidiaries.

2.11 Covered Employee
"Covered Employee" means an Employee who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

2.12 Director
"Director" means a non-employee member of the Board.

2.13 Disability
"Disability" means a disability as defined under the terms of the long-term disability plan maintained by the Participant's employer, or in the absence of such a plan, the Kodak Long-Term Disability Plan.

2.14 Effective Date
"Effective Date" means the date an Award is determined to be effective by the Committee upon its grant of such Award.

2.15 Employee
"Employee" means any person employed by Kodak or any Subsidiary on a full or part time basis.

2.16 Exchange Act
"Exchange Act" means the Securities and Exchange Act of 1934, as amended from time to time, including rules thereunder and any successor provisions and rules thereto.

2.17 Fair Market Value
"Fair Market Value" means (a) prior to May 12, 2010, the mean of the high and low sales prices of a share of Common Stock on a particular date on the New York Stock Exchange and (b) on and after May 12, 2010, the closing sales price of a share of Common Stock on a particular date on the New York Stock Exchange. In the event that the Common Stock is not traded on the New York Stock Exchange on the relevant date, the Fair Market Value will be determined on the immediately preceding day on which the Common Stock was traded.

2.18 Freestanding SAR
"Freestanding SAR" shall have the meaning as set forth in Section 9.1.

2.19 Incentive Stock Options
"Incentive Stock Option" means incentive stock options within the meaning of Section 422 of the Code.

2.20 Incumbent Director
"Incumbent Directors" means the persons who were members of the Board as of January 1, 2010 plus, any person becoming a director subsequent to January 1, 2010 whose election or nomination for election was approved by a vote of at least two thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval for the proxy statement of Kodak in which such person is named as a nominee for director, without written objection to such nomination); provided, however, that no individual initially elected or nominated as a director of Kodak as a result of an actual or threatened election contest with respect to directors ("Election Contest") or any other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed to be an Incumbent Director until twenty-four (24) months after such election.

2.21 Indemnified Person
"Indemnified Person" shall have the meaning as set forth in Section 4.7.

2.22 Kodak
"Kodak" means Eastman Kodak Company.

2.23 Non-Qualified Stock Option
"Non-Qualified Stock Option" shall have the meaning as set forth in Section 8.1.

2.24 Option Proceeds
"Option Proceeds" means the cash (or equivalents) received by the Company for the option price in connection with the exercise of Stock Options plus the maximum tax benefit that could be realized by the Company as a result of the exercise of such Stock Options, which tax benefit shall be determined by multiplying (a) the amount that is deductible for federal income tax purposes as a result of any such Stock Option exercise, times (b) the maximum federal corporate income tax rate for the year of exercise. To the extent that a Participant pays the option price and/or withholding taxes with shares of Common Stock, Option Proceeds shall not be calculated with respect to the amounts so paid in shares of Common Stock.

2.25 Other Stock-Based Award
"Other Stock-Based Award" means the unrestricted shares, deferred share units, or such other form as the Committee may determine, granted pursuant to Article 11 of the Plan.

2.26 Parent Company
"Parent Company" shall have the meaning set forth in Section 2.5.

2.27 Participant
"Participant" means either an Employee or Director to whom an Award has been granted by the Committee under the Plan.

2.28 Performance Awards
"Performance Awards" means the equity-based and cash-based Awards that vest on satisfying the Performance Criteria granted pursuant to Article 7.

2.29 Performance Criteria
"Performance Criteria" means the one or more criteria that the Committee shall select for a Performance Cycle.

2.30 Performance Cycle
"Performance Cycle" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of the Performance Criteria will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

2.31 Performance Formula
"Performance Formula" means, for a Performance Cycle, the one or more objective formulas applied against the relevant Performance Criteria to determine if any of the Award has been earned for the Performance Cycle. The formula may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes each as defined by generally accepted accounting principles and as identified in the financial statements, notes to the financial statements, management's discussion and analysis or other SEC filings.

2.32 Plan
"Plan" means the 2005 Omnibus Long-Term Compensation Plan, as amended and restated as of January 1, 2010, including all attachments thereto.

2.33 Restricted Stock Award
"Restricted Stock Award" means the equity-based awards in actual shares granted pursuant to Article 10 of the Plan.

2.34 Restricted Stock Unit Award
"Restricted Stock Unit Award" means the equity-based awards in share units granted pursuant to Article 10 of the Plan pursuant to which shares of Common Stock or cash in lieu thereof may be issued in the future.

2.35 Retirement
"Retirement" means, in the case of a Participant employed by Kodak, voluntary termination of employment on or after age 55 with 10 or more years of service or on or after age 65. In the case of a Participant employed by a Subsidiary, "Retirement" means early or normal retirement under the terms of the Subsidiary's retirement plan, or if the Subsidiary does not have a retirement plan, termination of employment on or after age 60. A Participant must voluntarily terminate his or her employment in order for his or her termination of employment to be for "Retirement."

2.36 SARs
"SARs" means the stock appreciation rights granted pursuant to Article 9 of the Plan.

2.37 Section 409A
"Section 409A" means Section 409A of the Code, and the Treasury Regulations promulgated and other official guidance issued thereunder.

2.38 Section 409A Change in Control
"Section 409A Change in Control" means an event that qualifies as a "change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation" within the meaning of Sections 1.409A-3(a)(5) and 1.409A-3(i)(5) of the Treasury regulations.

2.39 Stock Option
"Stock Option" means any right granted to a Participant to purchase Common Stock at such price or prices and during such periods established pursuant to Article 8 of the Plan.

2.40 Subsidiary
"Subsidiary" means a corporation or other business entity in which Kodak directly or indirectly has an ownership interest of 50 percent or more, except that with respect to Incentive Stock Options, "Subsidiary" shall mean "subsidiary corporation" as defined in Section 424(f) of the Code.

2.41 Substitute Awards
"Substitute Awards" means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.42 Surviving Company
"Surviving Company" shall have the meaning set forth in Section 2.5.

2.43 Tandem SAR
"Tandem SAR" shall have the meaning set forth in Section 9.1.

2.44 Year
"Year" means Kodak's fiscal year.

Article 3 – Eligibility

All Employees and Directors are eligible to participate in the Plan. The Committee may select, from time to time, Participants from those Employees who, in the opinion of the Committee, can further the Plan's purposes. In addition, the Committee may select, from time to time, Participants from those Directors (who may or may not be Committee members) who, in the opinion of the Committee, can further the Plan's purposes. Once a Participant is so selected, the Committee shall determine the type(s) of Awards to be made to the Participant and shall establish in the related Award Notice(s) or administrative guide(s), the terms, conditions, restrictions and/or limitations, if any, applicable to the Award(s) in addition to those set forth in this Plan and the administrative rules and regulations issued by the Committee.

Article 4 – Plan Administration

4.1 Responsibility

The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms.

4.2 Authority of the Committee

The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to: (a) select the Participants and determine the type of Awards to be made to Participants, the number of shares or amount of cash (or equivalents) subject to Awards and the terms, conditions, restrictions and limitations of the Awards; (b) interpret the Plan; (c) determine eligibility for participation in the Plan; (d) decide all questions concerning eligibility for and the amount of Awards payable under the Plan; (e) construe any ambiguous provision of the Plan; (f) correct any defect; (g) supply any omission; (h) reconcile any inconsistency; (i) issue administrative guidelines or sub-plans as an aid to administer the Plan and make changes in such guidelines or sub-plans as it from time to time deems proper; (j) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operation; (k) amend the Plan in accordance with Section 16.6; (l) determine whether Awards should be granted singly, in combination or in tandem; (m) to the extent permitted under the Plan and, if applicable, by Section 409A, grant waivers of Plan terms, conditions, restrictions, and limitations; (n) accelerate the vesting, exercise or payment of an Award or the Performance Cycle of an Award when such action or actions would be in the best interests of the Company and in compliance with Section 409A and other applicable tax law; (o) establish such other types of Awards, besides those specifically enumerated in Article 5 hereof, which the Committee determines are consistent with the Plan's purpose; (p) establish and administer Performance Formula and certify whether, and to what extent, the goals have been attained; (q) determine the terms and provisions of any Award Notice or other agreements entered into hereunder; (r) take any and all other action it deems necessary or advisable for the proper operation or administration of the Plan; (s) make all other determinations it deems necessary or advisable for the administration of the Plan, including factual determinations; and (t) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash or shares of Common Stock or cancelled, forfeited or suspended and the method or methods by which Awards may be settled, cancelled, forfeited or suspended.

4.3 Discretionary Authority

The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan including, without limitation, its construction of the terms of the Plan and its determination of eligibility for participation and Awards under the Plan. It is the intent of the Plan that the decisions of the Committee and its actions with respect to the Plan shall be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

4.4 Section 162(m) of the Code and Covered Employees

The terms set forth in Article 7 shall apply to all Awards granted to any Covered Employee that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, other than Awards of Stock Options or SARs.

4.5 Action by the Committee

The Committee may act only by a majority of its members. Any determination of the Committee may be made, without a meeting, by a writing or writings signed by all of the members of the Committee and action so taken shall be fully effective as if it had been taken by a vote at a meeting. In addition, the Committee may authorize any one or more of its number to execute and deliver documents on behalf of the Committee.

4.6 Allocation and Delegation of Authority

The Committee may allocate all or any portion of its responsibilities and powers under the Plan to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, provided that any such allocation or delegation be in writing; provided, however, that only the Committee may select and grant Awards to Participants who are subject to Section 16 of the Exchange Act. The Committee may revoke any such allocation or delegation at any time for any reason with or without prior notice.

4.7 Liability

No member of the Board or the Committee or any employee of the Company (each such person an "Indemnified Person") shall have any liability to any person (including, without limitation, any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Indemnified Person shall be indemnified and held harmless by Kodak against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnified Person in connection with or resulting from any action, suit or proceeding to which such Indemnified Person may be a party or in which such Indemnified Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Indemnified Person, with Kodak's prior approval, in settlement thereof, or paid by such Indemnified Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnified Person, provided that Kodak shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once Kodak gives notice of its intent to assume the defense, Kodak shall have sole control over such defense with counsel of Kodak's choice. The foregoing right of indemnification shall not be available to an Indemnified Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Indemnified Person giving rise to the indemnification claim resulted from such Indemnified Person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Indemnified Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

4.8 Interim Decision Making

Notwithstanding anything to the contrary contained herein: (i) until the Board shall appoint the members of the Committee, the Plan shall be administered by the Board and (ii) the Board may, in its sole discretion, at any time and from time to time, grant Awards or resolve to administer the Plan. In either of the foregoing events, the Board shall have all of the authority and responsibility granted to the Committee herein.

Article 5 – Form of Awards

5.1 In General

Awards may, at the Committee's sole discretion, be paid in the form of Performance Awards pursuant to Article 7, Stock Options pursuant to Article 8, SARs pursuant to Article 9, Restricted Stock Awards and Restricted Stock Unit Awards pursuant to Article 10, Other Stock-Based Awards pursuant to Article 11 and any form established by the Committee pursuant to Subsection 4.2(o), or a combination thereof. All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may, in its sole judgment, subject an Award to such other terms, conditions, restrictions and/or limitations (including, but not limited to, the time and conditions of exercise and restrictions on transferability, termination and vesting), provided that they are not inconsistent with the terms of the Plan. Awards under a particular Article of the Plan need not be uniform and Awards under two or more Articles may be combined into a single Award Notice. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant. For purposes of the Plan, the value of any Award granted in the form of Common Stock shall be the Fair Market Value as of the grant's Effective Date.

5.2 Foreign Jurisdictions

(a) Special Terms. In order to facilitate the making of any Award to Participants who are employed by the Company outside the United States (or who are foreign nationals temporarily within the United States), the Committee may provide for such modifications and additional terms and conditions ("special terms") in Awards as the Committee may consider necessary or appropriate to accommodate differences in local law, policy or custom or to facilitate administration of the Plan. The special terms may provide that the grant of an Award is subject to (1) applicable governmental or regulatory approval or other compliance with local legal requirements and/or (2) the execution by the Participant of a written instrument in the form specified by the Committee, and that in the event such conditions are not satisfied, the grant shall be void. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for purposes of implementing any special terms, without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, no such sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan shall: (a) increase the limitations contained in Sections 7.5, 8.6 and 9.5; (b) increase the number of available shares under Section 6.1; or (c) cause the Plan to cease to satisfy any conditions of Rule 16b-3 under the Exchange Act , Section 409A of the Code (to the extent applicable) or, with respect to Covered Employees, Section 162(m) of the Code.

(b) Currency Effects. Unless otherwise specifically determined by the Committee, all Awards and payments pursuant to such Awards shall be determined in U.S. currency. The Committee shall determine, in its discretion, whether and to the extent any payments made pursuant to an Award shall be made in local currency, as opposed to U.S. dollars. In the event payments are made in local currency, the Committee may determine, in its discretion and without liability to any Participant, the method and rate of converting the payment into local currency.

(c) Modifications to Awards. The Committee shall have the right at any time and from time to time and without prior notice to modify outstanding Awards to comply with or satisfy local laws and regulations, to avoid costly governmental filings or to implement administrative changes to the Plan that are deemed necessary or advisable by the Committee for compliance with laws. By means of illustration but not limitation, the Committee may restrict the method of exercise of an Award to avoid securities laws or exchange control filings, laws or regulations. Notwithstanding the foregoing, the Committee may not modify an outstanding Award without the consent of the affected Participant if such modification would cause the Award to violate Section 409A.

(d) Acquired Rights. No Employee in any country shall have any right to receive an Award, except as expressly provided for under the Plan. All Awards made at any time are subject to the prior approval of the Committee.

Article 6 – Shares Subject to Plan

6.1 Available Shares

(a) Aggregate Limits. The aggregate number of shares of the Company's Common Stock that shall be available for grant under this Plan shall be eleven million (11,000,000), plus any shares subject to awards made under the 1990 Omnibus Long-Term Compensation Plan, the 1995 Omnibus Long-Term Compensation Plan and the 2000 Omnibus Long-Term Compensation Plan, in each case that are outstanding upon the expiration of such plan and become available pursuant to Section 6.1(b). The aggregate number of shares available for grant under this Plan and the number of shares subject to outstanding Awards shall be subject to adjustment as provided by Section 6.2. The shares issued pursuant to Awards granted under this Plan may be shares that either were reacquired by the Company, including shares purchased in the open market, or authorized but unissued shares.

(b) For purpose of this Section 6.1, the aggregate number of shares available for Awards under this Plan shall be increased by, (i) shares subject to Awards that have been canceled, expired, forfeited or settled in cash, without the issuance of substitute shares, (ii) shares subject to Awards that have been retained by the Company in payment or satisfaction of the purchase price or tax withholding obligation of an Award, (iii) shares issued in connection with reinvestment of dividends or dividend equivalents (iv) shares that have been delivered (either actually or constructively by attestation) to the Company in payment or satisfaction of the purchase price or tax withholding obligation of an Award, (v) shares reacquired by the Company on the open market using Option Proceeds; provided, however, that the aggregate number of shares that may be added back to the aggregate limit shall not be greater than the amount of such Option Proceeds divided by the Fair Market Value on the date of exercise of the Stock Option giving rise to such Option Proceeds, and (vi) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement of an Award. In addition, the aggregate number of shares available for grant under this Plan shall not be reduced by shares granted as Substitute Awards.

6.2 Adjustment to Shares

If there is any change in the number of outstanding shares of Common Stock through the declaration of stock dividends, stock splits or the like, the number of shares available for Awards, the shares subject to any Award and the option prices or exercise prices of Awards shall be automatically adjusted. If there is any change in the number of outstanding shares of Common Stock through any change in the capital account of Kodak, or through a merger, consolidation, separation (including a spin-off or other distribution of stock or property), reorganization (whether or not such reorganization comes within the meaning of such term in Section 368(a) of the Code) or partial or complete liquidation, the Committee shall make appropriate adjustments in the maximum number of shares of Common Stock which may be granted under the Plan and any adjustments and/or modifications to outstanding Awards as it, in its sole discretion, deems equitable. In the event of any other change in the capital structure or in the Common Stock of Kodak (including through payment of an extraordinary cash dividend), the Committee shall also make such appropriate adjustments in the maximum number of shares of Common Stock available for grant under the Plan and any adjustments and/or modifications to outstanding Awards as it, in its sole discretion, deems equitable. The maximum number of shares available for grant under the Plan shall be automatically adjusted to the extent necessary to reflect any dividend equivalents paid in the form of Common Stock.

Article 7 – Performance Awards

7.1 In General

Awards may be granted to Participants in the form of Performance Awards under the Plan. For awards applicable solely to Covered Employees, the terms of this Article 7 apply to all Awards, other than Stock Options or SARs, that are intended by the Committee to satisfy the requirements for deductibility as "performance-based compensation" under Section 162(m)(4)(C) of the Code.

7.2 Performance Criteria

"Performance Criteria" means one or more of the following for the Company on a consolidated basis and/or for any subsidiary, division, strategic product group, segment, business unit and/or one or more product lines: return on assets; return on net assets; return on equity; return on shareholder equity; return on invested capital; return on capital; total shareholder return; share price; improvement in and/or attainment of expense levels; improvement in and/or attainment of cost levels, selling, general and administrative expense ("SG&A"); SG&A as a percent of revenue; costs as a percent of revenue; productivity objectives; unit manufacturing costs; gross profit margin; operating margin; cash margin; earnings per share; earnings from operations; segment earnings from operations; earnings; earnings before taxes; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); revenue measures; number of units sold; number of units installed; revenue per employee; market share; market position; working capital measures; inventory; accounts receivable; accounts payable; cash conversion cycle; cash flow; cash generation; net cash generation; proceeds from asset sales; free cash flow; investable cash flow; capital expenditures; capital structure measures; cash balance; debt levels; equity levels; economic value added models; technology milestones; commercialization milestones; customer metrics; customer satisfaction; consumable burn rate; installed base; repeat customer orders; acquisitions; divestitures; employee metrics; employee engagement; employee retention; employee attrition; workforce diversity; and diversity initiatives, in each case, measured either annually or cumulatively over a period of years, on an absolute basis and/or relative to a pre-established target and/or plan, to previous years' results, as a percentage of revenue, and/or to a designated comparison group.

7.3 Performance Cycle

For awards applicable solely to Covered Employees, a Performance Cycle shall be at least twelve (12) calendar months.

7.4 Discretion of Committee with Respect to Performance Awards

To the extent required by Section 162(m) of the Code, the Committee shall have full discretion, within the first ninety (90) days of a Performance Cycle (or, if longer, within the maximum period allowed under Section 162(m) of the Code), to designate the Employees who will be Participants for the Performance Cycle, the length of such Performance Cycle (which shall be at least 12 months for Covered Employees), the type(s) of Awards to be issued, the Performance Criteria that will be used to calculate, in an objective manner, the Performance Formula, the kind(s) and/or level(s) of the goals under the Performance Formula, whether the Performance Criteria shall apply to the Company, Kodak, a Subsidiary, or any one or more subunits of the foregoing, and the Performance Formula.

7.5 Adjustment of Awards

The Committee is authorized at any time during the first ninety (90) days of a Performance Cycle, or at any time thereafter (but only to the extent the exercise of such authority after the first ninety (90) days of a Performance Cycle would not cause the Awards granted to the Participant for the Performance Cycle to fail to qualify as "performance-based compensation" under Section 162(m) of the Code), in its sole and absolute discretion, to adjust or modify the Performance Formula for such Performance Cycle in order to prevent the dilution or enlargement of the rights of Participants, (A) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (B) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; and (C) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. In no event shall any Award that applies to a Covered Employee be adjusted pursuant to Section 6.2 of the Plan to the extent it would cause such Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.

7.6 Determination of Awards

Following the completion of a Performance Cycle, the Committee may, and, with respect to Covered Employees shall, review and certify in writing whether, and to what extent, the goals under the Performance Formula for the Performance Cycle have been achieved and, if so, to calculate and certify in writing the amount of the Awards earned for the period. The Committee may reduce, eliminate or, except with respect to Covered Employees, increase the amount of the Award earned under the Performance Formula for the Performance Cycle, if in the Committee's sole judgment, such reduction or elimination is appropriate.

7.7 Payment of Performance Awards

(a) Condition to Receipt of Performance Award. Unless otherwise provided in the relevant Award Notice or administrative guide, a Participant must be employed by the Company on the last day of a Performance Cycle to be eligible for an earned Performance Award for such Performance Cycle.

(b) Limitation. Unless otherwise determined by the Committee, a Participant shall be eligible to receive a Performance Award for a Performance Cycle only to the extent that achievement of the goals under the Performance Formula for such period is measured and as a result, all or some portion of such Participant's Performance Award has been earned for the Performance Cycle.

(c) Timing of Award Payments. The Awards granted for a Performance Cycle shall be paid to Participants as soon as administratively practicable following determination of achievement of the goals under the Performance Formula and satisfaction of any applicable vesting periods or other terms and conditions. Unless otherwise provided in the relevant Award Notice or administrative guide, such payment shall be made no earlier than January 1 of the calendar year following the end of the applicable Performance Cycle and no later than December 31 of such calendar year.

7.8 Maximum Award Payable

The maximum Performance Award payable to any one Participant under the Plan for a Performance Cycle is five hundred thousand (500,000) shares of Common Stock. In the event that the Performance Award is denominated in cash rather than shares of Common Stock, the maximum individual cash award paid in respect of any Performance Cycle shall be five million dollars ($5,000,000).

Article 8 – Stock Options

8.1 In General

Awards may be granted in the form of Stock Options. These Stock Options may be Incentive Stock Options or non-qualified stock options (i.e., Stock Options which are not Incentive Stock Options) ("Non-Qualified Stock Options"), or a combination of both.

8.2 Terms and Conditions of Stock Options

(a) In General. A Stock Option shall be exercisable in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee in its sole discretion and as set forth in an individual Award Notice; provided, however, no Stock Option shall be exercisable after the expiration of 7 years from the Effective Date of the Stock Option. The price at which Common Stock may be purchased upon exercise of a Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock on the Effective Date of the Stock Option's grant except for grants of Substitute Awards. Moreover, all Stock Options shall have a vesting schedule not less than one year from the date of grant, except under certain circumstances contemplated by Section 12.2 or Article 15.

(b) Other than pursuant to Section 6.2 or as a result of a grant of a Substitute Award, the Committee shall not be permitted to (i) lower the option price per share of a Stock Option after it is granted, (ii) cancel a Stock Option when the option price per share exceeds the Fair Market Value of the underlying shares in exchange for any form of consideration, or (iii) take any other action with respect to a Stock Option that may be treated as a repricing under the rules and regulations of the New York Stock Exchange, in each case, without shareholder approval.

8.3 Restrictions Relating to Incentive Stock Options

Stock Options issued in the form of Incentive Stock Options shall, in addition to being subject to the terms and conditions of Section 8.2, comply with Section 422 of the Code. Accordingly, the aggregate Fair Market Value (determined at the time the Incentive Stock Option was granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company) shall not exceed one hundred thousand dollars ($100,000) (or such other limit as may be required by the Code). Stock Options designated as Incentive Stock Options that do not satisfy the requirements of this Section 8.3 shall be deemed Non-Qualified Stock Options.

8.4 Additional Terms and Conditions

The Committee may, by way of the Award Notice or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Stock Option Award, provided that they are not inconsistent with the Plan.

8.5 Exercise

Upon exercise, the option price of a Stock Option may, at the Committee's discretion, be paid in cash (or equivalents), or by tendering, by either actual delivery of shares or by attestation, shares of Common Stock, a combination of the foregoing, or such other consideration as the Committee may deem appropriate. The Committee shall establish appropriate methods for accepting Common Stock, whether restricted or unrestricted, and may impose such conditions as it deems appropriate on the use of such Common Stock to exercise a Stock Option.

8.6 Maximum Award Payable

Notwithstanding any provision contained in the Plan to the contrary, the maximum number of shares for which Stock Options may be granted under the Plan to any one Participant in any thirty-six (36) month period is two million (2,000,000) shares of Common Stock.

Article 9 – Stock Appreciation Rights

9.1 In General

Awards may be granted in the form of SARs. SARs entitle the Participant to receive a payment equal to the appreciation in a stated number of shares of Common Stock from the exercise price to the Fair Market Value of the Common Stock on the date of exercise. An SAR may be granted in tandem with all or a portion of a related Stock Option under the Plan ("Tandem SARs"), or may be granted separately ("Freestanding SARs"). A Tandem SAR may be granted only at the time of the grant of the related Stock Option.

9.2 Terms and Conditions of SARs

(a) Tandem SARs. A Tandem SAR shall be exercisable to the extent, and only to the extent, that the related Stock Option is exercisable, and the "exercise price" of such an SAR (the base from which the value of the SAR is measured at its exercise) shall be the option price under the related Stock Option. If a related Stock Option is exercised as to some or all of the shares covered by the Award, the related Tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Stock Option exercise. Upon exercise of a Tandem SAR as to some or all of the shares covered by the Award, the related Stock Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Moreover, all Tandem SARs shall expire upon the expiration of the related Stock Option.

(b) Freestanding SARs. Freestanding SARs shall be exercisable in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee. The exercise price of a Freestanding SAR shall be not less than 100% of the Fair Market Value of the Common Stock, as determined by the Committee, on the Effective Date of the Freestanding SAR's grant. Moreover, all Freestanding SARs shall expire not later than seven years from the Effective Date of the Freestanding SAR's grant and generally have the same terms and conditions as Stock Options.

(c) Other than pursuant to Section 6.2 or as a result of a grant of a Substitute Award, the Committee shall not be permitted to (i) lower the exercise price of an SAR after it is granted, (ii) cancel an SAR when the exercise price exceeds the Fair Market Value of the underlying shares of Common Stock in exchange for any form of consideration or, (iii) take any other action with respect to an SAR that may be treated as a repricing under the rules and regulations of the New York Stock Exchange, in each case without shareholder approval.

9.3 Intentionally Omitted

9.4 Additional Terms and Conditions

The Committee may, by way of the Award Notice or otherwise, determine such other terms, conditions, restrictions and/or limitations, if any, of any SAR Award, provided that they are not inconsistent with the Plan.

9.5 Maximum Award Payable

Notwithstanding any provision contained in the Plan to the contrary, the maximum number of shares for which SARs may be granted under the Plan to any one Participant for a thirty-six (36) month period is two million (2,000,000) shares of Common Stock.

9.6 Payments of SARS

In the event that the SAR is paid in cash, the corresponding cash (or equivalents) thereof shall be paid as of the date that the SAR is exercised.

Article 10 – Restricted Stock Awards

10.1 Grants

Awards under this Article 10 may be granted to Participants, either alone or in addition to other Awards granted under the Plan, as Restricted Stock Awards or Restricted Stock Unit Awards. Awards may be granted in the form of (i) freestanding grants that vest based on the passage of time, or (ii) grants in payment of earned Performance Awards or other incentive compensation under another plan maintained by the Company.

10.2 Award Restrictions

Restricted Stock Awards or Restricted Stock Unit Awards shall be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate including, but not by way of limitation, restrictions on transferability and continued employment; provided, however, they are not inconsistent with the Plan. The Committee may modify or accelerate the delivery of a Restricted Stock Award or Restricted Stock Unit Award under such circumstances as it deems would be in the best interest of the Company; provided, however, that such action would not cause a violation of Section 409A.

10.3 Vesting Period for Awards to Employees

Except as provided in Section 12.2 or Article 15, the period to achieve full vesting for Restricted Stock Awards and Restricted Stock Unit Awards granted to Employees in the form of freestanding grants shall not be shorter than three years. Vesting under the Plan can be on a pro rata or graded basis over the period or cliff at the end of the period; provided, however, that grants made to new hires to replace forfeited awards from a prior employer and grants in payment of earned Performance Awards (or other incentive compensation) are not subject to the minimum vesting period.

10.4 Evidence of Award

Any Restricted Stock Award or Restricted Stock Unit Award granted under the Plan may be evidenced in such manner as the Committee deems appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates.

Article 11 – Other Stock Based Awards

11.1 Grants

Awards under this Article 11 may be granted to Participants, either alone or in addition to the Awards granted under the Plan, in the form of Other stock-based Awards. Awards may be granted either as freestanding grants or payments of earned Performance Awards or other incentive compensation under another plan maintained by the Company.

11.2 Conditions and Terms of Other Stock-Based Grants

The Committee may by way of the Award Notice or otherwise, determine such other terms, conditions, restrictions and/or limitations, if any, of any other stock-based Award, provided that they are not inconsistent with the Plan. Other stock-based Awards granted to Employees shall be subject to the requirements of Section 10.3. Subject to the preceding sentence, other stock-based Awards in the form of deferred stock units shall not be subject to a minimum vesting period.

Article 12 – Payment of Awards

12.1 In General

Absent a Plan provision to the contrary, payment of Awards may, at the discretion of the Committee, be made in cash (or equivalents), Common Stock, or a combination of cash and Common Stock. In addition, payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Common Stock, restrictions on transfer and forfeiture provisions; provided, however, such terms, conditions, restrictions and/or limitations are not inconsistent with the Plan. Further, payment of Awards may be made in the form of a lump sum or installments, as determined by the Committee, in accordance with the requirements of Section 409A, to the extent applicable.

12.2 Termination of Employment

Subject to the requirements of Section 409A, the Committee shall determine the treatment of a Participant's Award under the Plan in the event of the Participant's termination of employment, either in an individual Award Notice or administrative guide, or at the time of termination. Notwithstanding anything herein to the contrary, except as set forth in Article 15, in no event shall any Award (other than an Award of Stock Options and/or SARs) granted to any Covered Employee that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code provide for accelerated vesting and/or payment without regard to the satisfaction of any Performance Criteria applicable thereto upon termination of the applicable Participant's employment for any reason other than death or Disability.

12.3 Inimical Conduct

If a Participant performs any act or engages in any activity which the CEO, in the case of an Employee or former Employee, or the Committee, in the case of the CEO, a Director, or a former Director, determines is inimical to the best interests of the Company, the Participant shall, effective as of the date the Participant engages in such conduct, forfeit all unexercised, unearned and/or unpaid Awards, including, but not by way of limitation, Awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest, if any, accrued on the foregoing.

12.4 Breach of Employee's Agreement

(a) In General. A Participant who engages in conduct described in Section 12.4(c) below shall immediately: (1) forfeit, effective as of the date the Participant engages in such conduct, all unexercised, unearned, and/or unpaid Awards, including, but not by way of limitation, Awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest, if any, accrued on the foregoing; and (2) pay to the Company the amount of any gain realized or payment received as a result of any Stock Option or SAR exercised by the Participant under the Plan within the two year period immediately preceding the date the Participant engages in such conduct.

(b) Set-Off. By accepting an Award under this Plan, a Participant consents to a deduction from any amounts the Company owes the Participant from time to time (including, but not limited to, amounts owed to the Participant as wages or other compensation, fringe benefits, or vacation pay), to the extent of the amounts the Participant owes the Company under Section 12.4(a). If the Company elects to make an off-set in whole or in part, the Company will not off-set amounts owed by a Participant to the Company against amounts subject to Section 409A that are payable by the Company until the time that payment would have been made, except as permitted by Section 409A. Whether or not the Company elects to make any set-off in whole or in part, if the Company does not recover by means of set-off the full amount the Participant owes the Company, the Participant shall immediately pay the unpaid balance to the Company.

(c) Conduct. The following conduct shall result in the consequences described in Section 12.4(a):

(i) Kodak. In the case of a Participant who has signed a Kodak company employee's agreement that has restrictive covenants similar to those in Section (iii) below (an "Eastman Kodak Company Employee's Agreement"), the Participant's breach of the Eastman Kodak Company Employee's Agreement.

(ii) Subsidiary. In the case of a Participant who is employed by a Subsidiary and has signed a written agreement with the Subsidiary that contains restrictive covenants similar to those in the Eastman Kodak Company Employee's Agreement, the Participant's breach of such written agreement.

(iii) Other Participants. In the case of a Participant other than a Participant described in Subsection 12(c)(i) or (ii) above, the Participant without the prior written consent of Kodak, in the case of an Employee or former Employee, or the Committee, in the case of a Director or former Director: (A) engages directly or indirectly in any manner or capacity as principal, agent, partner, officer, director, stockholder, employee, or otherwise, in any business or activity competitive with the business conducted by Kodak or any Subsidiary; or (B) at any time divulges to any person or any entity other than the Company any trade secrets, methods, processes or the proprietary or confidential information of the Company. For purposes of this Section 12.4(c)(iii), a Participant shall not be deemed a stockholder if the Participant's record and beneficial ownership amount to not more than 1% of the outstanding capital stock of any company subject to the periodic and other reporting requirements of the Exchange Act.

Article 13 – Dividend and Dividend Equivalent

The Committee may choose, at the time of the grant of an Award or any time thereafter up to the time of the Award's payment, to include as part of such Award an entitlement to receive cash dividends or dividend equivalents, subject to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such time(s) as the Committee shall determine in accordance with Section 409A, to the extent applicable. All dividends or dividend equivalents, which are not paid currently, may, at the Committee's discretion, accrue interest or be reinvested into additional shares of Common Stock subject to the same vesting or performance conditions as the underlying Award. Notwithstanding anything herein to the contrary, dividend equivalents will not be paid to Participants in respect of unvested Performance Awards during the applicable Performance Cycle; provided, however, that such dividends may accrue during the Performance Cycle and be paid as and when the underlying Performance Awards are earned and paid.

Article 14 – Deferral of Awards

At the discretion of the Committee, payment of any Award (other than any Stock Options or SARs), dividend, or dividend equivalent, or any portion thereof, may be deferred by a Participant until such time as the Committee may establish in accordance with Section 409A and other applicable federal income tax requirements. All such deferrals shall be accomplished by the delivery of a written, irrevocable election by the Participant prior to the time established by the Committee for such purpose, on a form provided by the Company. Further, all deferrals shall be made in accordance with administrative guidelines established by the Committee to ensure that such deferrals comply with Section 409A and all other applicable requirements of the Code. Deferred payments shall be paid in a lump sum or installments, as determined by the Committee in accordance with the requirements of Section 409A. Deferred Awards may also be credited with interest, at such rates to be determined by the Committee, and, with respect to those deferred Awards denominated in the form of Common Stock, with dividends or dividend equivalents.

Article 15 – Change in Control

15.1 Treatment of Non-Continued Awards

Notwithstanding any provision contained in the Plan, including, but not limited to, Section 4.4, the provisions of this Article 15 shall control over any contrary provision. Except as otherwise set forth in Section 15.6, upon a Change in Control: (i) the terms of this Article 15 shall immediately become operative, without further action or consent by any person or entity unless otherwise expressly set forth in an Award Notice or administrative guide, (ii) all terms, conditions, restrictions, and limitations in effect on any unexercised, unearned, unpaid, and/or deferred Award in each case, other than Performance Awards, or any other outstanding Award, shall immediately lapse as of the date of such event; (iii) no other terms, conditions, restrictions and/or limitations shall be imposed upon any Awards on or after such date, and in no circumstance shall an Award be forfeited on or after such date; and (iv) except as set forth in Section 15.3 and/or in those instances where a prorated Award is required to be paid under this Article 15, all unexercised, unvested, unearned, and/or unpaid Awards or any other outstanding Awards shall automatically become one hundred percent (100%) vested immediately. Notwithstanding the foregoing, the treatment described in this Section 15.1 shall not apply to any Award to the extent that such treatment would violate Section 409A unless the Change in Control event also qualifies as a Section 409A Change in Control, in which event the treatment described in this Section 15.1 shall further apply to such Award to the extent such treatment would not violate Section 409A.

15.2 Dividends and Dividend Equivalents

Except as otherwise set forth in Section 15.6, upon a Change in Control, all unpaid dividends and dividend equivalents and all interest accrued thereon, if any, shall be treated and paid under this Article 15 in the identical manner and time as the Award under which such dividends or dividend equivalents have been credited. For example, if upon a Change in Control, an Award under this Article 15 is to be paid in a prorated fashion, all unpaid dividends and dividend equivalents with respect to such Award shall be paid according to the same formula used to determine the amount of such prorated Award. Notwithstanding the foregoing, if such dividends or dividend equivalents are subject to Section 409A and the treatment described by this Section 15.2 would violate Section 409A, then the treatment described in this Section 15.2 shall not apply to the extent such treatment would violate Section 409A unless the Change in Control event also qualifies as a Section 409A Change in Control, in which event the treatment described in this Section 15.2 shall further apply to such dividends and dividend equivalents to the extent such treatment would not violate Section 409A. Any payment of unpaid dividends and dividend equivalents pursuant to this Section 15.2 shall be made as soon as practicable following the Change in Control event, but in no event later than ninety (90) days thereafter.

15.3 Valuation and Payment of Awards; Treatment of Performance Awards

Except as otherwise set forth in Section 15.6, upon a Change in Control, any Participant, whether or not he or she is still employed by the Company, shall be paid, in a single lump-sum cash payment, as soon as practicable but in no event later than ninety (90) days after the Change in Control, in exchange for all of his or her Freestanding SARs, Stock Options (including Incentive Stock Options), Other Stock-Based Awards, Restricted Stock Awards and Restricted Stock Unit Awards, and all other outstanding Awards (including those granted by the Committee pursuant to its authority under Subsection 4.2(o) hereof), other than Performance Awards, a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the Change in Control Price and the purchase price per share, if any, under the Award multiplied by the number of shares of Common Stock subject to such Award; provided that if such product is zero or less, the Awards will be cancelled and terminated without payment therefore. For Performance Awards, regardless of Section 15.6, (A) if at the time of the Change in Control more than fifty percent (50%) of the applicable Performance Cycle has elapsed, the Performance Award granted to the Participant shall vest and Awards shall be paid out as soon as practicable, but in no event later than ninety (90) days after the Change in Control event, in an amount equal to the greater of (i) the target performance set out in the Performance Formula or (ii) actual performance to date, and (B) if at the time of the Change in Control fifty percent (50%) or less of the applicable Performance Cycle has elapsed, the Performance Award granted to the Participant shall vest and Awards shall be paid out as soon as practicable, but in no event later than ninety (90) days after the Change in Control event, in an amount equal to fifty percent (50%) of target performance set out in the Performance Formula without consideration of actual performance to date. Notwithstanding the foregoing, if the Award is subject to Section 409A and the treatment described by this Section 15.3 would violate Section 409A, then the treatment described in this Section 15.3 shall not apply to the extent such treatment would violate Section 409A unless the Change in Control event also qualifies as a Section 409A Change in Control, in which event the treatment described in this Section 15.3 shall further apply to such Award to the extent such treatment would not violate Section 409A.

15.4 Deferred Awards

Upon a Change in Control, all Awards deferred by a Participant under Article 14 hereof, but for which he or she has not received payment as of such date, shall be paid in a single lump-sum cash payment as soon as practicable, but in no event later than ninety (90) days after the Change in Control. For purposes of making such payment, the value of all Awards that are equity-based shall be determined by the Change in Control Price. Notwithstanding the foregoing, if the Award is subject to Section 409A and the treatment described by this Section 15.4 would violate Section 409A, then the treatment described in this Section 15.4 shall not apply to the extent such treatment would violate Section 409A unless the Change in Control event also qualifies as a Section 409A Change in Control, in which event the treatment described in this Section 15.4 shall further apply to such Award to the extent such treatment would not violate Section 409A.

15.5 Miscellaneous

Upon a Change in Control, the provisions of Sections 12.2, 12.3, 12.4 and 16.3 hereof shall become null and void and of no further force and effect and no action, including, but not by way of limitation, the amendment, suspension or termination of the Plan, shall be taken which would affect the rights of any Participant or the operation of the Plan with respect to any Award to which the Participant may have become entitled hereunder on or prior to the date of such action or as a result of such Change in Control.

15.6 Continuation of Awards

Unless otherwise determined by the Committee, upon a Change in Control pursuant to which the Surviving Company or Parent Company, as applicable, assumes (or substitutes) all outstanding Awards (other than Performance Awards) pursuant to the terms hereof, then the provisions of Sections 15.1 through 15.3 shall not apply to any Award; provided, however, that if the Award is subject to Section 409A and the treatment described by this Section 15.6 would violate Section 409A, then the treatment described in this Section 15.6 shall not apply to the extent such treatment would violate Section 409A. The Committee shall determine in its sole discretion whether an Award shall be considered "assumed" or "substituted." Without limiting the foregoing, for the purposes of this Article, a Stock Option or SAR shall be considered "assumed" or "substituted" if in the reasonable determination of the Committee, (i) the aggregate intrinsic value (the difference between the then Fair Market Value and the exercise price per share of Common Stock multiplied by the number of shares of Common Stock subject to such award) of the assumed (or substituted) Award immediately after the Change in Control is substantially the same as the aggregate intrinsic value of such Award immediately before such transaction, (ii) the ratio of the exercise price per assumed (or substituted) Award to the fair market value per share of successor corporation stock immediately after the Change in Control is substantially the same as such ratio for such Award immediately before such transaction, (iii) the Award is exercisable for the consideration approved by the Committee (including shares of stock, other securities or property or a combination of cash, stock, securities and other property), and (iv) the other terms and conditions of the Stock Options or SARs remain substantially the same. For the purposes of this Article, Restricted Stock Awards and Restricted Stock Unit Awards shall be considered an assumed (or substituted) Award if in the reasonable determination of the Committee, the value and terms and conditions of the assumed (or substituted) Award immediately after the Change in Control are substantially the same as the value and terms and conditions of such Award immediately before such transaction.

15.7 Termination of Employment Following a Change in Control

(a) Eligibility. Notwithstanding any provision contained in the Plan, including, but not limited to, Sections 4.4, and 12.2, the provisions of this Section 15.7 shall control over any contrary provision. All Participants shall be eligible for the treatment afforded by this Section 15.7 if their employment by the Company terminates within two years following a Change in Control, unless the termination is due to (i) death, (ii) Disability, (iii) one of the following reasons (A) the willful and continued failure by the Participant to substantially perform his or her duties with his or her employer after a written warning identifying the lack of substantial performance is delivered to the Participant by his or her employer to specifically identify the manner in which the employer believes that Participant has not substantially performed his or her duties, or (B) the willful engaging by the Participant in illegal conduct which is materially and demonstrably injurious to Kodak or a Subsidiary, (iv) resignation other than (A) a resignation from a declined reassignment to a job that is not reasonably equivalent in responsibility or compensation (as would be determined under Kodak's Termination Allowance Plan), or that is not in the same geographic area (as would be determined under Kodak's Termination Allowance Plan), or (B) a resignation within 30 days following a reduction in base pay, or (v) Retirement.

(b) If a Participant is eligible for treatment under this Section 15.7, (i) all of the terms, conditions, restrictions, and limitations in effect on any of his or her unexercised, unearned, unpaid and/or deferred Awards shall immediately lapse as of the date of his or her termination of employment; (ii) no other terms, conditions, restrictions and/or limitations shall be imposed upon any of his or her Awards on or after such date, and in no event shall any of his or her Awards be forfeited on or after such date; and (iii) except in those instances where a prorated Award is required to be paid under this Article 15, all of his or her unexercised, unvested, unearned and/or unpaid Awards shall automatically become one hundred percent (100%) vested immediately upon his or her termination of employment; provided, however, the treatment described in this Section 15.7 shall not apply to any Award subject to Section 409A to the extent such treatment would violate Section 409A unless (A) the Change in Control event also qualifies as a Section 409A Change in Control, and (B) the termination of employment qualifies as a "separation from service" for purposes of Section 409A, in which event the treatment described in this Section 15.7 shall further apply to such Award to the extent such treatment would not violate Section 409A. Payment of Awards shall be made as soon as practicable following the Participant's termination of employment, but in no event later than ninety (90) days thereafter, unless the Participant at the time of his or her termination of employment is subject to the six-month waiting period following separation from service that Kodak requires for certain executive employees as a result of Section 409A, in which event payment instead will be made as soon as practicable after the expiration of such period, but in no event later than ninety (90) days thereafter.

(c) If a Participant is eligible for treatment under this Section 15.7, all of his or her unpaid dividends and dividend equivalents and all interest accrued thereon, if any, shall be treated and paid under this Article 15 in the identical manner and time as the Award under which such dividends or dividend equivalents have been credited. Notwithstanding the foregoing, if such dividends or dividend equivalents are subject to Section 409A and the treatment described by this Section 15.7(c) would violate Section 409A, then the treatment described in this Section 15.7(c) shall not apply to the extent such treatment would violate Section 409A unless (A) the Change in Control event also qualifies as a Section 409A Change in Control, and (B) the termination of employment qualifies as a "separation from service" for purposes of Section 409A, in which event the treatment described in this Section 15.7(c) shall further apply to such dividends and dividend equivalents to the extent such treatment would not violate Section 409A. Any payment of unpaid dividends and dividend equivalents pursuant to this Section 15.7(c) shall be made as soon as practicable following the Participant's termination of employment, but in no event later than ninety (90) days thereafter, unless the Participant at the time of his or her termination of employment is subject to the six-month waiting period following separation from service that Kodak requires for certain executive employees as a result of Section 409A, in which event payment instead will be made as soon as practicable after the expiration of such period, but in no event later than ninety (90) days thereafter.

15.8 Legal Fees

Kodak shall pay all reasonable legal fees and related expenses incurred by a Participant in seeking to obtain or enforce any payment, benefit or right he or she reasonably may be entitled to under the Plan in connection with a Change in Control; provided, however, the Participant shall be required to repay any such amounts to Kodak to the extent a court of competent jurisdiction issues a final and non-appealable order setting forth the determination that the position taken by the Participant was frivolous or advanced in bad faith. Any reimbursement by Kodak under this section shall be made in accordance with Eastman Kodak Company's Policy Regarding Section 409A Compliance.

Article 16 – Miscellaneous

16.1 Nonassignability

(a) In General. Except as otherwise determined by the Committee or as otherwise provided in Subsection (b) below, no Awards or any other payment under the Plan shall be subject to any manner to alienation, anticipation, sale, transfer (except by will, the laws of descent and distribution, or domestic relations order), assignment, pledge, or encumbrance, nor shall any Award be payable to or exercisable by anyone other than the Participant to whom it was granted.

(b) Non-Qualified Stock Options. The Committee shall have the discretionary authority to grant Awards of Non-Qualified Stock Options or amend outstanding Awards of Non-Qualified Stock Options to provide that they be transferable, subject to such terms and conditions as the Committee shall establish. In addition to any such terms and conditions, the following terms and conditions shall apply to all transfers of Non-Qualified Stock Options:

(i) Permissible Transferors. The only Participants permitted to transfer their Non-Qualified Stock Options are those Participants who are, on the date of the transfer of their Non-Qualified Stock Option, either in wage grade 56 or above, or the equivalent thereof, a corporate officer of Kodak, or a Director.

(ii) Permissible Transferees. Transfers shall only be permitted to: (i) the Participant's "Immediate Family Members," as that term is defined in Subsection (b)(9) below; (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; or (iii) a family partnership or family limited partnership in which each partner is, at the time of transfer and all times subsequent thereto, either an Immediate Family Member or a trust for the exclusive benefit of one or more Immediate Family Members.

(iii) No Consideration. All transfers shall be made for no consideration.

(iv) Subsequent Transfers. Once a Participant transfers a Non-Qualified Stock Option, any subsequent transfer of such transferred option shall, notwithstanding Section 16.1(b)(i) to the contrary, be permitted provided, however, such subsequent transfer complies with all of the terms and conditions of this Section 16.1(b), with the exception of Section 16.1(b)(i).

(v) Transfer Agent. In order for a transfer to be effective, the Committee's designated transfer agent must be used to effectuate the transfer. The costs of such transfer agent shall be borne solely by the transferor.

(vi) Withholding. In order for a transfer to be effective, a Participant must agree in writing prior to the transfer on a form provided by Kodak to pay any and all payroll and withholding taxes due upon exercise of the transferred option. In addition, prior to the exercise of a transferred option by a transferee, arrangements must be made by the Participant with Kodak for the payment of all payroll and withholding taxes.

(vii) Terms and Conditions of Transferred Option. Upon transfer, a Non-Qualified Stock Option continues to be governed by and subject to the terms and conditions of the Plan and the Stock Option's applicable administrative guide and Award Notice. A transferee of a Non-Qualified Stock Option is entitled to the same rights as the Participant to whom such Non-Qualified Stock Options were awarded, as if no transfer had taken place. Accordingly, the rights of the transferee are subject to the terms and conditions of the original grant to the Participant, including provisions relating to expiration date, exercisability, option price and forfeiture.

(viii) Notice to Transferees. Kodak shall be under no obligation to provide a transferee with any notice regarding the transferred options held by the transferee upon forfeiture or any other circumstance.

(ix) Immediate Family Member. For purposes of this Section 16.1, the term "Immediate Family Member" shall mean the Participant and his or her spouse, children or grandchildren, whether natural, step or adopted children or grandchildren.

16.2 Withholding Taxes

In connection with any payments to a Participant or other event under the Plan that gives rise to a federal, state, local or other tax withholding obligation relating to the Plan (including, without limitation, FICA tax), the Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld (or cause to be withheld) with respect to such payment or may require the Participant to pay to the Company such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required to be withheld from an Award by withholding from any payment of Common Stock due as a result of such Award at minimum statutory tax rates, or by permitting the Participant to tender (actually or through attestation) to the Company, shares of Common Stock having a Fair Market Value, as determined by the Committee, equal to the amount of such required withholding taxes up to the maximum marginal tax rate.

16.3 Amendments to Awards

The Committee may at any time unilaterally amend any unexercised, unearned or unpaid Award, including, but not by way of limitation, Awards earned but not yet paid, to the extent it deems appropriate; provided, however, that (a) any such amendment which, in the opinion of the Committee, materially impairs the rights or materially increases the obligation of a Participant under an outstanding Award shall be made only with the consent of the Participant (or, upon the Participant's death, the person having the right to exercise the Award), except that amendments to implement administrative changes to the Plan that are deemed necessary or advisable by the Committee for compliance with laws shall not require Participant consent, and (b) no such amendment shall cause a violation of Section 409A. By means of illustration but not limitation, the Committee may restrict the method of exercise of an Award to avoid securities laws or exchange control filings, laws or regulations.

16.4 Regulatory Approvals and Listings

Notwithstanding anything contained in this Plan to the contrary, the Company shall have no obligation to issue or deliver certificates of Common Stock evidencing any Award resulting in the payment of Common Stock prior to (a) the obtaining of any approval from any governmental agency which the Company shall, in its sole discretion, determine to be necessary or advisable, (b) the admission of such shares to listing on the stock exchange on which the Common Stock may be listed, and (c) the completion of any registration or other qualification of said shares under any state or federal law or ruling of any governmental body which the Company shall, in its sole discretion, determine to be necessary or advisable.

16.5 No Right to Continued Employment or Grants

Participation in the Plan shall not give any Employee any right to remain in the employ of Kodak or any Subsidiary. Kodak or, in the case of employment with a Subsidiary, the Subsidiary, reserves the right to terminate any Employee at any time for any or no reason. Further, the adoption of this Plan shall not be deemed to give any Employee or any other individual any right to be selected as a Participant or to be granted an Award. In addition, no Employee having been selected for an Award, shall have at any time the right to receive any additional Awards.

16.6 Amendment/Termination
The Committee may suspend or terminate the Plan at any time for any reason with or without prior notice. In addition, the Committee may, from time to time for any reason and with or without prior notice, amend the Plan in any manner, but may not (a) without shareholder approval adopt any amendment which would require the vote of the shareholders of Kodak required under the New York Stock Exchange's shareholder approval rules, or (b) adopt any amendment to the Plan which would cause any Award outstanding under the Plan at the time of the amendment to violate Section 409A.

16.7 Governing Law
The Plan shall be governed by and construed in accordance with the laws of the State of New York, except as superseded by applicable federal law, without giving effect to its conflicts of law provisions.

16.8 No Right, Title or Interest in Company Assets; No Rights as a Shareholder
No Participant shall have any rights as a shareholder, including the right to vote, as a result of participation in the Plan until the date of issuance of a stock certificate in his or her name or such other evidence of ownership as may be determined by the Committee and, in the case of Restricted Stock Awards such rights as are granted to the Participant under the Plan. To the extent any person acquires a right to receive payments from the Company under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company and the Participant shall not have any rights in or against any specific assets of the Company. All of the Awards granted under the Plan shall be unfunded.

16.9 Section 16 of the Exchange Act
In order to avoid any Exchange Act violations, the Committee may, from time to time, impose additional restrictions upon an Award, including but not limited to, restrictions regarding tax withholdings.

16.10 No Guarantee of Tax Consequences
No person connected with the Plan in any capacity, including, but not limited to, Kodak and its Subsidiaries and their directors, officers, agents and employees makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, federal, state and local income, estate and gift tax treatment, will be applicable with respect to amounts deferred under the Plan, or paid to or for the benefit of a Participant under the Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

16.11 Other Benefits
No Award granted under the Plan shall be considered compensation for purposes of computing benefits under any retirement plan of the Company nor affect any benefits or compensation under any other benefit or compensation plan of the Company now or subsequently in effect.

16.12 Section Headings
The section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of the sections.

16.13 Severability; Entire Agreement
If any of the provisions of this Plan or any Award Notice is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; provided, that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan, any administrative guidelines or sub-plans issued pursuant to Section 4.2(i), and any Award Notices contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

16.14 No Third Party Beneficiaries
Except as expressly provided therein, neither the Plan nor any Award Notice shall confer on any person other than the Company and the grantee of any Award any rights or remedies thereunder.

16.15 Successors and Assigns
The terms of this Plan shall be binding upon and inure to the benefit of the Company and its successors and assigns.

16.16 Waiver of Claims
Each Participant recognizes and agrees that prior to being selected by the Committee to receive an Award he or she has no right to any benefits hereunder. Accordingly, in consideration of the Participant's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Notice, any determination, action or omission hereunder or under any Award Notice by the Committee, the Company or the Board, or any amendment to the Plan or any Award Notice (other than an amendment to this Plan or an Award Agreement to which his or her consent is expressly required by the express terms of the Plan or an Award Notice).

16.17 Section 409A
The Plan and the Awards granted thereunder are intended to be exempt from or comply with the requirements of Section 409A, and the Plan, and Award Notices and administrative guides issued thereunder, shall be administered and interpreted consistent with such intention. In addition, the Plan, Award Notices and administrative guidelines will be interpreted and administered in accordance with Eastman Kodak Company's Policy Regarding Section 409A Compliance with respect to benefits subject to Section 409A.

EXHIBIT II — EASTMAN KODAK COMPANY EXECUTIVE COMPENSATION FOR EXCELLENCE AND LEADERSHIP
(AS AMENDED AND RESTATED JANUARY 1, 2010)

ARTICLE 1 – Purpose, Effective Date and Term of Plan

1.1 Purpose

The purposes of the Plan are to provide an annual incentive to Executives of the Company to put forth maximum efforts toward the continued growth and success of the Company, to encourage such Executives to remain in the employ of the Company, to assist the Company in attracting and motivating new Executives on a competitive basis, and to endeavor to qualify the Awards granted to Covered Employees under the Plan as performance-based compensation as defined in Section 162(m) of the Code. The Plan is intended to apply to Executives of the Company in the United States and throughout the world.

The Plan is intended to qualify for exemption from Section 409A of the Code, by reason of the short-term deferral rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations. No person acquires a legally binding right to any Award hereunder until the year following the Performance Period, except Awards governed by Articles 11 and 12. Awards governed by Articles 11 and 12 will be paid by March 15th of the year following the Performance Period in which the legally binding right to the Award arose. Awards otherwise will be paid in the year following the Performance Period, unless deferred under a separate plan pursuant to Article 9.

1.2 Effective Date

The Plan, in its amended and restated form, will be effective as of January 1, 2010.

ARTICLE 2 – Definitions

2.1 Actual Award Pool

"Actual Award Pool" means, for a Performance Period, the amount determined in accordance with Section 7.2(d). The Actual Award Pool for a Performance Period determines the aggregate amount of all the Awards that are to be issued under the Plan for such Performance Period.

2.2 Award

"Award" means the compensation granted to a Participant by the Committee for a Performance Period pursuant to Articles 7 and 8. All Awards shall be issued in the form specified by Article 5.

2.3 Award Pool

"Award Pool" means, for a Performance Period, the dollar amount calculated in accordance with Section 7.2(b) by applying the Performance Formula for such Performance Period against the Performance Goals for the same Performance Period.

2.4 Award Payment Date

"Award Payment Date" means, for each Performance Period, the date that the amount of the Award for that Performance Period shall be paid to the Participant under Article 8, without regard to any election to defer receipt of the Award made by the Participant under Article 9 of the Plan.

2.5 Board

"Board" means the Board of Directors of Kodak.

2.6 Cause

"Cause" means (a) the willful and continued failure by an Executive to substantially perform his or her duties with his or her employer after written warnings identifying the lack of substantial performance are delivered to the Executive by his or her employer to specifically identify the manner in which the employer believes that the Executive has not substantially performed his or her duties; or (b) the willful engaging by an Executive in illegal conduct which is materially and demonstrably injurious to the Company.

2.7 CEO

"CEO" means the Chief Executive Officer of Kodak.

2.8 Change-In-Control

"Change-in-Control" means the occurrence of any one of the following events:

(a) individuals who, on January 1, 2010, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to January 1, 2010, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Kodak in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of Kodak as a result of an actual or threatened election contest (as described in Rule 14a-11 under the Act) ("Election Contest") or any other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed to be an Incumbent Director;

(b) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of Kodak representing 25% or more of the combined voting power of Kodak's then outstanding securities eligible to vote for the election of the Board (the "Kodak Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change-in-Control by virtue of any of the following acquisitions: (1) by Kodak or any subsidiary, (2) by any employee benefit plan (or related trust) sponsored or maintained by Kodak or any subsidiary, or (3) by any underwriter temporarily holding securities pursuant to an offering of such securities;

(c) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Kodak or any of its subsidiaries that requires the approval of Kodak's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Reorganization"), or sale or other disposition of all or substantially all of Kodak's assets to an entity that is not an affiliate of Kodak (a "Sale"), unless immediately following such Reorganization or Sale: (1) more than 60% of the total voting power of (x) the corporation resulting from such Reorganization or Sale (the "Surviving Company"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Company (the "Parent Company"), is represented by Kodak Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Kodak Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Kodak Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (2) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Company or the Parent Company), is or becomes the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company (or, if there is no Parent Company, the Surviving Company) and (3) at least a majority of the members of the board of directors of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) the shareholders of Kodak approve a plan of complete liquidation or dissolution of Kodak.

Notwithstanding the foregoing, a Change-in-Control shall not be deemed to occur solely because any person obtains a beneficial ownership of more than 25% of Kodak Voting Securities as a result of the acquisition of Kodak Voting Securities by Kodak which reduces the number of Kodak Voting Securities outstanding; provided that if after such acquisition by Kodak such person becomes the beneficial owner of additional Kodak Voting Securities that increases the percentage of outstanding Kodak Voting Securities beneficially owned by such person, a Change-in-Control shall then occur.

2.9 Change-In-Ownership
"Change-In-Ownership" means a Change-In-Control that results directly or indirectly in Kodak's Common Stock ceasing to be actively traded on the New York Stock Exchange.

2.10 Code
"Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

2.11 Committee
"Committee" means the Executive Compensation and Development Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided that the Committee shall consist of two or more directors, each of whom are both a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Code and the applicable regulation thereunder.

2.12 Common Stock
"Common Stock," means the common stock, $2.50 par value per share, of Kodak that may be newly issued or treasury stock.

2.13 Company
"Company" means Kodak and its Subsidiaries.

2.14 Covered Employee
"Covered Employee" means an Executive who is either a "Covered Employee" within the meaning of Section 162(m) of the Code or an Executive who the Committee has identified as a potential "Covered Employee" within the meaning of Section 162(m) of the Code.

2.15 Disability
"Disability" means a disability under the terms of any long-term disability plan maintained by the Company.

2.16 Effective Date
"Effective Date" means the date an Award is determined to be effective by the Committee upon its grant of such Award.

2.17 Exchange Act or Act
"Exchange Act" or "Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

2.18 Executive
"Executive" means an employee who has signed an Eastman Kodak Company Executive Employee's Agreement or a valid employee agreement of a Subsidiary, and is a salaried employee of the Company at the executive level in wage grade 48 or above, or the equivalent thereof.

2.19 Kodak
"Kodak" means Eastman Kodak Company.

2.20 Negative Discretion
"Negative Discretion" means the discretion granted to the Committee pursuant to Section 7.2(c) to reduce or eliminate the portion of the Award Pool allocated to a Covered Employee.

2.21 Participant
"Participant," means for a Performance Period, an Executive who is designated to participate in the Plan for the Performance Period pursuant to Article 3.

2.22 Performance Criteria
"Performance Criteria" means one or more of the following for the Company on a consolidated basis and/or for any subsidiary, division, strategic product group, segment, business unit and/or one or more product lines: return on assets; return on net assets; return on equity; return on shareholder equity; return on invested capital; return on capital; total shareholder return; share price; improvement in and/or attainment of expense levels; improvement in and/or attainment of cost levels, selling, general and administrative expense ("SG&A"); SG&A as a percent of revenue; costs as a percent of revenue; productivity objectives; unit manufacturing costs; gross profit margin; operating margin; cash margin; earnings per share; earnings from operations; segment earnings from operations; earnings; earnings before taxes; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); revenue measures; number of units sold; number of units installed; revenue per employee; market share; market position; working capital measures; inventory; accounts receivable; accounts payable; cash conversion cycle; cash flow; cash generation; net cash generation; proceeds from asset sales; free cash flow; investable cash flow; capital expenditures; capital structure measures; cash balance; debt levels; equity levels; economic value added models; technology milestones; commercialization milestones; customer metrics; customer satisfaction; consumable burn rate; installed base; repeat customer orders; acquisitions; divestitures; employee metrics; employee engagement; employee retention; employee attrition; workforce diversity; and diversity initiatives, in each case, measured either annually or cumulatively over a period of years, on an absolute basis and/or relative to a pre-established target and/or plan, to previous years' results, as a percentage of revenue, and/or to a designated comparison group.

2.23 Performance Formula
"Performance Formula" means, for a Performance Period, the one or more objective formulas applied against the Performance Goals to determine the Award Pool for the Performance Period. The Performance Formula for a Performance Period shall be established in writing by the Committee within the first 90 days of the Performance Period (or, if later, within the maximum period allowed pursuant to Section 162(m) of the Code).

2.24 Performance Goals
"Performance Goals" means, for a Performance Period, the one or more goals for the Performance Period established by the Committee in writing within the first 90 days of the Performance Period (or, if longer, within the maximum period allowed pursuant to Section 162(m) of the Code) based upon the Performance Criteria. The Committee is authorized at any time during the first 90 days of a Performance Period, or at any time thereafter in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; and (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. However, to the extent the exercise of such authority after the first 90 days of a Performance Period would cause the Awards granted to the Covered Employees for the Performance Period to fail to qualify as "Performance-Based Compensation" under Section 162(m) of the Code, then such authority shall only be exercised with respect to those Participants who are not Covered Employees.

2.25 Performance Period
"Performance Period" means Kodak's fiscal year.

2.26 Plan
"Plan" means the Executive Compensation for Excellence and Leadership plan.

2.27 Retirement
"Retirement" means, in the case of a Participant employed by Kodak, voluntary termination of employment: (i) on or after age 55 where the Participant has 10 or more years of service; or (ii) on or after age 65. In the case of a Participant employed by a Subsidiary, "Retirement" means early or normal retirement under the terms of the Subsidiary's retirement plan, or if the Subsidiary does not have a retirement plan, termination of employment on or after age 60. A Participant must voluntarily terminate his or her employment in order for his or her termination of employment to be for "Retirement."

2.28 Subsidiary
Subsidiary means a corporation or other business entity in which Kodak directly or indirectly has an ownership interest of at least 50%.

2.29 Target Award
"Target Award" means, for a Performance Period, the target award amounts established for each wage grade by the Committee for the Performance Period. A Participant's Target Award for a Performance Period is expressed as a percentage of his or her annual base salary in effect as of the last day of the Performance Period. The Target Awards shall serve only as a guideline in making Awards under the Plan. Depending upon the Committee's exercise of its discretion pursuant to Sections 7.2(c), (d) and (e), but subject to Section 7.3, a Participant may receive an Award for a Performance Period that may be more or less than the Target Award for his or her wage grade for that Performance Period. Moreover, the fact that a Target Award is established for a Participant's wage grade for a Performance Period shall not in any manner entitle the Participant to receive an Award for such period.

3.20 Total Target Cash Compensation
"Total Target Cash Compensation" means the Participant's annual base salary and annual variable pay opportunity at target, excluding any special performance-based or non-performance-based payments during the Performance Period.

ARTICLE 3 – Eligibility
All Section 16 officers participate in this Plan each year. Other Executives are eligible to participate in the Plan, provided that, certain Executives may not be eligible to participate in the Plan where the Company has designated them as participants in an alternative variable pay plan or sales incentive compensation plan for the Performance Period. However, the fact that an Executive is a Participant for a Performance Period shall not in any manner entitle such Participant to receive an Award for the period. The determination as to whether or not such Participant shall be paid an Award for such Performance Period shall be decided solely in accordance with the provisions of Articles 7 and 8 hereof.

ARTICLE 4 – Plan Administration

4.1 Responsibility
The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms.

4.2 Authority of the Committee
The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right: to interpret the Plan, to determine eligibility for participation in the Plan, to decide all questions concerning eligibility for and the amount of Awards payable under the Plan, to establish and administer the Performance Goals and certify whether, and to what extent, they are attained, to construe any ambiguous provision of the Plan, to correct any default, to supply any omission, to reconcile any inconsistency, to issue administrative guidelines as an aid to administer the Plan, to make regulations for carrying out the Plan and to make changes in such regulations as it from time to time deems proper, and to decide any and all questions arising in the administration, interpretation, and application of the Plan. In addition, in order to enable Executives who are foreign nationals or are employed outside the United States or both to receive Awards under the Plan, the Committee may adopt such amendments, procedures, regulations, subplans and the like as are necessary or advisable, in the opinion of the Committee, to effectuate the purposes of the Plan.

4.3 Discretionary Authority
The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan including, without limitation, its construction of the terms of the Plan and its determination of eligibility for participation and Awards under the Plan. It is the intent of Plan that the decisions of the Committee and its action with respect to the Plan shall be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

4.4 Section 162(m) of the Code
With regard to all Covered Employees, the Plan shall for all purposes be interpreted and construed in accordance with Section 162(m) of the Code.

4.5 Delegation of Authority
Except to the extent prohibited by law, the Committee may delegate some or all of its authority under the Plan to any person or persons as long as any such delegation is in writing; provided, however, only the Committee or a subset of the Committee consisting of at least two outside non-employee members, may select and grant Awards to Participants who are Covered Employees.

ARTICLE 5 – Form of Awards

All Awards will be paid in cash or Common Stock, or a combination thereof, at the discretion of the Committee. To the extent an award is paid in Common Stock, such Stock will be issued under the 2005 Omnibus Long-Term Compensation Plan of Eastman Kodak Company, or any applicable successor plan.

ARTICLE 6 – Setting Performance Goals and Performance Formula

Within the first 90 days of a Performance Period (or, if longer, within the maximum period allowed pursuant to Section 162(m) of the Code), the Committee shall establish in writing:

(a) the one or more Performance Goals for the Performance Period based upon the Performance Criteria;

(b) the one or more Performance Formulas for the Performance Period; and

(c) an objective means of allocating, on behalf of each Covered Employee, a portion of the Award Pool (not to exceed the amount set forth in Section 7.3(b)) to be granted, subject to the Committee's exercise of Negative Discretion, for such Performance Period in the event the Performance Goals for such period are attained.

ARTICLE 7 – Award Determination

7.1 Certification

(a) In General. As soon as practicable following the availability of performance results for the completed Performance Period, the Committee shall determine the Company's performance in relation to the Performance Goals for that period and certify in writing whether the Performance Goals were satisfied.

(b) Performance Goals Achieved. If the Committee certifies that the Performance Goals for a Performance Period were satisfied, it shall determine the Awards for such Performance Period by following the procedure described in Section 7.2. During the course of this procedure, the Committee shall certify in writing for the Performance Period the amount of: (i) the Award Pool; and (ii) the Award Pool to be allocated to each Covered Employee in accordance with Section 7.2(c).

(c) Performance Goals Not Achieved. In the event the Performance Goals for a Performance Period are not satisfied, the limitation contained in Section 7.3(c) shall apply to the Covered Employees.

7.2 Calculation of Awards

(a) In General. As detailed below in the succeeding provisions of this Section 7.2, the procedure for determining Awards for a Performance Period involves the following steps:

(i) determining the Award Pool;

(ii) allocating the Award Pool to Covered Employees;

(iii) determining the Actual Award Pool; and

(iv) allocating the Actual Award Pool among individual Participants other than Covered Employees.

Upon completion of this process, any Awards earned for the Performance Period shall be paid in accordance with Article 8.

(b) Determining Award Pool. The Committee shall determine the Award Pool for the Performance Period by applying the Performance Formula for such Performance Period against the Performance Goals for the same Performance Period.

(c) Allocating Award Pool to Covered Employees. The Committee shall determine, by way of the objective means established pursuant to Article 6, the portion of the Award Pool that is to be allocated to each Covered Employee for the Performance Period. The Committee shall have no discretion to increase the amount of any Covered Employee's Award as so determined, but may through Negative Discretion reduce the amount of or totally eliminate such Award if it determines, in its absolute and sole discretion, that such a reduction or elimination is appropriate.

(d) Determining Actual Award Pool. The Committee may use its discretion to adjust upward or downward the amount of the Award Pool for any Performance Period. No such adjustment will, however, increase the amount of the Awards paid to the Covered Employees for the Performance Period as determined under Section 7.2(c). To the extent the Committee determines to exercise discretion with regard to the Award Pool for a Performance Period, the amount remaining after such adjustment shall be the Actual Award Pool for the Performance Period. Thus, if the Committee elects not to exercise discretion with respect to the Award Pool for a Performance Period, the amount of the Actual Award Pool for the Performance Period will equal the amount of the Award Pool for such period. Examples of situations where the Committee may choose to exercise this discretion include unanticipated economic or market changes, extreme currency exchange effects, management or significant workforce issues, or dramatic shifts in customer satisfaction.

(e) Allocating Actual Award Pool to Individual Participants Other Than Covered Employees. The Chief Executive Officer shall, in his or her sole and absolute discretion, determine for each Participant, other than those that are Covered Employees or Section 16 Officers, the portion, if any, of the Actual Award Pool that will be awarded to such Participant for the Performance Period. By way of illustration, and not by way of limitation, the Chief Executive Officer may, but shall not be required to, consider: (1) the Participant's position and level of responsibility, individual merit, contribution to the success of the Company and Target Award; (2) the performance of the Company or the organizational unit of the Participant based upon attainment of financial and other performance criteria and goals; and (3) business unit, division or department achievements. For Section 16 Officers who are not Covered Employees, the Chief Executive Officer shall recommend the Award, if any, for each Participant to the Committee for its approval.

7.3 Limitations on Awards

The provisions of this Section 7.3 shall control over any Plan provision to the contrary.

(a) Maximum Award Pool. The total of all Awards granted for a Performance Period shall not exceed the amount of the Actual Award Pool for such Performance Period.

(b) Maximum Award Payable to Covered Employees. The maximum Award payable to any Covered Employee under the Plan for a Performance Period shall be $5,000,000.

(c) Attainment of Performance Goals. The Performance Goals for a Performance Period must be achieved in order for a Covered Employee to receive an Award for such Performance Period.

ARTICLE 8 – Payment of Awards for a Performance Period

8.1 Termination of Employment

In general, except as set forth in this Section 8.1 and in Sections 11 and 12, a Participant must be employed on the last day of the performance period to receive payment under the Plan for the applicable Performance Period. The Committee shall determine rules regarding the treatment of a Participant under the Plan for a Performance Period in the event of the Participant's termination of employment prior to the Award Payment Date for such Performance Period. Any Award paid to such Participant shall be determined according to Article 7 and shall be paid according to Section 8.2.

8.2 Timing of Award Payments

Unless deferred pursuant to Article 9 hereof and subject to Articles 11 and 12, the Awards granted for a Performance Period shall be paid to Participants on the Award Payment Date for such Performance Period, which date shall occur as soon as administratively practicable following the completion of the procedure described in Section 7.2, and in any event shall occur during the calendar year immediately following the Performance Period.

ARTICLE 9 – Deferral of Awards

At the discretion of the Committee, a Participant may, subject to such terms and conditions as the Committee may determine, elect to defer payment of all or any part of any Award which the Participant might earn with respect to a Performance Period and which is paid in cash by complying with such procedures as the Committee may prescribe. Any Award, or portion thereof, upon which such an election is made shall be deferred into, and be subject to the terms, conditions and requirements of, the Eastman Kodak Employees' Savings and Investment Plan, 1982 Eastman Kodak Company Executive Deferred Compensation Plan or such other applicable deferred compensation plan of the Company.

ARTICLE 10 – Intentionally Omitted.

ARTICLE 11 – Change-in-Ownership

11.1 Background

Notwithstanding any provision contained in the Plan, including, but not limited to, Sections 1.1, 4.4 and 13.9, the provisions of this Article 11 shall control over any contrary provision. Upon a Change-in-Ownership: (a) the terms of this Article 11 shall immediately become operative, without further action or consent by any person or entity; (b) all terms, conditions, restrictions and limitations in effect on any unpaid and/or deferred Award shall immediately lapse as of the date of such event; and (c) no other terms, conditions, restrictions, and/or limitations shall be imposed upon any Awards on or after such date, and in no event shall an Award be forfeited on or after such date. Nothing herein overrides the terms of any plan under which an Award was deferred pursuant to Article 9, and any such deferred Awards remain subject to the terms of such deferred compensation plan.

11.2 Payment of Awards

Upon a Change-in-Ownership, any Executive, whether or not he or she is still employed by the Company, shall be paid, as soon as practicable but in no event later than 60 days after the Change-in-Ownership, the Awards set forth in (a) and (b) below:

(a) All of the Executive's earned, but unpaid Awards; and

(b) A pro-rata Award for the Performance Period in which the Change-in-Ownership occurs. The amount of the pro-rata Award shall be determined by multiplying the Target Award for such Performance Period for Participants in the same wage grade as the Executive by a fraction, the numerator of which shall be the number of days in the Performance Period prior to the date of the Change-in-Ownership and the denominator of which shall be 365 days. To the extent Target Awards have not yet been established for the Performance Period, the Target Awards for the immediately preceding Performance Period shall be used. The pro-rata Awards shall be paid to the Executive in the form of a lump-sum cash payment.

11.3 Miscellaneous

Upon a Change-In-Ownership, no action, including, but not by way of limitation, the amendment, suspension, or termination of the Plan, shall be taken which would affect the rights of any Executive or the operation of the Plan with respect to any Award to which the Executive may have become entitled hereunder on or prior to the date of such action or as a result of such Change-In-Ownership.

ARTICLE 12 – Change-in-Control

12.1 Background

Notwithstanding any provision contained in the Plan, including, but not limited to, Sections 1.1, 4.4 and 13.9, the provisions of this Article 12 shall control over any contrary provision. All Executives shall be eligible for the treatment afforded by this Article 12 if their employment with the Company terminates within two years following a Change-In-Control, unless the termination is due to (a) death; (b) Disability; (c) Cause; (d) resignation other than (1) resignation from a declined reassignment to a job that is not reasonably equivalent in responsibility or compensation (as defined in Kodak's Termination Allowance Plan), or that is not in the same geographic area (as defined in Kodak's Termination Allowance Plan), or (2) resignation within thirty days of a reduction in Total Target Cash Compensation, or (e) Retirement.

12.2 Vesting and Lapse of Restrictions

If an Executive qualifies for treatment under Section 12.1, his or her Awards shall be treated in the manner described in Subsections 11.1(b) and (c). Nothing herein overrides the terms of any plan under which an Award was deferred pursuant to Article 9, and any such deferred Awards remain subject to the terms of such deferred compensation plan.

12.3 Payment of Awards

If an Executive qualifies for treatment under Section 12.1, he or she shall be paid, as soon as practicable but in no event later than 60 days after his or her termination of employment, the Awards set forth in (a) and (b) below:

(a) All of the Executive's earned, but unpaid Awards; and

(b) A pro-rata Award for the Performance Period in which his or her termination of employment occurs. The amount of the pro-rata Award shall be determined by multiplying the Target Award for such Performance Period for Participants in the same wage grade as the Key Employee by a fraction, the numerator of which shall be the number of days in the Performance Period prior to the date of the Executive's termination of employment and the denominator of which shall be 365 days. To the extent Target Awards have not yet been established for the Performance Period, the Target Awards for the immediately preceding Performance Period shall be used. The pro-rata Awards shall be paid to the Executive in the form of a lump-sum cash payment.

Furthermore, during the two years following a Change-in-Control while these provisions remain in effect, Awards to any Executives who qualify for Awards (in accordance with the normal terms of the Plan or in accordance with this Article 12) will be paid no later than March 15th of the year following the Performance Period, in order to ensure that all Awards are paid within the short-term deferral period described in Section 1.409A-1(b)(4) of the Treasury Regulations.

12.4 Miscellaneous

Upon a Change-In-Control, no action, including, but not by way of limitation, the amendment, suspension, or termination of the Plan, shall be taken which would affect the rights of any Executive or the operation of the Plan with respect to any Award to which the Executive may have become entitled hereunder prior to the date of the Change-In-Control or to which he or she may become entitled as a result of such Change-In-Control.

ARTICLE 13 – Miscellaneous

13.1 Nonassignability

No Awards under the Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge, or encumbrance, nor shall any Award be payable to anyone other than the Participant to whom it was granted.

13.2 Withholding Taxes

The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to it such tax prior to and as a condition of the making of such payment.

13.3 Amendments to Awards

The Committee may at any time unilaterally amend any unearned, deferred or unpaid Award, including, but not by way of limitation, Awards earned but not yet paid, to the extent it deems appropriate; provided, however, that any such amendment which, in the opinion of the Committee, is adverse to the Participant shall require the Participant's consent, except in the case where an amendment to a Participant's Award is due to the conduct of that Participant that is in violation of his or her employee's agreement or is contrary to the best interest of the Company.

13.4 No Right to Continued Employment or Grants

Participation in the Plan shall not give any Executive any right to remain in the employ of the Company. Kodak or, in the case of employment with a Subsidiary, the Subsidiary, reserves the right to terminate any Executive at any time. Further, the adoption of this Plan shall not be deemed to give any Executive or any other individual any right to be selected as a Participant or to be granted an Award.

13.5 Amendment/Termination

The Committee may suspend or terminate the Plan at any time with or without prior notice. In addition, the Committee, or any person to whom the Committee has delegated the requisite authority, may, from time to time and with or without prior notice, amend the Plan in any manner, but may not without shareholder approval adopt any amendment which would require the vote of the shareholders of Kodak pursuant to Section 162(m) of the Code, but only insofar as such amendment affects Covered Employees.

13.6 Governing Law

The Plan shall be governed by and construed in accordance with the laws of the State of New York, except as superseded by applicable Federal Law, without giving effect to its conflicts of law provisions.

13.7 No Right, Title, or Interest in Company Assets

To the extent any person acquires a right to receive payments from the Company under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company and the Participant shall not have any rights in or against any specific assets of the Company. All of the Awards granted under the Plan shall be unfunded.

13.8 No Guarantee of Tax Consequences

No person connected with the Plan in any capacity, including, but not limited to, Kodak and its Subsidiaries and their directors, officers, agents and employees makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, Federal, state and local income, estate and gift tax treatment, will be applicable with respect to amounts deferred under the Plan, or paid to or for the benefit of a Participant under the Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

13.9 Compliance with Section 162(m)

If any provision of the Plan would cause the Awards granted to a Covered Employee not to constitute qualified Performance-Based Compensation under Section 162(m) of the Code, that provision, insofar as it pertains to the Covered Employee, shall be severed from, and shall be deemed not to be a part of, this Plan, but the other provisions hereof shall remain in full force and effect.

13.10 Exemption From Section 409A

The Plan is intended to be exempt from Section 409A of the Code, and shall be construed and administered accordingly.

EXHIBIT III — DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1) A director will not be considered "independent" if:

- The director is or was within the preceding three years an employee, or an immediate family member of the director is or was within the preceding three years an executive officer of the Company; or
- The director, or an immediate family member of the director, received, during any twelve-month period within the preceding three years, more than $120,000 in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as a non-executive employee of the Company or received by the director for former services as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test; or
- The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; the director is a current employee of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or, the director or an immediate family member was, in the last three years, a partner or employee of such a firm and personally worked on the Company's audit within that time; or
- The director, or an immediate family member of the director, is or was within the preceding three years employed as an executive officer of another company where any of the Company's present executive officers serve or served on that company's compensation committee; or
- The director is a current employee, or an immediate family member of the director is a current executive officer of, a company (other than a charitable organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million 2% of such other company's consolidated gross revenues; provided, however, that, in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer – the former employment of the director or immediate family member need not be considered.

2) The following relationships will not preclude the Board from determining that a director is independent:

Commercial Relationship: if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of: a) $1,000,000 or b) 2% of such other company's consolidated gross revenues;

Indebtedness Relationship: if a director of the Company is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness does not exceed the greater of: a) $1,000,000 or b) 2% of the consolidated assets of the company wherein the director serves as an executive officer;

Equity Relationship: if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or

Charitable Relationship: if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of: a) $1,000,000 or b) 2% of that organization's gross revenues.

3) For relationships not covered by Section 2 above, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above.

4) For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that, when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

EXHIBIT IV — DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

1) **Integrity.** Directors should have proven integrity and be of the highest ethical character and share the Company's values.
2) **Reputation.** Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.
3) **Judgment.** Directors should have the ability to exercise sound business judgment on a broad range of issues.
4) **Knowledge.** Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.
5) **Experience.** In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions. Directors should have experience in assessing risks associated with business and strategic decisions.
6) **Maturity.** Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.
7) **Commitment.** Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.
8) **Skills.** Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.
9) **Track Record.** Directors should have a proven track record of excellence in their field.
10) **Diversity.** Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.
11) **Age.** Given the Board's mandatory retirement age of 72, directors must be able to, and should be committed to, serve on the Board for an extended period of time.
12) **Independence.** Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.
13) **Ownership Stake.** Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

EXHIBIT V — DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1) The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.
2) Using the results of this assessment, the Committee will prepare a target candidate profile.
3) The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.
4) The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.
5) The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.
6) Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.
7) Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.
8) A reference check will be performed on the candidate.
9) Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.
10) The full Board will vote on whether to elect the candidate to the Board.
11) The Secretary of the Company will arrange for orientation sessions for newly elected directors, including briefings by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements and key policies and practices, including corporate governance matters.

EXHIBIT VI — AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee (general pre-approval) or require the specific pre-approval of the Audit Committee (specific pre-approval). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. Audit Services

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. Audit-Related Services

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations for significant or unusual transactions not classified as "audit services," assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities, financial audits of employee benefit plans, agreed-upon or expanded audit procedures performed at the request of management and assistance with internal control reporting requirements.

IV. Tax Services

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Code and related regulations.

V. Other Permissible Non-Audit Services

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Budgeted Amounts

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. Procedures

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. Delegation

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

ANNUAL MEETING INFORMATION

2010 ANNUAL MEETING DIRECTIONS AND PARKING INFORMATION

The Learning Center at Miami Valley Research Park

1900 Founders Drive, Dayton, OH 45420

Directions

From the Airport

Go Northwest toward Terminal Drive.
Turn slight right onto Terminal Drive.
Terminal Drive becomes Dayton International Airport Access Road.
Merge onto I-70 East.
Merge onto I-75 South via Exit 33A.
Merge onto US-35 East via Exit 52B.
Take OH-835 / Woodman Drive Exit.
Turn right onto Woodman Drive.
Turn left onto OH-835.
Turn left onto Founders Drive.
Turn left at 1900 Founders Drive.

Parking

Parking for the Annual Meeting is available in the lot at 1900 Founders Drive. Overflow parking is available in the lot behind the building.

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